UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 5, 2021

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Report on **Economic** and **Financial Analysis**

3Q21

bradesco

Report on Economic and Financial Analysis

Some numbers included in this Report have been subjected to rounding adjustments.

As a result, some amounts indicated as total amounts in some charts may not be the arithmetic sum of the preceding numbers.

Percentage variations not presented in the framework of this report, are related, in their majority, to the low value balances compared with the other periods presented.

Managerial Analysis of Results

Recurring Net Income

R$6.8 billion

+34.5% in 12 months (3Q21 x 3Q20)
+7.1% in the quarter (3Q21 x 2Q21)

Accrued ROAE
18.3%

+5.4 p.p. in 12 months
+0.1 p.p. in the quarter

12-month ER
45.4%

Improvement of 1.8 p.p. in 12 months

Income from Insurance, Pension Plans and Capitalization Bonds

R$3.2 bi

+2.6% in 12 months
+104.1% in the quarter

Fee and Commission Income

R$8.8 bi

+7.8% in 12 months
+4.1% in the quarter

Client Portion

R$14.1 bi

+9.8% in 12 months
+4.3% in the quarter

9.0% of **spread growth** in the **3Q21**

Expanded ALL

R$3.4 bi

-39.9% in 12 months
-3.7% in the quarter

Expanded loan portfolio

R$773.3 bi

+16.4% in 12 months
+6.5% in the quarter

Loans authorized through digital channels

approximately **R$30** bi
Individuals R$15 bi
+58% in 12 months
approximately **80%** through the **app channel (mobile)**

Analysis of the 3Q21 Income

We closed the quarter reaching the expressive recurring net income of R$6.8 billion, the second largest of our historical series, registering significant evolutions in relation to all the comparative periods (2Q21, 3Q20 and 9M20). The key motivators of the income obtained were the strong recovery of the insurance, and the good performance with net interest income (client portion) and fee and commission income, allied to the lower ALL expenses, even with the significant growth of the loan portfolio. The indicators of accrued profitability (ROAE and ROAA) remained in constant evolution, reaching 18.3% and 1.6%, respectively, presenting an improvement in all the comparative periods.

The expanded loan portfolio had a growth of 16.4% in 12 months and 6.5% in the quarter, highlighting the strong acceleration of the Individuals portfolio that had an evolution of 24.7% in 12 months and 6.3% in the quarter, driven by the operations of real estate financing, credit card, and payroll-deductible loans. In the corporate portfolio, we highlight the operations of SMEs, which have evolved 27.8% in the year and 9.1% in the quarter.

The Basel Ratio Tier 1 ended the quarter at 13.7%.

In September 2021, the extension portfolio net of amortizations totaled R$36.2 billion, showing a reduction of 35.4% since June 2020 and 12.3% in the last quarter. The balance of operations in grace period totaled R$2.3 billion. Operations in arrears over 30 days reached R$3.0 billion, which represents delinquency of 0.5%, an improvement of 0.1 p.p. compared to the previous quarter.

Despite the increase of the loan portfolio, and the maintenance of the coverage ratio over 90 days at levels above 300%, there was a strong decrease in the Expanded ALL, reflecting the quality of the processes for lending and the production mix practiced.

In September 2021, the total delinquency ratio above 90 days presented a slight increase in comparison to the previous quarter, remaining at the lowest levels of the historical series. In relation to 3Q19, the period before the pandemic, the ratio improved 1.0 p.p.

The net interest income reached R$15.7 billion, with emphasis on the good performance of the client portion, which evolved more than 4% in the quarter, reaching a spread of 9.0%.

The resumption of the economic activity started in the 2Q21 and the growth of business in the 3Q21 boosted the performance of fee and commission income, which reached the mark of R$8.8 billion, surpassing the periods that preceded the pandemic (3Q19). The highlights in this period are for the evolutions in revenues with cards, checking account, consortia and loan operations, which had a growth in all the comparative periods.

The operating expenses presented a reduction of 2.5% in the accumulated of nine months, evidencing the Management's actions in the efficient management of costs, which contributed to an improvement of about 2 p.p. in the efficiency ratio accrued over 12 months (3Q21 x 3Q20). In relation to the previous quarter and the 3Q20, there was an impact of the collective bargaining agreement that occurred as of September 2021, whose adjustment rate was around 11%.

The 3Q21 was marked by the strong recovery of the income from insurance operations, which have evolved more than 100% in the quarter, motivated by the reduction of the frequency of the events related to Covid-19 along with the advancement of the financial income, reflecting the behavior of the economic-financial ratios.

This quarter we revised our Guidance. (Page 33).


Recurring Net Income
R$ million
5,031
26.3
73.7
6,319
10.4
89.6
6,767
22.8
77.2
12,657
30.4
69.6
19,602
19.5
80.5
3Q20
2Q21
3Q21
9M20
9M21
Banking Activities %
Insurance Activities %


ROAE
%
15.2
17.6
18.6
12.9
18.3
3Q20
2Q21
3Q21
9M20
9M21


12-month ER
%
47.2
45.7
45.4
47.2
45.4
3Q20
2Q21
3Q21
9M20
9M21

Economic and Financial Analysis Report

R$ million (unless otherwise stated)	3Q21	2Q21	3Q20	9M21	9M20	Variation % (unless otherwise stated) 3Q21 x 2Q21	3Q21 x 3Q20	9M21 x 9M20
Recurring Income Statement								
Recurring Net Income [1]	6,767	6,319	5,031	19,602	12,657	7.1	34.5	54.9
Book Net Income	6,648	5,974	4,194	18,775	11,082	11.3	58.5	69.4
Operating Income	10,591	9,519	7,342	29,879	18,443	11.3	44.3	62.0
Net Interest Income	15,702	15,738	15,288	47,018	46,471	(0.2)	2.7	1.2
Expanded ALL	(3,358)	(3,487)	(5,588)	(10,752)	(21,186)	(3.7)	(39.9)	(49.2)
Fee and Commission Income	8,756	8,412	8,121	25,235	24,030	4.1	7.8	5.0
Operating Expenses (Personnel, Administrative and Other Operating Income / (Expenses))	(11,882)	(10,990)	(11,724)	(34,075)	(34,940)	8.1	1.3	(2.5)
Income from Insurance, Pension Plans and Capitalization Bonds	3,213	1,574	3,131	7,924	9,840	104.1	2.6	(19.5)
Statement of Financial Position								
Total Assets	1,716,168	1,672,753	1,659,687	1,716,168	1,659,687	2.6	3.4	3.4
Loans - Expanded Loan Portfolio	773,323	726,453	664,414	773,323	664,414	6.5	16.4	16.4
- Individuals	303,479	285,620	243,404	303,479	243,404	6.3	24.7	24.7
- Companies	469,844	440,833	421,010	469,844	421,010	6.6	11.6	11.6
Shareholders' Equity	147,606	146,488	137,461	147,606	137,461	0.8	7.4	7.4
Assets under Management	2,627,596	2,593,201	2,474,764	2,627,596	2,474,764	1.3	6.2	6.2
Capital and Liquidity - %								
Total Ratio	15.2	16.0	15.1	15.2	15.1	(0.8) p.p.	0.1 p.p.	0.1 p.p.
Tier I Capital	13.7	14.1	12.9	13.7	12.9	(0.4) p.p.	0.8 p.p.	0.8 p.p.
Liquidity Coverage Ratio (LCR)	145.5	156.0	184.6	145.5	184.6	(10.5) p.p.	(39.1) p.p.	(39.1) p.p.
Net Stable Funding Ratio (NSFR)	115.2	116.1	120.9	115.2	120.9	(0.9) p.p.	(5.7) p.p.	(5.7) p.p.
Profitability and Efficiency %								
Annualized Return on Average Equity (ROAE) [2]	18.6	17.6	15.2	18.3	12.9	1.0 p.p.	3.4 p.p.	5.4 p.p.
Annualized Return on Average Assets (ROAA)	1.6	1.5	1.2	1.6	1.1	0.1 p.p.	0.4 p.p.	0.5 p.p.
Efficiency Ratio (ER) [3]	46.0	45.8	47.6	45.4	47.2	0.2 p.p.	(1.6) p.p.	(1.8) p.p.
Market Indicators								
Recurring Net Income per Share (accumulated 12 months) - R$ [4]	2.72	2.54	1.99	2.72	1.99	7.3	37.2	37.2
Market Capitalization [5]	187,419	231,006	165,343	187,419	165,343	(18.9)	13.4	13.4
Dividends/Interest on Shareholders' Equity	448	3,340	1,195	5,541	3,159	(86.6)	(62.5)	75.4
Price/Earnings Ratio [6]	7.1	9.4	8.6	7.1	8.6	(24.2)	(17.1)	(17.1)
Price to Book Ratio	1.3	1.6	1.2	1.3	1.2	(18.8)	8.3	8.3
Dividend Yield - % [7][8]	5.5	2.4	8.9	5.5	8.9	3.1 p.p.	(3.4) p.p.	(3.4) p.p.
Portfolio Indicators - %								
Delinquency Ratio (over 90 days)	2.6	2.5	2.3	2.6	2.3	0.1 p.p.	0.3 p.p.	0.3 p.p.
Delinquency Ratio (over 60 days)	3.2	3.1	2.7	3.2	2.7	0.1 p.p.	0.5 p.p.	0.5 p.p.
NPL Creation - 90 days	0.9	0.8	0.1	0.9	0.1	0.1 p.p.	0.8 p.p.	0.8 p.p.
Coverage Ratio (> 90 days)	296.9	324.7	398.2	296.9	398.2	(27.8) p.p.	(101.3) p.p.	(101.3) p.p.
Coverage Ratio (> 60 days)	243.7	263.2	337.4	243.7	337.4	(19.5) p.p.	(93.7) p.p.	(93.7) p.p.

(1) According to the non-recurring events described on page 32 of this report; **(2)** It excludes the asset valuation adjustments recorded under the Shareholders' Equity; **(3)** For the 9M21/9M20, it considers the cumulative index in 12 months; **(4)** For comparison purposes, shares were adjusted in accordance with bonuses and stock splits occurred in the periods; **(5)** Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period's last trading day; **(6)** Recurring net income in 12 months; **(7)** Source: Economatica; and **(8)** Calculated according to the share with highest liquidity.

Recurring Income Statement

R$ million	3Q21	2Q21	3Q20	9M21	9M20	Variation % 3Q21 x 2Q21	Variation % 3Q21 x 3Q20	Variation % 9M21 x 9M20
Net Interest Income	**15,702**	**15,738**	**15,288**	**47,018**	**46,471**	**(0.2)**	**2.7**	**1.2**
- Client Portion	14,054	13,471	12,794	40,750	38,921	4.3	9.8	4.7
- Market Portion	1,648	2,267	2,494	6,268	7,550	(27.3)	(33.9)	(17.0)
Expanded ALL	**(3,358)**	**(3,487)**	**(5,588)**	**(10,752)**	**(21,186)**	**(3.7)**	**(39.9)**	**(49.2)**
Gross Income from Financial Intermediation	**12,344**	**12,251**	**9,700**	**36,266**	**25,285**	**0.8**	**27.3**	**43.4**
Income from Insurance, Pension Plans and Capitalization Bonds	3,213	1,574	3,131	7,924	9,840	104.1	2.6	(19.5)
Fee and Commission Income	8,756	8,412	8,121	25,235	24,030	4.1	7.8	5.0
Operating Expenses	(11,882)	(10,990)	(11,724)	(34,075)	(34,940)	8.1	1.3	(2.5)
Personnel Expenses	(5,434)	(5,120)	(4,900)	(15,623)	(15,054)	6.1	10.9	3.8
Other Administrative Expenses	(5,235)	(5,012)	(5,035)	(15,059)	(15,083)	4.4	4.0	(0.2)
Other Operating Income / (Expenses)	(1,213)	(858)	(1,789)	(3,393)	(4,803)	41.4	(32.2)	(29.4)
Tax Expenses	(1,877)	(1,763)	(1,917)	(5,573)	(5,840)	6.5	(2.1)	(4.6)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	37	35	31	102	68	5.7	19.4	50.0
Operating Income	**10,591**	**9,519**	**7,342**	**29,879**	**18,443**	**11.3**	**44.3**	**62.0**
Non-Operating Income	(26)	(81)	16	(196)	2	(67.9)	-	-
Single Allowance - Collective Agreement (1)	-	-	(170)	-	(170)	-	-	-
Income Tax / Social Contribution	(3,731)	(3,058)	(2,108)	(9,885)	(5,454)	22.0	77.0	81.2
Non-controlling interests in subsidiaries	(67)	(61)	(49)	(196)	(164)	9.8	36.7	19.5
Recurring Net Income (2)	**6,767**	**6,319**	**5,031**	**19,602**	**12,657**	**7.1**	**34.5**	**54.9**

(1) It refers to the payment in a lump sum, made in September 2020, of the wage allowance approved in the collective agreement; and **(2)** According to the non-recurring events described on page 32 of this report.

Income, Returns and Efficiency

The excellent performance of the net income in the 3Q21, the second highest income in the historical series, showed evolutions in all the comparative periods (2Q21 and 3Q20), surpassing even the results of the periods that preceded the pandemic (3Q19 and 4Q19), a reflection of the improved economic activity, allied to the wide diversity of products offered to clients, through a modern service network (digital and physical), highlighting the strong income from insurance operations, which have evolved more than 100% in the quarter, of the good performance in net interest income (client portion) and fee and commission income, in addition to the lower ALL expenses.

The average profitability was more than 18%, this is a significant growth in relation to the previous quarter, with emphasis on the quarterly indicator, which evolved 1.0 p.p.

We have continued showing consistent improvement in the ER (accrued and quarterly) in relation to the comparative periods of 2019 and 2020, due to the excellent performance of the client portion, of the fee and commission income and the income from insurance operations.

The slight increase of 0.2 p.p. of the quarterly ER (3Q21 vs. 2Q21) is a reflection of the higher operating expenses, influenced mainly by the collective bargaining agreement, whose adjustment rate was around 11%, and by the increase in the volume of business, which contributed to the increase in expenses with data processing and card sales. These effects were partially absorbed by the strong growth in insurance operations and the highest fee and commission income.

The behavior of the (accrued and quarterly) risk-adjusted ER is due to the consistent improvement of ALL expenses.

Recurring Net Income


R$ million
6,542
6,645
3,753
3,873
5,031
6,801
6,515
6,319
6,767
28.8
28.9
30.9
35.1
26.3
18.8
25.0
10.4
22.8
71.2
71.1
69.1
64.9
73.7
81.2
75.0
89.6
77.2
3Q19
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
Banking Activities %
Insurance Activities %

ROAE - Quarterly and Accrued


%
20.5
21.2
20.2
20.6
11.7
11.9
11.7
11.8
15.2
12.9
20.0
14.8
18.7
18.7
18.2
17.6
18.6
18.3
3Q19
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
ROAE - Quartely
ROAE - Accrued

ER / Risk-Adjusted ER


%
63.9
63.3
63.5
63.4
77.4
66.7
78.1
70.5
72.2
70.2
72.0
62.4
67.9
60.7
63.4
60.3
60.6
59.0
49.5
49.0
49.1
47.8
47.2
46.3
45.3
45.7
45.4
49.9
48.3
49.3
44.0
47.6
44.6
45.0
45.8
46.0
3Q19
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
Quarterly ER
12-month risk-adjusted ER
12-month ER
Quartely risk-adjusted ER

Net Interest Income Breakdown and Analysis

R$ million	3Q21	2Q21	3Q20	9M21	9M20	Variation % 3Q21 x 2Q21 R$	%	3Q21 x 3Q20 R$	%	9M21 x 9M20 R$	%
Net Interest Income	15,702	15,738	15,288	47,018	46,471	(36)	(0.2)	414	2.7	547	1.2
Client Portion [(1)]	14,054	13,471	12,794	40,750	38,921	583	4.3	1,260	9.8	1,829	4.7
Average Balance	643,336	624,710	577,618	625,875	563,393	402		1,456		4,316	
Average Rate	9.0%	8.9%	9.2%	8.8%	9.3%	181		(196)		(2,488)	
Market Portion [(2)]	1,648	2,267	2,494	6,268	7,550	(619)	(27.3)	(846)	(33.9)	(1,282)	(17.0)

(1) It relates to the result of operations made with assets (loans and others) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rate of the deducted operations from the internal funding cost and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and **(2)** Composed by Assets and Liabilities Management (ALM), Trading and Working Capital.

Net Interest Income – Client Portion – vs. Expanded ALL


Client Portion - Indicators
R$ million
3Q19
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
Net Client Portion
Average Rate %
Expanded ALL
Quarterly Net Average Rate %


Change in the Client Portion
R$ million
13,471
402
50
18
113
14,054
2Q21
Average Volume
Spread
Products Mix
Number of Days
3Q21

The growth of the client portion in all the comparative periods is related to the strong increase in the average volume of operations, with highlight to the good performance of payroll-deductible loans, credit card financing, personal loans, working capital, overdraft account and foreign exchange operations, benefited by the resumption of the economic activities. Furthermore, the improvement in the portfolio mix and origination spreads, mainly in mass-market operations, contributed to the 0.1 p.p. growth in the quarterly average spread, which reached 9.0%.

The net client portion of the 3Q21 remained evolving, with a growth of 7% in the quarter and 48% in 12 months, higher than the periods preceding the pandemic, reflecting the improvement in the quality of the portfolio, as well as the highest origination of loans to clients classified in better risk levels.


Portfolio Mix
%
2016
2017
2018
2019
2020
Sept21
Individuals
Large Corporates
Micro, Small and Medium-Sized Enterprises


Product Mix - Individuals
%
Sept21
2020
2019
2018
2017
2016
Payroll-deductible Loans
Credit Card
Vehicles
Real Estate Financing
Others
Personal Loans

Net Interest Income – Market Portion

The reduction of the market portion was due to the impact of the increase of the CDI in the ALM positions, partially offset by the higher result of our own working capital and by the higher number of working/calendar days in the 3Q21.

Bacen Portfolio vs. Expanded Portfolio

R$ million	Sept21	June21	Sept20	Variation % Quartely	Variation % 12 months
Individuals	300,033	282,192	240,921	6.3	24.5
Companies	281,316	264,329	249,122	6.4	12.9
Loan Portfolio - Bacen	**581,348**	**546,521**	**490,043**	**6.4**	**18.6**
Sureties and Guarantees	79,197	77,373	80,317	2.4	(1.4)
Operations bearing Credit Risk - Commercial Portfolio	77,904	70,611	69,367	10.3	12.3
Other	34,874	31,948	24,687	9.2	41.3
Expanded Loan Portfolio(1)	**773,323**	**726,453**	**664,414**	**6.5**	**16.4**
Companies	**469,844**	**440,833**	**421,010**	**6.6**	**11.6**
Large Corporates	308,483	292,995	294,738	5.3	4.7
Micro, Small and Medium-Sized Enterprises(1)	161,361	147,838	126,273	9.1	27.8
Individuals(1)	**303,479**	**285,620**	**243,404**	**6.3**	**24.7**
		Without exchange variation		**5.9**	**16.7**

(1) Disregarding the BAC consolidation, the developments in 12 months would be: Expanded Portfolio 14.9%; SMEs 22.4%; and Individuals 23.5%.

The good performance of the loan portfolio (Bacen) in September 2021, in the quarter and in the 12 months, reflects the increase in virtually all products (for Individual and for Companies), with a highlight to the credit card operations, real estate financing, rural loans, guaranteed account and CDC, which rose above two digits.

The average daily origination from individuals evolved around 16% in 12 months, mainly due to the great performance of real estate financing, a reflection of the constant innovations in the journey of purchasing loans, mainly through digital channels.

31%
of loans authorized through digital channels

Of the total loans authorized in the 3Q21, around **R$30 billion** were made available via Digital Channels, where the client has autonomy and safety in self-service.

Noteworthy were the loans authorized for individuals, which achieved strong growth and reached R$15 billion (+58% in 12 months), of which **80%** originated only through the Mobile channel (+45% in 12 months).

Loan Portfolio variation - Bacen Sept21 x June21


R$ million
546,521
17,841
10,770
6,217
581,348
June21
Individuals
SMEs
Large Corporates
Sept21

Loan Portfolio variation - Bacen Sept21 x Sept20


R$ million
490,043
59,111
32,041
153
581,348
Sept20
Individuals
SMEs
Large Corporates
Sept21

Expanded Loan Portfolio Breakdown by Client Profile, Product and Currency

R$ million	Sept21	June21	Sept20	Variation % Quarter	Variation % 12 months
Individuals	**303,479**	**285,620**	**243,404**	**6.3**	**24.7**
Consumer Financing	**193,909**	**183,464**	**160,982**	**5.7**	**20.5**
Payroll-deductible Loans	82,505	78,425	66,404	5.2	24.2
Credit Card	47,384	43,170	37,604	9.8	26.0
Personal Loans	32,973	31,767	28,502	3.8	15.7
CDC / Vehicle Leasing	31,047	30,102	28,472	3.1	9.0
Real Estate Financing (1)	**73,903**	**68,668**	**52,287**	**7.6**	**41.3**
Other Products	**35,666**	**33,488**	**30,134**	**6.5**	**18.4**
Rural Loans	12,088	10,979	9,910	10.1	22.0
BNDES/Finame Onlendings	6,683	6,525	5,805	2.4	15.1
Other	16,895	15,984	14,420	5.7	17.2
Companies	**469,844**	**440,833**	**421,010**	**6.6**	**11.6**
Working Capital	96,694	89,701	91,238	7.8	6.0
Foreign Trade Finance	61,801	61,613	62,475	0.3	(1.1)
Real Estate Financing (1)	17,633	16,851	14,890	4.6	18.4
BNDES/Finame Onlendings	15,681	15,822	16,963	(0.9)	(7.6)
Overdraft Account	4,703	4,241	4,251	10.9	10.7
CDC / Leasing	20,992	18,921	15,943	10.9	31.7
Rural Loans	18,153	17,042	12,874	6.5	41.0
Sureties and Guarantees	78,396	76,456	79,566	2.5	(1.5)
Operations bearing Credit Risk - Commercial Portfolio	77,904	70,611	69,367	10.3	12.3
Other	77,886	69,576	53,444	11.9	45.7
Expanded Loan Portfolio	**773,323**	**726,453**	**664,414**	**6.5**	**16.4**
Real	720,250	677,534	621,555	6.3	15.9
Foreign Currency	53,073	48,919	42,859	8.5	23.8

(1) Disregarding the BAC consolidation, the developments in the Real Estate Financing in 12 months would be: Individuals 36.2%; and Companies -11.9%.

Real Estate Financing

Portfolio


R$ million
Total ▲ 36.3%
Ind. ▲ 41.3%
Comp. ▲ 18.4%
62,830 61,222 61,941 64,534 67,177 77,751 81,807 85,518 91,536
19,900 16,935 15,768 15,485 14,890 18,588 18,060 16,851 17,633
42,931 44,288 46,173 49,049 52,287 59,163 63,747 68,668 73,903
Sept19 Dec Mar20 June Sept Dec Mar21 June Sept
Individuals
Companies

Origination


R$ million
▲61.9%
4,858 4,585 4,516 4,788 6,322 8,920 7,770 10,094 10,237
1,183 1,312 954 535 860 2,021 788 1,945 2,377
3,675 3,273 3,562 4,253 5,462 6,899 6,982 8,149 7,860
3Q19 4Q 1Q20 2Q 3Q 4Q 1Q21 2Q 3Q
Borrower
Builder

Profile of the Individual Portfolio – Origination 3Q21

Average term: **319 Months**

R$535 Thousand	R$325 Thousand	60.8%	51.1%
Average Property Valuation	Average Funding	Loan to Value	Loan to Value (Stock)

Units Financed


▲ 76.9%
19,964 18,158 17,092 16,145 20,760 31,243 27,157 35,945 36,721
7,340 6,843 5,070 1,601 3,876 9,364 4,432 10,545 12,553
12,624 11,315 12,022 14,544 16,884 21,879 22,725 25,400 24,168
3Q19 4Q 1Q20 2Q 3Q 4Q 1Q21 2Q 3Q
Borrower
Builder

Payroll-Deductible Loans

Portfolio


%
69.7 70.1 68.8 69.2 70.0 71.3 70.2 71.2 71.4
R$ million
60,258 62,987 65,320 65,448 66,404 69,664 72,804 78,425 82,505
78.6 79.6 80.9 81.6 83.1 84.5 85.6 85.7 86.5
21.4 20.4 19.1 18.4 16.9 15.5 14.4 14.3 13.5
Sept19 Dec Mar20 June Sept Dec Mar21 June Sept
Network of Branches %
Correspondent / Other Channels %
As a % of total Personal Loans

Distribution of the Portfolio by Sector


%
46.7 47.9 47.0
6.0 5.5 4.9
47.3 46.6 48.1
Sept19 Sept20 Sept21
Public Sector
Private Sector
Social Security National Institute (INSS)/Dataprev

Market Share

Sept21		
16.5%	21.2%	Social Security (INSS)
	14.5%	Private sector
Total	13.7%	Public sector

The excellent performance of the payroll-deductible loans in the periods is a reflection of innovation in the product offering and the evolution in the marketing channels, with emphasis on digital media allied to the higher credit offer to clients and consequent improvement in the distribution mix. It is worth noting that Bradesco is the bank with the highest growth in market share in the last quarter (June/21), based on market information, available from the Central Bank of Brazil.

Vehicle Financing



Portfolio
R$ million
Total ▲ 15.1%
Individuals ▲ 8.8%
Companies ▲ 25.9%
43,260
45,960
47,087
45,369
45,786
47,298
47,991
49,946
52,681
15,255
16,444
17,084
16,576
16,830
17,422
17,984
19,402
21,190
28,005
29,516
30,003
28,793
28,956
29,876
30,007
30,544
31,491
Sept19
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Individuals
Companies



Distribution of the Portfolio by Product
%
9.7
1.7
88.5
7.4
1.6
91.0
5.7
1.4
92.9
Sept19
Sept20
Sept21
Finame Portfolio
Leasing Portfolio
CDC Portfolio

Origination

R$1.8 billion	R$47 thousand	45 months	34%
Average Monthly Production	Average Ticket	Average Term	Average Inflows

R$ Production Jul/21 – Sept/21

Excellent performance of the average monthly production, with a growth of around 30% in the quarter (3Q21 vs. 2Q21), given the important growth in the segments of used and transportation vehicles/ agricultural machinery.

Expanded Loan Portfolio Concentration – By Economic Sector

R$ million	Sept21	%	June21	%	Sept20	%
Economic Sector						
Public Sector	**10,666**	**1.4**	**9,138**	**1.3**	**16,037**	**2.4**
Petrol, derived and aggregated activities	5,859	0.8	5,032	0.7	11,957	1.8
Production and distribution of electricity	4,047	0.5	3,228	0.4	3,180	0.5
Other sectors	760	0.1	878	0.1	900	0.1
Private Sector	**762,657**	**98.6**	**717,315**	**98.7**	**648,376**	**97.6**
Companies	**459,178**	**59.4**	**431,695**	**59.4**	**404,973**	**61.0**
Real estate and construction activities	31,548	4.1	30,248	4.2	33,644	5.1
Retail	48,457	6.3	44,532	6.1	40,614	6.1
Transportation and concession	35,949	4.6	34,999	4.8	34,531	5.2
Services	64,797	8.4	53,428	7.4	37,349	5.6
Wholesale	28,303	3.7	25,688	3.5	21,695	3.3
Automotive	16,347	2.1	15,892	2.2	24,430	3.7
Food products	24,560	3.2	24,115	3.3	16,106	2.4
Other sectors	209,217	27.1	202,793	27.9	196,604	29.6
Individuals	**303,479**	**39.2**	**285,620**	**39.3**	**243,404**	**36.6**
Total	**773,323**	**100.0**	**726,453**	**100.0**	**664,414**	**100.0**

Portfolio by Debtors

The diversification strategy has been contributing with an important reduction in the concentration of clients in each quarter.


%
32.6
31.4
30.6
29.6
29.5
26.0
25.0
24.2
23.0
22.9
15.8
15.0
14.5
13.5
13.4
10.0
9.2
9.1
8.1
8.0
1.8
1.6
1.6
1.3
1.3
Sept20
Dec
Mar21
June
Sept
100 Largest
50 Largest
20 Largest
10 Largest
Largest borrower

Flow of Maturities [(1)]

As one of its features, the loan portfolio by flow of maturities of operations has a longer profile, mainly due to the representativeness of real estate financing and payroll-deductible loans.

%	Sept21	June21	Sept20
1 to 30 days	10.9	10.4	9.3
31 to 60 days	6.4	5.8	5.1
61 to 90 days	6.0	5.2	5.0
91 to 180 days	10.7	11.8	10.4
Short-Term	**34.0**	**33.2**	**29.8**
181 to 360 days	15.4	15.3	17.2
Over 360 days	50.6	51.5	53.0
Medium/ Long-Term	**66.0**	**66.8**	**70.2**

(1) Only normal course operations of Bacen Portfolio.

Changes in Expanded Loan Portfolio by Rating – In R$ million (unless otherwise stated)

In the last 12 months, 96.1% of operations with new clients were classified in ratings AA-C, reflecting the quality of new captures and loan granting processes.

Changes in Expanded Loan Portfolio by Rating between September 2020 and 2021	Total Credit on September 2021		New Customers between October 2020 and September 2021		Remaining customers from September 2020	
Rating	R$ million	%	R$ million	%	R$ million	%
AA - C	701,570	90.7%	66,143	96.1%	635,426	90.2%
D	21,166	2.7%	1,840	2.7%	19,325	2.7%
E - H	50,587	6.6%	846	1.2%	49,741	7.0%
Total	**773,323**	**100.0%**	**68,830**	**100.0%**	**704,493**	**100.0%**

Opening of the Expanded Portfolio by Rating and Client Size (%)

The range represented by the credits classified between AA-C improved in relation to June 2021 and September 2020, representing approximately 91% of the total portfolio, highlighting the quality of the operations.

Customer Profile	Sept21			June21			Sept20		
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	92.7	0.3	7.0	92.2	0.3	7.5	89.1	2.0	8.9
Micro, Small and Medium-Sized Enterprises	88.6	4.7	6.7	88.4	4.7	6.9	87.5	4.8	7.7
Individuals	89.8	4.2	6.0	89.5	4.7	5.8	88.5	4.9	6.6
Total	**90.7**	**2.7**	**6.6**	**90.4**	**2.9**	**6.7**	**88.5**	**3.6**	**7.9**

R$ million	3Q21	2Q21	3Q20	9M21	9M20	Variation % 3Q21 x 2Q21	Variation % 3Q21 x 3Q20	Variation % 9M21 x 9M20
Expanded ALL	**(3,358)**	**(3,487)**	**(5,588)**	**(10,752)**	**(21,186)**	**(3.7)**	**(39.9)**	**(49.2)**
ALL Expenses	(4,392)	(4,299)	(5,626)	(13,626)	(21,730)	2.2	(21.9)	(37.3)
Income from Credit Recovery	1,472	1,356	1,828	4,558	4,352	8.6	(19.5)	4.7
Impairment of Financial Assets	(58)	(220)	(571)	(321)	(1,217)	(73.6)	(89.8)	(73.6)
Granted Discounts / Other (1)	(380)	(324)	(1,219)	(1,363)	(2,591)	17.3	(68.8)	(47.4)

(1) It includes the result with BNDU, provision for sureties and guarantees and others.

The constant improvement of processes of credit concession, which aim at more profitable and high-quality operations reflected on the performance of the ALL expenses, which declined in the quarter, even with the increase of more than 6.4% of the portfolio, with a highlight for individuals, which grew 6.3%, a segment that demands greater provisions, which demonstrates the quality of the operations.

The reduction observed in the comparative periods with the previous year (3Q20 and 9M20) is a reflection of the volume of the constitutions of ALL expenses for the adverse economic scenario, made in the first 9-months of 2020 due to uncertainties generated by the Covid-19 pandemic.

Expanded ALL/ Expanded Loan Portfolio


%
2.2
2.6
4.1
5.4
3.4
2.7
2.2
1.9
1.7
R$ million
3,336
3,981
6,708
8,890
5,588
4,568
3,907
3,487
3,358
3Q19
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
Expanded ALL (Expense)
Expanded ALL (Expense) / Expanded Loan Portfolio (Annualized)

In the 3Q21, the ALL stock totaled R$44.6 billion, representing 7.7% of our loan portfolio, equal to the coverage ratio for loans overdue for more than 90 days around 300%. It is worth mentioning that the provisions are supported by internal studies based on statistical models that capture historical information and forecasts, in addition to the Management's experience, and reflect the expectation of losses in different economic scenarios.

Renegotiated Portfolio

Evolution of the Balance of the Portfolio



R$ billion
18.8
5.8
13.0
19.0
5.4
13.6
19.6
5.5
14.1
23.5
5.0
18.5
27.5
4.7
22.8
29.4
4.9
24.5
29.4
5.4
24.0
28.5
5.0
23.5
28.2
4.9
23.3
Sept19
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Originated from active portfolio
Originated from portfolio in writ-off

The portfolio of renegotiation has shown a declining trend regarding the previous quarters as a result of the continuous improvement of the models of credit concession and of new tools for the renegotiation of overdue payments, including digital journeys, scoring, speech analytics, among others, which allowed the Organization to anticipate the needs and provide a wider range of solutions so that clients could reorganize themselves financially.

The delinquency ratio over 90 days also shows a controlled behavior, with lower levels than the pre-pandemic period.

ALL / Renegotiated Portfolio



%
63.3 61.7 64.2 66.2 65.8 65.5 65.1 68.4 75.3 75.3 76.0 76.5 76.4 77.6 78.0 78.3 80.3 78.0 66.4 66.9 66.8 68.2 61.7 61.5 63.8 61.9 63.1
Mar15 June Sept Dec Mar16 June Sept Dec Mar17 June Sept Dec Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept

Delinquency ratio over 90 days



%
28.5 26.5 26.2 29.0 27.6 26.4 27.6 28.1 29.7 27.2 26.0 24.7 24.6 21.8 21.4 19.6 16.9 16.7 19.0 17.4 20.8 11.5 5.9 7.4 14.4 14.6 15.8
Mar15 June Sept Dec Mar16 June Sept Dec Mar17 June Sept Dec Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept

Renegotiated Portfolio / Bacen Portfolio



%
3.1 3.3 3.3 3.5 3.7 4.1 4.0 4.5 4.7 4.8 4.9 4.6 4.4 4.4 4.4 4.2 4.5 4.6 4.2 4.2 4.1 4.8 5.6 5.8 5.6 5.2 4.9
Mar15 June Sept Dec Mar16 June Sept Dec Mar17 June Sept Dec Mar18 June Sept Dec Mar19 June Sept Dec Mar20 June Sept Dec Mar21 June Sept

Extended Operations

Closing September 2021 with the accounting balance of operations, net of amortizations by R$36.2 billion, with the following composition: up-to-date – R$30.9 billion; in arrears – R$3.0 billion; and in grace period – R$2.3 billion.

R$36 billion

net accounting balance of amortizations

Credit profile of clients who have requested an extension

92%	were up-to-date clients who were not in arrears in the 12 months prior to the pandemic
91%	rated AA to C
68%	with real collateral
13 years	average time of relationship



R$ billion
R$0.1
0.0%
R$1.1
0.2%
R$2.9
0.5%
R$3.9
0.7%
R$3.5
0.6%
R$3.0
0.5%
56.0
42.8
13.2
55.3
42.0
13.3
48.0
37.5
10.5
44.1
33.8
10.3
41.3
32.4
8.9
36.2
29.9
6.3
June20
Sept
Dec
Mar21
June
Sept
Wholesale
Multipurpose
In arrears (over 30 days) *

* Delay index over 30 days calculated on the basis of the balance of the Bacen Portfolio.

Delinquency ratios

Over 90 days


%
Dec08
Dec09
Dec10
Dec11
Dec12
Dec13
Dec14
Dec15
Dec16
Dec17
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

The indicator over 90 days remained at the lowest levels of the period, even with the strong growth in loan operations, reflecting the risk management actions. The slight increase in the periods reflects the movement already expected in the segments of individuals, micro entrepreneurs, and small and medium-sized enterprises. It is worth noting the improvement in the segment of large corporates, which presented a reduction in the quarter and in 12 months.

15 to 90 days


%
Dec08
Dec09
Dec10
Dec11
Dec12
Dec13
Dec14
Dec15
Dec16
Dec17
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

The indicator of 15 to 90 days remained as one of the lowest rates in the series, even with the 0.1 p.p. increase in the quarter.

We closed the first nine months of 2021 with a general well-controlled delinquency and at levels considerably lower since the beginning of the series, in December 2008, with emphasis on the segments of individuals and of micro entrepreneurs, and small and medium-sized enterprises. We continue with the strategy of supporting the clients who need to reorganize their contracts financially at the same time in which the more sophisticated credit policies can continue to grow the portfolio continuously, profitably and sustainably.

Coverage Ratios and Provision

The coverage ratios (60 and 90 days) remained at high levels and reached 243.7% and 296.9%, respectively, appearing among the largest market indicators. We emphasize that the coverage ratio over 90 days, excluding operations 100% provisioned, demonstrates that we are at quite comfortable levels of provisioning. The balance of the provision reached R$44.6 billion, showing stability in the comparative periods (2Q21 and 3Q20), while our expanded loan portfolio evolved 16.4% in the period, highlighting the quality of the operations. The supplementary ALL currently represents 1.3% of the loan portfolio, or R$10 billion, demonstrating the robustness in the level of provisioning of loan operations to support a possible stress scenario. It is worth noting that the operations with the worst rating (abnormal course E - H) remain at the lowest levels of the series.

Coverage Ratio


%
392.0 481.0 425.0 602.0 994.0 955.0 688.0 557.0 508.0
225.5 244.9 227.9 299.5 398.2 402.8 349.8 324.7 296.9
188.5 193.6 184.2 249.8 337.4 310.6 266.7 263.2 243.7
115.6 119.6 121.4 123.8 120.6 117.6 120.1 116.7 115.1
8.2 8.1 8.5 9.0 9.2 8.9 8.7 8.1 7.7
4.1 3.8 4.2 3.2 2.7 2.8 3.0 2.7 2.9
Sept19 Dec Mar20 June Sept Dec Mar21 June Sept
E-H Non-Performing Loans
Total Provision - in relation to the portfolio
Coverage Ratio over 90 Days
Coverage Ratio over 60 Days
Coverage Ratio over 90 Days + Renegociation
Coverage Ratio over 90 Days - excluding operations 100% provisioned

Provision and Overdue Portfolio


R$ million
36,142 36,796 40,466 43,209 44,894 45,339 46,030 44,401 44,624
6,899 6,901 9,365 12,014 10,370 10,519 11,569 11,243 9,968
14,407 15,404 14,541 18,290 23,378 22,775 21,389 21,319 20,987
14,835 14,491 16,560 12,905 11,145 12,044 13,071 11,840 13,669
Sept19 Dec Mar20 June Sept Dec Mar21 June Sept
Specific
Generic
Complementary

Portfolio in Arrears


R$ million
19,171 19,008 21,972 17,296 13,304 14,597 17,260 16,869 18,312
16,024 15,026 17,759 14,428 11,276 11,255 13,160 13,674 15,031
Sept19 Dec Mar20 June Sept Dec Mar21 June Sept
Loan Portfolio Overdue for over 60 Days
Loan Portfolio Overdue for over 90 Days

NPL Creation | 90 days vs. Write-offs

Increase of 11% in the quarter, mainly for Individuals (+8%), reflecting the policies normalization for renegotiation practiced in the periods preceding the pandemic. It is worth noting that a significant part of the NPL Creation of the quarter comes from credits 100% provisioned or with high level of provisions, part of them originating from the renegotiated portfolio.

NPL Creation


R$ million
5,819 3,672 6,982 2,195 684 3,674 6,363 4,525 5,020
2,969 3,248 3,974 2,379 289 2,279 4,040 3,091 3,346
1,362 856 2,074 85 146 922 2,073 1,339 1,477
1,489 (431) 934 (269) 249 473 249 94 197
3Q19 4Q 1Q20 2Q 3Q 4Q 1Q21 2Q 3Q
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates

Write-offs


R$ million
3,591 4,670 4,250 5,526 3,837 3,694 4,459 4,011 3,663
2,350 2,566 2,868 3,216 2,651 2,422 2,697 2,772 2,261
1,026 1,234 1,103 1,677 1,152 759 1,080 1,167 1,008
215 870 279 633 34 513 682 71 394
3Q19 4Q 1Q20 2Q 3Q 4Q 1Q21 2Q 3Q
Large Corporates
Micro, Small and Medium-Sized Enterprises
Individuals

In September 2021, the gross ALL expenses accounted for almost 90% of the NPL Creation, which is the same level of periods that preceded the pandemic, demonstrating the robustness of level of provisioning.

Gross ALL Expenses (1) /NPL Creation - 90 days


%
78 126 105 398 823 111 78 95 87
R$ million
5,819 4,522 3,672 4,622 6,982 7,359 2,195 8,745 684 5,626 3,674 4,066 6,363 4,935 4,525 4,299 5,020 4,392
3Q19 4Q 1Q20 2Q 3Q 4Q 1Q21 2Q 3Q
NPL Creation - 90 days
Gross ALL Expenses (1)
Gross ALL Expenses /NPL Creation - 90 days

(1) It refers to ALL expenses, based on Resolution No. 2,682/99.

Funds Raised and Managed

R$ million	Sept21	June21	Sept20	Variation % Quarter	Variation % 12 months
Demand Deposits	53,025	54,509	50,640	(2.7)	4.7
Savings Deposits	137,135	137,401	129,670	(0.2)	5.8
Time Deposits + Debentures	380,438	363,982	354,112	4.5	7.4
Borrowing and Onlending	57,647	58,676	53,896	(1.8)	7.0
Funds from Issuance of Securities	148,903	134,828	154,003	10.4	(3.3)
Subordinated Debts	7,631	7,187	16,833	6.2	(54.7)
Eligible Debt Capital Instruments	42,379	40,375	37,274	5.0	13.7
Subtotal	**827,158**	**796,958**	**796,428**	**3.8**	**3.9**
Obligations for Repurchase Agreements (1)	266,387	260,026	272,717	2.4	(2.3)
Interbank Deposits	4,453	2,739	1,043	62.6	326.9
Working Capital (Own/Managed)	123,087	122,568	113,637	0.4	8.3
Foreign Exchange Portfolio	35,631	32,999	34,439	8.0	3.5
Payment of Taxes and Other Contributions	6,440	7,421	4,784	(13.2)	34.6
Technical provisions for insurance, pension plans and capitalization bonds	289,111	288,364	279,186	0.3	3.6
Funds raised	**1,552,267**	**1,511,075**	**1,502,234**	**2.7**	**3.3**
Investment Funds and Managed Portfolios	**1,075,329**	**1,082,126**	**972,530**	**(0.6)**	**10.6**
Total Assets under Management	**2,627,596**	**2,593,201**	**2,474,764**	**1.3**	**6.2**

(1) It does not consider debentures.

Loans vs. Funding

In order to evaluate loan operations in relation to funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that finance the demand for loans. We had a low dependency on interbank deposits and foreign lines of credit given the capacity to obtain funding from clients effectively. This efficiency is a result of the broad diversity of products offered through digital channels, branch network, multi-platform and advice from experts in asset management allied to the market's confidence in the Bradesco brand and our important presence in the client's sector.

R$ million	Sept21	June21	Sept20	Variation % Quarter	Variation % 12 months
Funding vs. Investments					
Demand Deposits + Sundry Floating	59,465	61,930	55,424	(4.0)	7.3
Savings Deposits	137,135	137,401	129,670	(0.2)	5.8
Time Deposits + Debentures	380,438	363,982	354,112	4.5	7.4
Funds from Financial Bills	138,664	125,243	142,007	10.7	(2.4)
Customer Funds (1)	**715,702**	**688,556**	**681,213**	**3.9**	**5.1**
(-) Reserve Requirements	(88,007)	(85,381)	(81,310)	3.1	8.2
(-) Available Funds (Brazil)	(17,301)	(18,806)	(19,180)	(8.0)	(9.8)
Customer Funds Net of Reserve Requirements	**610,394**	**584,369**	**580,723**	**4.5**	**5.1**
Borrowing and Onlending	57,647	58,676	53,896	(1.8)	7.0
Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)	85,038	80,162	86,617	6.1	(1.8)
Total Funding (A)	**753,079**	**723,207**	**721,236**	**4.1**	**4.4**
Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**694,126**	**649,080**	**584,097**	**6.9**	**18.8**
B / A	**92.2%**	**89.8%**	**81.0%**	**2.4 p.p.**	**11.2 p.p.**

(1) It considers: Demand Deposits, Miscellaneous Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificate).

R$ million	3Q21	2Q21	3Q20	9M21	9M20	Variation % 3Q21 x 2Q21	Variation % 3Q21 x 3Q20	Variation % 9M21 x 9M20
Card Income	2,968	2,744	2,530	8,351	7,582	8.2	17.3	10.1
Checking Account	2,007	2,000	1,955	5,950	5,856	0.4	2.7	1.6
Asset Management	859	828	872	2,484	2,599	3.7	(1.5)	(4.4)
Loans Operations	718	662	610	2,014	1,988	8.5	17.7	1.3
Collections and Payments	607	594	668	1,816	1,948	2.2	(9.1)	(6.8)
Consortium Management	578	540	481	1,631	1,410	7.0	20.2	15.7
Underwriting / Financial Advisory Services	375	390	383	1,020	807	(3.8)	(2.1)	26.4
Custody and Brokerage Services	351	351	321	1,060	970	-	9.3	9.3
Other	293	303	301	909	870	(3.3)	(2.7)	4.5
Total	**8,756**	**8,412**	**8,121**	**25,235**	**24,030**	**4.1**	**7.8**	**5.0**
Business Days	**65**	**62**	**65**	**188**	**188**	**3**	**-**	**-**

The good performance in virtually all the lines in the quarter reflects the resumption of the economic activity with the advancement of Covid-19 vaccination, allied to the wide diversity of products offered to clients through a modern customer service network (digital or physical), contributing to the continued growth of business. It is worth noting that the highest revenue of the quarter reached levels similar to seasonal periods at the end of the year, such as the 4Q20 and 4Q19. Below are the main highlights that influenced the fee and commission income in the comparative periods:

- **Card Income** The resumption of the economy and the reopening of trade contributed to the increased use of credit cards, as evidenced by the excellent performance of the volume traded, which reached approximately R$60 billion in the 3Q21, the highest of the historical series, surpassing the periods preceding the pandemic and seasonal quarters at the end of the year. It is important to note the progress of credit card issuances through the digital channels, which grew more than four times in the period (9M21 vs. 9M20).

Volume Traded - Credit Cards


R$ million
▲ 14.9%
▲ 30.1%
51,921
54,862
53,803
40,990
45,846
52,175
52,101
55,750
59,665
3Q19
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q

- **Checking Account** In the third quarter of 2021, we reached the expressive mark of more than 35 million client account holders, an evolution of 3.5 million in 12 months, allied to the higher volume of business, from the banking correspondents, given the initial resumption of the economy with the reopening of trade in general, contributed to the positive performance in all comparative periods.


In million
71.6
72.0
70.0
69.5
69.5
70.2
70.7
71.2
72.5
29.6
30.1
30.7
31.3
31.9
32.3
33.2
34.2
35.4
3Q19
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
Checking Account Holders
Total Customers (1)

(1) It excludes overlap of clients

- **Asset Management** The performance in the periods reflects the continuity of the strategy of portfolio adequacy, diversification, and progress in the offer of new high added value products through a team of specialists in investments, adherent to the profile and objective of each investor. The highlight goes to the net funding of R$23 billion in 2021.

Investments Funds and Managed Portfolios


R$ billion
995.5
1,000.8
915.5
940.4
972.5
1,023.3
1,044.2
1,082.1
1,075.3
3Q19
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q

- **Loan Operations** The excellent growth in all comparative periods is related to the strong increase in the volume of origination of credit[1], which evolved about 30% in 12 months, highlighting the increase in income from real estate financing, driven by constant innovations in the journey of purchasing loans, especially in the digital channels, coupled with the good performance of the working capital.
(1) Per working day.

- **Collections and Payments** The growth in the quarter is a reflection of the resumption of the economic activities, which boosted the volume of issuance of bank payment slips. In the other comparative periods (3Q20 and 9M20), the variation is a reflection of the suspension of IPVA/IPTU payments in 2021 and of lower revenue with bank payment slips due to the marginal reduction of volume and price review in the period.

- **Consortium Management** We had a great performance in all comparative periods due the active presence in the lines of personal property and real estate, remaining in the leadership of the market. It is worth highlighting sales to Individuals and companies originated on digital channels (Mobile App, Internet Banking and Net Empresa Channel), which represented about 25% of total origination in the 9M21, with strong operation in market niches, such as agribusiness and real estate.


Number of Outstanding Consortium Quotas
In thousands
1,601
1,617
1,585
1,550
1,548
1,528
1,516
1,511
1,526
1,266
1,280
1,262
1,236
1,232
1,222
1,220
1,212
1,214
267
266
252
244
243
235
227
227
230
69
71
71
70
73
71
69
71
82
3Q19
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
Trucks
Real Estate
Auto

- **Underwriting/Financial Advisory Services** In nine months (9M21 X 9M20), the growth is related to the increase in business and the ability to capture opportunities in the capital market, highlighting the evolution in the advice of mergers and acquisitions (+56%), fixed income operations (+36%) and variable income operations (+1%). The quarterly and annual comparison variation (2Q21 and 3Q20) reflects the good performance of the previous quarters, benefited for relevant operations, given the volatility of the capital market.

  Fixed Income: Increase of operations in 12 months (3Q21 vs. 3Q20), reaching the second position in the rankings of origination and distribution, with a volume of around R$14 billion and R$22 billion, respectively (Anbima Ranking – August 2021).
  Variable Income: 31 transactions in the first nine months of 2021, an increase of 48% in transactions (9M21 vs. 9M20).
  Mergers and Acquisitions: Revenue growth in the period (9M21 vs. 9M20) due to the advice given in 31 transactions, putting us in second position in the Bloomberg ranking.

- **Custody and Brokerage** The performance in revenues with brokerage in the comparative periods with the previous year (3Q20 and 9M20) is related to the higher volume of operations on the stock exchange, partially by the performance of Ágora Corretora (Broker House), which accounts for about 80% of these incomes, with a growth of 45% in its client base in 12 months. The growth in revenues from custody reflects the larger volume in the issuances and cancellations of ADRs / UNITs.


Assets under Custody
R$ billion
1,803
1,855
1,590
1,718
1,768
1,949
1,977
2,057
1,993
3Q19
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q

R$ million	3Q21	2Q21	3Q20	9M21	9M20	Variation % 3Q21 x 2Q21	Variation % 3Q21 x 3Q20	Variation % 9M21 x 9M20
Personnel Expenses								
Structural	**4,431**	**4,123**	**4,285**	**12,598**	**12,772**	**7.5**	**3.4**	**(1.4)**
Payroll/Social Charges	3,248	2,974	3,100	9,118	9,201	9.2	4.8	(0.9)
Benefits	1,183	1,149	1,185	3,480	3,571	3.0	(0.2)	(2.5)
Non-Structural	**1,003**	**997**	**615**	**3,025**	**2,282**	**0.6**	**63.1**	**32.6**
Management and Employee Profit Sharing	750	776	412	2,335	1,642	(3.4)	82.0	42.2
Provision for Labor Claims	140	119	152	386	448	17.6	(7.9)	(13.8)
Training	22	20	11	57	66	10.0	100.0	(13.6)
Termination Costs	91	82	40	247	126	11.0	127.5	96.0
Total - Personnel Expenses	**5,434**	**5,120**	**4,900**	**15,623**	**15,054**	**6.1**	**10.9**	**3.8**
Administrative Expenses								
Outsourced Services	1,312	1,289	1,298	3,780	3,786	1.8	1.1	(0.2)
Depreciation and Amortization	812	817	815	2,457	2,413	(0.6)	(0.4)	1.8
Data Processing	690	607	607	1,942	1,749	13.7	13.7	11.0
Advertising and Marketing	404	315	291	922	851	28.3	38.8	8.3
Communication	364	353	381	1,098	1,145	3.1	(4.5)	(4.1)
Asset Maintenance	341	343	349	1,012	1,018	(0.6)	(2.3)	(0.6)
Rent	318	308	336	949	1,021	3.2	(5.4)	(7.1)
Financial System Services	265	274	256	782	766	(3.3)	3.5	2.1
Transportation	194	173	167	529	518	12.1	16.2	2.1
Security and Surveillance	144	147	176	443	547	(2.0)	(18.2)	(19.0)
Utilities (Water, Electricity and Gas)	80	87	80	260	283	(8.0)	-	(8.1)
Materials	31	30	34	86	111	3.3	(8.8)	(22.5)
Travel	9	7	6	25	74	28.6	50.0	(66.2)
Other	271	262	239	774	801	3.4	13.4	(3.4)
Total - Administrative Expenses	**5,235**	**5,012**	**5,035**	**15,059**	**15,083**	**4.4**	**4.0**	**(0.2)**
Total Expenses Administrative + Personnel	**10,669**	**10,132**	**9,935**	**30,682**	**30,137**	**5.3**	**7.4**	**1.8**
Other Operating Expenses Net of Revenue								
Expenses with Marketing of Cards	535	446	405	1,464	1,462	20.0	32.1	0.1
Civil and Tax Contingencies	175	88	264	342	494	98.9	(33.7)	(30.8)
Claims	143	135	122	384	317	6.2	17.2	21.1
Other	359	189	998	1,203	2,529	90.6	(64.0)	(52.4)
Total - Operating Expenses Net of Revenue	**1,213**	**858**	**1,789**	**3,393**	**4,803**	**41.4**	**(32.2)**	**(29.3)**
Total Operating Expenses	**11,882**	**10,990**	**11,724**	**34,075**	**34,940**	**8.1**	**1.3**	**(2.5)**

- **Personnel Expenses** The transactions made in the 3Q21 reflect the effects of the collective bargaining agreement that occurred from September 2021 (10.97% in 2021 vs. 1.5% in 2020). In 12 months (3Q21 x 3Q20) and in the accrued period (9M21 X 9M20), the variation is a reflection of higher expenses with profit-sharing, caused by the strong growth of the recurring net income (+34.5% in 12 months and +54.9% in the accrued period), in addition to the consolidation of Bradesco BAC Florida Bank, initiated in the 4Q20, which impacted the variations of the periods in approximately +1 p.p.

- **Administrative Expenses** Even with the accumulated inflation in 12 months, of 10.2% for the IPCA and 24.9% for the IGP-M, the expenses had a reduction in the accrued period (9M21 vs. 9M20), a reflection of the continuous cost control arising out of Management actions regarding the business model management, making it possible the reduction of the cost of serving.

  The evolutions observed in the quarter and in the year (2Q21 and 3Q20) are related to the growth in the volume of business, as well as the institutional expenses of advertising and publicity aimed at the offer of products, in addition to higher investments in data processing for the expansion of technological platforms for customer service.

Branches and Electronic Service Centers (PAEs)/ Service Centers (PA


Sept19
4,567
4,775
Dec
4,478
57
4,871
Mar20
4,400
66
4,922
June
4,167
278
4,901
Sept
3,795
574
4,813
Dec
3,395
715
4,737
Mar21
3,312
773
4,709
June
3,168
884
4,675
Sept
3,030
967
4,629
Branches
Business Units
Electronic Service Centers (PAEs) and Service Centers (PAs)

- **Other Operating Expenses, Net of Income** The reduction of about 30% in comparison with the periods of the previous year (3Q20 and 9M20) is a reflection of the additional provisions in the Insurance Group in 2020, in addition to lower expenses with operating provisions (civil and tax contingencies). In the quarter, the variation is a result of the higher expenses regarding the business activities, reflecting the resumption of the economic activities, in addition to the higher expenses with operating contingencies (civil and tax) and commercialization of cards.

The Insurance Group showed robust performance in the third quarter of 2021, with a strong growth of revenues both in comparison to the same period of the previous year, as well as in the comparative period from January to September. The net income registered a significant growth as compared to the second quarter of 2021, favoring the accumulated result in the year and in 12 months, despite the still relevant impact of the events of the Covid-19 pandemic on the claims ratios, particularly in the segments of Health and Life.

It is worth mentioning, also, the expressive evolution of the financial income in the three comparison bases, and the reduction of the administrative expenses over the year, with positive effects on the Administrative Efficiency Ratio, which maintained one of the best marks in recent periods.

The numbers attest to the strength and capacity of the Insurance Group to fulfill its primary mission in crossing this extremely challenging period, providing support and protection to its policyholders and beneficiaries. From January to September, R$31 billion were paid in indemnities and benefits, of which R$4.3 billion were destined only to events related to Covid-19, due to the increased need for hospital care, diagnostics, appointments, hospitalizations and possible post-Covid-19 consequences, in addition to indemnities in Life products. Only in the third quarter of 2021, this expense was 74.6% higher than that verified in the same period of 2020.

For purposes of comparison, disregarding the effect of the expense of R$96 million, referring to the encumbrance of 5% on the CSLL rate as of July 2021, the accumulated result is 2% higher than that recorded in the same period of the previous year.

The increase of awareness regarding the need to extend the protection of families, associated with more favorable developments in the situation of the pandemic and the dynamics of vaccination, allowing a more effective reopening of the economy, constitutes a moderately optimistic trend for the sector in coming months.

The performance of the Group in the quarter also reflects the adequacy of its multi-sector model that allows the compensation of the impacts on certain lines of business, while preserving the balance of the operation and the market share of the company, as well as the effectiveness of the strategy adopted in each segment, as evidenced also by the increase in the number of clients in virtually all the segments.

In Health, the Insurance Group structured the Atlântica Hospitais to act independently as a vehicle of investments in the value chain of the segment, considering the opportunities for participation in projects in several cities. In this way, the Group expands its presence in the ecosystem of Health, which already includes solutions in primary care, health insurance and relevant participation in diagnostic medicine, in addition to the participation in Orizon, the healthtech solutions provider in the area.

Regarding the operational focus on the model of prevention, Bradesco Saúde inaugurated two Meu Doutor Novamed clinics, in São Paulo and in Recife (the first in the Northeast region), bringing the total in the country to 25 units. On another front, aiming at the reduction of costs of access by means of regionalization, it launched the business plan Bradesco Saúde Ideal, with national coverage and emphasis on the states of Rio de Janeiro and São Paulo, in addition to two new *Saúde Efetivo* products, in Tocantins and in Bahia. The new products and initiatives have positively impacted the number of clients in the segment, with the incorporation of 66 thousand lives in 12 months.

In the segment of Private Pension, Bradesco Vida e Previdência (Life and Pension) complemented its portfolio of individual products, launching new investment funds for all profiles of clients, expanded the offer of services on the platform of Ágora Corretora and expanded the availability of self-services to clients via the Bradesco App and Internet Banking, contemplating, among others, the management of beneficiaries and summary of the balances of the plans. In Life Insurance, the company continued its strategy of developing flexible products, with covers and assistances that can be used in life, in order to offer protection solutions for clients throughout their journey.

In the Auto line, highlights should be given to the Auto Lar insurance, a product that combines Auto and Home insurance coverage, and the extension, to seven more capitals, of the services of Bradesco Auto Center (BAC) Virtual, which enables the execution of the estimate of the claim for clients and third parties remotely. With solutions aimed at evolving the client experience, both in quality and convenience, Bradesco Auto/P&C expanded its portfolio in the segment by about 100,000 policyholders, achieving a 5.4% growth compared to September 2020, despite the particularly challenging moment experienced by the automotive industry.

Also in line with the evolution of its digital strategy, intensified since the beginning of the pandemic, the Insurance Group has expanded and enhanced its channels of commercialization in this modality, whose sales improved 71% from January to September 2021, reaching R$1.2 billion, with an increase of 88% in the number of items distributed. The Bradesco Seguros Apps intended for product commercialization already register around 9 million downloads, and we continue on the path of consolidation of the experience and digital services on all the fronts in which we operate.

In addition, with a view to extending the offer of digital tools to its business partners, the Insurance Group launched the "Com você, Corretor" (With you, Broker), profile on Instagram with contents geared to these professionals. The portfolio includes, among other information, posts about products and services offered by the company, market trends and tips related to the work hours and the relationship with the policyholders.

Information	Income	ROAE	Revenues
3Q21	R$1,543MM +135.4% in the quarter +16.4% in 12 months	18.1%	R$21,150MM +6.4% in the quarter +5.0% in 12 months

Consolidated Statement of Income and Selected Property Data

R$ million	3Q21	2Q21	3Q20	9M21	9M20	Variation % 3Q21 x 2Q21	Variation % 3Q21 x 3Q20	Variation % 9M21 x 9M20
Income Statement								
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income[1]	12,265	11,642	11,416	35,500	33,143	5.4	7.4	7.1
Retained Claims	(8,967)	(8,722)	(7,237)	(25,596)	(19,893)	2.8	23.9	28.7
Capitalization Bond Draws and Redemptions	(1,335)	(1,225)	(1,261)	(3,754)	(3,644)	9.0	5.8	3.0
Selling Expenses	(840)	(808)	(795)	(2,420)	(2,352)	4.0	5.6	2.9
Financial Results	2,090	687	1,009	4,194	2,587	204.1	107.1	62.1
Income from Insurance, Pension Plans and Capitalization Bonds	**3,213**	**1,574**	**3,131**	**7,924**	**9,840**	**104.1**	**2.6**	**(19.5)**
Fee and Commission Income	454	441	490	1,337	1,415	3.0	(7.3)	(5.5)
Personnel Expenses	(395)	(398)	(381)	(1,203)	(1,152)	(0.9)	3.6	4.4
Other Administrative Expenses	(374)	(354)	(355)	(1,057)	(1,074)	5.5	5.2	(1.7)
Others [1]	(262)	(184)	(582)	(614)	(2,447)	42.1	(55.0)	(74.9)
Operating Income	**2,636**	**1,078**	**2,302**	**6,389**	**6,581**	**144.5**	**14.5**	**(2.9)**
Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries	(1,094)	(423)	(977)	(2,562)	(2,737)	158.6	11.9	(6.4)
Recurring Net Income	**1,543**	**655**	**1,325**	**3,827**	**3,844**	**135.4**	**16.4**	**(0.5)**
Selected Asset Data								
Total Assets	339,787	341,613	331,844	339,787	331,844	(0.5)	2.4	2.4
Securities	317,963	321,125	312,819	317,963	312,819	(1.0)	1.6	1.6
Technical Provisions	289,111	288,364	279,186	289,111	279,186	0.3	3.6	3.6
Shareholder's Equity [2]	34,659	36,486	40,293	34,659	40,293	(5.0)	(14.0)	(14.0)

(1) Over nine months of 2020, additional provisions were made in the sum of R$1,259 million, which were classified as supplementary provisions in the line of Other Income/Operating Expenses; and **(2)** In September 2021, the shareholders' equity of regulated companies (insurance, pension plans and capitalization bonds) totaled R$19,856 million.

Net Gain/Loss and ROAE


%
R$ million
24.1
24.2
13.4
15.5
14.9
14.3
19.6
7.8
18.1
1,885
1,919
1,158
1,361
1,325
1,276
1,629
655
1,543
910
549
271
155
1,029
465
269
156
811
40
182
125
583
341
359
78
639
349
232
105
642
241
301
92
627
580
314
108
544
155
117
(161)
575
603
229
136
3Q19
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
Life and Pension Plans
Property & Casualty and Others
Health
Capitalization Bonds
ROAE

The performance of the net income in the quarter (3Q21 vs. 2Q21) was favored by factors, such as the evolution of more than 6% of the revenues, improvement in the Claims Ratio, due to the reduction in the frequency of the events related to Covid-19, improvement of the administrative efficiency ratio, and increase in the Financial Income, justified by the behavior of the economic-financial ratios.

In comparison to the 3Q20, the net income was driven by the growth in revenues, improvement of the administrative efficiency ratio, increase of the Financial Income, justified by the behavior of the economic-financial ratios, offset by the increase in the Claims Ratio, which was affected by the frequency of the events related to Covid-19, due to the increased need for hospital care, diagnostics, appointments, hospitalizations, possible post-Covid-19 consequences and indemnities in "Life" products.

Premiums Issued, Pension Contribution and Capitalization Revenue – Revenues and Administrative Efficiency Ratio


%
R$ million
4.3
4.0
4.0
4.3
3.7
3.8
3.8
3.8
3.7
19,746
21,038
18,966
16,466
20,144
18,161
19,529
19,874
21,150
9,661
10,845
9,062
7,148
10,068
8,118
9,194
9,171
10,187
1,550
1,422
1,298
1,242
1,485
1,436
1,384
1,540
1,590
6,901
7,117
7,146
6,871
7,181
7,426
7,612
7,784
7,867
1,634
1,654
1,460
1,205
1,410
1,181
1,339
1,379
1,506
3Q19
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
Life/AP/VGBL/PGBL/Basic Lines
Auto/P&C + DPVAT
Health
Capitalization Bonds
Administrative Efficiency Ratio

Retained Claims


%
R$ million
74.2
74.2
72.9
62.4
74.7
83.7
77.7
85.5
84.2
58.4
66.7
76.2
66.6
67.4
63.9
7,165
7,308
7,139
5,517
7,237
7,824
7,908
8,722
8,967
7,165
7,308
7,139
5,156
6,455
7,123
6,779
6,874
7,602
361
782
701
1,129
1,848
1,365
3Q19
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
Claims Reported - Covid-19
Retained Claims
Claims
Claims Ratio (Without Covid-19)

Income from Insurance, Pension Plans and Capitalization Bonds


R$ million
3,473
3,900
2,931
3,778(*)
4,139
3,131(*)
3,913
2,281(*)
2,982
3,137(*)
4,266
1,574(*)
3,422
3,213(*)
4,578
1,439
1,553
747
831
361
1,009
782
1,443
701
1,417
1,129
687
1,848
2,090
1,365
2,034
2,347
2,184
2,947
2,122
838
1,720
887
1,123
3Q19
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
Operating Income
Claims Reported - Covid-19
Financial Result
(*) With the Effect of Covid-19

The performance of the Operating Income reflects the growth in revenues and the improvement of the Claims Ratio, due to the reduction in the frequency of the events related to Covid-19, as previously mentioned.

The Financial Income performance in all comparative periods (2Q21 and 3Q20) is justified by the behavior of the economic-financial ratios.

Technical Provisions

The Technical Provisions of the Insurance Group totaled R$289.1 billion in September 2021, an increase of 3.6% in relation to September 2020 and 0.3% regarding the previous quarter. This mainly reflects the higher provisions in the "Health" and "Life" and "Pension" lines.

Technical Provisions


R$ million
269,675
274,765
272,257
274,861
279,186
284,606
285,163
288,364
289,111
244,312
249,240
246,298
250,168
253,240
257,746
257,899
260,483
260,782
11,014
11,132
11,727
11,325
12,390
13,638
14,026
14,556
14,918
8,699
8,838
8,854
8,755
8,815
8,571
8,504
8,488
8,492
4,791
4,753
4,541
4,391
4,531
4,650
4,734
4,837
4,918
Sept19
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Total Reserves
Health
Auto/P&C
Pension Plans and Life / VGBL
Capitalization Bonds

Performance Ratios

The Combined Ratio remained stable in the quarter and increased over the 12-month period, mainly due to the increase in the Claims Ratio, which was impacted by the increased frequency of the events related to Covid-19 and the resumption of the elective procedures. Disregarding the effects of the claims notified of the Covid-19, the claims ratio of 3Q21 would be 63.9%.

The total Expense Ratio reached 7.9%, in line with the previous quarter and the same period in 2020.

Combined Ratio


%
84.4
84.2
83.6
74.5
86.0
95.5
88.0
95.8
95.8
99.1
98.2
96.9
92.0
96.7
108.9
97.8
101.9
103.5
97.1
95.3
95.4
82.0
95.6
100.0
94.9
93.4
94.0
90,6
81.7
54.6
56.1
53.5
61.8
66.8
67.4
70.4
3Q19
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
Health
Auto/P&C
Life
Total

Claims Ratio


%
74.2
74.2
72.9
62.4
74.7
83.7
77.7
85.5
84.2
87.9
86.1
84.2
70.0
84.6
97.4
87.2
95.1
94.4
58.8
59.3
57.9
49.3
56.3
58.1
58.4
68.8
58.2
61.2
60.9
34.8
33.9
31.8
39.0
45.8
44.8
41.1
50.0
30.3
31.1
29.7
33.3
32.3
31.3
28.8
29.6
3Q19
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
Property & Casualty
Auto/Optional Third-Party Liability
Total
Life/AP
Health

Expense Ratio


%
8.2
8.3
8.0
8.5
7.8
8.6
7.6
7.9
7.9
21.3
20.8
20.4
22.5
19.7
20.8
23.5
23.6
23.3
18.0
20.3
20.0
18.0
18.3
17.8
17.0
18.0
17.9
16.4
17.2
16.8
17.1
16.7
17.7
17.0
16.7
17.0
5.1
5.5
4.5
4.8
4.4
4.5
4.5
4.7
4.6
3Q19
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
Auto/Optional Third-Party Liability
Property & Casualty
Total
Life/AP
Health

Life and Pension Plans


R$ million
910 1,029 811 583 639 642 627 (161) 575
9,661 10,845 9,062 7,148 10,068 8,118 9,194 9,171 10,187
3Q19 4Q 1Q20 2Q 3Q 4Q 1Q21 2Q 3Q
Premium and Contribution Income (1)
Net Gain/Loss

(1) Life/VGBL/PGBL/Traditional.

In comparison to the 2Q21, the net income reflects the growth in revenues, improvement in the claims ratio, substantially reducing the effects of the Covid-19 pandemic, which reduced the quantity of notices of claims in products with coverage of deaths; and by increasing the financial income, due to the behavior of the economic-financial ratios.

When comparing with the 3Q20, we see that the net income was influenced by the increase in the Claims Ratio in the "Life" line, mainly by the impacts resulting from the Covid-19 pandemic, offset by the growth in revenues and the increase in the financial income.

Policyholders and Participants in Life and Personal Accidents and in Pension Plans


Number of Life and Personal Accidents
In thousand
32,203 33,149 33,117 32,377 32,022 31,876 31,512 31,577 31,562
Sept19 Dec Mar20 June Sept Dec Mar21 June Sept


In thousand
Number of Pension and VGBL Participants
2,942 2,937 2,912 2,893 2,882 2,873 2,867 2,876 2,923
Sept19 Dec Mar20 June Sept Dec Mar21 June Sept

Health


R$ million
271 269 182 359 232 301 314 155 229
6,451 6,662 6,693 6,425 6,753 6,986 7,162 7,327 7,406
3Q19 4Q 1Q20 2Q 3Q 4Q 1Q21 2Q 3Q
Net Written Premiums
Net Income

Note: Bradesco Saúde, Mediservice and Bradesco Saúde Operadora de Planos are considered for comparison purposes.

The net income in comparison with the 2Q21, showed a growth of 47.7%, reflecting mainly the growth in revenues, reduction in the claims ratio, due to the decrease in the frequency of the events related to Covid-19, by the best performance of the Administrative Efficiency Ratio, increasing the Financial Income, due to the behavior of the economic-financial ratios and growth in the quantity of policyholders.

In the comparison with the 3Q20, the net income had a slight decrease, mainly reflecting the increase in the Claims Ratio, due to the increase of the frequency of events related to Covid-19 - such as greater need for hospital care, diagnostics, appointments, hospitalizations and possible post-Covid-19 consequences. Such factors were partially offset by higher Revenues, increase of the Financial Income, due to the behavior of the economic-financial ratios, and by the improvement in the Administrative Efficiency Ratio.

Number of Bradesco Saúde and Mediservice Policyholders and Bradesco Saúde Operadora de Planos


In thousand
3,609 3,666 3,643 3,622 3,664 3,658 3,678 3,715 3,730
136 134 132 130 128 127 125 122 120
3,473 3,532 3,511 3,492 3,536 3,531 3,553 3,593 3,610
Sept19 Dec Mar20 June Sept Dec Mar21 June Sept
Company Health Plans
Individual Health Plans

Capitalization Bonds


R$ million
155
156
125
78
105
92
108
117
136
1,634
1,654
1,460
1,205
1,410
1,181
1,339
1,379
1,506
3Q19
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
Capitalization Bond Income
Net Income

In the annual and quarterly comparison, we see that the net income increase was due to higher revenues (net of draws, redemptions and selling expenses) and the increase in the financial income.

We also highlight that we have maintained our leadership in this market, with a market share of 23.7% (SUSEP – August 2021).


In thousand
Number of Active Capitalization Bonds
2,733
2,736
2,733
2,633
2,565
2,506
2,350
2,192
2,075
23,105
22,220
21,574
19,706
28,721
23,533
27,986
24,098
21,360
7,387
7,477
7,465
7,231
7,161
7,016
6,914
6,930
7,206
15,718
14,743
14,109
12,475
21,560
16,517
21,072
17,168
14,154
Sept19
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Active Capitalization Bonds
Customers (Active Bonds)
Active Drawing Right Assignment

Auto and Property & Casualty


R$ million
84
94
114
82
62
41
76
77
88
1,531
1,398
1,290
1,239
1,484
1,436
1,384
1,540
1,590
3Q19
4Q
1Q20
2Q
3Q
4Q
1Q21
2Q
3Q
Net Written Premiums
Net Income

In the comparative periods, the net income was driven by the Revenues and improvement of the Financial Income, offset by the increase in the Claims Ratio, substantially by the variation of the prices of vehicles, cost of spare parts and by the effect of the Covid-19 in the housing sector.


Number of Policyholders
In thousand
2,825
3,007
2,994
2,818
2,745
2,660
2,696
2,785
2,845
1,263
1,432
1,422
1,302
1,226
1,106
1,118
1,188
1,244
1,562
1,575
1,572
1,516
1,519
1,554
1,578
1,597
1,601
Sept19
Dec
Mar20
June
Sept
Dec
Mar21
June
Sept
Auto/Optional Third-Party Liability
P&C

Main non-recurring events that affected the net income in the periods:

R$ million	3Q21	2Q21	3Q20	9M21	9M20
Recurring Net Income	**6,767**	**6,319**	**5,031**	**19,602**	**12,657**
Non-Recurring Events	**(119)**	**(345)**	**(837)**	**(827)**	**(1,575)**
- Goodwill Amortization (Gross)	(81)	(345)	(354)	(782)	(1,092)
- Provision for Restructuring (1)	-	-	(483)	-	(483)
- Other	(38)	-	-	(44)	-
Book Net Income	**6,648**	**5,974**	**4,194**	**18,775**	**11,082**

(1) Related to restructuring, mainly, in the branch network.

Basel Ratio

In September 2021, the Basel ratio remained above the regulatory limits, even with the increase of risk-weighted assets (RWA), due to the strong growth of the loan portfolio, of the mark to market of securities available for sale and loss of eligibility of subordinate debts in the period.

The increase of 0.8 p.p. in the Tier I ratio in 12 months (Sept/21 vs. Sept/20) is due to the higher capacity of internal generation of capital (net income), which evolved more than 34% in the period.



%
18.1
14.7
1.3
13.4
3.4
Sept19
16.5
13.3
1.3
12.0
3.2
Dec
13.9
11.4
1.1
10.3
2.5
Mar20
15.0
12.5
1.1
11.5
2.5
June
15.1
12.9
1.1
11.8
2.2
Sept
15.8
13.8
1.1
12.7
2.0
Dec
15.4
13.6
1.0
12.6
1.8
Mar21
16.0
14.1
1.1
13.1
1.8
June
15.2
13.7
1.1
12.7
1.4
Sept
Tier I
Tier II
Total Ratio
Common Equity
Additional Capital



Changes in the Tier I Ratio in the quarter
%
14.1
1.1
13.1
June21
0.8
Net Income 3Q21
(0.5)
MTM of Securities - Equity Valuation Adjustments
0.1
Effects of Prudential Adjustments
(0.7)
Weighted Assets
(0.1)
Interest on Shareholders' Equity
13.7
1.1
12.7
Sept21
Limits 2021 (1)
Resolution No 4,783/20
Since April, 2021
8.625% Tier 1
7.125% Common Equity
Common Equity
Addition Capital

(1) They refer to the required minimums, in accordance with Resolution No. 4,193/13, together with the additional capital contributions established by Circulars No. 3,768/15 and No. 3,769/15.

Main Economic Indicators

	3Q21	2Q21	3Q20	9M21	9M20
Main Indicators (%)					
Interbank Deposit Certificate (CDI)	1.23	0.79	0.51	2.52	2.28
Ibovespa	(12.48)	8.72	(0.48)	(6.75)	(18.20)
USD – Commercial Rate	8.74	(12.20)	3.01	4.67	39.95
General Market Price Index (IGP-M)	0.80	6.30	9.59	16.00	14.40
Extended Consumer Price Index (IPCA)	3.02	1.68	1.24	6.90	1.34
Business Days (#)	65	62	65	188	188
Calendar Days (#)	92	91	92	273	274
Indicators (Closing Rate)					
USD – Commercial Rate (R$)	5.4394	5.0022	5.6407	5.4394	5.6407
CDS 5 years (Points)	206	165	250	206	250
Selic - Base Interest Rate (% p.a.)	6.25	4.25	2.00	6.25	2.00
BM&F Fixed Rate (% p.a.)	8.98	6.57	2.77	8.98	2.77

Guidance **2021**	Disclosed	Realized 9M21	Reviewed
Expanded Loan Portfolio	9% to 13%	16.4%	14.5% to 16.5%
Client Portion	2% to 6%	4.7%	Maintained
Fee and Commission Income	1% to 5%	5.0%	2% to 6%
Operating Expenses (Personnel + Administrative Expenses + Other Operating Expenses, Net of Income)	-5% to -1%	-2.5%	Maintained
Income from Insurance, Pension Plans and Capitalization Bonds (1) (It includes the financial income of the operation)	-15% to -20%	-19.5%	-10% to 0%
Expanded ALL - R$ billion	R$14.0 to R$17.0	R$10.8	R$13.0 to R$16.0

(1) Projections of revenues with growth between 8% and 10%.

Bradesco Forecast

%	2021	2022
USD - Commercial Rate (year-end) - R$	5.50	5.70
Extended Consumer Price Index (IPCA)	9.40	4.50
General Market Price Index (IGP-M)	18.50	5.00
Selic (year-end)	9.25	10.25
Gross Domestic Product (PIB)	5.20	0.75

(This page has been left blank intentionally).

Additional Information

Corporate Strategy

Purpose

Create opportunities for the **progress of people** and the **sustainable development** of **companies** and **society**

client
our inspiration

Our primary objective is to captivate our clients to earn their admiration, trust and relationship

digital transformation
how we do it

We possess a digital mindset and behavior that allows us to be simple, efficient, agile, connected and innovative

people
our team

We want our company to be the preferred destination for high-performance professionals and where they choose to work now to build their future, as we believe the foundation of our strategy is rooted in people

sustainability
made to last

Our focus is to be relevant to our clients, shareholders, employees, partners and society, generating value for all target audiences

100% Client

We aim to promote the best experience to all our clients, current and potential, irrespective of the channel of interaction. It is a strategy with an **end-to-end vision** to create **intuitive and customized journeys**, with the use of data intelligence and omnichannel vision. From the insights of analyses of transactional and behavioral data, we validate the hypothesis with quantitative and qualitative research. Thus, we can **prioritize the pains of clients** and design solutions that meet the needs of the different personas mapped. To ensure the end-to-end vision, we build journeys that accompany the whole life cycle of the client, from the awareness, when the client is in the discovery phase of his/her needs, to the steps of evaluation, acquisition, post-sale and recommendation. We rely on the **client's voice to build the solutions**, so we returned to the field to test their effectiveness before the deployment of the journey. These interactions, with the intensive use of data, allow us to mold the solution designs to meet the needs of our clients. And to retro-feed this cycle, we also use **metrics of Client Experience**, like the NPS, which are important to guide our strategy based on **client-centricity**.


O Cliente como nosso fã


Foco no cliente
tá no nosso
DNA.
NPS
Estratégico para o banco.
É para você.

NPS (Net Promoter Score) **already reaches all levels of the company**, we have combined the voice of the client with the voice of all our teams. To make this great transformation feasible in the entire Organization, we counted on the training of more than **5 thousand leaders**, allowing the involvement of **60 thousand employees**.

And the client-focused teamwork is being recognized. The recommendation of Bradesco among Individual clients grew **14 p.p.** in the period from the 4Q20 to the 3Q21. Now in Cards and Investments, it was possible to notice a growth of **13 p.p.** and **15 p.p.** of the NPS, respectively.

NPS Bradesco | Base 100


Total for Individuals
100
114
4Q20
3Q21
Retail
100
112
4Q20
3Q21
Prime
100
115
4Q20
3Q21

NPS Products – Total for Individuals | Base 100


Cards
100
113
4Q20
3Q21
Investments
100
115
4Q20
3Q21

Source: Bradesco analysis by means of the NPS Prism® benchmark report. NPS Prism® is a registered trademark of Bain&Company, Inc.

The NPS is strategic for the Bank and reaffirms our commitment to have the client at the center of all our decisions.

Digital Clients
In Million



18.0
20.5
23.4
Sept19
Sept20
Sept21

Account Opening on Mobile
In Thousand



232.8
683.3
1,257.6
9M19
9M20
9M21

* "Corporate" launched in May 2019 only for Micro-Entrepreneur corporate accounts.

BRAIN | Bradesco Business Intelligence

Program of digital transformation of loan products with decisions in real time



- **End-to-end management** of the loan solution journeys
- **Contextualized offers** directed to the Client's needs

Loans Granted | R$ Billion

Digital Channels



47.3
62.5
9M20
9M21

Highlight

Individuals



23.3
36.7
9M20
9M21

	9M20	9M21
Digital Channels	25%	29%
Individuals	38%	53%

% in the Bank's total

Being where the Client is

98% of Transactions are carried out through **Digital Channels**
91% are concentrated on **Mobile App and Internet Banking**

+Autonomy **+Experience** **+Business**

Mobile Financials Transactions
In Million



400.8
606.5
1,164.1
173.5
76.1
22.6
9M19
9M20
9M21

Mobile App
Increase of **92%**

Cash Transactions
Drop of **70%**

Amount of PIX Transactions
+33%
3Q21 x 2Q21

BIA

Pioneer Bank on Artificial Intelligence

Constant **evolution**

Services to **Clients and Employees**

WhatsApp

+16% | Interactions
9M21 x 9M20

+39 Million | Transactions
Checking of the Balance and Credit Card (Consultation of expenses, limits, best date for purchases, and card maturity date)
Notifications on maturity dates (*CDB Fácil*/Bank Deposit Certificates and *LCI*/Real Estate Credit Bonds) 9M21

NEW
Copy of the proof of PIX transfer
Implantation in Aug/21

Total Interactions | All Channels
In Million



109.0
306.7
396.8
9M19
9M20
9M21

Bradesco App
9M21 x 9M20

Individuals **+38%** | Interaction

Companies **+24%** | Interactions

Google Assistant, Alexa and other
+8% | Interactions
9M21 x 9M20

Bradesco Portal
+46% | Interactions
3Q21 x 2Q21
Implantation in Apr21

***Fone Fácil* Electronic Service**
+35% | Interactions
9M21 x 9M20
100% of requests met on the first call on *Fone Fácil* (Easy Phone Service)

next ended the 3Q21 with **7.7 million** clients, a growth of **141%** in 12 months. Actions that contributed towards this **result**: the reformulation of the program of indication of new clients (Member Get Member - MGM), contemplating differentiated rewards to the participants, *CDB em Dobro* (200% of the CDI), improvements made to the journey of accession and the new marketing campaign. It is also worth highlighting the performance of the area of pampering, which has been established as a differentiated tool to attract and engage clients and that, in the Father's Day campaign, registered record results in terms of the clicks and volumes traded.

Highlights

Acceleration of the growth of the base: with 2.3 million new clients in the 3Q21, we grew 127% more than in the previous quarter. This expansion is a reflection of several actions carried out in the period, like the launch of the *MGM Turbinado*, *CDB em Dobro* (200% of the CDI), continuous improvements in the journey of accession and the Tatá Werneck campaign.

New products: with a portfolio in constant evolution, we launched new investment funds, complementing the offer of the *CBD em Dobro* (200% of the CDI), the Life Insurance, in addition to the functionality of the direct debit, which has as a differential the inclusion of various types of collections, including TV subscriptions, clubs, NGOs, and much more.

Mimos: The area of gratuities (*Mimos*) registered on Father's Day, three times more transactions than the promotion last year, in addition to having a growth of 578% in the total volume.

People: our team continues to grow and has doubled in the last 12 months. Important movements were made in that quarter, such as the strengthening of the leadership framework, with the arrival of specialized professionals on the market and the creation of the board of financial products.

Acknowledgments: in September 2021, we were elected as the "Best Digital Bank of Brazil" by the renowned North American magazine Global Finance.

New Clients
(In Thousand)


372%
488
1,016
2,302
3Q20
2Q21
3Q21

Clients
(In Million)


141%
3.2
5.4
7.7
3Q20
2Q21
3Q21

71% between 18-34 years old

78% were not Bradesco's account holders

Main Indicators - %

Amount of Transactions
Base 100


100
166
205
3Q20
2Q21
3Q21

The amount of transactions grew **105%** in 12 months – demonstrating increasing engagement of clients with the platform.

Card Billing
Base 100


100
139
168
3Q20
2Q21
3Q21

The amount transacted on next cards increased **68%** in 12 months – an important business indicator of next.

Cost of Serving (CTS)
Base 100


100
80
66
3Q20
2Q21
3Q21

Reduction of **34%** in 12 months – demonstrating the gain in efficiency of our operation.

Ágora Investimentos has developed a strategy that combines constant improvements on their platforms with high investments in technology, bringing an open and independent platform, for account holders and non-account holders. It provides trusteeship in the selection of the best products on the market as well as advice from experts together with information, analyses, and exclusive content. In addition, it brings products of easy access to individual and company investors. This combination benefited the expansion of the client base of Ágora, which, in September 2021, reached 705.9 thousand investors, a growth of 44.1% compared to the same period of the previous year.

In line with the growth of the client base, there was a positive evolution in the total of assets under custody. At the end of the third quarter, the amount totaled R$68.4 billion, equivalent to an increase of 33.1% compared to the same period of 2020. Considering only the investments of individuals in variable income, the amount came to R$48.5 billion, ensuring the position as the third largest broker in the country.

3rd Position in the B3's ranking of custody of individuals

706 Thousand Clients

+R$68 bi Volume under Custody


R$ billion
Variation Sept20 x Sept21
490.0
547.7
632.6
672.9
705.9
44.1%
51.4
62.4
63.3
72.2
68.4
33.1%
Sept20
Dec20
Mar21
June21
Sept21
Assets under Custody
Number of Clients (In thousands)

Full and **totally digital experience** with advice from experts and **exclusive products and services** so that the client can invest at any time, from anywhere, 24/7.

- Registration 100% digital, easy, hassle-free and without the need to send documents;
- Investments for all types and profiles of investors, with several products from R$1.00;
- One of the smaller brokerage fees on the market and exemption of the custody fee;
- Full integration with Bradesco and next platforms;
- Experienced advisors and operators that help the client make the best decision at the time of investment;
- Consolidated and individual view of each asset with the respective valuation;
- Exclusive and free contents to assist in the decision-making process: live streams, videos, podcasts, reports, graphical and fundamental analysis, in addition to updated news throughout the day;
- Own team of analysts on the market, coupled with the structure of the award-winning research team of the BBI, present the greatest coverage of companies listed on the Stock Exchange for individuals on the market, all free of charge, without charging any additional fee for access to quality information; and
- Possibility of integration with other platforms through APIs, whether banks or fintechs, who want to make a one-stop platform of investments for its clients.

Exclusivity for clients

+ 900 investment options among more than 130 institutions of the market gathered in one place

24h

Available on the website or App
In addition to much content, information, analyses and recommendations throughout the trading session on the stock exchange and exclusive services

- Shares, options, forwards, futures markets, ETFs, BDRs and REFs
- Portfolios of recommended shares and Suggested Portfolio
- Remunerated Custody
- *Invista Fácil Ágora* (Easy Invest), you can enter the stock market from R$1.00
- Investment funds of renowned managers
- With exclusive Private Pension plans
- Public and Private Offerings
- Fixed Income Securities of several banks and institutions
- Privately Issued Securities Incentivized with debentures, CRA (Agribusiness related bonds) and CRI (Real Estate related bonds)
- Public Bonds and Treasury Notes (*Tesouro Direto*)

Exclusive Products and Services

Ágora Scan: An artificial intelligence tool that suggests a list of products that are suited for investors, in accordance with their profile and portfolio, and that are being sought after by other investors.
Recommended Portfolios: The only investment house to have its recommended share portfolios funds (Aggressive, Top 10, Dividends, Small Caps and Top Green) followed and measured by rating agency Standard & Poor's.
Remunerated Custody: The Client adheres to the service and Ágora will act to seek the best rates and opportunities in the market of loan of shares to maximize the position in custody.
***Invista Fácil Ágora* (Easy Investing)**: A new way of investing on the market of variable income following the strategies of the portfolios of recommended shares by our analysts, with investments of values from R$1.00 bringing ease, tax simplification and accessibility in the stock market to the small investor.
Ágora Trader: New advanced trading tools for investors who seek broader resources than the traditional home broker, featuring graphics, tape reading, technical analysis, books of offerings, times and trades, simulators, reading of market flows and much more dynamism for operations carried out on the stock exchange.
For the Income Tax Calculator: Service to control the calculation of capital gain/loss in the market of variable income with the issuing of the DARF and the individual tax return (IRPF).

With **constant investment in technology** and **people**, always bringing **the best products and services** to our clients. See what is coming:

Ágora Academy: on our new educational platform, fully open, even for non-clients, we bring a lot of information and financial education with free courses promoted by the Ágora itself together with Unibrad, one of the largest business schools in Latin America. And for those who want to specialize and obtain the certification with those who best understand the subject, we offer specialization courses, graduation and even MBA courses in an unprecedented partnership with FIA-Fundação Instituto de Administração, one of the institutions best evaluated in national and international rankings of education.

Credit Card: in partnership with Bradesco Cartões (Cards), we bring our exclusive credit card, Ágora Visa Infinite with many benefits, advantages, programs of exclusive services together with *investback*, where 1% of the value paid on the invoice, is converted into an exclusive investment in Ágora.

Ágora Play: follow live, see and listen when you want to all the live streams, videos, podcasts on the financial market produced by Ágora with our analysts, advisors, traders and special guests.

Consolidator of Investments: Ágora is already preparing for the new revolution of the market with Open Finance and will offer its new consolidator of investments, the client can view and monitor the profitability of the Ágora portfolio integrated with other brokers and banks and analyze the best investment opportunities.

Special Programs for the Young Investor: with the Ágora Kids and Ágora Universitário, we promote financial education and we give broad access to the financial market, aiming at healthy and sustainable financial growth, with special conditions on Ágora.

Advantages and Benefits Clubs: Ágora clients will have special discounts in shops and on partner websites.

Learn more about our products, services, analyses and everything that happens in the market by accessing our profiles on social media.

Solidity	Relationship	Content	Open Platform
Security	Expertise	Modernity	Trusteeship

Bitz



+81% **in its client base and in accounts opened** in comparison with the previous quarter

Bitz **doubled in size** in the last quarter reaching **+3.1 million downloads** and **+2.1 million accounts** created since its implantation

Two important milestones were fundamental **to achieve this result:**

1 Launch in July 2021 of the ***Indique e Ganhe*** (Enter and Win) which generated **190 thousand new guest accounts** by Bitz users (by indicating friends);

2 The Pix that is growing in importance, representing **81% of the cash-in**.

This quarter we also can highlight: that we exceeded the level of **R$500 million** in the volume transacted on Bitz, necessary to make us a **regulated IP**; 59% of clients have been active in the last 3 months; and the frequency of the Bitz card is at 9.5x/month, number within the average for the market.

Bitz is a **digital wallet** that provides a **free payment account** in which the **balance yields 100% of the CDI automatically and a cashback feature to encourage the use**. Bitz counts on **features** such as: **payment and receipt** directly from the **cell phone**, **free express wire transfers (TED)**, **Pix** (instant payment/transfer service), payment of bills and bank slips, cell phone **top-ups**, a free **debit card** to pay in any payment machine, a **virtual card** to make purchases on the internet, **food Apps**, **delivery, series, movies and music** Apps that depend on a card number to operate. Bitz is available in the **iOS** and **Android** stores.

bradesco bac florida bank

The segment of Private Wealth Management of Bradesco BAC Florida Bank grew by 16% in 2021, driven by a growth of around 276% of assets of Brazilian clients(*). Our strategy of offering a complete solution of banking products and investments has been shown to be adherent to the needs of our clients to diversify their investments in the United States.

(*) It considers the 9M21 compared to the year 2020.

pix

In November 2020, Bradesco started offering Pix, an innovative payment method created by the Central Bank of Brazil, which allows payments, transfers and receipts at any time of the day, every day of the year, even on weekends and holidays, crediting the beneficiary's account in a few seconds. Pix can be performed from a checking account, a savings account or a payment account. The transactions are carried out by informing only the Pix key registered (Tax ID, mobile, e-mail or random key) or scanning the QR Code for payment. Everything happens online, through digital channels.

We were the first bank to add a loan offer linked to the Pix journey, where the offer is contextualized. Bradesco launched in the first quarter of 2021 the purchase completely online via digital channels (Net Empresa Channel and Companies Mobile Channel) of the immediate QR Code to the teller machines (TEF), POS and e-commerce for all corporate clients. Bradesco reaffirms its commitment to innovate and encourage the market of payments. The product is evolutionary, and in the coming months, we will make more innovative deliveries.

openfinance

A milestone in the Brazilian financial market, **Open Finance** releases the sharing of financial data between financial institutions authorized by the Central Bank of Brazil and it opens up great business opportunities. At Bradesco, we will boost these opportunities even more. Now in the first phase of deployment, we put into production **12 APIs of products and services and 5 APIs of customer service channels**, all of them encompassing Bradesco, Bradescard, BBF, Ágora, Losango and next. For the second phase, which encompasses the sharing of registration details, account details and loan operations, we are expecting the implementation of **20 new journeys of channels and 37 APIs of registration and transaction data by brand**, enabling the Bradesco client to have the best experience on the Digital Channels. During the third phase, we will bring novelties like the **initiation of payments in 6 channels for 4 products** – with emphasis on Pix –, the forwarding of the proposed loan operation and new APIs for Bradesco, BBF and Losango. For the last phase, we will provide **forex operations, services of accreditation in payment arrangements, investments, insurance, supplementary pension and salary account.**


For You
For your Company

Among the new products and services developed, our **Financial Manager** gains prominence. It is an aggregator of data that accompanies the phases of Open Finance and was thought of as a way of offering each client even more usability and ease in the control of their financial life. Through it, in addition to giving them access to all banking information in one place, clients, whether an individual or a corporate one, will receive informational insights, comparatives and offerings, such as investment tips, for example. This is the Bradesco way of using the whole potential of this new ecosystem so we can understand in detail the profile of each client and create solutions that are customized and consistent with their moment of life.

Freedom to make the best choices for their money

Consolidated financial management
Deal with your finance in only one place

Convenience
See your information of all the banks in one place

More customization
Ideal products and services for every moment

Autonomy
You are always in control of your data

digio

Bradesco has entered into a contract for the purchase of a 49.99% stake in Banco Digio. R$625 million will be paid for this participation, and Bradesco will indirectly hold 100% of Digio's share capital.

Digio is a digital bank, which offers its individual account holders a differentiated experience in their financial activities and payments. Digio currently has approximately 2 million credit cards and also offers checking accounts and personal loans to its clients. Its loan portfolio is in the order of R$2.5 billion.

This transaction is aligned with the strategy of Bradesco of investing in digital businesses, complementing its operations in a diversified manner and reaching different audiences, with different models.


BIO
ECONOMIA
EM FOCO

The partnership between **Bradesco, Itaú and Santander** to promote the **sustainable development of the Amazon has completed one year**. To celebrate the date, we promoted the **Bioeconomia em Foco** (Bioeconomy in Focus), which, from its four panels, led us to reflect on the learnings and progress made in the first year and the challenges and opportunities of this agenda under the economic, conversation and human perspective. The entire event will be available for a brief period on www.planoamazonia.com.br.

We are a Bank present throughout Brazil and operating in strategic locations abroad. With a wide and constantly updated Service Network, we provide a modern structure and offer practical services in all segments in which we operate. At the end of the quarter, our Network was comprised of 82,663 service points.

Bradesco Varejo - Bradesco Varejo service network comprises 2,683 branches, 3,838 service points, 791 electronic service points and 962 business units, in addition to 40,627 Bradesco Expresso (banking correspondent) units. These are structures dedicated to conducting business and to client relations, with the offer of a broad portfolio of products and services.

In addition, we offer our Digital Channels and thousands of self-service machines, providing full autonomy to the clients to carry out banking transactions conveniently and securely, whenever and wherever they want.

Through the implementation of digital journeys, we are advancing in the offer of new solutions always aiming to improve our client experience (individuals and companies), in addition to strengthening financial guidance as a pillar of banking inclusion throughout the country.

Bradesco Prime - Bradesco Prime is a segment for high-income individuals that operates throughout Brazil. The client has access to the model of full relationship, with well-sought solutions based on their profile and moment of life. Its mission is to be the first option bank of their clients, focusing on the quality of customer service and the offering of solutions that meet the clients' needs through specialized teams, in order to add value to shareholders and employees, according to the professional and ethical standards.

Criteria to be a Bradesco Prime client, among others: to have an income of R$15 thousand per month or investments above R$150 thousand. The key offered differentiators include a relationship manager, investment advice for the wealth management, Viva Prime Program (exclusive benefits and discounts in partner brands), Bradesco Prime Cashback (partial cashback on purchases in selected partners), complete portfolio of credit cards, credit lines with special rates, international services, digital channels to access Bradesco Prime wherever you are, in addition to the unique platform for clients with a digital profile.

Bradesco Private Bank - Bradesco Private Bank offers exclusivity and works side by side with clients to conserve and manage family wealth across generations, underscoring the increase of its international value proposition with Bradesco BAC Florida Bank and its subsidiaries.

Designing innovative solutions to meet the ambitions and the individual needs of each of our clients, we have a complete structure of Wealth Management involving from liquid and illiquid assets, to the best vehicles and investment structures for the perpetuation of the family's estate.

Clients have access to a complete, open and differentiated platform, which offers investment options locally and internationally, in addition to exclusive funds, always counting on an experienced team of managers, economists, advisors. In addition, they can access all of our business solutions, including Investment Bank, Loan, Insurance, Broker, Pension, among others.

Currently, Bradesco Private Bank has 13 offices located in: São Paulo, Rio de Janeiro, Belo Horizonte, Blumenau, Campinas, Curitiba, Fortaleza, Goiânia, Manaus, Porto Alegre, Recife, Ribeirão Preto and Salvador, thus ensuring nationwide presence, in addition to a foreign unit in Luxembourg.

Bradesco Corporate - Bradesco Corporate, focused on both large and medium-sized enterprises, is responsible for serving business groups. With its offices located in the main financial centers and with a value proposition based on proximity and relationship, it offers customized services with a global reach and has a highly skilled team to fulfill all clients' needs through a wide portfolio of products, structured solutions and financial services.

Wholesale has been investing in major changes in client experience and in the journey of managers, which is already omnichannel and uses systems like SalesForce and Tableau.

The four Corporate units are: Large Corporate, Corporate, Multi & Institutional and Corporate One. The segmentation within these areas observes concepts of revenues, sectoral and geographical aspects, among others.

In million	Sept21	June21	Sept20	Variation Sept21 x June21	Variation Sept21 x Sept20
Structural Information - Units					
Customer Service Points	82,668	83,516	81,823	(848)	845
- Branches	3,030	3,168	3,795	(138)	(765)
- Service Centers	3,838	3,880	3,958	(42)	(120)
- Electronic Service Centers	791	795	855	(4)	(64)
- Business Units	967	884	574	83	393
- Banco24Horas Network	15,950	15,648	15,071	302	879
- Bradesco Expresso (Correspondent Banks)	40,627	41,584	40,822	(957)	(195)
- Bradesco Financiamentos	17,392	17,483	16,676	(91)	716
- Losango	57	57	58	-	(1)
- Branches, Subsidiaries and Representation Office, Abroad	16	17	14	(1)	2
ATMs	51,538	52,598	55,592	(1,060)	(4,054)
- Onsite Network - Bradesco	27,434	28,771	31,885	(1,337)	(4,451)
- Banco24Horas Network	24,104	23,827	23,707	277	397
Employees	87,736	87,362	95,934	374	(8,198)
Outsourced Employees and Interns	11,265	14,285	13,959	(3,020)	(2,694)
Customers					
Total Customers (1)	72.5	71.2	69.5	1.3	3.0
Account Holders (2)	35.4	34.2	31.9	1.2	3.5
Savings Accounts	65.7	67.5	66.6	(1.8)	(0.9)
Insurance Group (1)	29.2	29.8	29.8	(0.6)	(0.6)
Policyholders	45.6	45.3	45.3	0.3	0.3
Pension Plan Participants	2.9	2.9	2.9	-	-
Capitalization Bond Customers	2.1	2.2	2.6	(0.1)	(0.5)
Bradesco Financiamentos	1.2	1.2	1.2	-	-

(1) It excludes overlap of clients; and **(2)** It includes salary accounts.

Main Products and Services in Relation to the Market

%	Sept21	June21	Sept20
Bacen			
Bank			
Demand Deposits	N/A	10.0	10.5
Savings Deposits	N/A	13.1	12.7
Time Deposits	N/A	15.2	16.1
Loans	12.4	12.2	12.0
Loans - Private Institutions	21.9	21.8	22.2
Loans - Vehicles Individuals (CDC + Leasing)	13.2	13.1	13.6
Payroll-Deductible Loans	16.5	16.4	16.1
Social Security Institute (INSS)/Dataprev	21.2	20.7	20.9
Private Sector	14.5	14.3	15.1
Public Sector	13.7	13.8	13.2
Real Estate Financing	9.7	9.4	8.5
Consortia			
Real Estate	19.8 (1)	20.2	23.9
Auto	30.5 (1)	30.9	32.1
Trucks, Tractors and Agricultural Implements	17.1 (1)	17.1	19.8
International Area			
Export Market	15.3	17.0	16.9
Import Market	10.2	10.2	16.3
Insurance Superintendence (Susep), National Agency for Supplementary Healthcare (ANS) and National Federation of Life and Pension Plans (Fenaprevi)			
Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income	22.5 (1)	22.5	23.3
Technical provisions for insurance, pension plans and capitalization bonds	23.0 (1)	23.0	23.7
Pension Plan Investment Portfolios (including VGBL)	23.5 (2)	23.8	24.5
Anbima			
Investment Funds and Managed Portfolios	17.0	17.4	17.6
National Social Security Institute (INSS)/Dataprev			
Benefit Payment to Retirees and Pensioners	31.7	31.9	32.1
Brazilian Association of Leasing Companies (ABEL)			
Lending Operations	N/A	21.9	23.3

(1) Reference date: Aug/21; and **N/A** – Not available.

Market Share of the Branches


3Q21
Bradesco
Market
Market Share
TOTAL
3,030
17,491
17.3%
NORTH
225
1,048
21.5%
NORTHEAST
694
2,974
23.3%
229
1,457
15.7%
CENTRAL-WEST
SOUTHEAST
1,442
8,694
16.6%
440
3,318
13.3%
SOUTH

Main Indicators

Price/Income Ratio [1]

It indicates the possible number of years in which the investor would recover the capital invested based on the closing prices of common and preferred shares.


10.4
10.9
6.8
8.4
8.6
11.7
10.0
9.4
7.1
Sept19 Dec Mar20 June Sept Dec Mar21 June Sept

Price to Book Ratio (P/B ratio)

It indicates how many times by which Bradesco's market capitalization exceeds its shareholders' equity.


1.9
2.1
1.2
1.3
1.2
1.6
1.5
1.6
1.3
Sept19 Dec Mar20 June Sept Dec Mar21 June Sept

Dividend Yield [2] [3] – %

The ratio between share price and dividends and/or interest on shareholders' equity paid to shareholders in the last 12 months, which indicates the return on investment represented by the profit sharing.


3.0
5.5
10.0
9.2
8.9
2.6
2.5
2.4
5.5
3Q19 4Q 1Q20 2Q 3Q 4Q 1Q21 2Q 3Q

(1) Recurring net income in 12 months; (2) Source: Economatica; and (3) Calculated by the share with the highest liquidity.

Recommendation of Market Analysts Preferred Shares – BBDC4 (13 reports were analyzed)

15% **Keep**

85% **Buy**

Market Capitalization

187.4
R$ billion
in Sept/21

Payout / Dividends and Interest on Shareholders' Equity


R$ million
32%
32%
32%
32%
32%
41%
44%
34%
69%
30%
31%
3,740
3,895
4,078
5,055
6,035
6,976
7,204
7,299
15,863
5,548
6,519
12M11 12M12 12M13 12M14 12M15 12M16 12M17 12M18 12M19 12M20 9M21
Dividends/Interest on Shareholders' Equity (1) - Gross
Net Payout (2) - 12 months

(1) In 12M19, it considers R$8 billion of extraordinary dividends paid on October 23, 2019; and (2) Calculated on the basis of the book net income after adjustment on legal reserves.
Note: In July 2021, the payment was made of intermediary interest on shareholders' equity, related to the first half of 2021, to the sum of R$5.0 billion.

Trading Daily Average Volume


R$ million
505
193
312
2011
511
233
278
2012
531
292
239
2013
622
326
296
2014
647
320
327
2015
704
352
352
2016
684
354
330
2017
928
522
406
2018
1,223
734
489
2019
1,586
1,089
497
2020
1,865
1,188
677
Sept21
NYSE (1)
B3 (2)

(1) BBD "Preferred Shares" and BBDO "Common Shares" (as of March 2012); and (2) BBDC3 "Common Shares" and BBDC4 "Preferred Shares".

Appreciation of Preferred Shares – BBDC4


Base 100
251
160
2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 Sept21
BBDC4
Ibovespa

Bradesco Share Performance [1]

In R$	Sept21	June21	Sept20	Variation % Sept21 x June21	Variation % Sept21 x Sept20
Book Value per Common and Preferred Share	15.23	15.09	14.14	1.0	7.7
Last Trading Day Price – Common Shares	17.86	21.86	16.38	(18.3)	9.0
Last Trading Day Price – Preferred Shares	20.83	25.73	17.65	(19.0)	18.0

(1) Adjusted for corporate events in the periods.



Sustainability is integrated into our strategic drivers and, through the combination of guidelines, governance, engagement and management of environmental, social and governance (ESG) aspects, we seek to enhance our contribution to the sustainable development of the country.

Governance

The main decisions and direction of the strategy are conducted by the Sustainability and Diversity Committee, which meets bi-monthly and has Directors and Executive Officers among its members, including the Chairman of the Board of Directors and the CEO. The Committee is advised by the Sustainability Committee, composed of officers and managers from different areas.

Strategy

Our sustainability strategy is structured in **six pillars:**

1. Sustainable Business: The goal is to expand the supply of solutions that promote a more inclusive society and support clients in the transition to a more sustainable economy;

2. Climate Change: To ensure that our business is prepared for the challenges of climate change through improvements in business management and transparency inside the Organization in relation to climate-related impacts;

3. Client Relationship: We aim to serve the client with excellence based on the understanding of their needs in order to contribute to the achievement of their goals;

4. Diversity: Bradesco seeks to welcome and promote diversity among its employees and clients, aiming to attract and retain talents, expand the access to career opportunities and adequately serve an increasing range of client profiles;

5. Innovation: It aims to direct our strength of innovation, already present in the DNA and the practices of Bradesco, towards sustainability with the promotion of positive changes in the business and in the client relationship; and

6. Private Social Investment: As one of the largest private donors in Brazil, we seek to maximize the positive impacts generated from Bradesco's social investment.

Voluntary Commitments

We establish dialogs with various stakeholders and adhere to initiatives and voluntary commitments, such as Global Compact, Sustainable Development Goals (SDGs), Equator Principles, Principles for Responsible Investment (PRI), Principles for Sustainable Insurance (PSI), Principles for Responsible Banking (PRB), Women's Empowerment Principles (WEPs), Taskforce on Climate-Related Financial Disclosures (TCFD), Investors for the Climate (IPC), Partnership for Carbon Accounting Financials (PCAF), Brazil Climate, Forests and Agriculture Coalition, among others.



Goal 2025

R$250 Bi

Sustainable Business

We committed to directing, by 2025, R$250 billion for assets, sectors and activities with socio-environmental benefits by using the corporate loan, advice on the capital market and sustainable financial solutions.

Climate Strategy and Governance

Our Governance for Climate Change involves operational, executive and strategic levels with the participation of the Board of Directors. We seek to ensure that our operations and businesses are prepared for the challenges of climate change, with the **main objectives** stated below:

1. To **reduce and mitigate** the greenhouse gas emissions generated by our operations and manage the exposure of our structures to climate-related risks;
2. To **integrate** the risk assessment and climate-related opportunities in the management of the business;
3. To offer **financial solutions** that promote the lowest generation of carbon and more climate resilience; and
4. To promote the **engagement and awareness** on the theme with stakeholders.

Eco-Efficiency Management: The targets (energy consumption, ground fleet and air fleet) established in our Eco-Efficiency Master Plan (2019-2021) follow sectoral indications from the Science-Based Targets initiative (SBTi), with the aim of contributing to the limiting of global warming by 2°C, according to the Paris Agreement.

Commitments to the Climate

100%

Renewable Energy

100% of our structures are supplied by renewable energy sources.

100%

Neutralized

We neutralized 100% of the greenhouse gas emissions (carbon equivalents) generated by our operations.

Financed Emissions

We measured the carbon emissions of 100% of our corporate loan portfolio.

Net-Zero

As members of the Net-Zero Banking Alliance, of the UNEP-FI, we committed to align our loan and investment portfolios to achieve zero net carbon emissions by 2050.

ESG Performance

Our ESG evolution is confirmed through the **performance** mostly **above the average** for the industry in the evaluations of the main ratios and ratings, both national and international.
In the last quarter, we highlight:

FTSE4Good: we remained in the index, being selected from among the companies with the best ESG performance

V.E: for the 5th consecutive year, we are among the 100 companies that make up the Ranking of the best ESG performances in emerging markets (Best Emerging Market Performers).

Transparency and Disclosure

We follow international guidelines of transparency and disclosure, such as the Sustainability Accounting Standards Board (SASB), with evolution also in climate reporting in line with the recommendations of the TCFD. Information and data are available on our Sustainability website (bradescosustentabilidade.com.br) and Bradesco Integrated Reports (**bradescori.com.br**).

Investor Relations area – IR

The market relations area maintains a constant dialog with the market.


bradesco
Investir em transparência:
isso tem futuro.

In the **third quarter of 2021,** we had:

310
Interactions with national and international investors of **256 funds**

4
International conferences and **two** national conferences

50
Meetings with investors, including conference calls

The market relations area is **responsible for disseminating the information regarding the financial-economic performance of the Organization, as well as its governance structure, policies and practices**.


2020

All this information is available on the **bradescori.com.br** website. Among them, we have **the Economic and Financial Analysis Report**, which provides an accurate analysis about the corporate accounting, and **Bradesco Integrated Report 2020**, in which, following the best practices of corporate governance and in a process of continuous evolution in the provision of information with transparency, we have a more comprehensive view of the Organization as well as its strategies, highlights of the year and other relevant information.

In order to increase stakeholders' knowledge related to the Bank's information, on the IR website is also possible find:

- **Institutional videos** with messages from the Organization's Executives;
- Company **presentations**;
- Calendar of **events**;
- Regulatory **forms**; and
- Our **strategic positioning** and our **operational management to face the Covid-19 pandemic**, in addition to their effects on the economy and on Brazilian society as a whole, among other corporate information.

Social Actions

Fundação Bradesco

64 years developing a broad social and **educational program,**

40 own schools across Brazil

Offers **Basic Education** (from Kindergarten to Secondary Education and from Vocational and Technical Education at Secondary Level), Education for Young People and Adults and Initial and Continuing Training focused on employment and income generation.

R$799 million estimated in 2021 (budget)

83 thousand students in their Schools (approximately)

Guaranteed free and quality education to over **41 thousand** students enrolled in the Basic Education system, while also providing uniforms, school supplies, meals, medical and dental assistance.

With regard to the distance learning system (*EaD*), the forecast is to also benefit **3,500 thousand students** through the e-learning portal *Escola Virtual* (Virtual School**)** who will conclude at least one of the various courses offered in the program. Another **7 thousand students** will be benefited from projects and initiatives carried out in partnership with courses as well as educational and information technology lectures.


Chegou a hora de acreditar!

Ratings

Fitch Ratings							
International Scale						National Scale	
Viability	Support	Domestic Currency		Foreign Currency		Domestic Currency	
		Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
bb	4	BB	B	BB	B	AAA(bra)	F1+(bra)

Moody´s Investors Service									
Global Scale								National Scale	
Domestic Currency Counterparty		Foreign Currency Counterparty		Deposits - Domestic Currency		Foreign Currency Deposit		Domestic Currency	
Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
Ba1	NP	Ba1	NP	Ba2	NP	Ba2	NP	AAA.br	ML A-1.br

S&P Global						Austin Rating	
Global Scale - Issuer Credit Rating				National Scale		National Scale	
Foreign Currency		Domestic Currency		Issuer Credit Rating			
Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
BB-	B	BB-	B	brAAA	brA-1+	brAAA	brA-1

Risk Management

The corporate risk control is performed in an **integrated and independent manner**, **preserving** and **valuing** the **Board's decisions, developing and implementing methodologies, models and measurement and control tools**. The dissemination of the risk culture is promoted to all employees at every level of the Organization, from business areas to the Board of Directors.

Our risk and capital management structures have **policies, standards and procedures, ensuring that our Organization maintains control that is compatible with the nature of its operations and the complexity of its products and services, activities, processes and systems, as well as the extent of its risk exposure**. They also comprise various committees, commissions and departments that support the Board of Directors, the Chief Executive Officer, the Chief Risk Officer and the Board of Executive Officers of the Organization in decision-making.

The **most notable** amongst these are:

The Integrated Risk Management and Capital Allocation Committee, which **aims to advise the Chief Executive Officer on the fulfillment of its duties related to the management and control of all risks and the capital of our Organization**; and the Risk Committee, whose **main purpose is to assess the structure of our risk management**, as well as advise the Board of Directors on the performance of its duties in management and control of risks and capital.

Detailed information regarding risk management process, regulatory capital and our risk exposures can be found in the Risk Management Report – Pillar 3, available on the Investor Relations website (**bradescori.com.br** – Notice to the Market – Risk Management).

Capital Management

Bradesco has an area responsible for Capital Management that acts jointly with the Controllership and Integrated Risk Control Department, associated companies, business areas and supporting areas.

Additionally, this governance comprises Commissions and Committees that assist the Board of Directors and the Board of Executive Officers in the decision-making process.

The Capital Management structure, through **adequate capital sufficiency planning, aims to provide conditions for capital monitoring and control**, contributing to the achievement of goals set in the strategic objectives of the Organization.

With the implementation of the Capital Management structure, an Internal Capital Adequacy Assessment Process (ICAAP) was established. In this process we have the capital plan that is used to assess its sufficiency, considering the base and stress scenarios in a prospective vision to identify actions of capital to be adopted for the respective scenarios.

The process of developing this capital plan considers threats and opportunities, market sharing and development goals, requirement projections based on risks, as well as capital held by our Organization. These projections are established for a minimum period of three years and are constantly monitored and controlled by the Capital Management area. In addition, the Recovery Plan contains actions of capital and liquidity in compliance with Resolution No. 4,502/16.

Information on capital adequacy and sufficiency as well as the instruments mentioned represent fundamental tools in the management and support of the decision-making process.

Additional information on the Capital Management structure is available in the Risk Management Report – Pillar 3, and in the Integrated Report, available on the Investor Relations website at **bradescori.com.br.**

The table below shows the historical composition of the Regulatory Capital, the Risk-Weighted Assets and the Basel Ratio.

	Basel III Prudential Conglomerate								
R$ million	Sept21	June21	Mar21	Dec20	Sept20	June20	Mar20	Dec19	Sept19
Calculation Basis									
Regulatory Capital	141,773	141,108	135,568	135,724	131,903	131,612	120,212	125,275	134,334
Tier I	128,401	125,012	120,071	118,282	112,575	109,692	98,451	100,832	108,818
Common Equity	118,453	115,592	110,832	108,982	103,153	100,328	89,172	91,272	99,031
Shareholders' Equity	147,606	146,488	144,240	143,703	137,461	135,134	129,548	133,723	138,313
Non-controlling/Other	(341)	(404)	(350)	164	184	427	199	106	230
Phase-in arrangements provided for Resolution No 4,192/13	(28,812)	(30,492)	(33,058)	(34,885)	(34,492)	(35,232)	(40,575)	(42,558)	(39,512)
Additional Capital	9,948	9,420	9,239	9,300	9,422	9,363	9,278	9,560	9,787
Tier II	13,371	16,096	15,497	17,442	19,328	21,920	21,761	24,444	25,516
Subordinated Debt (according to Resolution No. 4,192/13)	13,366	16,079	15,473	16,274	18,049	20,665	20,559	21,324	22,280
Subordinated Debt (before Resolution No 4,192/13)	5	17	24	1,168	1,279	1,255	1,202	3,119	3,236
Risk-Weighted Assets (RWA)	**933,991**	**884,639**	**882,192**	**858,693**	**870,814**	**875,011**	**863,208**	**759,051**	**740,183**
Credit Risk	846,972	799,070	797,725	779,589	787,660	786,300	781,319	680,908	659,401
Operational Risk	71,594	66,908	66,908	64,414	64,414	63,720	63,720	64,572	64,572
Market Risk	15,425	18,661	17,560	14,691	18,740	24,990	18,169	13,571	16,210
Total Ratio	**15.2%**	**16.0%**	**15.4%**	**15.8%**	**15.1%**	**15.0%**	**13.9%**	**16.5%**	**18.1%**
Tier I Capital	13.7%	14.1%	13.6%	13.8%	12.9%	12.5%	11.4%	13.3%	14.7%
Common Equity	12.7%	13.1%	12.6%	12.7%	11.8%	11.5%	10.3%	12.0%	13.4%
Additional Capital	1.1%	1.1%	1.0%	1.1%	1.1%	1.1%	1.1%	1.3%	1.3%
Tier II Capital	1.4%	1.8%	1.8%	2.0%	2.2%	2.5%	2.5%	3.2%	3.4%
Subordinated Debt (according to Resolution No. 4,192/13)	1.4%	1.8%	1.8%	1.9%	2.1%	2.4%	2.4%	2.8%	3.0%
Subordinated Debt (before Resolution No 4,192/13)	0.0%	0.0%	0.0%	0.1%	0.1%	0.1%	0.1%	0.4%	0.4%

Minimum Capital Required – Grupo Bradesco Seguros

For companies regulated by SUSEP, the CNSP Resolution No. 321/15 and subsequent amendments set out that **corporations should have an adjusted shareholders' equity (ASE) equal to or higher than the minimum capital required (MCR)**. MCR is equivalent to the base capital or the risk capital, whichever is higher. According to CNSP Resolution No. 343/16, the ASE is valued economically and should be calculated based on book shareholders' equity or net assets, considering the accounting adjustments and adjustments associated with changes in economic values. For companies regulated by the ANS, Normative Resolution No. 451/20 and subsequent amendments establish that corporations should have adjusted shareholders' equity (ASE) equal to or higher than the Regulatory Capital (RC). The RC is equivalent to the highest value between the base capital and the solvency margin, except for corporations that have opted for the early adoption of the risk-based capital (RBC), whose RC is equivalent to the highest value between the base capital, the solvency margin and the RBC.

The **capital adjustment and management process** is **continuously monitored.** It aims to **ensure** that **Grupo Bradesco Seguros keeps** a solid **capital base** to **support** the **development** of **activities** and **cope with the risks in any market situation**, in compliance with regulatory requirements and/or Corporate Governance principles.

Companies must permanently maintain capital compatible with the risks for their activities and operations, according to the characteristics of each company belonging to Grupo Bradesco Seguros, represented by adequate capital levels.

Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required in August 2021 amounted to R$13.2 billion.

Compliance, Ethics, Integrity and Competition

Our Compliance Program is a **structured set of policies, standards, processes and procedures that cover the prevention, identification, mitigation, monitoring and reporting of the Compliance Risk**, as one of the main pillars of Corporate Governance.

The program is supported by the commitment of Senior Management and all the Premises of the Organization, having as objective to **ensure the compliance with laws, regulations, self-regulations, policies and internal rules**, and also covers aspects of Governance, Conduct, Transparency and themes such as Ethics, Integrity and Competition.

They include our managers, employees, interns, apprentices, associates, suppliers, business partners and correspondents in Brazil, subsidiaries and companies that are part of our Organization.

For matters relating to Compliance, Competition, Integrity, Conduct and Ethics, the Board of Directors and/or the Board of Executive Officers are advised mainly by the Audit Committee, the Integrity and Ethical Conduct Committee, Committee for Conduct in Client Relationships, Corporate Governance Committee, Products and Services Committee, as well as the Integrated Risk Management and Capital Allocation Committee.

Corporate Governance

The Shareholders' Meeting is the highest body of our governance. In this meeting, **the members of the Board of Directors** are elected for a single two-year term of office. **It is composed of ten members, three of which are independent** and responsible for establishing, supervising and monitoring the corporate strategy, whose responsibility for implementation is the Statutory Board of Executive Officers, in addition to reviewing the business plans and policies. The positions of Chairman of the Board of Directors and Chief Executive Officer, under the Company's Bylaws, are not cumulative.

Assisted by a Governance Department, the Body ordinarily meets six times a year, and extraordinarily when the interests of the company so require. With its own Charter, the Board also has an Annual Calendar of Meetings set by its Chairman. **In the first nine months of 2021, 29 meetings were held, four annual and 25 special.**

The Internal Audit reports to the Board of Directors, in addition to **six committees, the statutory ones, which are the Audit and Remuneration committees; and the non-statutory ones, which are the Integrity and Ethical Conduct, Risks, Sustainability and Diversity, and Nomination and Succession committees**. Various executive committees assist in the activities of the Board of Executive Officers, all regulated by their own charters.

In the role of Supervisory Body of the acts of the managers, and with permanent performance since 2015, we have the Fiscal Council, also elected by the shareholders and with a single term of one year. **It is composed of five effective members and their respective alternates** – two of them are elected by minority shareholders.

Our Organization is listed in Tier 1 of Corporate Governance of B3 – Brazilian Exchange & OTC, and our practices attest to the commitment to the generation of value for shareholders, employees and society. Further information on corporate governance is available on the Investor Relations website (**bradescori.com.br** – Corporate Governance Section).

Contributing towards overcoming the crisis

At this moment in which the pandemic presents a scenario of reduction of the contagion and important advances in vaccination, the Organization initiated **the gradual return of in-person activities to the administrative centers**, this plan recommends a safe return of the employees and includes all of the health protocols recommended by the Ministry of Health.

Some lessons have been incorporated into our operations, for example, the way we relate with our clients and suppliers and the intensification of the home working in the Organization.

In addition, we are **strengthening the mentality focused on the consistent digital environment.**

The Crisis Committee continues evaluating the pandemic scenario in order to ensure safety in the plan for the gradual return of activities

The branches are still following all the guidelines of the Ministry of Health

Since the beginning of the pandemic, we adopted the staff home working/rotation in the administrative departments and branches
We were the first one to carry out the national collective bargaining agreement of the banking sector on remote work

New credit alternatives

- Extensions, spread payments and unification of loans

– Financial reorganization

– Emergency lines of credit

Maintaining the health and well-being of our employees

With a focus on caring for employees, we offer the health, well-being and life quality program *Bradesco Viva Bem* (Living Well), responsible for coordinating all the initiatives to cope with Covid-19.

Highlights

- **Safe Return Booklet** – with guidance on health, transition and adaptation of routines, maintenance of preventive measures and strengthening of internal health protocols. The booklet aims to encourage good practices for a safe return to working in-person.
- **Lecture on Mental Health** – Transforming Senses: given by psychologist and consultant in Education and Human Development, Rossandro Klinjey, the lecture addressed the cycles of changes inside mental health, and how the emotional side reacts to situations like, for example, mourning and the construction of meaningful connections.
- To encourage health transformation through activities, the **Bradesco health, well-being and quality of life program, *Viva Bem,* offers online, free classes of various sports modalities** such as yoga, Pilates, functional training, meditation, Muay Thai and dance rhythms, which take place from Monday to Friday at different times of the day.
- **Nutritional Support Program:** free sessions for employees and their family members.
- Alteration of the **selection process to 100% virtual** on the HR platform with the aim of mitigating the risks of exposure of employees and applicants and making Life Insurance available for all employees, funded entirely by the Organization.

Secure resumption

In October 2021, we began the **process of voluntary return to working in the administrative buildings and the branch network**.

Before beginning the movement, the safety protocols were updated, considering people working in the workplace. At the entrance to the buildings, employees have access to sanitization stations with alcohol gel sanitizer totems and carpets for cleaning shoes. The turnstiles are coated with a special film to avoid contamination.

Air conditioning systems are equipped with special lamps that eliminate viruses and bacteria. Delivery boxes were installed to avoid contact between people. Guidelines on cleaning protocols are fixed on the walls of the canteens. These are orientations on prior cleaning of the hands with alcohol gel sanitizer before touching the fridge or machines and the correct use of the mask.

As guidance to the employees, in addition to providing the Safe Return booklet, we also share informative videos and we have live streams to share the contents of prevention, protection and options of psychosocial support.

As a means of monitoring this new phase close up, prior to attending the premises of the Organization, the employees must fill in a daily checklist on their health condition.

For more information on our actions related to the coronavirus, please visit: www.bradesco.com.br/coronavirus

In R$ million (unless otherwise stated)	3Q21	2Q21	1Q21	4Q20	3Q20	2Q20	1Q20	4Q19	3Q19
Income Statement for the Period									
Recurring Net Income	6,767	6,319	6,515	6,801	5,031	3,873	3,753	6,645	6,542
Net Interest Income	15,702	15,738	15,578	16,657	15,288	16,684	14,499	15,428	14,773
Clients Portion	14,054	13,471	13,225	13,219	12,794	13,163	12,964	12,983	12,503
Net Clients Portion of Expanded ALL	10,696	9,984	9,318	8,651	7,206	4,273	6,256	9,002	9,167
Expanded ALL	(3,358)	(3,487)	(3,907)	(4,568)	(5,588)	(8,890)	(6,708)	(3,981)	(3,336)
Fee and Commission Income	8,756	8,412	8,067	8,717	8,121	7,626	8,283	8,829	8,423
Administrative and Personnel Expenses	(11,882)	(10,990)	(11,204)	(11,483)	(11,724)	(11,459)	(11,757)	(12,660)	(12,434)
Income from Insurance, Pension Plans and Capitalization Bonds	3,213	1,574	3,137	2,281	3,131	3,778	2,931	3,900	3,473
Statement of Financial Position									
Total Assets	1,716,168	1,672,753	1,662,619	1,644,804	1,659,687	1,571,407	1,486,358	1,409,305	1,404,664
Securities	766,619	749,516	735,796	693,467	683,060	669,338	656,719	657,504	649,080
Expanded Loans Portfolio	773,323	726,453	705,160	686,968	664,414	661,115	655,094	623,044	594,817
- Individuals	303,479	285,620	270,220	260,258	243,404	236,004	239,214	233,079	222,036
- Companies	469,844	440,833	434,940	426,711	421,010	425,111	415,880	389,966	372,781
Allowance for Loan Losses (ALL)	(44,624)	(44,401)	(46,030)	(45,339)	(44,894)	(43,209)	(40,466)	(36,796)	(36,142)
Total Deposits	568,367	550,476	542,927	551,353	526,540	495,873	402,205	368,948	338,911
Shareholders' Equity	147,606	146,488	144,240	143,703	137,461	135,134	129,548	133,723	138,313
Assets under Management	2,627,596	2,593,201	2,550,871	2,508,295	2,474,764	2,364,472	2,252,994	2,259,133	2,255,680
Performance Indicators (%)									
Recurring Net Income per Share (in 12 month) - R$ (1)	2.72	2.54	2.29	2.00	1.99	2.14	2.41	2.66	2.58
Book Value per Common and Preferred Share - R$ (1)	15.23	15.07	14.84	14.79	14.14	13.90	13.33	13.76	14.23
Recurring Net Income per Share (1)	0.70	0.65	0.67	0.70	0.52	0.40	0.39	0.68	0.67
Dividends/Interest on Shareholders' Equity – Common Share (net of tax) (1)	0.04	0.33	0.17	0.15	0.12	0.09	0.10	0.92	0.17
Dividends/Interest on Shareholders' Equity – Preferred Share (net of tax) (1)	0.05	0.36	0.19	0.17	0.13	0.10	0.11	1.02	0.19
Annualized Return on Average Equity (2)(3)	18.3	18.2	18.7	14.8	12.9	11.8	11.7	20.6	20.5
Annualized Return on Average Assets (3)	1.6	1.5	1.6	1.2	1.1	1.0	1.0	1.8	1.8
Fixed Asset Ratio	29.4	29.6	29.9	30.1	33.1	32.6	35.5	38.3	33.7
Combined Ratio - Insurance (4)	95.8	95.8	88.0	95.5	86.0	74.5	83.6	84.2	84.4
Efficiency Ratio (ER) (5)(6)	45.4	45.7	45.3	46.3	47.2	47.8	49.1	49.0	49.5
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (5)	82.4	82.4	81.1	80.6	79.3	77.8	77.9	77.8	78.1
Market Capitalization - R$ million (7)	187,419	231,006	222,092	226,778	165,343	175,191	158,941	282,075	261,708
Loan Portfolio Quality (Bacen) - R$ million (unless otherwise stated)									
ALL / Loan Portfolio (%)	7.7	8.1	8.7	8.9	9.2	9.0	8.5	8.1	8.2
Non-performing Loans (> 60 days / Loan Portfolio) (%)	3.2	3.1	3.3	2.9	2.7	3.6	4.6	4.2	4.3
AA - C Rated Loans / Loans (%)	89.6	89.2	89.2	88.7	87.9	89.7	90.3	90.4	90.1
D-rated Loans / Loans (%)	3.6	3.8	3.3	3.6	4.2	2.5	1.8	1.8	2.0
E-H rated Loans / Loans (%)	6.8	6.9	7.5	7.7	7.9	7.8	7.8	7.8	7.9
D-rated loans	20,696	20,769	17,540	18,434	20,361	11,745	8,817	7,997	8,841
Provision for D-rated loans	5,852	5,834	4,749	4,901	5,386	2,812	2,194	1,947	1,978
Provision / D-rated loans (%)	28.3	28.1	27.1	26.6	26.5	23.9	24.9	24.3	22.4
D-H rated Non-Performing Loans	21,308	19,000	20,155	17,355	15,716	18,394	23,845	20,337	20,946
Total Provision / D-H-rated Non-performing Loans (%)	209.4	233.7	228.4	261.2	285.7	234.9	169.7	180.9	172.5
E-H Rated Loans	39,602	37,983	39,563	39,336	38,926	37,410	37,387	35,318	34,900
Provision for E-H rated loans	32,153	30,683	32,212	32,492	32,211	32,533	30,419	29,133	28,983
Provision / E-H rated loans (%)	81.2	80.8	81.4	82.6	82.8	87.0	81.4	82.5	83.0
E-H rated Non-Performing Loans	17,018	14,779	15,857	14,125	12,993	15,541	20,070	17,294	18,257
Total Provision / E-H-rated Non-performing Loans (%)	262.2	300.4	290.3	321.0	345.5	278.0	201.6	212.8	198.0
Delinquency Ratio (> 90 days / Loan Portfolio) (%)	2.6	2.5	2.5	2.2	2.3	3.0	3.7	3.3	3.6
Coverage Ratio (> 90 days) (%)	296.9	324.7	349.8	402.8	398.2	299.5	227.9	244.9	225.5
Coverage Ratio (> 60 days) (%)	243.7	263.2	266.7	310.6	337.4	249.8	184.2	193.6	188.5

(1) For comparison purposes, shares were adjusted in accordance with bonuses and stock splits that occurred in the periods; **(2)** It excludes the asset valuation adjustments recorded under the Shareholders' Equity; **(3)** Year-to-Date Recurring Net Income; **(4)** It excludes additional reserve; **(5)** In the last 12 months; **(6)** ER calculation = (Personnel Expenses + Administrative Expenses + Other Operating Expenses, net of Income) / (Net Interest Income + Fee and commission income + Income from Insurance + Equity in the income of Affiliated Companies + Tax Expenses); and **(7)** Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

R$ million	Sept21	June21	Sept20	Variation % Sept21 x June21	Variation % Sept21 x Sept20
Assets					
Cash and due from banks	**27,520**	**24,473**	**25,971**	**12.5**	**6.0**
Financial instruments	**1,595,758**	**1,556,181**	**1,536,430**	**2.5**	**3.9**
Interbank investments	106,433	116,543	220,624	(8.7)	(51.8)
Compulsory deposits with the Brazilian Central Bank	88,007	85,381	81,310	3.1	8.2
Securities	728,682	717,652	649,799	1.5	12.1
Derivative Financial instruments	37,937	31,864	33,261	19.1	14.1
Loans	492,152	465,923	432,915	5.6	13.7
Other financial instruments	142,547	138,818	118,521	2.7	20.3
Leases	**3,089**	**2,742**	**2,772**	**12.7**	**11.4**
Provision for Expected Credit Loss Associated with Credit Risk	**(44,624)**	**(44,401)**	**(44,894)**	**0.5**	**(0.6)**
Loans	(41,882)	(41,479)	(42,014)	1.0	(0.3)
Leases	(63)	(61)	(58)	3.3	8.6
Other receivables	(2,679)	(2,861)	(2,822)	(6.4)	(5.1)
Deferred tax assets	**86,395**	**85,144**	**89,850**	**1.5**	**(3.8)**
Investments in associates and Jointly Controlled Entities	**2,091**	**1,792**	**1,238**	**16.7**	**68.9**
Premises and equipment	**21,545**	**21,658**	**21,737**	**(0.5)**	**(0.9)**
Intangible Assets	**43,142**	**41,656**	**38,501**	**3.6**	**12.1**
Depreciation and Amortization	**(39,588)**	**(38,470)**	**(35,488)**	**2.9**	**11.6**
Premises and equipment	(12,134)	(11,870)	(11,750)	2.2	3.3
Intangible Assets	(27,454)	(26,600)	(23,738)	3.2	15.7
Other assets	**24,046**	**25,319**	**26,193**	**(5.0)**	**(8.2)**
Impairment of Assets	**(3,206)**	**(3,341)**	**(2,623)**	**(4.0)**	**22.2**
Total	**1,716,168**	**1,672,753**	**1,659,687**	**2.6**	**3.4**
Liabilities					
Deposits and Other Financial Instruments	**1,200,042**	**1,151,260**	**1,164,279**	**4.2**	**3.1**
Deposits from banks	336,296	331,216	337,766	1.5	(0.4)
Deposits from customers	562,789	546,117	524,312	3.1	7.3
Securities issued	148,903	134,828	154,003	10.4	(3.3)
Subordinated debt	50,010	47,562	54,107	5.1	(7.6)
Derivative financial instruments	28,218	21,031	24,346	34.2	15.9
Other liabilities	73,826	70,506	69,745	4.7	5.9
Provision	**325,546**	**324,727**	**316,650**	**0.3**	**2.8**
Insurance technical provisions and pension plans	289,111	288,364	279,186	0.3	3.6
Other reserves	36,435	36,363	37,464	0.2	(2.7)
Deferred income tax	**6,046**	**7,345**	**7,032**	**(17.7)**	**(14.0)**
Other liabilities	**35,315**	**41,308**	**32,421**	**(14.5)**	**8.9**
Total liabilities	**1,566,949**	**1,524,640**	**1,520,382**	**2.8**	**3.1**
Shareholders' Equity					
Shareholders' Equity Attributed to Controlling Shareholders	**147,606**	**146,488**	**137,461**	**0.8**	**7.4**
Non-controlling interest	**1,613**	**1,625**	**1,844**	**(0.7)**	**(12.5)**
Shareholders' Equity Total	**149,219**	**148,113**	**139,305**	**0.7**	**7.1**
Total	**1,716,168**	**1,672,753**	**1,659,687**	**2.6**	**3.4**

R$ million	Sept21	June21	Sept20	Variation % Sept21 x June21	Variation % Sept21 x Sept20
Assets					
Current and Long-Term Assets	**331,418**	**333,640**	**324,838**	**(0.7)**	**2.0**
Securities	317,963	321,125	312,819	(1.0)	1.6
Insurance Premiums Receivable	4,296	4,202	3,938	2.2	9.1
Other Loans	9,159	8,313	8,081	10.2	13.3
Permanent Assets	**8,369**	**7,972**	**7,006**	**5.0**	**19.5**
Total	**339,787**	**341,613**	**331,844**	**(0.5)**	**2.4**
Liabilities					
Current and Long-Term Liabilities	**304,395**	**304,390**	**290,749**	**0.0**	**4.7**
Technical provisions for insurance, pension plans and capitalization bonds	289,111	288,364	279,186	0.3	3.6
Tax, Civil and Labor Contingencies	2,679	2,728	2,689	(1.8)	(0.4)
Payables on Insurance, Pension Plan and Capitalization Bond Operations	645	576	1,599	11.9	(59.7)
Other obligations	11,960	12,722	7,275	(6.0)	64.4
Non-controlling Interest	**733**	**736**	**801**	**(0.4)**	**(8.5)**
Shareholder's Equity	**34,659**	**36,486**	**40,293**	**(5.0)**	**(14.0)**
Total	**339,787**	**341,613**	**331,844**	**(0.5)**	**2.4**

R$ million	Third Quarter of 2021				Second Quarter of 2021			
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)
Net Interest Income	**17,720**	**(2,018)**	**-**	**15,702**	**20,037**	**(4,299)**	**-**	**15,738**
Expanded ALL	(3,651)	293	-	(3,358)	(2,791)	(696)	-	(3,487)
Gross Income from Financial Intermediation	**14,069**	**(1,725)**	**-**	**12,344**	**17,246**	**(4,995)**	**-**	**12,251**
Income from Insurance, Pension Plans and Capitalization Bonds	1,123	2,090	-	3,213	888	686	-	1,574
Fee and Commission Income	8,688	68	-	8,756	8,337	75	-	8,412
Operating Expenses	(12,991)	1,028	81	(11,882)	(13,762)	2,428	345	(10,990)
Personnel Expenses	(5,294)	(140)	-	(5,434)	(4,873)	(247)	-	(5,120)
Other Administrative Expenses	(5,232)	(3)	-	(5,235)	(5,013)	1	-	(5,012)
Other Operating Income / Expenses	(2,465)	1,171	81	(1,213)	(3,877)	2,674	345	(858)
Tax Expenses	(1,721)	(156)	-	(1,877)	(2,087)	324	-	(1,763)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	37	-	-	37	35	-	-	35
Operating Income	**9,205**	**1,305**	**81**	**10,591**	**10,656**	**(1,483)**	**345**	**9,519**
Non-Operating Income	(29)	3	-	(26)	(19)	(63)	-	(81)
Income Tax / Social Contribution and Non-controlling Interest	(2,528)	(1,308)	38	(3,798)	(4,664)	1,545	-	(3,119)
Net Income	**6,648**	**-**	**119**	**6,767**	**5,974**	**-**	**345**	**6,319**

(1) For more information, please check note 5 – Balance Sheet and Managerial Statement of Income in the "Complete Financial Statements" chapter of this report; (2) It includes reclassifications in items from the statement of income which do not affect the Net Income, but allow a better analysis of business items, highlighting the hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which, in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$1,084 million in the 3Q21 and R$(1,729) million in the 2Q21; and, in the 3Q21, it contemplates the relocation, in the amount of R$1,291 million (R$1,812 million in the 2Q21) in the lines of Net Interest Income and Expanded ALL, related to the effects of the sale operation of financial assets (credit concession); and (3) It refers to the Managerial Statement of Income(1) with the reclassifications between items, which do not affect the Net Income, and without non-recurring events of the period.

Analytical Breakdown of Statement of Income - Managerial vs. Recurring – 9M21 x 9M20

Economic and Financial Analysis Report

R$ million	First Nine Months of 2021				First Nine Months of 2020			
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)
Net Interest Income	**55,722**	**(8,704)**	**-**	**47,018**	**32,968**	**13,503**	**-**	**46,471**
Expanded ALL	(11,159)	407	-	(10,752)	(20,974)	(212)	-	(21,186)
Gross Income from Financial Intermediation	**44,563**	**(8,297)**	**-**	**36,266**	**11,994**	**13,291**	**-**	**25,285**
Income from Insurance, Pension Plans and Capitalization Bonds	3,730	4,195	-	7,924	7,262	2,578	-	9,840
Fee and Commission Income	25,007	227	-	25,235	23,791	239	-	24,030
Operating Expenses	(39,958)	5,089	794	(34,075)	(42,696)	5,785	1,971	(34,940)
Personnel Expenses	(15,236)	(387)	-	(15,623)	(14,616)	(438)	-	(15,054)
Other Administrative Expenses	(15,060)	1	-	(15,059)	(15,176)	93	-	(15,083)
Other Operating Income / Expenses	(9,662)	5,475	794	(3,393)	(12,904)	6,130	1,971	(4,803)
Tax Expenses	(5,561)	(11)	-	(5,573)	(4,415)	(1,425)	-	(5,840)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	102	-	-	102	68	-	-	68
Operating Income	**27,882**	**1,203**	**794**	**29,879**	**(3,996)**	**20,468**	**1,971**	**18,443**
Non-Operating Income	(117)	(79)	-	(196)	(100)	102	-	2
Single Allowance - Collective Agreement (4)	-	-	-	-	(170)	-	-	(170)
Income Tax / Social Contribution and Non-controlling Interest	(8,990)	(1,124)	33	(10,081)	15,348	(20,570)	(396)	(5,618)
Net Income	**18,775**	**-**	**827**	**19,602**	**11,082**	**-**	**1,575**	**12,657**

(1) For more information, please check note 5 – Balance Sheet and Managerial Statement of Income in the "Complete Financial Statements" chapter of this report; **(2)** It includes reclassifications in items from the statement of income which do not affect the Net Income, but allow a better analysis of business items, highlighting the hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which, in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$593 million in the 9M21 and R$21,462 million in the 9M20; and, in the 9M21, it contemplates the relocation, in the amount of R$3,365 million (R$764 million in the 9M20) in the lines of Net Interest Income and Expanded ALL, related to the effects of the sale operation of financial assets (credit concession); **(3)** It refers to the Managerial Statement of Income(1) with the reclassifications between items, which do not affect the Net Income, and without events; and **(4)** In note 5 – Balance Sheet and Managerial Statement of Income, the value of the Single Allowance – Collective Agreement is allocated in the line of Personnel Expenses.

Independent Auditor's Report

Limited Assurance Report on the process of compilation and presentation on the Consolidated Supplementary Accounting information included within the Economic and Financial Analysis Report

To
Shareholders and Board of Directors of
Banco Bradesco S.A.
Osasco – SP

We were engaged by Banco Bradesco S.A. ("Bradesco") on the process of compilation and presentation of the consolidated supplementary accounting information of Banco Bradesco S.A. as at September 30, 2021 and for the nine month period then ended, in the form of a limited assurance conclusion if, based on our engagement performed, described in this report, the process of compilation and presentation of the consolidated supplementary accounting information included in the Report on Economic and Financial Analysis is presented, in all material respects, in accordance with the information mentioned in the paragraph "Criteria for the preparation of consolidated supplementary accounting information" paragraph.

Responsibilities of the Management of Bradesco

Management of Bradesco is responsible for the process of compilation and adequately presenting the consolidated supplementary accounting information included within the Economic and Financial Analysis Report based on the criteria for the preparation of the supplementary accounting information described below, and for other information contained within this report, as well as the design, implementation and maintenance of internal controls that management determined as necessary to allow for such information that is free from material misstatement, whether due to fraud or error.

Independent Auditor´s Responsibility

Our responsibility is to review the process of compilation of the consolidated the supplementary accounting information included within the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of a limited assurance conclusion based on the evidence obtained. We conducted our engagement in accordance with the NBC TO 3000 - Assurance Engagement Other than Audit and Review (ISAE 3000). That standard requires that we comply with ethical requirements, including independence requirements, and plan and perform our procedures to obtain a meaningful level of limited assurance about whether we did not become aware of any fact that could lead us to believe that the process of compilation and presentation of the consolidated supplementary included within the Economic and Financial Analysis Report are not presented, in all material respects, to the information referred to in the "Criteria for preparing the supplementary accounting information" paragraph.

The procedures selected were based on our understanding of the process of compilation and presentation of the consolidated supplementary accounting information included within the Economic and Financial Analysis Report, as well as other circumstances of our work and our consideration of other areas that may contain material misstatements, regardless of whether they are caused by fraud or error. However, such procedures do not include investigation or detection of fraud or error.

Limited Assurance Report on the process of compilation and presentation on the Consolidated Supplementary Accounting information included within the Economic and Financial Analysis Report

Limited assurance is less than absolute assurance and reasonable assurance. Procedures to gather information to a limited assurance engagement are more limited than to a reasonable assurance engagement and, therefore, we obtain less assurance than a reasonable assurance engagement; consequentely, we do not express neither an audit opinion nor a reasonable assurance over the process of compilation and presentation of the supplementary accounting information included within the Economic and Financial Analysis Report.

Our conclusion does not contemplate aspects related to any prospective information contained within the Economic and Financial Analysis Report, nor offers any guarantee if the assumptions used by Management to provide a reasonable basis for the projections presented. Therefore, our report does not offer any type of assurance on the scope of future information (such as goals, expectations and ambitions) and descriptive information that is subject to subjective assessment.

Criteria for preparing the consolidated supplementary accounting information

The consolidated supplementary accounting information disclosed within the Economic and Financial Analysis Report, as at September 30, 2021 and for the nine month period then ended were compiled by the Management of Bradesco, based on the information contained in the September 30, 2021 intermediate consolidated financial statements and the accounting information adjusted to the criteria described in Note 5 of such intermediate consolidated financial statements, in order to facilitate additional analysis, without, however, being part of the intermediate consolidated financial statements disclosed on this date.

Conclusion

Our conclusion has been formed on the basis of, and is limited to the matters outlined in this report.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. In our opinion, the process for compiling and presenting the supplemental financial information included in the Economic and Financial Analysis Information Report is, in all material respects, in accordance with the information referred to in the paragraph "Criteria for preparing the consolidated supplementary accounting information".

São Paulo, November 04, 2021

KPMG Auditores Independentes
CRC SP-028567/F

Original report in Portuguese signed by

Cláudio Rogélio Sertório
Accountant CRC 1SP212059/O-0

(This page has been left blank intentionally).

Consolidated Financial Statements

3Q21

bradesco

Dear shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A. related to the period ended up on September 30, 2021, prepared in accordance with the accounting practices used in Brazil and applicable to institutions authorized to operate by the Central Bank of Brazil.

Economic Comment

As the immunization progressed and the pandemic was largely controlled in Brazil, the recovery of the Brazilian economy was consolidated in the first half of this year. There are important vectors that ensure the continuity of the recovery in the second half of the year, among which we highlight the continuity of improvement of the employment market and credit concessions. Even so, the challenges are concentrated on the moderation of growth of the world economy.

On the inflation side, however, the state of affairs has been challenging. After a sequence of shocks observed in recent quarters, many on a global scale, the Brazilian inflation is at a high level. The scenario for 2022 still demands attention. On the one hand, there are the risks of propagation of the inflation through inertia this year, new surprises with prices of energy and fuel, and an extension of the problems of supply and onlending involving industrial goods. On the other hand, there are major risks of a slowdown, like a more intense deceleration of commodities in Brazilian real and the prices of food items and a significantly less expansionist economic policy. This asymmetry in the balance of risks indicates that the projection for the IPCA may be slightly above the centralized goal for the next year, which means the Central Bank of Brazil could be raising the Selic rate in the months ahead.

The strengthening of institutions, the preservation of the fiscal framework and the resumption of structural reforms should be a priority of the entire Brazilian society. Continued advancements in this agenda should have positive impacts on the economic confidence, productive investments and growth potential in the country.

In the global scenario, growth prospects are constructive in the coming quarters, to the extent that the control of the pandemic allows the reopening of the activities. This environment should be favorable toward the gradual migration of the consumption of goods and services for the restoration of global production chains, relieving inflationary pressures. There are challenges ahead, particularly for emerging economies, in view of the expected withdrawal of monetary and fiscal stimuli in major economies and the deceleration of the Chinese economy. In this context, countries with solid macroeconomic fundamentals have more favorable conditions.

Highlights for the Period

- On October 8, 2021, Bradesco announced to the market, shareholders, clients and employees that, by means of our subsidiary Bradescard Elo Participações S.A., entered into a contract with BB Elo Cartões Participações S.A., a subsidiary of Banco do Brasil S.A., concerning the purchase of a 49.99% stake in Banco Digio S.A. (“Digio”), for the sum of R$625 million. Thus, Bradesco will hold, indirectly, 100% of the capital stock of Digio.

  This transaction is aligned with Bradesco strategy of investing in digital businesses, complementing its operations and reaching varied consumers, in a diversified manner, with different models.

  The conclusion of the operation is subject to the approval of the Central Bank of Brazil and of the Administrative Council for Economic Defense, in addition to meeting the other formalities required.

  Digio is a digital bank that offers to individual clients a differentiated experience for financial transactions and payments. Currently, Digio has approximately 2 million credit cards, offers accounts and personal loans, and has a loan portfolio of around R$2.5 billion.

- With the aim of maintaining the supply of its installations with 100% energy from renewable sources by 2021, Bradesco has partnered with Enel X for the construction of nine photovoltaic power plants in the states of Rio de Janeiro, Goiás and Ceará. The plants will ensure the supply

of 300 branches, thus avoiding the annual emission of 12 thousand tCO2e (carbon equivalent). The contract has a term of 10 years, with prospects of extension.

Strategic Focus

In 2020, we reviewed our corporate strategy to align the actions in a single direction: meet the expectations of our clients, while understanding their needs and life cycles and increasing their satisfaction by means of an experience of excellence in all its interactions with the bank.

From this reflection, we based our strategy on four large pillars that support our corporate purpose of creating opportunities for the advancement of people and the sustainable development of companies and society: clients – our inspiration; digital transformation – how we do what we do; people – our team; sustainability – made to last.

The client is at the center of our strategy and we have made several actions to enhance the knowledge through the use of data intelligence, complete solutions for business and journeys of excellence, developing ways to get to know the client, their moment of life and interaction with the Organization. In this way, we enable contextualized offers in accordance with their profile, providing pleasant and agile moments when they contact the Bank. For example, we have an organizational structure, Bradesco Experience, that is designed to provide the best experience to the client and to seek the constant improvement of our levels of activities and operational efficiency, like the 100% Client program.

Our digital behavior and mentality so we can be simple, efficient, agile, connected and innovative. In a context of great digital transformation, we want to make the banking experience even more convenient, modern, fast and safe for the client – drivers present in the day-to-day operations. We seek to maximize value from the client's perspective through a culture focused on continuous improvement and efficiency. The expenses management is highlighted, contributing with actions and projects aimed at optimizing the use of channels and reducing the cost of providing services, without losing quality.

Having the people who work here as one of the main pillars, we seek to enhance their essential competencies in order to make our corporate strategy feasible. By means of an organizational culture based on ethics, transparency and respect for others, we have invested in an innovative, challenging, inclusive and diverse environment. Also, we want to be a company desired by high-performance professionals, who intend to build their present and future.

Our focus is to be relevant to our clients, shareholders, employees, partners and society, generating value for all target audiences. We are committed to growing in a diversified and sustainable manner, through the best balance between risk and return and a robust capital structure and liquidity. We reaffirm our commitments of facing Diversity, our belief in the transformative potential of people, respecting individuality and plurality. Inclusion and financial education are also important drivers, because through them we impact the lives of thousands of people. In addition, we are committed to issues related to Sustainability, remaining in the Top 5 of the Merco Ranking of Responsibility and Corporate Governance (ESG), contributing towards the sustainable development of society.

Book Net Income and ROAE


R$ billion
11.3%
17.5%
11.1
+69%
18.8
9M20
9M21
Book Net Income
ROAE

Interest on Shareholders' Equity / Dividends

R$6.5 bi

R$5.0 billion – intermediaries
R$1.5 billion – monthly

Earnings per Share

R$1.84
– Common shares
R$2.02
– Preferred shares

Shareholder's Equity


R$ billion
R$14.14
R$15.23
137.5
+7%
147.6
9M20
9M21
Shareholders' equity
Book Value per Share

15.2%
Basel Ratio

187.4 bi
Market Capitalization

Expanded Loan Portfolio

R$773.3 bi
(+16.4% in 12M)

- **R$308.5 billion** for Large Corporates (+4.7% in 12M)
- **R$303.5 billion** for Individuals (+24.7% in 12M)
- **R$161.4 billion** for Micro, Small and Medium-Sized Enterprises (+27.8 in 12M)

R$44.6 bi
Allowance for Loans Losses

R$565.4 bi
Total Deposits

Time Deposits – R$370.9 bi (+7% in 12M)
Savings Deposits – R$137.1 bi (+6% in 12M)
Demand Deposits – R$52.8 bi (+14% in 12M)
Interbank Deposits – R$4.5 bi (+329% in 12M)

R$683.5 bi
Securities

Available-for-Sale Securities – R$340.6 bi (+38% in 12M)
Trading Securities – R$259.1 bi (+7% in 12M)
Held-to-Maturity Securities[1] – R$83.8 bi (-18% in 12M)

(1) As provided for by Article 8 of the Circular Letter No. 3,068/01 of the Central Bank of Brazil, Bradesco declares that has the financial capacity and the intention of holding to maturity the securities classified under "held-to-maturity".

100% Clients

Since the beginning of our activities, the client has been at the center of all our actions, strategy and the way we relate, after all, they are the reason we exist. So, we reinforced the importance of using the term customer-centricity – a term that today is in prominence, but that we have been familiar with for 78 years – to designate our main base.

We continue meeting clients' needs and preferences, aware of the purpose of each profile, identifying their moment in life, understanding their plans and becoming part of their achievements. In the pursuit of continuous improvement, we have improved the way we interact and provide services, always reinforcing to those who work here how to act and relate with the client base.

With the same level of excellence, we reach all profiles of clients to meet the highest number of people, thereby fulfilling our goals of democratizing access to banking products and services by encouraging financial inclusion and fostering social mobility and entrepreneurship. With scale and diversification as differentials in our business model, these values extend to non-account holders because we recognize their importance and potential to expand our business.

By offering agility and convenience in all areas in which we operate, we segmented the structure for both individuals and companies, ensuring a quality journey. Last year, we reviewed the relationship strategies, creating initiatives with the aim of achieving expectations and expanding the level of satisfaction of clients in all contacts with the Organization.

At the end of September 2021, our base was composed of 72.5 million clients.


COMPANIES
Multis & institutional[1]
Large Corporate
≥ R$4 bi
Corporate
R$ 500 mi to R$ 4 bi
Corporate One
R$ 30 mi to R$ 500 mi
Companies and Business
Up to R$ 30 mi
Private Bank
≥ R$5 mi
Classic
≤ R$4,000
≥ R$15,000
≥ R$150,000
Prime
Exclusive
R$4,000 to R$14,999.99
R$40,000 to R$149,999.99
INDIVIDUALS
Non-account holders[2]
Monthly Income
Annual Revenue
Investment

1 – Asset Management, Pension Funds and Securities Brokers;
2 – Individual clients or corporate clients consumers products of Bradesco organization that do not have a bank account.

Service Structure

By offering practical and secure services in all segments we operate, we maintain a large and modern network of Customer Service, which is constantly updated, throughout Brazil and also in strategic locations abroad. At the end of the period, the Network comprised 82,668 points, among them, 3,030 are branches and 51,538 are ATMs.

Digital Channels

Providing only a modern and broad physical structure is not enough for us, thus, thinking of all profiles and the convenience, practicality and security for clients, we offer various products and services at any place and time through Digital Channels: Internet Banking, Bradesco App, ATM, Social Networks and *Fone Fácil*, which are checked constantly to provide, progressively, more quality in their journeys with us. Currently, they represent 98% of all transactions carried out, being 91% of them online and via mobile services.

Accessibility

Attentive to our values and mission, which include access and inclusion democratization, we offer since 1998 several accessibility solutions, products and services to clients with disabilities. We were pioneers at the time and we are still evolving, developing and using means to offer, even more autonomy, convenience and financial independence.

Among the actions, we highlight: Virtual Mouse, Virtual Vision, Tutoring in Brazilian Sign Language (Libras), Braille Kit, Enlarged Font, WebLibras, and, once more, we innovated by providing withdrawal in Libras assisted by the Iris – Digital Brazilian Sign Language Interpreter of Bradesco. The latter provides quality and assertive services, expanding the relationship of the client with the Bank. The employees provide the initial services and connect clients to the digital interpreter.

Digital Platforms

Currently, we have eight large Digital Platforms serving clients of the Retail (Exclusive) and Prime segments, invited or that have requested migration for the units because of their relationship profile. At the end of the period, we served 615,105 clients, being 453,680 clients in Retail (Exclusive) and 161,425 clients in Prime. We also have the Digital Branch Bradesco Private Bank, serving 6,679 clients in this segment.

International Area

We operate in the foreign exchange market, export, import, financial transfers and foreign trade financing. We occupy prominent positions in the rankings of Export, Import and Trade Finance.

Through 7 specialized operational units and 23 service points located in the Corporate segment, we are present in the main regions of Brazil. Abroad, we have 3 Branches, 12 Subsidiaries and 1 Representative Office in addition to an extensive corresponding bank network.

Now, with the acquisition of BAC Florida Bank and its subsidiaries, it is possible to offer a complete platform of banking products and services and of investments, now also in the United States.

Overseas Network	
Branches	
New York	Banco Bradesco S.A.
Grand Cayman	Banco Bradesco S.A.
London	Banco Bradesco Europa
Subsidiaries	
Buenos Aires	Banco Bradesco Argentina S.A.U.
Luxembourg	Banco Bradesco Europa S.A.
New York	Bradesco North America LLC
	Bradesco Securities, Inc.
London	Bradesco Securities UK Limited
Hong Kong	Bradesco Securities Hong Kong Limited
	Bradesco Trade Services Limited
Grand Cayman	Cidade Capital Markets Ltd.
Jalisco	Bradescard México Sociedad de Responsabilidad Limitada
Florida	Bradesco BAC Florida Bank
	Bradesco BAC Florida Investments
	Bradesco Global Advisors
Representative Office	
Hong Kong	Banco Bradesco S.A.

next

Created in 2017 as a digital bank focused on the hyperconnected generation, next is positioned, today, as a digital platform that has as its objective to simplify and facilitate everyone's life, driving them to fulfill their needs and dreams.

The ecosystem of next offers financial and non-financial services. In addition to the checking account and credit and debit card, the client has at his/her disposal options of investments and loans, insurance, financial management tools, salary account, account for children and teens (nextJoy account, in partnership with Disney), cell phone top-up, promotions in partnership with more than 270 brands on the *Mimos* (gratuities) hub (including cashback) and integration with the Apple Pay, Google Pay and Samsung Pay digital wallets. next also enables transfers using WhatsApp Pay since the launch of the solution, in May.

The performance of next is based on customer-centricity. This premise is followed to the letter with constant investments in the analysis and intelligence of data (analytics), to understand trends and behaviors, helping to anticipate the creation of a new service or suggestion for the client. Customer Experience (UX) and customer service are also key areas, focused on providing the best journey and active listening to demands. By prioritizing the client, next traces its goals aiming at sustainable growth, guaranteeing the quality of the services and actual indexes of satisfaction and engagement in the use of the App.

In the third quarter of 2021, it reached the mark of 7.7 million clients – a growth of 141% in the last 12 months.

Main products and services

Insurance

Grupo Bradesco Seguros works to provide the best service and a wide range of products and services to policyholders, which made it reach the market leadership in Brazil and in Latin America.

With a solid path, it contributes consistently to the consolidated results of the Bradesco Organization and represents us in offering multiple products for personal, family and business protection in various circumstances and several segments, such as Auto, Life, Health Plan, Dental, Capitalization Bonds, Private Pension Plans and Property and Casualty Insurances, which include Home and Property Insurance for individuals and companies.

R$ million	Sept21
Grupo Bradesco Seguros Indicators	
Recurring Net Income	3,827
Annualized Return on Average Equity (ROAE) - %	15.0%
Shareholders' Equity	34,659
Total Assets	339,787
Free Investments and the Cover of Technical Provisions	317,963
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	289,111
Revenue from Insurance Premiums, Pension Contributions and Revenue from Capitalization	60,553
Indemnities, Draws and Redemptions Paid	54,065

Also, by means of the association between Bradesco Seguros and Swiss Re Corporate Solutions Brasil Seguros S.A., we maintain our presence in the insurance segment of large risks, P&C – Property and Casualty and of transport, aimed at medium and large-sized corporate clients of the most diverse segments.

A modern structure is available to more than 29.2 million policyholders and clients, formed by web and mobile channels, call centers, own dependencies with business teams, Bradesco Branches and an active brokers network, ensuring presence in all regions of the country.

Cards

With the most complete solution line of means of payment in Brazil, we work with the main card brands, like Elo, Visa, Mastercard and American Express, and also offer Private Label cards in partnership with important companies. Through our subsidiary Bradescard México, one of the main financial institutions serving the Mexican market, we operate as one of the largest issuers of credit cards with exclusivity in store chains that are leaders in that country, like the C&A store chain.

Also, we are well-positioned with relevant shareholdings such as Cielo and through Elopar – an investment holding company which investments include Alelo (benefit cards, pre-paid cards and Money Card), Livelo (coalition loyalty program), as well as shareholdings in Elo Serviços (brand), Banco Digio (credit card issuance and other financial products) and Veloe (mobility and tolls company).

R$167.5 billion in card transactions in the period.

R$5.4 billion in Fee and Commission Income.

Loan Operations

We expanded and diversified offers in the distribution channels, especially in the digital media, supplemented by the Branch Network and Banking Correspondents. Our capillarity allows us to offer loans and financing, directly or through strategic partnerships with various business chains, keeping the focus on improving the customer experience and assessing their real needs.

We are in full operational capability. Our policy guides our management's actions and is constantly updated and consistent with the economic reality.

Among the lines, we highlight:

- **Agribusiness:** we are featured among the biggest financiers in the niche, with offers and solutions for the development of production, keeping in accordance with the main manufacturers of agricultural tools of the country;

- **Onlendings:** leader in BNDES – *Banco Nacional de Desenvolvimento Econômico e Social* (National Bank for Social and Economic Development) onlendings;

- **Real Estate Financing:** we are one of the most important in this market, maintaining the commitment to meet the demands of the sector, financing both the construction industry and the acquisition of real estate by the final borrowers; and

- **For companies:** working capital items, advances on receivables and financing of goods focused on small and medium-sized enterprises. With Bradesco Corporate, the leader in assets of the Brazilian market for large and medium-sized enterprises, we offer complete solutions for different needs and business sectors.

Balance of the main portfolios in the period:

R$ billion	Sep21	Sep20	Variation %
Consumer Financing	**193.9**	**161.0**	**20%**
Payroll-deductible Loans	82.5	66.4	24%
Credit Card	47.4	37.6	26%
Personal Loans	33.0	28.5	16%
CDC / Vehicle Leasing	31.0	28.5	9%
Real Estate Financing	91.5	67.2	36%
Rural Loans	30.2	22.8	33%
BNDES/Finame Onlendings	22.4	22.8	-2%
Working Capital	96.7	91.2	6%
Foreign Trade Finance	61.8	62.5	-1%
Sureties, Guarantees and Commercial Portfolio	156.3	148.9	5%
Other	120.5	88.1	37%

Consortia

Bradesco Consórcios (consortia) offers a complete products and services portfolio to account holders as well as to non-account holders, with an integrated platform for the marketing of solutions in synergy with the Branches and Digital Platforms, ensuring our leadership in the market.

R$18.9 billion in revenues in the first nine months of the year, resulting in a total portfolio of **R$92.2 billion.**

R$1.6 billion in Fee and Commission Income.

1.5 million active quotas, totaling **408.7 thousand** new quotas sold in the period.

Investment Bank

Banco Bradesco BBI, formed by the Investment Banking and Global Markets areas, operates in the origination and distribution of primary and secondary issuing of shares, advising clients on merger transactions, purchase and sale of assets, structuring and distributing debt instruments, structured corporate finance operations and projects under the modality of Project Finance.

In addition, with a research team highly recognized by the market, covers varied sectors and publicly-held companies in São Paulo, Buenos Aires, Mexico, New York, London and Hong Kong.

Asset Management

Our representative in the offering of complete solutions in asset management and investments portfolios, for all the client profiles that we serve, is BRAM – Bradesco Asset Management, one of the market leader companies. It acts in multiple segments, including many from Banco Bradesco, in addition to Institutional Investors in Brazil and abroad, and various Family Offices, ensuring excellence in service quality.

R$632.1 billion in investment funds and managed portfolios under its management accrued in the period.

Ágora Investimentos

After a revitalization, Ágora – Investment House demonstrates our agility and flexibility in the era of innovation by becoming an open and independent investment platform for both individuals and companies, including non-account holders.

Registration is 100% digital and clients have access to a complete portfolio of investments for all profiles, as well as a curated selection of the best products in the market with options of equity, futures markets, *Tesouro Direto* (Government Treasury Bonds), Structured Operations Certificate (COE), funds, and public and private securities of fixed income. They also have specialized advice and exclusive content prepared by renowned market analysts.

Available via a website or the Ágora App, the platform has advanced, agile, modern and intuitive trading, 24 hours a day, providing a different experience, so that clients have all the comfort and security when investing.

Broker

For institutional clients, with analysis coverage of companies and sectors, we have an exclusive broker, Bradesco Corretora, which is intermediated by BBI. Through Bradesco Securities units, we operate in the North American, European and Chinese markets, mediating shares and ADRs – American Depositary Receipts, as well as distributing public and private securities for investors.

Complete Investment Platform

Our clients have complete investment management services, with an investment specialist team providing advice on the demands of banking products, investment funds, capital market products, broker and private pension. Clients can also be supported by the managers of the Bradesco's Branch Network. In addition, we offer suggested portfolios, which combine a diversity of financial products and are established monthly based on the domestic and international market perspectives.

The three pillars which support the values of our Platform are:

- Specialized consultancy, whose role is to generate value to the client through a complete offer of products and investment solutions to meet the needs of our investor clients, account holders and non-account holders, according to their age, equity and profile, through different service channels;

- Products portfolio and recommended portfolios in an open platform that allows access to any product of the market regardless of the originator and issuer, as well as curatorship of investments, which will recommend the best combination of products in view of the client's objectives and profiles; and

- Leading-edge digital trading platforms that allow quick, easy and complete access to clients.

Miscellaneous solutions

Capital Market

Regarding the capital market, we provide a broad range of solutions and services through modern infrastructure and specialized professionals, with emphasis on Fiduciary Management for Funds, Investment Clubs and Managed Portfolios; Qualified Custody of Securities; and Trustees (Escrow Account). Among the main services provided, we highlight our importance in providing Qualified Custody services (Global).

Cash Management

Our Global Cash Management area structures solutions for international companies that operate in the Brazilian market and national companies that operate abroad, maintaining a partnership with 53 international banks and access to the SWIFT network, supporting the opening of accounts for companies recommended by banking partners.

We offer a broad portfolio of products and services, solidity, security, tailored solutions and integration of systemic platforms in order to facilitate the financial management of Companies, Utilities and Public Agencies for the management of accounts receivable and payable and collection of taxes and fees.

Products and services for the Public Sector

Exclusive platforms serve the Public Sector throughout the national territory with Business Managers trained to offer products, services and solutions with quality and safety to the Executive, Legislative and Judicial Powers, federal, state and municipal authorities, as well as Municipalities, Public Foundations, Public and Mixed Capital Companies and the Armed and Auxiliary Forces. Every month, more than 11.5 million retirees and pensioners of the INSS receive their benefits in Bradesco, which gives it the position of highest payer among all the banks in the Country.

We have nine Specialized Platforms to assist Governments, State Capitals, Courts, Chambers, Public Prosecutor's Offices, Public Defender's Offices, in addition to the larger municipalities of the Brazilian GDP. We also have 35 Platforms serving other City Halls and other Bodies. Find out more on bradescopoderpublico.com.br.

Technology and Innovation

The period of the pandemic has changed the behavior of our clients, encouraging the adoption of the digital on a larger scale and speed. Feeling the change, we got ahead. We have expanded our range of services, remodeled our digital channels to offer the best experience and to deliver immediate and accessible solutions. We are looking to the future and working with resources that emphasize the values of humanism and self-service, allowing clients to carry the bank in their pocket.

Thinking of this, we expanded the solutions on the **Bradesco App**. **The clients who have investments** have the option of scheduling specialized advice to clarify doubts directly on the App. And for those who have investments in Bradesco BAC Florida and Bradesco BAC Florida Investments we expanded the vision of their portfolio so they can visualize it directly on the App.

For **clients who are non-account holders**, beneficiaries of the INSS, salary account and savers with pre-approved credit card proposals, who can contract the credit card directly on the Bradesco App, making the process of acquisition fast, simple and completely online.

Following the strategy of growth of new businesses, the commercialization of cards was made available on digital channels with partners of the Bank, we also improved the services and advantages in the use of **physical or virtual cards** with the re-visitation of the process of restoring the limit of purchases, which was anticipated for the day after the payment of the invoice and with the option of using the virtual Visa Card in recurring purchases, like, for example, subscriptions of digital services. And to strengthen even more the digital service, the option to check the balance of the open and closed invoice on BIA was added.

Specifically in the services of **BIA**, we evolved its skills with resources that help clients organize their financial flow, alerting them when their investment in LCI is maturing and enabling them to receive a copy of the proof of PIX, when requested. Our digital assistant has already reached more than 1 billion interactions (356.6 MM in 2021, of which 109.1 MM by WhatsApp).

The continuous improvement of the digital channels also includes solutions geared to **Corporate clients on Net Empresa**, who can now migrate their physical security token to the electronic token directly on the App itself offering convenience and responsiveness to clients that need to use the channel constantly. Another feature is the Programmed PIX, where the client can choose the date on which the transfer must be carried out, either with the use of the registered token or by QR Code.

The Private and Top Tier **Bradesco Seguros** clients now have WhatsApp as a communication channel, which offers a menu with a choice of subjects and directs the conversation to the human service (according to the need). Now for the clients of auto insurance and third parties involved in accidents, the platform Bradesco Auto Center has expanded its service to 150 cities, counting on an online service (website or call center) to open their claim or schedule a time for the team of Bradesco Seguros to contact them for the opening of the occurrence, ensuring greater agility and speed in the service to users. In the case of pension services, it is now possible to change or add beneficiaries in plans contracted, view the percentage value applied and cancel proposals within seven days from the date of purchase completely on the App or using Internet Banking.

The **digital wallet Bitz**, with a focus on expanding the number of partners, has added more features, services and products, already surpassing the mark of 1 million accounts and 2 million clients after nearly a year of its launch, in September 2020.

Due to always keeping the client at the center of our actions and believing in the power of the digital world, maintaining quality services and strengthening the relationship, we were **recognized** in the international market by The Banker magazine (a division of the British newspaper Financial Times), where for the second consecutive year we have excelled as the most innovative bank in Latin America.

Sustainability for Bradesco

The commitment to sustainable development is one of the drivers of our business and is expressed in Bradesco's Statement of Purpose. We understand the management of environmental, social, and governance (ESG) aspects as essential for the growth and continuity of our Organization, in addition to allowing us to share value with shareholders, employees, suppliers, clients and the society.

We structured our Sustainability Strategy on six pillars: Sustainable Business, Climate Change, Customer Relationship, Diversity & Inclusion, Innovation and Private Social Investment. Our work is aligned with the Sustainable Development Goals (SDGs) of the UN.

Some events this quarter deserve special mention:

We have completed one year of the Amazon Plan. To celebrate the date, we held the **Bioeconomia em Foco** (Bioeconomy in Focus), an event that, besides showing the evolution of this partnership with Itaú and Santander for the sustainable development of the region, sought to broaden the understanding about the challenges and opportunities of the Bioeconomy.

To celebrate Amazon Day, we have included in our sustainability website a section on Bradesco's pioneering work in the region (banco.bradesco/ amazonia).

We are evaluated by the following indexes and ratings:

FTSE4Good: in line with international standards, the index identifies companies that demonstrate strong ESG practices. We are among the member companies, with a highlight in the human rights and community category.

Vigeo Eiris: evaluates and ranks the companies with the best ESG performance, in global and regional rankings, and once again we are among the 100 companies in the Ranking of Best Emerging Market Performers.

We have strengthened our sustainable business strategy, increasing the support to our clients by structuring sustainability-linked bonds.

We are committed to the sustainable development of Brazil and continue our journey of engagement and support to our clients and partners in the transition to a greener and more inclusive economy.

Follow our evolution through the websites bradescori.com.br and bradescosustentabilidade.com.br.

Human Resources

One of the most important pillars that support the Organization as well as one of the reasons for our success that we would like to recognize are the people who work here. Therefore, the model of Human Capital Management is based on excellence, respect, transparency and continuous investment for the development and improvement of employees. We provide them and the other associates an ethical, healthy and safe environment, seeking to inspire, support and cooperate in the construction and recognition of their personal beliefs and values, sharing of knowledge and appreciation of the human being without any kind of discrimination.

We keep our teams motivated and in constant harmony with the market. Our teams are composed of people able and willing to offer a highly qualified public service to all by means of career growth opportunities, challenges and constant recognitions, training and development, compensation and differentiated benefits, valuing diversity and balance between work and family life.

Health is a vector of transformation in people's lives. That is why a culture based on prevention and promotion of healthy habits and behaviors prevails in the Organization. Our well-being *Viva Bem* (Living Well) program, structured into three major pillars – balance, health and movement –, provides the necessary support and care for the employees in all the stages of their journeys. Family members also have access to this health care network, ensuring peace of mind, because respect for people is an integral part of our corporate culture.

This culture of health and well-being, allied to the technological support and the safety measures, has contributed for us to structure and adopt contingency measures to cope with Covid-19, even with reinforcement in the communication, by means of various media, about the protocols and guidelines for prevention in the day-to-day activities, in all environments. Because of its importance, the vaccination issue was also reinforced in internal campaigns for purposes of clarification and guidance.

The lessons learned with remote working have allowed us, through the Collective Bargaining Agreement with the Banking Trade Union Movement at a national level, to be the first of the large banks to assume the commitment to adopt this way of working after the pandemic.

Still on this theme, which considers the existence of a hybrid model of work, and monitoring the progress of vaccination, we initiated studies to begin the resumption of working in-person, to be safe and gradual, in the last quarter of 2021.

In addition to health care, the education and the promotion of diversity gained prominence. Unibrad – Corporate University of Bradesco highlighted the interest and importance of distance learning courses, especially during the pandemic, a period in which more than 80 learning courses traditionally administered in person migrated to an online/virtual environment. Among the themes are short-term solutions geared to specific needs, such as preventing the Covid-19, mental health, remote work and adaptation of routines.

Finally, with much pride, we communicate that our ongoing commitment to adopt practices that support and foster a healthy, balanced, diverse and inclusive environment, has once again been recognized by various institutions, such as the UN (WEPs award – Women's Empowerment Principles), the Ministry of Women, Family and Human Rights (first edition of the award for Best Practices in the Work-Family Balance), the GPTW (featured in the fifth edition of the Women's GPTW ranking and recognition as one of the best companies of Brazil for PCDs [People with disabilities] to work) and the CIEE (the Bradesco's internship program recognized as the best in Brazil).

Much more than policies and practices, we consolidated a culture of respect disseminated by the awareness of the value of people, of their identities and competencies.

At the end of the period, the Organization had 87,736 employees, of which 76,268 of Bradesco and 11,468 of Affiliated Companies. Among outsourced employees, we had 9,009 associates and 2,256 interns.

Corporate Governance

The Shareholders' Meeting is the highest body of our governance. In this meeting, the members of the Board of Directors are elected for a single two-year term of office. It is composed of ten members, three of which are independent, and is responsible for establishing, supervising and monitoring the corporate strategy, whose responsibility for implementation is of the Statutory Board of Executive Officers, in addition to reviewing the business plans and policies. The positions of Chairman of the Board of Directors and Chief Executive Officer, under the Company's Bylaws, are not cumulative.

Assisted by a Governance Department, the Body ordinarily meets six times a year, and extraordinarily when the interests of the company so require. With its own Charter, the Board also has an Annual Calendar of Meetings set by its Chairman. In the first nine months of the year, 29 meetings were held, four annual and 25 special.

The Internal Audit reports to the Board of Directors, in addition to six committees, the statutory ones, which are the Audit and Remuneration committees; and the non-statutory ones, which are the Integrity & Ethical Conduct, Risks, Sustainability & Diversity, and Nomination & Succession committees. Various executive committees assist in the activities of the Board of Executive Officers, all regulated by their own charters.

In the role of Supervisory Body of the acts of the managers, and with permanent performance since 2015, we have the Fiscal Council, also elected by the shareholders and with a single term of one year. It is composed of five effective members and their respective alternates – two of them are elected by minority shareholders.

Our Organization is listed in Tier 1 of Corporate Governance of B3 – Brazilian Exchange & OTC, and our practices attest to the commitment to the generation of value for shareholders, employees and society. Further information on corporate governance is available on the Investor Relations website (bradescori.com.br – Corporate Governance Section).

Internal Audit

The Audit and General Inspectorate Department, among other services, conducts internal audits in an independent way. It evaluates processes in order to mitigate the risks and ensure the effectiveness of the internal controls in compliance with the policies, guidelines, standards, and internal and external

regulations. The methodology and execution of works from the area are certified by the Institute of Internal Auditors of Brazil, which considers in its premises the technical recommendations of the Institute of Internal Auditors (IIA).

Policy for Distribution of Dividends and Interest on Shareholders' Equity

At the end of September 2021, Bradesco's Shares, with high level of liquidity (BBDC4) accounted for 4.5% of Ibovespa. Our shares are also traded abroad, on the New York Stock Exchange, by means of ADR – American Depositary Receipt – Level 2, and on the Stock Exchange of Madrid, Spain, through DRs, which integrate the Latibex Index.

Bradesco's securities also took part in other important indexes, such as the Special Tag-Along Stock Index (ITAG), the Special Corporate Governance Stock Index (IGC), the Brazil Indexes (IBrX50 and IBr100). Bradesco's presence in these indexes strengthens our constant search for the adoption of good practices of corporate governance, economic efficiency, environmental ethics and responsibility.

As minimum mandatory dividends, shareholders are entitled to 30% of the net income, in addition to the Tag Along of 100% for the common shares and of 80% for the preferred shares. Also, granted to the preferred shares are dividends 10% higher than those given to the common shares.

Integrated Risk Control

The corporate risk control management occurs in an integrated and independent manner, preserving and valuing the Board's decisions, generating and carrying out methodologies, models and measurement and risk control tools. Adverse impacts may result from multiple factors and are reduced through the framework of risks and a sound governance structure, which involves the Integrated Risk Management and Capital Allocation Committee that is subordinate to the Board of Directors.

The Bradesco Organization has extensive operations in all segments of the market, and, like any large institution, is exposed to various risks. Thus, risk management is strategically highly important due to the increasing complexity and variety of the products and services and, also, the globalization of our business. We constantly adopt mechanisms of identification and monitoring, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts.

Among the list of risks, we highlight: Credit, Market, Operational, Subscription, Liquidity, Socio-environmental, Strategy, Reputation, Model, Contagion, Compliance and Cyber. In an attempt to precipitate or reduce effects, in case they occur, we seek to identify and monitor any emerging risks, among them, issues related to global growth, international geopolitical issues and the economic and fiscal situation of Brazil. We also consider the risks posed by climate change and by technological innovation in financial services.

Independent Validation of Models

We have an independent validation process conducted by a specialized team, which evaluates all aspects thoroughly, challenging the methodology, the assumptions adopted, the data used and the use and robustness of the environment in which they are deployed, among others, in order to identify, mitigate and control risks inherent to the models, which may lead to adverse consequences. Various models are used as support instruments for decisions, structuring of issues and risk and capital management. Among them we have internal ones, standardized ones and those developed by third parties (bureaus, pricers, rating agencies), supported by economic, statistical, and financial theories, mechanisms of machine learning and expert knowledge. Any weaknesses detected are converted into notes, whose action plans are monitored until the solution. Results are reported to the managers themselves, to the Internal Audit, to the Executive Committees of the Bradesco Organization and, in certain cases, to the Regulatory Bodies.

Compliance and Ethics

Seen as the standards that affirm our values and govern the daily interactions and decisions, the Compliance and Integrity Programs cover the entire Bradesco Organization, also extending to suppliers, service providers and subsidiaries, elucidating the high standards of conduct and ethical principles that we have.

These principles are supported by policies, standards and training programs for professionals by aggregating excellence in procedures and controls and seeking prevention, identification, mitigation, monitoring and reporting of Compliance Risks and any actions considered as a violation of the Code of Ethical Conduct, and/or an operation and situation with indications of connection to illegal activities, aimed at the adoption of appropriate actions.

The control methodologies and procedures are objects of evaluation and constant improvement in accordance with current and applicable laws and regulations, as well as with the best market practices, supported by the Organization's Board of Directors.

Independent Audit

In compliance with CVM Instruction No. 381/03, the Bradesco Organization hired services provided by KPMG Auditores Independentes (Independent Auditors) in the first nine months of 2021 that were not related to the external audit at a level lower than 5% of the total fees related to external audit services. The Bank's policy is in line with the principles of preserving the auditors' independence, which is based on generally accepted international criteria, i.e., the auditors should not audit their own work, perform management functions for their clients or promote their clients' interests. It is noteworthy that any eventual services not related to the external audit are submitted prior to the authorization of the Audit Committee.

Social Investments

Fundação Bradesco

Established in 1956, Fundação Bradesco is our main social sustainability action and the largest private social and educational program in Brazil, allowing us to fulfill one of the most important commitments that we have: grow without failing to look around and contribute toward the development of the country.

The Foundation is based on the belief that education is the path to promote equal opportunities and personal and collective achievement, as well as a means to build a society that is more worthy, fair and productive. Its educational structure includes the development of competencies and cognitive and socio-emotional skills, creating a path for the formation of citizens, the constitution of their personal, cultural and social identity and their insertion in the employment market. With 40 schools located in regions of accentuated educational deprivation, it is present in all Brazilian states and the Federal District.

The estimated Budget for 2021 is **R$799.0 million**, comprising:

R$673.7 million of which will be allocated for Activity Expenses

R$125.3 million for investments in Infrastructure and Educational Technology

Regarding these investments make it

83,064 students in Basic Education – Kindergarten to Secondary Education and Technical Education at Secondary Level –, Youth and Adults Education and in Initial and Continuing Education focused on the creation of jobs. The more than 41 thousand students of Basic Education also receive, without cost, uniforms, school supplies, meals, medical and dental assistance;

3.5 million students are expected to complete at least one of the courses offered in their program in the EaD – Distance Learning modality, by means of their e-learning portal "Escol@ Virtual" (Virtual School); and

7 thousand beneficiaries in projects and actions in partnerships, such as educational and information technology courses and lectures.

Bradesco Esportes (Sports)

By encouraging sport as an activity to support the development of children and young people, the Bradesco Esportes e Educação (Sports and Education) Program, with more than 30 years of existence, favors the promotion of health and the enhancement of talents through the teaching of female volleyball and basketball in all the schools of Fundação Bradesco, municipal sports centers, public and private schools and in its Center of Sports Development, all in Osasco/SP.

Annually, approximately 1.1 thousand girls are trained. Participants also receive civic education instruction and those at Specialists Centers are offered health insurance, transportation, food, an allowance and other benefits.

Recognitions

- Bradesco was elected, for the second consecutive year, the most innovative Bank in Latin America in the Innovation in the Digital Banking Awards 2021, promoted by the British magazine The Banker.
- Bradesco was recognized as one of the best places to work for innovators in the world in 2021 by Fast Company, a ranking developed in partnership with Accenture.
- Bradesco was recognized as one of the best companies in Brazil for People with Disabilities to work for in 2021, a ranking of the global consulting firm Great Place to Work.
- Bradesco was awarded by Great Place to Work as one of the 15 best companies in diversity and ethnic-racial inclusion.
- For the fifth consecutive year, Bradesco was the winner in the category of Retail Bank of the *Finanças Mais* Award 2021, of *O Estado de São Paulo* newspaper, in partnership with Austin and FIA/USP. It also led in Leasing and in Life and Pension, in addition to being prominent in Health and Capitalization. It was also recognized in the Broadcast Projections award, with Bram, and in the Broadcast Analysts award, having the presence of four professionals from BBI in the ranking.
- Bradesco was featured in the Banking Sector category in the Incredible Places to Work 2021 award, promoted by UOL and *Fundação Instituto de Administração* (FIA).
- For the third time, Bradesco was champion among the Banks in the 10th edition of the *Época Negócios* 360º Yearbook. In the survey, conducted in partnership with *Fundação Dom Cabral*, the companies were evaluated in six dimensions of management: financial performance, corporate governance, innovation, vision of the future, people and sustainability.

- Bradesco was featured in the research on Most Attractive Employers of Brazil 2021, conducted by Universum consulting firm.
- Bradesco was considered a reference in Brazil as one of the most transparent companies in sustainability, according to a study produced by the Observatory of Transparency, an initiative of the Advisory Council in Brazil of the Global Reporting Initiative (GRI), and published by the *Valor Econômico* newspaper.
- Bradesco was the most remembered, in the Banks and Investment Advisory categories, in the *Datafolha* Institute survey on the impact of the pandemic on the life of people living in São Paulo.
- Bradesco BBI was elected the Best Investment Bank in Latin America by the British magazine The Banker, of the Financial Times Group.
- For the ninth consecutive time, Bram is the management company with the largest number of funds classified as excellent, in the *Comdinheiro* ranking of the *Investidor Institucional* magazine.
- Bram was featured in the Top Asset ranking of the *Investidor Institucional* magazine, leading in the Insurance Company, Open Pension, Private and Exclusive Funds categories.
- The funds of the Bradesco Asset Management (Bram) were highlighted in the Guia de Fundos (Guide on Funds) of Valor Econômico.
- next was elected as the Best Digital Bank of Brazil by the North American magazine Global Finance.

Acknowledgments

After the nine first months of the year, we see that trust and moving forward, with every care necessary, make the difference to stand firm and grow amid difficult periods. Also, contributing to the progress of our country and our people drive us to overcome obstacles and fulfill our role. The results presented here reaffirm the commitment and the assertive strategy that we have adopted to serve everyone, safely and with a view to new opportunities, seeking to exceed expectations with efficiency and quality in our products and services. For the achievements and advances made, we thank our shareholders and clients for their support and trust in us, and we thank our employees and other associates for their commitment and outstanding work.

Cidade de Deus, November 4, 2021

Board of Directors and Board of Executive Officers

		R$ thousand	
	Note	On September 30, 2021	On December 31, 2020
Assets			
Cash and due from banks	6	28,312,467	23,845,061
Financial instruments		1,546,993,691	1,472,837,923
- Interbank investments	7	106,837,743	191,147,208
- Compulsory deposits with the Brazilian Central Bank	8	88,004,910	83,757,533
- Securities	9	683,480,666	616,497,887
- Derivative financial instruments	10	35,890,358	24,815,393
- Loans	11	491,754,484	445,665,923
- Other financial instruments	12	141,025,530	110,953,979
Leases	11	3,088,553	2,646,438
Expected credit loss associated with credit risk		(44,460,700)	(45,202,191)
- Loans		(41,726,365)	(42,233,636)
- Leases		(63,180)	(70,468)
- Other receivables		(2,671,155)	(2,898,087)
Deferred tax assets	37	85,689,783	85,049,769
Investments in associates and jointly controlled entities	13	7,155,211	7,046,710
Premises and equipment, net	14	20,711,187	20,923,269
Intangible assets	15	36,982,252	34,395,581
Accumulated depreciation and amortization		(36,697,535)	(33,578,011)
- Premises and equipment		(11,617,444)	(11,433,018)
- Intangible assets		(25,080,091)	(22,144,993)
Other assets	16	23,192,863	26,752,701
Accumulated Impairment of Assets		(3,324,508)	(3,678,206)
Total assets		1,667,643,264	1,591,039,044

The accompanying Notes are an integral part of these Consolidated Interim Financial Statements.

Statement of Financial Position

			R$ thousand
	Note	On September 30, 2021	On December 31, 2020
Liabilities			
Deposits and other financial liabilities		**1,158,142,131**	**1,088,438,954**
- Deposits from banks	17	294,867,358	267,280,167
- Deposits from customers	18	559,784,610	545,292,743
- Securities issued	19	148,786,290	144,903,825
- Subordinated debts	20	50,009,878	53,246,232
- Derivative financial instruments	10	29,013,947	18,697,682
- Other financial liabilities	21	75,680,048	59,018,305
Provisions		**324,379,421**	**320,285,406**
- Insurance technical provisions and pension plans	22	289,111,097	284,606,330
- Other reserves	22	35,268,324	35,679,076
Deferred income tax assets	37	**5,961,011**	**7,951,848**
Other liabilities	24	**30,867,862**	**29,900,955**
Total liabilities		**1,519,350,425**	**1,446,577,163**
Shareholders' equity			
Capital		83,100,000	79,100,000
Treasury shares		(666,702)	(440,514)
Capital reserves		11,441	11,441
Profit reserves		67,221,315	59,405,815
Other comprehensive income		(2,060,076)	5,625,898
Equity attributable to controlling shareholders	25	**147,605,978**	**143,702,640**
Non-controlling shareholders	26	**686,861**	**759,241**
Total equity		**148,292,839**	**144,461,881**
Total equity and liabilities		**1,667,643,264**	**1,591,039,044**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Income Statement

	Note	For the three-month period ended September 30		For the nine month period ended September 30	
					R$ thousand
		2021	2020	2021	2020
Revenue from financial intermediation		**33,032,364**	**26,189,003**	**84,903,143**	**73,235,591**
- Loans		19,894,237	18,030,080	55,764,729	55,070,731
- Leases		69,571	11,875	169,537	99,429
- Net gain or (loss) with Securities		8,029,051	6,308,815	20,019,965	22,284,051
- Net gain or (loss) from derivative financial instruments		(124,299)	(798,421)	184,051	(13,514,464)
- Net gain or (loss) with Financial income from insurance, pension plans and capitalization bonds		2,071,956	1,473,441	6,636,456	3,118,149
- Net gain or (loss) with Foreign exchange income	12	2,644,186	919,251	2,238,438	5,428,632
- Net gain or (loss) with Reserve requirement	8	872,035	381,735	1,810,033	1,659,857
- Sale or transfer of financial assets		(424,373)	(137,773)	(1,920,066)	(910,794)
Expenses from financial intermediation		**(14,812,122)**	**(7,874,560)**	**(27,805,178)**	**(38,732,756)**
- Open market funding	17	(10,831,932)	(5,277,827)	(23,198,730)	(20,848,470)
- Borrowing and on-lending	17	(3,980,190)	(2,596,733)	(4,606,448)	(17,884,286)
Net revenue from financial intermediation		**18,220,242**	**18,314,443**	**57,097,965**	**34,502,835**
Expected Credit Loss Associated with Credit Risk expense		**(3,609,382)**	**(5,404,564)**	**(11,067,657)**	**(20,891,214)**
- Loans		(3,754,542)	(5,004,438)	(11,033,048)	(20,713,550)
- Leases		(2,331)	49,248	5,686	96,957
- Other receivables		147,491	(449,374)	(40,295)	(274,621)
Gross income from financial intermediation		14,610,860	12,909,879	46,030,308	13,611,621
Net other operating income (expenses)		**(5,584,055)**	**(7,679,523)**	**(18,529,987)**	**(18,025,376)**
- Fee and commission income	27	5,054,999	4,455,287	14,432,632	13,294,141
- Income from banking fees		2,008,027	2,021,168	5,973,844	6,088,235
- Other income from insurance, pension plans and capitalization bonds	22	1,123,131	2,129,548	3,729,588	7,260,655
- Personnel expenses	28	(5,124,879)	(4,758,040)	(14,756,614)	(14,311,959)
- Other administrative expenses	29	(4,936,123)	(4,724,054)	(14,272,646)	(14,267,318)
- Tax expenses	30	(1,561,318)	(1,712,920)	(5,123,715)	(4,045,512)
- Share of profit (loss) of associates and jointly controlled companies	13	237,545	169,009	635,146	388,531
- Other operating income	31	1,957,391	1,169,382	5,528,064	4,494,806
- Other operating expenses	32	(3,848,869)	(5,596,123)	(13,114,351)	(15,225,624)
- Provision (expenses)/reversals		(493,959)	(832,780)	(1,561,935)	(1,701,331)
- Labor		(275,356)	(193,814)	(785,229)	(484,876)
- Tax		15,431	23,230	263,701	44,569
- Civil		(177,251)	(234,522)	(873,887)	(446,959)
- Others		(56,783)	(427,674)	(166,520)	(814,065)
Operating profit/(loss)		**9,026,805**	**5,230,356**	**27,500,321**	**(4,413,755)**
Non-operating income/(expense)	33	**(22,254)**	**(35,200)**	**(99,290)**	**(94,728)**
Income before Taxation on Shareholder Income and Non-Controlling Interest		**9,004,551**	**5,195,156**	**27,401,031**	**(4,508,483)**
Income taxes	37	(2,305,779)	(959,416)	(8,466,119)	15,731,840
Non-controlling interests in subsidiaries		(50,788)	(41,660)	(159,866)	(141,136)
Net income		**6,647,984**	**4,194,080**	**18,775,046**	**11,082,221**
Net income attributable to shareholders:					
Controlling shareholders		6,647,984	4,194,080	18,775,046	11,082,221
Non-controlling shareholders		50,788	41,660	159,866	141,136
Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share):					
- Earnings per common share	25	0.65	0.41	1.84	1.09
- Earnings per preferred share	25	0.72	0.45	2.03	1.19

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Statements of Comprehensive Income

				R$ thousand
	For the three-month period ended September 30		For the nine month period ended September 30	
	2021	2020	2021	2020
Net income for the period	**6,647,984**	**4,194,080**	**18,775,046**	**11,082,221**
Non-controlling shareholders	50,788	41,660	159,866	141,136
Net income for the period attributable to shareholders of the parent	**6,698,772**	**4,235,740**	**18,934,912**	**11,223,357**
Items that may be subsequently reclassified to the income statement	**(4,560,924)**	**(461,105)**	**(7,683,990)**	**(3,627,293)**
Securities available for sale	(3,566,503)	(597,532)	(6,956,648)	(3,428,292)
- Own	(3,501,087)	(577,979)	(6,866,785)	(3,216,572)
- Associates and jointly controlled entities	(65,416)	(19,553)	(89,863)	(211,720)
Cash flow hedge	(981,816)	140,644	(589,269)	(177,869)
Hedge of investment abroad	(149,700)	(92,579)	(57,485)	(227,359)
Exchange differences on translations of foreign operations	137,095	88,362	(80,588)	206,227
Items that cannot be reclassified to income	**(1,979)**	**264**	**(1,984)**	**(1,704)**
Actuarial valuation	(1,979)	264	(1,984)	(1,704)
Total other comprehensive income	**(4,562,903)**	**(460,841)**	**(7,685,974)**	**(3,628,997)**
Comprehensive income for the period	**2,135,869**	**3,774,899**	**11,248,938**	**7,594,360**

Attributable to shareholders:				
Controlling shareholders	2,085,081	3,733,239	11,089,072	7,453,224
Non-controlling shareholders	50,788	41,660	159,866	141,136

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Changes in Shareholders' Equity

R$ thousand

	Capital	Capital reserves	Profit reserves		Other comprehensive income	Treasury shares	Retained earnings	Total
		Share premium	Legal	Statutory				
Balance on December 31, 2019	75,100,000	11,441	9,623,394	42,783,815	6,645,085	(440,514)	-	133,723,221
Capital increase with reserves	4,000,000	-	-	(4,000,000)	-	-	-	-
Asset valuation adjustments (1)	-	-	-	-	(3,628,997)	-	-	(3,628,997)
Net income	-	-	-	-	-	-	11,082,221	11,082,221
Allocations:								
- Reserves	-	-	554,111	6,812,306	-	-	(7,366,417)	-
- Interest on Shareholders' Equity Paid and/or provisioned	-	-	-	-	-	-	(3,715,804)	(3,715,804)
Balance on September 30, 2020	79,100,000	11,441	10,177,505	45,596,121	3,016,088	(440,514)	-	137,460,641
Balance on December 31, 2020	79,100,000	11,441	10,450,722	48,955,093	5,625,898	(440,514)	-	143,702,640
Capital increase with reserves	4,000,000	-	-	(4,000,000)	-	-	-	-
Cancellation of Treasury Shares	-	-	-	(440,514)	-	440,514	-	-
Acquisition of treasury shares	-	-	-	-	-	(666,702)	-	(666,702)
Asset valuation adjustments (1)	-	-	-	-	(7,685,974)	-	-	(7,685,974)
Net income	-	-	-	-	-	-	18,775,046	18,775,046
Allocations:								
- Reserves	-	-	938,752	11,317,262	-	-	(12,256,014)	-
- Interest on Shareholders' Equity Paid and/or provisioned	-	-	-	-	-	-	(6,519,032)	(6,519,032)
Balance on September 30, 2021	83,100,000	11,441	11,389,474	55,831,841	(2,060,076)	(666,702)	-	147,605,978

(1) Includes the effects of exchange variation related to the conversion of investments abroad.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Added Value accumulated

Description	R$ thousand For the nine month period ended September 30 2021	%	2020	%
1 – Revenue	90,817,969	188.4	68,610,645	463.1
1.1) Financial intermediation	84,903,143	176.2	73,235,591	494.4
1.2) Fees and commissions	20,406,476	42.3	19,382,376	130.8
1.3) Expected Credit Loss Associated with Credit Risk expense	(11,067,657)	(23.0)	(20,891,214)	(141.0)
1.4) Other	(3,423,993)	(7.1)	(3,116,108)	(21.0)
2 – Financial intermediation expenses	(27,805,178)	(57.7)	(38,732,756)	(261.5)
3 – Inputs acquired from third parties	(10,998,711)	(22.8)	(10,984,984)	(74.2)
Outsourced services	(3,599,044)	(7.5)	(3,613,691)	(24.4)
Data processing	(1,603,951)	(3.3)	(1,577,052)	(10.6)
Communication	(958,605)	(2.0)	(1,011,475)	(6.8)
Asset maintenance	(964,733)	(2.0)	(963,415)	(6.5)
Financial system services	(884,537)	(1.8)	(822,935)	(5.6)
Advertising and marketing	(779,567)	(1.6)	(690,656)	(4.7)
Security and surveillance	(442,974)	(0.9)	(546,871)	(3.7)
Transport	(513,996)	(1.1)	(497,109)	(3.4)
Material, water, electricity and gas	(337,836)	(0.7)	(385,334)	(2.6)
Travel	(21,584)	-	(70,125)	(0.5)
Other	(891,884)	(1.9)	(806,321)	(5.4)
4 – Gross added value (1-2-3)	52,014,080	107.9	18,892,905	127.5
5 – Depreciation and amortization	(4,451,262)	(9.2)	(4,467,047)	(30.2)
6 – Net added value produced by the entity (4-5)	47,562,818	98.7	14,425,858	97.4
7 – Added value received through transfer	635,146	1.3	388,531	2.6
Share of profit (loss) of associates and jointly controlled companies	635,146	1.3	388,531	2.6
8 – Added value to distribute (6+7)	48,197,964	100.0	14,814,389	100.0
9 – Added value distributed	48,197,964	100.0	14,814,389	100.0
9.1) Personnel	12,904,065	26.8	12,458,462	84.1
Salaries	7,464,279	15.5	7,360,794	49.7
Benefits	3,411,973	7.1	3,504,649	23.7
Government Severance Indemnity Fund for Employees (FGTS)	614,660	1.3	590,304	4.0
Other	1,413,153	2.9	1,002,715	6.8
9.2) Tax, fees and contributions	15,442,383	32.0	(9,832,831)	(66.4)
Federal	14,407,079	29.9	(10,814,134)	(73.0)
State	9,325	-	3,195	-
Municipal	1,025,979	2.1	978,108	6.6
9.3) Remuneration for providers of capital	916,604	1.9	965,401	6.5
Rental	910,394	1.9	963,550	6.5
Asset leases	6,210	-	1,851	-
9.4) Added Value distributed to shareholders	18,934,912	39.3	11,223,357	75.8
Interest on Shareholders' Equity Dividends paid and/or provisioned	6,519,032	13.5	3,715,804	25.1
Retained earnings	12,256,014	25.4	7,366,417	49.7
Non-controlling interests in retained earnings	159,866	0.3	141,136	1.0

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Cash Flows accumulated

	R$ thousand	
	For the nine month period ended September 30	
	2021	2020
Cash flow from operating activities:		
Income/(Loss) before income taxes and non-controlling interests	**27,401,031**	**(4,508,483)**
Adjustments for:	**5,369,170**	**23,254,184**
- Effect of changes in exchange rates in cash and cash equivalents	(2,539,772)	(2,315,674)
- Expected credit loss associated with credit risk	11,067,657	20,891,214
– Depreciation and amortization	4,451,262	4,467,047
- Constitution of Asset Impairment Losses	295,236	1,076,424
- Expenses with civil, labor and tax provisions	2,470,039	2,352,733
- Expenses with adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds	8,425,231	11,845,190
- Share of profit (loss) of associates and jointly controlled companies	(635,146)	(388,531)
- (Gain)/loss on sale of investments	(15,366)	(29,829)
- (Gain)/Loss on sale of fixed assets	66,459	72,281
- (Gain)/Loss on Sale of Non-Financial Assets Held for Sale	(140,642)	70,712
- Foreign exchange variation of assets and liabilities overseas/Other	(18,075,788)	(14,787,383)
(Increase)/Decrease in interbank investments	(14,914,422)	(7,644,809)
(Increase)/Decrease in reserve requirement - Central Bank	(4,247,377)	9,312,477
(Increase)/Decrease in trading securities and derivative financial instruments	(8,477,107)	(12,096,012)
(Increase)/Decrease in loans and leases	(58,779,534)	(69,512,880)
(Increase)/Decrease in Deferred income tax assets	(3,227,801)	(1,370,445)
(Increase)/decrease in other assets	3,642,167	891,069
(Increase)/Decrease in Other financial instruments	(30,628,760)	2,207,588
Increase/(Decrease) in Deposits and other financial instruments	58,740,801	226,105,580
Increase/(Decrease) in Deferred Tax Liabilities	(7,869,169)	(5,725,389)
Increase/(Decrease) in Provisions	(6,801,255)	(9,864,626)
Increase/(decrease) in other liabilities	11,756,667	9,668,611
Income tax and social contribution paid	(5,641,733)	(4,826,008)
Net cash provided by/(used in) operating activities	**(33,677,322)**	**155,890,857**
Cash flow from investing activities:		
Maturity of and interest on held-to-maturity securities	28,963,741	41,408,790
Sale of/maturity of and interest on available-for-sale securities	118,602,444	66,304,410
Proceeds from Non-Financial Assets Held for Sale	592,267	399,721
Sale of investments	62,327	130,249
Sale of premises and equipment	648,165	546,715
Acquisition of subsidiaries, net of cash and cash equivalents, paid	(183,172)	-
Purchases of available-for-sale securities	(188,649,713)	(59,274,435)
Purchases of held-to-maturity securities	(4,305,008)	(18,491,475)
Investment acquisitions	(222,796)	-
Purchase of premises and equipment	(715,939)	(1,515,804)
Intangible asset acquisitions	(2,881,165)	(1,775,730)
Dividends and interest on shareholders' equity received	844,553	259,456
Net cash provided by/(used in) investing activities	**(47,244,296)**	**27,991,897**
Cash flow from financing activities:		
Securities issued	75,227,466	48,001,287
Settlement and interest payments of funds from issuance of securities	(76,288,144)	(70,508,983)
Subordinated debt issuance	5,735,100	149,204
Settlement and interest payments of subordinated debts	(10,826,743)	(1,701,807)
Interest on shareholders' equity paid	(9,323,366)	(1,074,140)
Non-controlling interest	(232,246)	(101,758)
Acquisition of treasury shares	(666,702)	-
Net cash provided by/(used in) financing activities	**(16,374,635)**	**(25,236,197)**
Net increase/(decrease) in cash and cash equivalents	**(97,296,253)**	**158,646,557**
Cash and cash equivalents - at the beginning of the period	190,820,989	61,879,493
Effect of changes in exchange rates in cash and cash equivalents	2,539,772	2,315,674
Cash and cash equivalents - at the end of the period	96,064,508	222,841,724
Net increase/(decrease) in cash and cash equivalents	**(97,296,253)**	**158,646,557**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Index of Notes

The accompanying Notes are an integral part of these Consolidated Financial Statements are distributed as follow:

1) OPERATIONS

Banco Bradesco S.A. (Bradesco or Organization) is a private-sector publicly traded company and universal bank, its headquarters is located in Cidade de Deus, s/n, in the city of Osasco, State of São Paulo, Brazil. Bradesco, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. Bradesco is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leases, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco group (Organization), working together in an integrated manner in the market.

2) PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

Bradesco's consolidated financial statements include the financial statements of Bradesco, its foreign branches and subsidiaries, in Brazil and overseas and SPEs (Special Purpose Entitie) and investment funds of which the Organization's companies are the main beneficiaries or holders of the principal obligations, as established by Technical Pronouncement CPC 36 (R3) - Consolidated Financial Statements, under the item "Control".

These consolidated financial statements were prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (Bacen). These include the changes resulting from CMN Resolution No. 4,720/19 and Bacen Resolution No. 2/20, as well as the guidelines included in Laws No. 4,595/64 (Law on the National Financial System) and No. 6,404/76 (Brazilian Corporate Law), with the respective changes introduced by Laws No. 11,638/07 and No. 11,941/09. The rules of the Securities Commission (CVM), the National Private Insurance Council (CNSP), the Superintendency of Private Insurance (Susep) and the National Supplementary Health Agency (ANS), were applied, where applicable, and when not in conflict with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (Bacen). The financial statements of the lease companies included in the consolidated financial statements were prepared using the financial method, under which leased assets are not recognized and the lease receivables are recognized at present value in the Leases line item.

Management states that it has disclosed all relevant information in the consolidated financial statements of Bradesco and that the accounting practices have been applied in a consistent manner in all periods presented.

For the preparation of these consolidated financial statements, the intercompany transactions, balances of equity accounts, revenue, expenses and unrealized profits were eliminated and net income and shareholders' equity attributable to the non-controlling interests were accounted for in a separate line. Goodwill on the acquisition of investments in associates, subsidiaries or jointly controlled companies is presented in the intangible assets item (Note 15a). The foreign exchange variation from foreign branches and investments is presented in the income statement accounts used for changes in the value of derivative financial instrument and expenses for borrowings and on-lendings. These effects are offset by the results obtained by the financial instruments used to protect the effects of the exchange variation produced by our investments abroad.

The financial statements include estimates and assumptions, which are reviewed at least annually, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity and non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets.

Certain figures included in this report have been subject to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Throughout the financial statements, we indicate that certain information is available on different websites managed by Bradesco. None of the information contained on the websites referred to or referenced in this report is part or is incorporated by reference in this document.

Bradesco's consolidated financial statements were approved by the Board of Directors on November 04, 2021.

Below are the significant directly and indirectly owned companies and investment funds included in the consolidated financial statements:

	Activity	Equity interest	
		On September 30, 2021	On December 31, 2020
Financial Sector – Brazil			
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%
Banco Bradesco BBI S.A.	Investment bank	100.00%	100.00%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
Banco Losango S.A. Banco Múltiplo	Banking	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leases	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	Exchange Broker	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%
Kirton Bank S.A. Banco Múltiplo	Banking	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%
Financial Sector – Overseas			
Banco Bradesco Argentina S.A.U. (1)	Banking	100.00%	100.00%
Banco Bradesco Europa S.A. (1)	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (1) (2)	Banking	100.00%	100.00%
Banco Bradesco S.A. New York Branch (1)	Banking	100.00%	100.00%
Bradesco Securities, Inc. (1)	Brokerage	100.00%	100.00%
Bradesco Securities, UK. Limited (1)	Brokerage	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (1)	Brokerage	100.00%	100.00%
Cidade Capital Markets Ltd. (1)	Banking	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (3)	Cards	100.00%	100.00%
BAC Florida Bank (4)	Banking	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil			
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%
Bradesco Seguros S.A.	Insurance	99.96%	99.96%
Bradesco Vida e Previdência S.A.	Pension plan/Insurance	100.00%	100.00%
Odontoprev S.A. (5)	Dental care	50.01%	50.01%
Insurance - Overseas			
Bradesco Argentina de Seguros S.A. (1) (5)	Insurance	99.98%	99.98%
Other Activities - Brazil			
Andorra Holdings S.A.	*Holding*	100.00%	100.00%
Bradseg Participações S.A.	*Holding*	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%
Columbus Holdings S.A. (6)	*Holding*	-	100.00%
Nova Paiol Participações Ltda.	*Holding*	100.00%	100.00%

	Activity	Equity interest	
		On September 30, 2021	On December 31, 2020
Other Activities - Overseas			
Bradesco North America LLC (1)	Services	100.00%	100.00%
Investment Funds (7)			
Bradesco FI RF Máster II Previdência	Investment Fund	100.00%	100.00%
Bradesco FI RF Máster III Previdência	Investment Fund	100.00%	100.00%
Bradesco FI RF Credito Privado Master	Investment Fund	100.00%	100.00%
Bradesco FI Referenciado DI Master	Investment Fund	100.00%	100.00%
Bradesco FI RF Referenciado DI União	Investment Fund	97.91%	99.99%
Bradesco FIC FI RF VGBL - F10	Investment Fund	100.00%	100.00%
Bradesco FIC FI RF Athenas PGBL/VGBL	Investment Fund	100.00%	100.00%
Bradesco FI RF Máster Previdência	Investment Fund	100.00%	100.00%
Bradesco FI RF Master Previdência	Investment Fund	100.00%	100.00%
Bradesco FIC FI RF Cred. Priv.PGBL/VGBL	Investment Fund	100.00%	-

(1) The functional currency of these companies abroad is the Brazilian Real;
(2) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;
(3) The functional currency of this company is the Mexican Peso;
(4) The functional currency of this company is the US Dollar;
(5) Accounting information used with date lag of up to 60 days;
(6) Company merged into Quixaba Empreendimentos e Participações Ltda. on March 31, 2021; and
(7) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

3) SIGNIFICANT ACCOUNTING POLICES

The significant accounting policies applied for the preparation of the consolidated financial statements are presented below:

a) Functional and presentation currencies

Consolidated financial statements are presented in Brazilian *reais*, which is also Bradesco's functional currency. Real is the functional currency for all Foreign branches and subsidiaries, except for Bradescard México, sociedad de Responsabilidad Limitada where the functional currency is Mexican Pesos and BAC Florida Bank where the functional currency is US Dollar.

Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, therefore, these investments are adjusted pursuant to the accounting practices in Brazil and converted into *reais* according to the exchange rate of the local currency on the closing date. Foreign currency translation gains and losses arising are recognized in the period's income statement in the lines "Derivative Financial Instruments" and "Borrowing and On-lending". The effects of conversion of foreign investments with a functional currency other than Real are recorded in Equity under the Asset valuation adjustments caption.

b) Income and expense recognition

Income and expenses are recognized on an accrual basis in order to determine the net income for the period to which they relate, regardless of when the funds are received or paid.

Fixed rate contracts are recognized at their redemption value with the income or expense relating to future periods being recognized as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the reporting date.

Insurance and coinsurance premiums, except health insurance, net of premiums paid for coinsurance and related commissions, are recognized upon the issue of the related policies/certificates/endorsements and invoices, or upon the beginning of the exposure to risk in cases in which the risk begins before the policy issuance, and is recognized on a straight-line basis over the policies' effective period through the upfront recognition and subsequent reversal through the income statement of the unearned premium reserve and the deferred acquisition costs. Revenues from premiums and the corresponding deferred acquisition costs, relating to existing risk for which no policy has been issued, are recognized in the income statement at the beginning of the risk exposure, based on expected final terms.

The health insurance premiums are recognized in the net written premiums earned or provision for unearned premiums/considerations (PPCNG), according to the period of coverage of contracts in force on the reporting date.

Reinsurance operations are recognized based on the premium and claims information provided, which is subject to the analysis of the re-insurers. The deductions of reinsurance premiums granted are consistent with the recognition of the corresponding insurance premium and/or terms of the reinsurance contract.

The acquisition costs related to the insurance commission are deferred and appropriated to the income statement in proportion to the recognition of the premium earned.

Agency fees are deferred and recognized in the income statement on a straight-line basis over a period of 24 months for health insurance operations, and 12 months for other operations.

Pension plan contributions and life insurance premiums with survival coverage are recognized in the income statement as they are received.

Management fee income is appropriated to the income statement on an accrual basis, according to contractually established rates.

Revenue from capitalization bonds is recognized in the month in which they are issued, according to the types of collection, which may be in monthly payments or in a single payment. Each security has a nominal value, which is indexed to the Reference Rate (TR), plus interest rates defined in the plan. The corresponding technical provisions are recorded simultaneously with the recognition of revenue.

The revenues arising from unclaimed and expired capitalization bonds (securities and non-redeemed draws) are recognized after the prescription period, that is, until November 2003, up to 20 years and five years after this date as established by law. The expenses related to commercialization of capitalization bonds are classified as "Acquisition Costs" and are recognized in the income statement as incurred.

c) Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, from the time of the acquisition, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 6.

d) Financial instruments

i. Interbank investments

Interbank deposits are stated at cost, plus income earned up to the end of the reporting period, net of any impairment allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 7.

ii. Securities – Classification

- Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recognized at cost, plus income earned and adjusted to fair value with changes recognized in the income statement for the period;

- Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recognized at cost, plus income earned, which is recognized in profit or loss in the period and adjusted to fair value with changes recognized in shareholders' equity, net of tax, which will be transferred to the income statement only when effectively realized; and

- Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recognized at cost, plus income earned recognized in the income statement for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders' quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 9.

iii. Impairment of Financial Assets

The balances of the securities classified in the securities available for sale and securities held to maturity categories are reviewed to determine whether there is any indication of impairment loss.

When an impairment loss is identified, Bradesco recognizes an expense in the income statement for the year. This occurs when the book value of the asset exceeds its recoverable value.

In order to calculate the recoverable amount, the estimate of loss is made by models using observable data or by judgment based on the experience of the Organization.

The composition of Impairment for Securities is presented in Note 9d.

iv. Derivative financial instruments (assets and liabilities)

Derivative financial instruments are designed to meet the Organization's own needs to manage its global exposure, as well to meet customer requests, in order to manage its positions.

The transactions are recorded at their fair value considering the fair value models and methodologies adopted by Bradesco, and their adjustment can be recorded in the income statement or equity, depending on the classification as accounting hedge (and the category of accounting hedge) or as an economic hedge.

Derivative financial instruments used to mitigate the risks of exposures in currencies, indexes, prices, rates or indexes are considered as hedge instruments, whose objectives are: (i) to ensure exposures remain with risk limits; (ii) change, modify or reverse positions due to market changes and operational strategies; and (iii) reduce or mitigate exposures of transactions in inactive markets, under stress or low liquidity conditions.

Instruments designated for hedge accounting purposes are classified according to their nature in:

Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recognized in the income statement;

Cash flow hedge: the effective portion of changes in fair value of the financial instruments classified in this category is recognized, net of taxes, in a specific account in shareholders' equity. The ineffective portion of the hedge is recognized directly in the income statement; and

Hedge of net investment in foreign operations - the financial instruments classified in this category are intended to hedge the exchange variation of investments abroad, whose functional currency is different from the national currency, and are accounted for in accordance with the accounting procedures applicable to cash flow hedges, that is, with the effective portion recognized in shareholders' equity, net of tax effects, and the non-effective portion recognized in income statement for the period.

For derivatives classified in the hedge accounting category, there is a monitoring of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) valuation to fair value of hedge instruments.

A breakdown of amounts included as derivative financial instruments, in the statement of financial position and memorandum accounts, is disclosed in Note 10.

e) Provisions for expected losses associated with credit risk for loans and leases, advances on foreign exchange contracts, other receivables with credit characteristics

Loans and leases, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from "AA" (minimum risk) to "H" (maximum risk) considering, among other things, the number of days of delay in a payment (as described in table below); and (ii) Management's assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to the contracts, debtors and guarantors.

Past-due period (1)	Customer rating
• from 15 to 30 days	B
• from 31 to 60 days	C
• from 61 to 90 days	D
• from 91 to 120 days	E
• from 121 to 150 days	F
• from 151 to 180 days	G
• more than 180 days	H

(1) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the Income Statement up to the 59th day that they are past due. As from the 60th day, they are recognized in memorandum accounts and are only recognized in the Income Statement when received.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in memorandum accounts for at least five years.

Renegotiated loans are maintained at least at the same rating in which they were classified on the date of renegotiation.

As permitted by Resolution No. 4,803/20 issued by CMN, amended by Resolution No. 4,855/20, loans renegotiated in the period from March 1 to December 31, 2020 may be maintained at the same level as they were classified on February 29, 2020, except: (a) operations with a delay of 15 days or more on February 29, 2020; and (b) transactions with evidence of the counterparty's inability to honor the obligation under the new conditions agreed.

Considering the provisions of the CMN Resolution No. 4,846/20, for loans in the scope of the Emergency Employment Support Program (PESE) the provision is being calculated only on the portion of the loan whose risk is assumed by the Organization, the amount of the provision related to each risk level is presented in Note 11c (IV).

Renegotiations of loans that had already been written-off against the allowance and that were recognized in memorandum accounts, are rated as level "H" and any possible gains derived from their renegotiation are recognized only when they are effectively received.

When there is a significant repayment on the loan or when new material facts justify a change in the level of risk, the loan may be reclassified to a lower risk category.

The provision for expected losses associated with credit risk are calculated in an amount sufficient to cover probable losses and are in accordance with the rules and instructions of CMN and Bacen, associated with the assessments carried out by Management in determining credit risks.

The classification of all loans to the same economic client or group is defined as the one that presents the highest risk. In exceptional cases, different ratings for a particular loan are accepted according to the nature, value, purpose of the loan and characteristics of the guarantees.

Type, values, terms, levels of risk, concentration, economic sector of client's activity, renegotiation and income from loans, as well as the breakdown of expenses and Statement of Financial Position accounts for the allowance for loan losses are presented in Note 11.

f) Income tax and social contribution

Deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recognized in "Deferred tax assets" and the deferred tax liabilities on tax differences in lease asset depreciation (applicable only for income tax), fair value adjustments on securities, inflation adjustment of judicial deposits, among others, are recognized in "Deferred taxes".

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on carried forward income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recognized based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is set up at the base rate of 15% of taxable income, plus an additional 10%. The social contribution on net income for financial, similar and insurance companies is calculated at the rate of 15% and 9% for other companies. In November 2019, Constitutional Amendment No. 103 was enacted, establishing in article 32, the increase in the social contribution rate on the net income of the "Banks" from 15% to 20%, effective as of March 2020. In March 1, 2021, Provisional Measure No. 1,034 ("MP") was published, converted into Law No. 14,183, on July 14, 2021, which raised the rate of social contribution on the Net Income of the financial, insurance and cooperative sectors by five percentage points, during the period from July 1, 2021 to December 31, 2021.

Provisions were recognized for income tax and social contribution in accordance with specific applicable legislation.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecognized deferred tax assets, is presented in Note 37.

g) Investments

i. Acquisition of investments

The accounting entry is made at the acquisition cost, broken down into: I - book value in accordance with accounting rules applicable to financial instututions authorized to operate by Bacen; and II - goodwill or negative goodwill on the acquisition of the investment, which is the difference between the acquisition cost and the book value of the net assets acquired.

ii. Associates, Jointly Controlled Entities and Controlled

Investments in unconsolidated companies, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, and jointly controlled companies, are accounted for using the equity method.

The amount of goodwill for associates and jointly controlled entities is presented together with the respective investment, while for controlled companies it is presented as intangible assets.

In the consolidated financial statements, the assets and liabilities of the controlled companies are consolidated at their book value.

The composition of unconsolidated and jointly controlled companies are disclosed in Note 13.

h) Premises and equipment

Corresponds to rights relating to tangible assets intended to maintain activities or exercised for that purpose.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets' estimated economic useful life, using the following rates: real estate – 4% per annum; installations, furniture, equipment for use, security systems and communications – 10% per annum; transport systems – 10% to 20% per annum; and data processing systems – 20% to 40% per annum, and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation are disclosed in Note 14.

i) Intangible assets

Corresponds to acquired rights that have as object intangible assets intended for the maintenance of the entity or exercised for this purpose:

- Acquisition of rights to provide banking services: they are recognized and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable;

- Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software's estimated useful life, considering the expected future economic benefits; and

- Goodwill on acquisition of investments: is recorded at the amount by which the purchase price exceeds the book value of the net assets acquired and is amortized over the estimated time during which the asset is expected to contribute, directly or indirectly, to future cash flow.

Intangible assets and the movement in these balances by class are presented in Note 15.

j) Other assets

Other assets include taxes to be offset relating to income tax and social contribution credits from previous years and prepayments made but not yet utilized in the current period.

Also classified in this group are prepaid expenses that represent the application of funds in advance payments, whose rights to benefits or provision of services will occur in future periods, being recorded in the income statement on an accrual basis are classified as other assets.

Incurred costs relating to assets that will generate revenue in subsequent periods are recognized in the Income Statement according to the terms and the amount of expected benefits and directly recognized in the Income Statement when the corresponding assets or rights are no longer part of the institution's assets or when future benefits are no longer expected.

In addition, presented as other assets, there are non-financial assets held for sale, which are goods received in full or partial settlement of distressed loans not intended for own use and own assets for use that will be settled by their sale, which are available for immediate sale and whose disposal is highly probable within the period of one year. The goods received are registered by the lower value between: the fair value of the good, net of sales expenses and the gross book value of the related distressed loan. The own goods are recorded at the lower value between: the fair value of the good, net of sales expenses and its book value, net of provisions for impairment and of accumulated depreciation or amortization.

The composition of Other Assets is presented in Note 16.

k) Provisions for Impairment of Assets

Assets, which are subject to amortization or depreciation, are reviewed to verify impairment whenever events or changes in circumstances indicate that the carrying amount may not be

recoverable. An impairment loss is recognized based on the excess the carrying amount of the asset or the cash generating unit (CGU) over its estimated recoverable amount. The recoverable amount of an asset or CGU is the greater of its fair value, less costs to sell, and its value in use.

For the purpose of impairment testing, the assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to a ceiling of the operating segments, for the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes.

When assessing the value in use, projections of future results based on business and budget plans are used, and the estimated future cash flows are discounted to their present value using a discount rate before taxes, that reflects the current market conditions of the time value of money and the specific risks of the asset or CGU.

The Organization's corporate assets do not generate separate cash flows and are utilized by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

Impairment losses are recognized in the consolidated Income Statement. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (or group of CGUs) and then to reduce the carrying amount of the other assets in the CGU (or group of CGUs) on a pro rata basis.

l) Deposits and other financial liabilities

i. Securities sold under agreements to repurchase, borrowing and on-lending, deposits from customers, securities issued and subordinated debt

They are measured at cost plus, when applicable, accrued interest recognized on a pro rata basis with the exception of securities sold under agreements to repurchase with no restricions on resale which are measured at fair value.

The composition of these accounts is presented in Notes 17, 18, 19 and 20.

ii. Funding expenses

Expenses related to funding transactions involving the issuance of securities reduce the corresponding liability and are recognized in profit or loss over the term of the transaction, according to Notes 17e.

m) Provisions

i. Technical provisions relating to insurance, pension plans and capitalization bonds

- Damage, health and group insurance lines, except life insurance with survival coverage (VGBL):
  - The unearned premium reserve (PPNG) is calculated on a daily pro-rata basis, using premiums net of coinsurance, including amounts ceded through reinsurance, and is comprised of the portion corresponding to the remaining period of coverage, except for health insurance. The portion of these reserves corresponding to the estimate for risks in effect but not yet contracted is designated 'PPNG-RVNE';

- The unearned premium/payments reserve (PPCNG) is calculated on a daily pro-rata basis based on the portion of health insurance premiums corresponding to the remaining period of coverage, of the currently effective contracts;

- The mathematical reserve for unvested benefits (PMBaC) is calculated as the difference between the current value of future benefits and the current value of future contributions, on obligations already assumed by Bradesco;

- For health insurance, the mathematical reserve for unvested benefits (PMBaC) uses a discount rate of 3.6% (3.6% on December 31, 2020) per annum. It considers the payment of premiums until the death of the insured and, from this moment, the costs related to the coverage of dependents who remain in the plan for five further years without payment of premiums;

- For health insurance, the mathematical reserve of benefits granted (PMBC) is constituted by the obligations arising from the contractual clauses of remittance of installments, regarding the coverage of health assistance and by the premiums paid by insured participating in the Bradesco Saúde Insurance Plan - "GBS Plan" considering a discount rate of 3.6% (3.6% on December 31, 2020) per annum;

- The reserve for events incurred but not reported (PEONA) is calculated from the final estimate of claims already incurred and still not reported, based on the run-off triangles, monthly that consider the historical development of claims advised in the last 12 months for health insurance and last 18 months for dental care to establish a future projection per period of occurrence and according to calculation criteria defined by ANS for claims notified by "Sistema único de Saúde – SUS";

- For insurance of Casualty insurance, the IBNR (reserve for incurred but not reported claims) and IBNER (reserve for events incurred but not reported) provisions are recorded, to guarantee the payment of claims incurred, but which the Insurer is not yet aware of for lack of notice, and also cover variations in estimated amounts to pay those already notified;

- For life insurance, the provision of 'incurred but not reported claims (IBNR) is calculated based on semi-annual run-off triangles, which consider the historical development of claims paid and outstanding in the prior 10 half-year periods, to establish a future projection per period of occurrence. A residual tail study is carried out to project the claims notified after 10 half-year periods of the occurrence date;

- The provision of events / claims to be settled (PESL) for health insurance, takes into account all claims notices received up to the balance sheet date, includes claims under litigation and related costs, monetarily restated by the IPCA, plus 1% per month;

- The reserve for unsettled claims (PSL) for life insurance and Property and Casualty line of business, consider the expected amounts to be settled from all claims notices received up to the reporting date. The provision covers administrative and judicial claims indexed to inflation and with interest in the event of judicial claims. These amounts are net of the corresponding insurance salvages (applicable only for Property and Casualty line of business);

- The technical surplus reserve (PET) corresponds to the difference between the expected value and the observed value for events occurred in the period for policies with technical surplus;

- The Allocated loss adjustment expenses reserve (ALAE) for life insurance is recognized to cover expenses related to estimated claims and benefits for pre-funded pension plans, the reserve covers claims incurred. For plans structured under a full-capitalization pension system, the

reserve is made to cover the expected expenses related to incurred claims/benefits and also to claims/benefits to be incurred;

- For Property and Casualty, the allocated loss adjustment expenses reserve (ALAE) is calculated on a monthly basis to cover the expenses related to the regulation of reported claims, paid or not;

- The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

- The supplementary provision for coverage (PCC) for damage insurance shall be recorded when there is an insufficiency in the technical provisions, as calculated in the Liability Adequacy Test (LAT), pursuant to the determinations specified in the regulations in force. As at the reporting date, no supplementary provision for coverage was recognized;

- The supplementary provision for coverage (PCC) for life insurance, refers to the amount necessary to complement technical provisions, as calculated in the liability adequacy test (LAT). The LAT, which is prepared semiannually using statistical and actuarial methods based on realistic assumptions as account the biometric table BR-EMS of both genders, adjusted as per longevity development criteria in compliance with the last versions disclosed (improvement), claims, administrative and operating expenses and forward interest rate curves (ETTJ – prepared by Fenaprevi) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy. The LAT result must be offset by the amount of the difference between the market value and the book value of the collateralized securities of technical provisions classified as "held to maturity", as required by SUSEP Circular No. 517/15 and subsequent changes;

- The Provision for Insufficiency of Considerations (PIC), for health insurance, aims to determine the insufficiency of insurances / premiums to cover the events / claims to occur, when verified, being calculated based on the methodology established by the National Insurance Agency. Supplementary Health (ANS). For the calculation, the following is taken into account: (i) the combined ratio (calculated as indemnifiable claims plus administrative costs plus commission expenses, divided by earned premiums); and (ii) all medical-hospital contracts in the form of pre-established price, segmented between individual and collective, within one year, from the calculation base date. The constitution of this provision started to be required from the year 2021, being supported by Normative Resolution nº 442/18, of ANS; and

- Other technical provisions OPT-PIP (Premium Insufficiency Provision) are recognized for the individual health portfolio to address the differences between the expected present value of future premiums and the expected present value of indemnities and related expenses, using an annual discount rate of 3.6% (3.6% on December 31, 2020) per annum.

• Pension plans and life insurance with survival coverage (VGBL):

  - The unearned premium reserve (PPNG) is calculated on a daily prorated basis using net contributions, and is comprised of the portion corresponding to the remaining period of coverage. The portion of these reserves corresponding to the estimate for risks covered but not yet issued is designated PPNG-RVNE;

  - The mathematical reserve for unvested benefits (PMBaC) is recognized for participants of pension plans and life insurance with survival coverage who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the present

value of future benefits and the present value of future contributions, corresponding to obligations in the form of retirement, disability, pension and annuity plans. For defined contribution plans, it represents the value of participant contributions, net of costs and other contractual charges, plus income from investment in specially constituted investment funds (FIEs);

- The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

- The mathematical reserve for vested benefits (PMBC), calculated using actuarial estimates based on the relevant data of the plan participants, is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits;

- The supplementary provision for coverage (PCC) refers to the amount necessary to complement technical provisions, as calculated in the liability adequacy test (LAT). The liability adequacy test (LAT), which is prepared semi-annually using statistical and actuarial methods based on certain assumptions as account the biometric table BR-EMS of both genders, adjusted as per longevity development criteria in compliance with the last versions disclosed (improvement), claims, administrative and operating expenses, persistence rates and forward interest rate curves (ETTJ - prepared by Fenaprevi) free from risk and authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy. The adequacy test result must be offset by the portion corresponding to the difference between the fair value and the book value of the linked securities as collateral for technical provisions classified as "held to maturity", as required by SUSEP Circular No. 517/15 and subsequent changes;

- The Allocated loss adjustment expenses reserve (ALAE) for life insurance is recognized to cover expenses related to estimated claims and benefits for pre-funded pension plans, the reserve covers claims incurred. For plans structured under a full-capitalization pension system, the reserve is made to cover the expected expenses related to incurred claims/benefits and also to claims/benefits to be incurred;

- The reserve for financial surplus (PEF) corresponds to the financial income exceeding the minimum assured profitability, transferred to contracts with a financial surplus participation clause;

- The provision for claims incurred but not reported (IBNR) is calculated based on semi-annual run-off triangles, which consider the historical development of claims paid and outstanding in the last 16 half-year periods for the creation of a new future projection by period of occurrence.

- The reserve for unsettled claims (PSL) considers the expected values to be settled from all loss notices received up to the end of the reporting period. The provision covers administrative and judicial claims and is adjusted for inflation and with interest in the case of judicial claims; and

- The financial charges credited to technical provisions, and the recording and/or reversal of the financial surplus, are classified as financial expenses, and are presented under “Financial income from insurance, pension plans and capitalization bonds”.

- Capitalization bonds:
  - The mathematical reserve for capitalization bond (PMC) is recognized for each active or suspended capitalization bond over the term set forth in the general conditions of the plan, and is calculated using the capitalization percentage, applicable to each of the payments made, plus the monthly accrual calculated using the inflation index and the interest rate established in the plan until the bond is redeemed or canceled;
  - The reserve for redemption (PR) comprises the values of matured and early terminated capitalization bonds and is calculated by updating the balance of bonds whose terms have expired or canceled using the inflation index until the holder receives the redemption payment;
  - The reserve for draws to be made (PSR) is constituted for each active security and is calculated for the prize draws funded which have not yet occurred, in accordance with the parameters of the plan. The calculation methodology consists of the projection of the expected present value of the expenses of future prize draws less the projection of the present value of the expected future receipts from the capitalization bonds;
  - The reserve for draws payable (PSP) consists of the value of unpaid prize draw amounts, adjusted for inflation for the period between the date of the drawing and its effective settlement; and
  - The reserve for administrative expense (PDA) is recognized to cover the cost for maintaining capitalization bonds. For the calculation, the present value of the expected future administrative expenses is projected and compared to present value of the projected loading fees on future installments of the bonds.

Technical provisions shown by account, product and segment, as well as amounts and details of plan assets covering these technical provisions, are shown in Note 22.

i. Provisions, contingent assets and liabilities and legal obligations – tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25 – Provisions, contingent liabilities and contingent assets, approved by CMN Resolution No. 3,823/09 and CVM Resolution No. 594/09 and according to Circular Letter No. 3,429/10, which are:

- Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and it is considered virtually certain that cash inflows will flow to Bradesco. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;
- Provisions: these are recognized taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the Organization has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and when the amount can be reliably measured;
- Contingent Liabilities: according to CPC 25, the term "contingent" is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management's control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses and should

only be disclosed in the notes when relevant. Obligations deemed remote are not recognized as a provision nor disclosed; and

- Legal Obligations: Provision for Tax and Social Security Risks: results from judicial proceedings in which Bradesco is contesting the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recognized, by type, are presented in Note 23.

n) Employee benefits

The recognition, measurement and disclosure of employee benefits are made in accordance with the criteria established by CPC 33 (R1) - Employee Benefits, approved by CMN Resolution No. 4,424/15.

Defined Contribution Plans

Bradesco and its subsidiaries sponsor supplementary pension plans for their employees and Management. Contributions for these pension plans are recognized as expenses in the Income Statement when they are incurred. Once the contributions are paid, the Organization, in the capacity of employer, has no obligation to make any additional payment.

Defined Benefit Plans

The Organization's net obligation, in relation to the defined benefit plans, arises exclusively from institutions acquired and the plans are calculated separately for each plan, estimating the defined future benefit that the employees they will be entitled to post-employment leave when they leave the Organization or when they retire.

Bradesco's net obligation for defined benefit plans is calculated on the basis of an estimate of the value of future benefits that employees receive in return for services rendered in the current and prior periods. This value is discounted to its present value and is presented net of the fair value of any assets of the plan.

The calculation of the obligation of the defined benefit plan is performed annually by a qualified actuary using the projected unit credit method as required by the accounting standard.

Remeasurement of the net obligation comprise: actuarial gains and losses; the difference between the return on plan assets and the net interest recognized on the defined benefit liability and any change in the effect of the asset ceiling (excluding interest), and is recognized in other comprehensive income.

The net interest and other costs related to the defined benefit plans are recognized in the Income Statement.

Details on employee benefits are presented in Note 36.

o) Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

- Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

- Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 38 and are disclosed in accordance with the criteria established by CPC 24 - Subsequent Events, approved by CMN Resolution No. 4,813/11.

p) Recurring and non-recurring net income

Non-recurring net income is the net income that is related to the atypical activities of the Organization and is not expected to occur with frequency in future years. Recurring net income corresponds to typical activities of the Organization and has the predictability of occurring frequently in future years. Recurring and non-recurring net income are presented in note 38b.

4) USE OF SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The Organization makes estimates and judgments that can affect the reported amount of assets and liabilities within the next fiscal year, in which the best premises are determined according to the applicable standard.

Such estimates and judgments are continually valued and based on our historical experience and a number of other factors including future event expectations, regarded as reasonable, under the current circumstances.

The estimates and judgments that have a significant risk and might have a relevant impact on the amounts of assets and liabilities within the next fiscal year, with the possibility of the effective results being different to those established previously, are disclosed below and are related to the following notes:

Accounting estimates and judgments	Note
• Fair value of financial instruments	9, 10, 35 and 38a
• Allowance for expected credit loss associated with credit risk	11
• Impairment of financial assets	9
• Impairment of intangible assets and goodwill	15
• Taxes on profits	37
• Technical provisions from insurance	22
• Contingent provisions	23

I. Fair value of financial instruments

Financial instruments recognized at fair value in our consolidated financial statements consist primarily of financial assets classified as trading, including derivatives and financial assets classified as available for sale. The fair value of a financial instrument corresponds to the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in a transaction not enforced among market participants on the date of measurement.

These financial instruments are categorized in a hierarchy which is based on the lowest level of information, and significant to the fair value measurement. For instruments classified as Level 3, Bradesco uses a significant amount of judgment to arrive at fair market value metrics. The decisions are based on knowledge and on the observations of relevant markets for the individual assets and liabilities and these judgments may vary based on market conditions. When applying the judgment, the Organizations analyzes a series of prices and the volumes of transactions of third parties to understand and assess the extent of the available market references and

judgment required in modeling processes or with third parties. Based on these factors, Bradesco determined whether fair values are observable in active markets or if markets are inactive.

The imprecision of the estimate of unobservable market information can impact the gain or loss that is recorded for a given position. Furthermore, although the Organizations believes that the assessment methods are appropriate and consistent with those of other market participants, the use of methodologies or different assumptions to determine the fair value of certain financial instruments can result in an estimate of the fair value that is different on the date of disclosure.

II. Allowance for expected credit loss associated with credit risk

The measurement of the expected credit loss associated with credit risk requires the use of quantitative models and suppositions about the future economic conditions and credit behavior.

Several significant judgments are also required to apply the accounting requirements for the measurement of the allowance for expected credit loss associated with credit risk, such as:

• Determine the criteria for the classification of credit operations;
• Select quantitative models and assumptions suitable for the measurement of the expected loan losses; and
• Group together similar loan operations in order to measure the loan losses.

The process of determining the level of allowance for loan losses requires estimates and the use of judgment. Losses in subsequent periods may differ from initial calculations that are based on current estimates and assumptions.

III. Impairment of financial assets

The measurement of the impairment of financial assets requires the use of complex quantitative models and suppositions about future economic conditions, credit behavior and their guarantees.

Several significant judgments are also required to apply the accounting requirements for the measurement of the impairment, such as:

• Determine the criteria to measure the value of the guarantees related to each security;
• Select quantitative models and assumptions suitable for the measurement of the impairment; and
• Establish different prospective scenarios and their assumptions.

The process of determining the impairment requires estimates and the use of judgment. Actual losses in subsequent periods may differ from initial calculations based on such estimates and assumptions.

IV. Impairment of intangible assets and goodwill

The Organization analyzes, at least annually, whether the book value of intangible assets and goodwill (including goodwill identified in the acquisition of affiliates and jointly controlled companies) was impaired. The first step in the process is identifying the independent cash generating units (CGUs) and their allocations of goodwill. A CGU's book value, including allocated goodwill, is then compared to its value in use to see whether there is impairment. If a cash-generating unit's value in use is less than its book value, goodwill is impaired. Detailed

calculations may need to be carried out taking into consideration changes in the market in which a business operates (e.g. competition and regulatory change). Calculations are based on discounted cash flows before tax at an interest rate that is adjusted by appropriate risk for the operational unit; in both cases determining these values requires the use of judgment. While forecasts are compared with actual performance and external economic data, expected cash flows naturally reflect the Organization's view of future performance.

V. Taxes on profits

The determination of our income tax liability (including social contribution) is a complex task that is related to analysis of our deferred tax assets and liabilities and payable income tax. In general, our assessment requires us to estimate the future amounts of current and deferred income tax. Our assessment of the possibility of realizing deferred tax is subjective and involves assessments and assumptions that are inherently uncertain. Support for our assessments and assumptions may change over time because of unanticipated events or circumstances that affect the determination of our tax liability.

Significant judgment is required, to determine whether an income tax position will be sustained upon examination, even after the outcome of any administrative or judicial proceeding based on the technical merits. Judgment is also required to determine the value of a benefit which is eligible for recognition in our consolidated financial statements.

Additionally, we monitor the interpretation of tax legislation and decisions made by tax authorities and courts, in order to adjust any previous judgment as to accrued income tax. These adjustments may also result from our own income tax planning or resolution of income tax controversies, and may be material to our operating income for any given period.

VI. Technical provisions from insurance

Insurance technical provisions (reserves) are liabilities representing estimates of the amounts that will become due at a future date, to or on behalf of our policyholders – see Note 3m(i). Expectations of claims ratio, mortality, longevity, length of stay and interest rate are used. These assumptions are based on our experience and are periodically reviewed against industry standards.

VII. Contingent provisions

The provisions are regularly reviewed, and formed, whenever the loss is considered probable, taking into account the opinion of the legal advisors, the nature of the lawsuits, the similarity with previous cases, the complexity and the pronouncements of Courts.

5) STATEMENTS OF FINANCIAL POSITION AND INCOME BY OPERATING SEGMENT

a) Reconciliation of the Statement of Financial Position and Income Statement – Accounting vs. Managerial

Management uses a variety of information to manage the Organization, including consolidated financial information derived from the financial statements prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, but subject to alternative consolidation policies.

The main differences of consolidation criteria are shown below, through the Reconciliation of the Statements of Financial Position and the Income Statements – Accounting vs. Managerial:

R$ thousand

	On September 30, 2021				On December 31, 2020			
	Accounting Statement of Financial Position	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Statement of Financial Position
Assets					-			
Cash and due from banks	28,312,467	247,367	(1,040,324)	27,519,510	23,845,061	282,138	(528,955)	23,598,244
Interbank investments and Compulsory deposits with the Brazilian Central Bank	194,842,653	(29,592)	(373,006)	194,440,055	274,904,741	(18,153)	(540,311)	274,346,277
Securities and derivative financial instruments	719,371,024	5,675,873	41,571,229	766,618,126	641,313,280	4,967,618	47,185,841	693,466,739
Loans and leases	494,843,037	397,294	-	495,240,331	448,312,361	343,876	-	448,656,237
Other financial instruments	141,025,530	2,698,585	(1,177,038)	142,547,077	110,953,979	2,690,511	(1,102,255)	112,542,235
Expected credit loss associated with credit risk	(44,460,700)	(163,323)	-	(44,624,023)	(45,202,191)	(136,961)	-	(45,339,152)
Deferred tax assets	85,689,783	704,930	-	86,394,713	85,049,769	683,930	-	85,733,699
Investments in associates and jointly controlled entities	7,155,211	(4,980,851)	-	2,174,360	7,046,710	(5,177,598)	-	1,869,112
Premises and equipment, net	9,093,743	317,516	-	9,411,259	9,490,251	451,708	-	9,941,959
Intangible assets and goodwill, net	11,902,161	3,786,280	-	15,688,441	12,250,588	3,858,819	-	16,109,407
Other assets	23,192,863	1,358,784	(587,521)	23,964,126	26,752,701	1,360,994	(613,383)	27,500,312
Accumulated Impairment of Assets	(3,324,508)	118,474	-	(3,206,034)	(3,678,206)	57,252	-	(3,620,954)
Total	1,667,643,264	10,131,337	38,393,340	1,716,167,941	1,591,039,044	9,364,134	44,400,937	1,644,804,115

R$ thousand

	On September 30, 2021				On December 31, 2020			
	Accounting Statement of Financial Position	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Statement of Financial Position
Liabilities					-			
Deposits from banks	294,867,358	1,194,570	40,233,680	336,295,608	267,280,167	2,093,170	45,452,379	314,825,716
Deposits from customers	559,784,610	(995)	3,005,383	562,788,998	545,292,743	(1,008,573)	4,639,653	548,923,823
Securities issued	148,786,290	-	116,791	148,903,081	144,903,825	-	112,717	145,016,542
Subordinated debt	50,009,878	-	-	50,009,878	53,246,232	-	-	53,246,232
Derivative financial instruments	29,013,947	(7,738)	(788,694)	28,217,515	18,697,682	-	(1,290,146)	17,407,536
Other financial liabilities	75,680,048	(1,016,936)	(836,392)	73,826,720	59,018,305	1,371	(915,170)	58,104,506
Provisions	324,379,421	1,182,495	(15,881)	325,546,035	320,285,406	1,166,708	(23,891)	321,428,223
Deferred income tax assets	5,961,011	84,628	-	6,045,639	7,951,848	40,778	-	7,992,626
Other liabilities	30,867,862	7,769,018	(3,321,547)	35,315,333	29,900,955	6,134,396	(3,574,605)	32,460,746
Non-controlling shareholders	686,861	926,295	-	1,613,156	759,241	936,284	-	1,695,525
Shareholders' equity	147,605,978	-	-	147,605,978	143,702,640	-	-	143,702,640
Total	1,667,643,264	10,131,337	38,393,340	1,716,167,941	1,591,039,044	9,364,134	44,400,937	1,644,804,115

R$ thousand

	For the three-month period ended September 30							
	2021				2020			
	Accounting Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Income Statement	Accounting Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Income Statement
Revenue from financial intermediation	33,032,364	185,964	(311,630)	32,906,698	26,189,003	106,339	(519,119)	25,776,223
Expenses from financial intermediation	(14,812,122)	(62,885)	(311,861)	(15,186,868)	(7,874,560)	(11,882)	(252,762)	(8,139,204)
Financial margin	**18,220,242**	**123,079**	**(623,491)**	**17,719,830**	**18,314,443**	**94,457**	**(771,881)**	**17,637,019**
Expected Credit Loss Associated with Credit Risk expense	(3,609,382)	(41,362)	-	(3,650,744)	(5,404,564)	(4,424)	-	(5,408,988)
Gross income from financial intermediation	**14,610,860**	**81,717**	**(623,491)**	**14,069,086**	**12,909,879**	**90,033**	**(771,881)**	**12,228,031**
Other income from insurance, pension plans and capitalization bonds	1,123,131	-	-	1,123,131	2,129,548	-	-	2,129,548
Fee and commission income and income from banking fees	7,063,026	1,088,164	536,340	8,687,530	6,476,455	1,000,913	560,491	8,037,859
Personnel expenses	(5,124,879)	(169,066)	-	(5,293,945)	(4,758,040)	(166,242)	-	(4,924,282)
Other administrative expenses	(4,936,123)	(399,428)	103,663	(5,231,888)	(4,724,054)	(372,821)	57,557	(5,039,318)
Tax expenses	(1,561,318)	(159,314)	-	(1,720,632)	(1,712,920)	(130,173)	-	(1,843,093)
Share of profit (loss) of unconsolidated and jointly controlled companies	237,545	(200,895)	-	36,650	169,009	(138,430)	-	30,579
Other operating income / expenses	(2,385,437)	(63,019)	(16,512)	(2,464,968)	(5,259,521)	(193,842)	153,833	(5,299,530)
Operating profit/(loss)	**9,026,805**	**178,159**	-	**9,204,964**	**5,230,356**	**89,438**	-	**5,319,794**
Non-operating income/(expense)	(22,254)	(7,167)	-	(29,421)	(35,200)	(183)	-	(35,383)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(2,356,567)	(170,992)	-	(2,527,559)	(1,001,076)	(89,255)	-	(1,090,331)
Net income	**6,647,984**	-	-	**6,647,984**	**4,194,080**	-	-	**4,194,080**

(1) Refers to the effects of the consolidation adjustments arising from the undertakings consolidated proportionally (Grupo Cielo, Grupo Elopar, etc.) for managerial purposes; and
(2) Primarily relates to reversal of the consolidation of the exclusive funds.

R$ thousand

	For the nine month period ended September 30							
	2021				2020			
	Accounting Income Statement	Proportionately consolidated (1) Companies (1)	Consolidation adjustments (2)	Managerial Income Statement	Accounting Income Statement	Proportionately consolidated (1) Companies (1)	Consolidation adjustments (2)	Managerial Income Statement
Revenue from financial intermediation	84,903,143	470,136	(971,277)	84,402,002	73,235,591	379,940	(1,164,295)	72,451,236
Expenses from financial intermediation	(27,805,178)	(103,628)	(771,071)	(28,679,877)	(38,732,756)	(31,332)	(719,134)	(39,483,222)
Financial margin	**57,097,965**	**366,508**	**(1,742,348)**	**55,722,125**	**34,502,835**	**348,608**	**(1,883,429)**	**32,968,014**
Expected Credit Loss Associated with Credit Risk expense	(11,067,657)	(91,041)	-	(11,158,698)	(20,891,214)	(82,504)	-	(20,973,718)
Gross income from financial intermediation	**46,030,308**	**275,467**	**(1,742,348)**	**44,563,427**	**13,611,621**	**266,104**	**(1,883,429)**	**11,994,296**
Other income from insurance, pension plans and capitalization bonds	3,729,588	-		3,729,588	7,260,655	-		7,260,655
Fee and commission income and income from banking fees	20,406,476	3,047,384	1,553,250	25,007,110	19,382,376	2,782,729	1,625,474	23,790,579
Personnel expenses	(14,756,614)	(479,449)	-	(15,236,063)	(14,311,959)	(474,848)	-	(14,786,807)
Other administrative expenses	(14,272,646)	(1,063,611)	276,404	(15,059,853)	(14,267,318)	(1,066,685)	158,843	(15,175,160)
Tax expenses	(5,123,715)	(437,602)	-	(5,561,317)	(4,045,512)	(369,738)	-	(4,415,250)
Share of profit (loss) of unconsolidated and jointly controlled companies	635,146	(533,509)	-	101,637	388,531	(320,845)	-	67,686
Other operating income / expenses	(9,148,222)	(426,970)	(87,306)	(9,662,498)	(12,432,149)	(570,191)	99,112	(12,903,228)
Operating profit/(loss)	**27,500,321**	**381,710**	-	**27,882,031**	**(4,413,755)**	**246,526**	-	**(4,167,229)**
Non-operating income/(expense)	(99,290)	(17,783)	-	(117,073)	(94,728)	(4,239)	-	(98,967)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(8,625,985)	(363,927)	-	(8,989,912)	15,590,704	(242,287)	-	15,348,417
Net income	**18,775,046**	-	-	**18,775,046**	**11,082,221**	-	-	**11,082,221**

(1) Refers to the effects of the consolidation adjustments arising from the undertakings consolidated proportionally (Grupo Cielo, Grupo Elopar, etc.) for managerial purposes; and
(2) Primarily relates to reversal of the consolidation of the exclusive funds.

b) Statement of financial position and income by segment – Managerial

The managerial information, hereinafter, was prepared based on reports available to the Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes.

R$ thousand

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Accounting Statement of Financial Position
	Brazil	Overseas	Brazil	Overseas			
Assets							
Cash and due from banks	36,366,601	11,193,402	488,909	6,833	111,274	(20,647,509)	27,519,510
Interbank investments and Compulsory deposits with the Brazilian Central Bank	188,053,633	6,383,261	8,554	-	3,161	(8,554)	194,440,055
Securities and derivative financial instruments	426,000,965	26,105,055	317,622,420	10,059	3,585,399	(6,705,772)	766,618,126
Loans and leases	454,201,750	92,912,684	-	-	-	(51,874,103)	495,240,331
Other financial instruments	142,437,343	749,636	7,315,247	19,528	257,721	(8,232,398)	142,547,077
Expected credit loss associated with credit risk	(42,334,041)	(2,289,982)	-	-	-	-	(44,624,023)
Deferred tax assets	82,700,436	5,454	3,408,353	1,055	279,415	-	86,394,713
Investments in associates and jointly controlled entities	69,769,794	11,245	2,354,832	-	308,539	(70,270,050)	2,174,360
Premises and equipment, net	5,892,580	34,444	3,398,145	534	85,556	-	9,411,259
Intangible assets and goodwill, net	12,909,266	33,570	2,199,669	894	545,042	-	15,688,441
Other assets	20,142,459	678,620	2,844,973	691	320,839	(23,456)	23,964,126
Accumulated Impairment of Assets	(3,028,175)	(4,668)	(172,951)	-	(240)	-	(3,206,034)
Total on September 30, 2021	**1,393,112,611**	**135,812,721**	**339,468,151**	**39,594**	**5,496,706**	**(157,761,842)**	**1,716,167,941**
Total on December 31, 2020	**1,319,641,809**	**115,840,066**	**338,889,085**	**34,743**	**5,658,304**	**(135,259,892)**	**1,644,804,115**
Liabilities							
Deposits from banks	364,455,176	24,004,746	-	-	-	(52,164,314)	336,295,608
Deposits from customers	524,371,178	59,351,553	-	-	-	(20,933,733)	562,788,998
Securities issued	144,420,126	10,604,218	-	-	-	(6,121,263)	148,903,081
Subordinated debt	44,007,692	6,002,186	-	-	-	-	50,009,878
Derivative financial instruments	25,015,777	3,210,444	3,298	-	-	(12,004)	28,217,515
Other financial liabilities	73,646,933	179,837	-	-	-	(50)	73,826,720
Provisions	30,060,893	211,229	295,021,782	18,967	293,217	(60,053)	325,546,035
Deferred income tax assets	5,103,061	201,066	719,044	-	22,468	-	6,045,639
Other liabilities	32,502,532	629,659	9,411,895	2,782	968,840	(8,200,375)	35,315,333
Non-controlling shareholders	1,923,265	31,417,783	34,312,132	17,845	4,212,181	(70,270,050)	1,613,156
Shareholders' equity	147,605,978	-	-	-	-	-	147,605,978
Total on September 30, 2021	**1,393,112,611**	**135,812,721**	**339,468,151**	**39,594**	**5,496,706**	**(157,761,842)**	**1,716,167,941**
Total on December 31, 2020	**1,319,641,809**	**115,840,066**	**338,889,085**	**34,743**	**5,658,304**	**(135,259,892)**	**1,644,804,115**

R$ thousand

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Income Statement
	Brazil	Overseas	Brazil	Overseas			
Revenue from financial intermediation	28,547,053	724,685	3,817,862	1,122	45,818	(229,842)	32,906,698
Expenses from financial intermediation	(13,163,984)	(314,468)	(1,938,053)	-	(204)	229,841	(15,186,868)
Financial margin	**15,383,069**	**410,217**	**1,879,809**	**1,122**	**45,614**	**(1)**	**17,719,830**
Expected Credit Loss Associated with Credit Risk expense	(3,442,730)	(208,014)	-	-	-	-	(3,650,744)
Gross income from financial intermediation	**11,940,339**	**202,203**	**1,879,809**	**1,122**	**45,614**	**(1)**	**14,069,086**
Other income from insurance, pension plans and capitalization bonds	-	-	1,112,973	5,027	-	5,131	1,123,131
Fee and commission income and income from banking fees	8,070,833	125,406	457,541	-	201,916	(168,166)	8,687,530
Personnel expenses	(4,535,011)	(127,038)	(526,615)	(1,574)	(103,726)	19	(5,293,945)
Other administrative expenses	(4,849,676)	(100,853)	(369,461)	(1,683)	(211,874)	301,659	(5,231,888)
Tax expenses	(1,449,879)	(6,077)	(231,689)	(83)	(32,904)	-	(1,720,632)
Share of profit (loss) of unconsolidated and jointly controlled companies	8,576	-	20,144	-	7,930	-	36,650
Other operating income / expenses	(2,649,984)	31,894	245,853	(982)	46,893	(138,642)	(2,464,968)
Operating profit/(loss)	**6,535,198**	**125,535**	**2,588,555**	**1,827**	**(46,151)**	**-**	**9,204,964**
Non-operating income/(expense)	(35,222)	1,817	3,978	-	6	-	(29,421)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(1,473,196)	(18,242)	(1,050,818)	(690)	15,387	-	(2,527,559)
Net income in the three-month period ended September 30, 2021	**5,026,780**	**109,110**	**1,541,715**	**1,137**	**(30,758)**	**-**	**6,647,984**
Net income in the three-month period ended September 30, 2020	**2,710,225**	**159,251**	**1,326,481**	**(868)**	**(1,009)**	**-**	**4,194,080**

(1) The Financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;
(2) The asset, liability, income and expense balances between Brazilian companies from the same segment and between overseas companies from the same segment are eliminated;
(3) The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and
(4) Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

R$ thousand

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Income Statement
	Brazil	Overseas	Brazil	Overseas			
Revenue from financial intermediation	69,724,835	1,707,479	13,489,226	2,803	94,133	(616,474)	84,402,002
Expenses from financial intermediation	(20,044,798)	(850,594)	(8,425,231)	-	(577)	641,323	(28,679,877)
Financial margin	**49,680,037**	**856,885**	**5,063,995**	**2,803**	**93,556**	**24,849**	**55,722,125**
Expected Credit Loss Associated with Credit Risk expense	(10,977,028)	(181,670)	-	-	-	-	(11,158,698)
Gross income from financial intermediation	**38,703,009**	**675,215**	**5,063,995**	**2,803**	**93,556**	**24,849**	**44,563,427**
Other income from insurance, pension plans and capitalization bonds	-	-	3,702,767	16,339	-	10,482	3,729,588
Fee and commission income and income from banking fees	23,228,605	340,949	1,345,945		555,912	(464,301)	25,007,110
Personnel expenses	(13,095,256)	(381,723)	(1,496,257)	(2,208)	(260,668)	49	(15,236,063)
Other administrative expenses	(14,059,689)	(268,783)	(1,045,439)	(7,926)	(533,922)	855,906	(15,059,853)
Tax expenses	(4,720,455)	(15,807)	(739,423)	(151)	(85,481)	-	(5,561,317)
Share of profit (loss) of unconsolidated and jointly controlled companies	7,950	-	63,913	-	29,774	-	101,637
Other operating income / expenses	(8,752,893)	35,798	(649,117)	(2,576)	133,275	(426,985)	(9,662,498)
Operating profit/(loss)	**21,311,271**	**385,649**	**6,246,384**	**6,281**	**(67,554)**	-	**27,882,031**
Non-operating income/(expense)	(147,084)	11,473	18,523	-	15	-	(117,073)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(6,493,118)	(77,427)	(2,441,652)	(2,301)	24,586	-	(8,989,912)
Net Income in the nine month period ended September 30, 2021	14,671,069	319,695	3,823,255	3,980	(42,953)	-	18,775,046
Net Income in the nine month period ended September 30, 2020	6,107,104	1,124,526	3,846,378	(1,957)	6,170	-	11,082,221

(1) The Financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;
(2) The asset, liability, income and expense balances between Brazilian companies from the same segment and between overseas companies from the same segment are eliminated;
(3) The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and
(4) Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

6) CASH AND CASH EQUIVALENTS

		R$ thousand
	On September 30, 2021	On December 31, 2020
Cash and due from banks in domestic currency	17,054,596	17,747,629
Cash and due from banks in foreign currency	11,257,672	6,096,396
Investments in gold	199	1,036
Total cash and due from banks	**28,312,467**	**23,845,061**
Interbank investments (1)	67,752,041	166,975,928
Total cash and cash equivalents	**96,064,508**	**190,820,989**

(1) Refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

7) INTERBANK INVESTMENTS

a) Breakdown and maturity

						R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On September 30, 2021	On December 31, 2020
Securities purchased under agreements to resell:						
Own portfolio position	**14,346,568**	**5,192,953**	**-**	**-**	**19,539,521**	**48,630,184**
• Financial treasury bills	21,207	99,711	-	-	120,918	19,860,683
• National treasury notes	8,367,104	5,093,242	-	-	13,460,346	21,638,087
• National treasury bills	-	-	-	-	-	5,824,076
• Debentures	-	-	-	-	-	2,505
• Other	5,958,257	-	-	-	5,958,257	1,304,833
Funded position	**57,637,410**	**3,604,404**	**-**	**-**	**61,241,814**	**125,241,658**
• Financial treasury bills	545,672	-	-	-	545,672	91,655,504
• National treasury notes	32,418,593	2,872,986	-	-	35,291,579	30,960,456
• National treasury bills	24,673,145	731,418	-	-	25,404,563	2,625,698
Unrestricted position	**3,973,921**	**6,434,049**	**-**	**-**	**10,407,970**	**5,857,577**
• National treasury bills	3,973,921	6,434,049	-	-	10,407,970	5,857,577
Subtotal	**75,957,899**	**15,231,406**	**-**	**-**	**91,189,305**	**179,729,419**
Interest-earning deposits in other banks:						
• Interest-earning deposits in other banks:	868,970	4,056,914	7,977,895	2,782,635	15,686,414	11,422,541
• Allowance for losses	(49)	(7,347)	(15,647)	(14,933)	(37,976)	(4,752)
Subtotal	**868,921**	**4,049,567**	**7,962,248**	**2,767,702**	**15,648,438**	**11,417,789**
On September 30, 2021	**76,826,820**	**19,280,973**	**7,962,248**	**2,767,702**	**106,837,743**	
%	**71.9**	**18.0**	**7.5**	**2.6**	**100.0**	
On December 31, 2020	**167,580,498**	**15,197,711**	**2,915,463**	**5,453,536**		**191,147,208**
%	**87.6**	**8.0**	**1.5**	**2.9**		**100.0**

b) Income from interbank investments

Presented in the income statement a component of revenue from financial intermediation – Revenue from securities and interbank investments.

				R$ thousand
	For the three-month period ended September 30		For the nine month period ended September 30	
	2021	2020	2021	2020
Income from investments in purchase and sale commitments:				
• Own portfolio position	310,784	380,918	807,985	755,979
• Funded position	935,841	668,512	2,337,028	2,173,206
• Unrestricted position	858,176	500,301	2,317,765	1,973,259
Subtotal	**2,104,801**	**1,549,731**	**5,462,778**	**4,902,444**
Income from interest-earning deposits in other banks	**164,596**	**86,065**	**340,137**	**329,285**
Total (Note 10f III)	**2,269,397**	**1,635,796**	**5,802,915**	**5,231,729**

8) COMPULSORY DEPOSITS WITH THE BRAZILIAN CENTRAL BANK

a) Reserve requirement

			R$ thousand
	Remuneration	On September 30, 2021	On December 31, 2020
Compulsory deposit – demand deposits	not remunerated	12,314,818	9,857,922
Compulsory deposit – savings deposits	savings index	19,142,532	19,524,472
Compulsory deposit – time deposits	Selic rate	56,547,560	54,375,139
Total		**88,004,910**	**83,757,533**

For more information on compulsory deposits, see Note 38 e.

b) Revenue from reserve requirement

				R$ thousand
	For the three-month period ended September 30		For the nine month period ended September 30	
	2021	2020	2021	2020
Reserve requirement – Bacen (Compulsory deposit)	870,626	380,153	1,807,173	1,654,930
Reserve requirement – SFH (1)	1,409	1,582	2,860	4,927
Total	**872,035**	**381,735**	**1,810,033**	**1,659,857**

(1) Deposits requirement to SFH (Housing Finance System) are recorded under the caption "Other assets".

9) SECURITIES

Information related to securities as follows:

a) Summary of the consolidated classification of securities by operating segment and issuer

R$ thousand

	Financial	Insurance Group		Other Activities	On September 30, 2021	%	On December 31, 2020	%
		Insurance and Capitalization bonds	Pension plans (5)					
Trading securities	**59,337,109**	**14,910,252**	**184,835,667**	**3,308**	**259,086,336**	**37.9**	**251,171,296**	**40.7**
- Government securities	49,514,101	10,067,342	150,495,491	3,308	210,080,242	30.7	217,244,163	35.2
- Corporate securities	9,823,008	4,842,910	34,340,176	-	49,006,094	7.2	33,927,133	5.5
Available-for-sale securities (2)	**278,329,120**	**28,821,830**	**33,455,920**	**127**	**340,606,997**	**49.8**	**265,513,501**	**43.1**
- Government securities	172,504,800	22,534,825	32,203,675	-	227,243,300	33.2	159,579,034	25.9
- Corporate securities	105,824,320	6,287,005	1,252,245	127	113,363,697	16.6	105,934,467	17.2
Held-to-maturity securities (2)	**56,061,626**	**6,266,986**	**21,458,721**	**-**	**83,787,333**	**12.3**	**99,813,090**	**16.2**
- Government securities	50,119,206	6,266,986	21,458,721	-	77,844,913	11.4	92,910,749	15.1
- Corporate securities	5,942,420	-	-	-	5,942,420	0.9	6,902,341	1.1
Total	393,727,855	49,999,068	239,750,308	3,435	683,480,666	100.0	616,497,887	100.0
							-	
- Government securities	272,138,107	38,869,153	204,157,887	3,308	515,168,455	75.4	469,733,946	76.2
- Corporate securities	121,589,748	11,129,915	35,592,421	127	168,312,211	24.6	146,763,941	23.8
Total	393,727,855	49,999,068	239,750,308	3,435	683,480,666	100.0	616,497,887	100.0

b) Consolidated classification by category, maturity and operating segment

I) Trading securities

R$ thousand

Securities	On September 30, 2021							On December 31, 2020	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	**12,072,440**	**6,201,648**	**6,523,480**	**34,539,541**	**59,337,109**	**59,575,326**	**(238,217)**	**54,360,035**	**58,708**
Financial treasury bills	-	4,952,117	2,434,302	8,381,247	15,767,666	15,762,636	5,030	14,038,511	(29,041)
National treasury notes	-	-	3,200,195	15,801,727	19,001,922	19,015,012	(13,090)	22,817,806	243,032
Financial bills	322	142,191	54,883	198,796	396,192	395,167	1,025	242,525	(49,562)
Debentures	-	497	1,219	956,290	958,006	1,048,857	(90,851)	834,070	(203,948)
National treasury bills	7,146,640	239,865	774,287	4,628,564	12,789,356	12,838,308	(48,952)	9,182,993	16,798
Brazilian foreign debt securities	-	99,314	-	1,258,540	1,357,854	1,403,613	(45,759)	725,515	24,314
Other	4,925,478	767,664	58,594	3,314,377	9,066,113	9,111,733	(45,620)	6,518,615	57,115
- Insurance companies and capitalization bonds	**4,192,666**	**1,130,990**	**1,460,281**	**8,126,315**	**14,910,252**	**14,924,001**	**(13,749)**	**12,746,109**	**3,952**
Financial treasury bills	-	1,091,695	1,437,870	7,086,726	9,616,291	9,614,083	2,208	8,523,495	(8,309)
Financial bills	12,528	38,984	11,269	189,479	252,260	257,521	(5,261)	153,293	(79)
Other	4,180,138	311	11,142	850,110	5,041,701	5,052,397	(10,696)	4,069,321	12,340
- Pension plans	**11,935,564**	**7,863,435**	**7,180,876**	**157,855,792**	**184,835,667**	**186,942,189**	**(2,106,522)**	**184,057,518**	**724,283**
Financial treasury bills	-	6,574,209	2,679,567	111,156,123	120,409,899	120,716,947	(307,048)	125,009,202	(379,082)
National treasury notes	-	-	1,170,338	24,214,713	25,385,051	27,035,979	(1,650,928)	27,459,844	959,908
National treasury bills	23,994	51,754	406,635	4,218,158	4,700,541	4,980,761	(280,220)	8,540,155	64,959
Financial bills	401,817	987,373	1,615,503	9,454,278	12,458,971	12,449,900	9,071	7,379,810	11,849
Debentures	-	12,221	1,023,647	7,843,071	8,878,939	8,756,735	122,204	5,776,461	68,531
Other	11,509,753	237,878	285,186	969,449	13,002,266	13,001,867	399	9,892,046	(1,882)
- Other activities	-	**3,308**	-	-	**3,308**	**3,309**	**(1)**	**7,634**	**(5)**
Financial treasury bills	-	3,308	-	-	3,308	3,309	(1)	7,634	(5)
Total	28,200,670	15,199,381	15,164,637	200,521,648	259,086,336	261,444,825	(2,358,489)	251,171,296	786,938

II) Available-for-sale securities

Securities (2)	On September 30, 2021							On December 31, 2020	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment (R$ thousand)
- Financial	**28,597,385**	**44,829,958**	**19,296,605**	**185,605,172**	**278,329,120**	**278,796,676**	**(467,556)**	**209,014,910**	**979,093**
National treasury bills	23,069,551	30,979,635	12,213,689	34,978,364	101,241,239	101,816,270	(575,031)	65,371,659	1,786,777
Debentures	764,076	5,012,193	984,105	65,256,478	72,016,852	71,686,823	330,029	64,259,489	(2,420,550)
National treasury notes	-	-	2,407,080	20,080,812	22,487,892	23,305,098	(817,206)	28,820,736	1,061,917
Foreign corporate securities	36,204	-	-	5,304,990	5,341,194	5,140,549	200,645	6,653,994	329,095
Shares	2,727,478	-	-	-	2,727,478	2,627,612	99,866	3,402,394	(114,240)
Foreign government bonds	-	6,132,865	55,272	371,893	6,560,030	6,568,560	(8,530)	6,508,219	7,185
Promissory Notes	36,112	168,825	1,366,010	3,468,575	5,039,522	4,912,172	127,350	7,167,074	94,332
Certificates of real estate receivables	-	1,185	98,958	1,643,069	1,743,212	1,676,336	66,876	1,740,062	(52,629)
Financial treasury bills	-	445,847	70,773	32,953,428	33,470,048	33,401,677	68,371	1,841,854	(9,719)
Other	1,963,964	2,089,408	2,100,718	21,547,563	27,701,653	27,661,579	40,074	23,249,429	296,925
- Insurance companies and capitalization bonds	**6,128,766**	**-**	**72,509**	**22,620,555**	**28,821,830**	**29,901,914**	**(1,080,084)**	**32,103,494**	**4,472,633**
National treasury notes	-	-	72,509	21,125,058	21,197,567	22,363,738	(1,166,171)	20,190,279	1,796,995
Shares	5,627,866	-	-	-	5,627,866	5,553,443	74,423	8,855,739	2,509,352
National treasury bills	-	-	-	1,331,140	1,331,140	1,381,894	(50,754)	2,876,308	110,433
Other	500,900	-	-	164,357	665,257	602,839	62,418	181,168	55,853
- Pension plans	**810,020**	**9,153**	**15,849**	**32,620,898**	**33,455,920**	**33,082,451**	**373,469**	**24,386,290**	**4,464,158**
National treasury notes	-	-	-	32,146,315	32,146,315	31,780,669	365,646	24,260,665	4,446,352
Shares	810,020	-	-	-	810,020	810,016	4	-	-
Debentures	-	-	15,849	265,863	281,712	270,168	11,544	66,232	17,822
Other	-	9,153	-	208,720	217,873	221,598	(3,725)	59,393	(16)
- Other activities	**127**	**-**	**-**	**-**	**127**	**158**	**(31)**	**8,807**	**461**
Other	127	-	-	-	127	158	(31)	8,807	461
Subtotal	35,536,298	44,839,111	19,384,963	240,846,625	340,606,997	341,781,199	(1,174,202)	265,513,501	9,916,345
Accounting Hedge (Note 10f II) (1)	-	-	-	-	-	-	(2,001,389)	-	(792,271)
Securities reclassified to "Held-to-maturity securities"	-	-	-	-	-	-	461,078	-	895,255
Total	35,536,298	44,839,111	19,384,963	240,846,625	340,606,997	341,781,199	(2,714,513)	265,513,501	10,019,329

III) Held-to-maturity securities

Securities (2)								R$ thousand	
	On September 30, 2021							On December 31, 2020	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Amortized cost (3)	Fair value (4)	Gain (loss) not accounted for	Amortized cost (3)	Gain (loss) not accounted for
- Financial	-	14,068,190	10,277,524	31,715,912	56,061,626	53,957,082	(2,104,544)	65,269,589	1,915,174
National treasury bills	-	14,040,321	9,830,912	8,837,642	32,708,875	31,998,572	(710,303)	40,189,771	1,251,064
Certificates of real estate receivables	-	-	446,212	5,318,132	5,764,344	6,051,369	287,025	6,703,402	87,221
National treasury notes	-	613	400	17,409,318	17,410,331	15,726,846	(1,683,485)	18,125,276	571,546
Other	-	27,256	-	150,820	178,076	180,295	2,219	251,140	5,343
- Insurance companies and capitalization bonds	-	-	1,112,089	5,154,897	6,266,986	6,543,425	276,439	5,854,417	1,438,910
National treasury notes	-	-	1,112,089	5,154,897	6,266,986	6,543,425	276,439	5,854,417	1,438,910
- Pension plans	-	-	-	21,458,721	21,458,721	25,661,995	4,203,274	28,689,084	6,563,299
National treasury notes	-	-	-	21,458,721	21,458,721	25,661,995	4,203,274	28,689,084	6,563,299
Total	-	14,068,190	11,389,613	58,329,530	83,787,333	86,162,502	2,375,169	99,813,090	9,917,383

c) Breakdown of the portfolios by financial statement classification

R$ thousand

Securities	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On September 30, 2021 (3) (4)	On December 31, 2020 (3) (4)
Securities pledged as collateral	48,302,834	35,520,521	31,129,917	390,220,518	505,173,790	516,256,770
Fixed income securities	30,036,759	35,520,521	31,129,917	390,220,518	486,907,715	496,395,298
• National treasury notes	-	612	4,098,283	120,764,787	124,863,682	158,752,531
• Financial treasury bills	-	11,862,334	6,559,501	126,718,755	145,140,590	139,505,584
• National treasury bills	15,240,624	7,939,410	12,354,707	20,414,230	55,948,971	61,589,288
• Debentures	764,076	5,025,222	2,024,821	71,332,940	79,147,059	64,449,071
• Financial bills	414,666	1,346,655	1,736,798	10,101,668	13,599,787	8,143,756
• Certificates of real estate receivables	-	1,185	545,172	7,042,212	7,588,569	8,550,103
• Foreign government bonds	7,660	6,704,462	55,272	389,937	7,157,331	7,134,063
• Foreign corporate securities	1,879,759	203,460	52,062	6,729,149	8,864,430	10,209,842
• Brazilian foreign debt securities	-	99,314	-	9,346,320	9,445,634	9,539,840
• Promissory Notes	36,112	168,825	1,497,352	4,045,926	5,748,215	8,053,965
• Bank deposit certificates	180,354	142,129	2,548	213,715	538,746	760,411
• Other	11,513,508	2,026,913	2,203,401	13,120,879	28,864,701	19,706,844
Equity securities	18,266,075	-	-	-	18,266,075	19,861,472
• Shares of other companies	18,266,075	-	-	-	18,266,075	19,861,472
Restricted securities	15,434,134	35,374,909	14,809,296	107,832,754	173,451,093	96,169,895
Subject to repurchase agreements	14,999,561	33,647,335	14,456,984	88,748,264	151,852,144	75,165,628
• National treasury bills	14,999,561	33,641,358	10,605,198	30,149,692	89,395,809	55,079,294
• Foreign corporate securities	-	-	-	1,768,729	1,768,729	-
• National treasury notes	-	-	3,851,786	29,421,396	33,273,182	12,555,815
• Brazilian foreign debt securities	-	-	-	617,607	617,607	758,049
• Debentures	-	-	-	2,705,427	2,705,427	6,647,819
• Financial treasury bills	-	5,977	-	24,085,413	24,091,390	124,651
Given in guarantee to the Brazilian Central Bank	-	-	-	-	-	5,252,403
• National treasury bills	-	-	-	-	-	4,435,912
• National treasury notes	-	-	-	-	-	816,491
Privatization rights	-	-	-	25,894	25,894	29,532
Given in guarantee	434,573	1,727,574	352,312	19,058,596	21,573,055	15,722,332
• National treasury notes	-	-	23,685	5,983,084	6,006,769	3,926,072
• National treasury bills	-	519,556	265,618	3,447,617	4,232,791	1,517,729
• Financial treasury bills	-	1,208,018	63,009	8,827,684	10,098,711	9,883,714
• Other	434,573	-	-	800,211	1,234,784	394,817

R$ thousand

Securities	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On September 30, 2021 (3) (4)	On December 31, 2020 (3) (4)
Securities sold under repurchase agreements - unrestricted	-	3,211,252	-	1,644,531	4,855,783	4,071,222
• National treasury bills	-	3,211,252	-	-	3,211,252	3,557,407
• National treasury notes	-	-	-	1,644,531	1,644,531	513,815
Total	63,736,968	74,106,682	45,939,213	499,697,803	683,480,666	616,497,887
%	9.4	10.8	6.7	73.1	100.0	100.0

(1) For derivative financial instruments considered as accounting hedges, the category used is "Available-for-Sale Securities";

(2) In compliance with Article 8 of Bacen Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates. At the time of preparation of the consolidated financial statements as at June 30, 2020, Management decided to reclassify Securities Available for Sale to Held to Maturity, in the amount of R$20,009,471 thousand, without any gain or loss, as the gain in the amount of R$1,794,263 thousand, is being retained in shareholders' equity and is being recognized in income statement over the remaining period of the securities, according to article 5 of said Circular. In the nine month period ended September 30, 2021, there were no sales or reclassifications of securities classified in this category;

(3) The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification;

(4) The fair value of securities is determined based on the market price quotation available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas; and

(5) Primarily composed of investment funds (VGBL and PGBL).

d) Impairment of Securities

In the nine month period ended September 30, 2021, there was an impairment of financial assets, net of constitution/(reversal) in the amount of R$295,236 thousand (R$1,662,097 thousand in 2020), mostly debentures, classified in the categories "Available for Sale" and "Hold to Maturity", in the amount of R$295,236 thousand (R$1,215,684 thousand in 2020, includes the result of the sale or transfer of financial assets). There was no impairment of shares in the nine month period ended September 30, 2021 (R$446,413 thousand in 2020, classified in the "Available for Sale" category).

In the quarter ended September 30, 2021, there was an impairment of financial assets, net of constitution/(reversal), in the amount of R$62,571 thousand (R$ 570,697 thousand in 2020) mostly debentures, classified in the "Available for Sale" categories " and "Maintained to Expiration". There was no impairment of shares in the quarters ended September 30, 2021 and 2020.

10) DERIVATIVE FINANCIAL INSTRUMENTS

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position, to meet its own needs in managing its global exposure, as well as to meet its customer's requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco's risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from Securities, Commodities and Futures Exchange (B3), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or prices received from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility. To estimate the fair value of the over-the-counter (OTC) financial derivative instruments, the credit quality of each counterparty is also taken into account, based on an expected loss for each derivative portfolio (Credit valuation adjustment).

Bradesco's derivative financial instruments in Brazil primarily consist of swaps and futures and are registered at B3.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and primarily traded at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Macro strategies are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, look for gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partially settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges.

Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds.

a) Amount of derivative financial instruments recognized by index

R$ thousand

	Total on September 30, 2021					Total on December 31, 2020				
	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value
Futures contracts										
Purchase commitments:	90,732,715		-	-	-	84,467,021		24,535	-	24,535
- Interbank market	69,000,990	-			-	40,651,059	-	10,050	-	10,050
- Foreign currency	16,229,847	-			-	39,875,542	-	10,832	-	10,832
- Other	5,501,878	3,211,165			-	3,940,420	2,807,910	3,653	-	3,653
Sale commitments:	196,555,387		-	-	-	316,512,537		(19,366)	-	(19,366)
- Interbank market (1)	145,217,664	76,216,674			-	263,958,439	223,307,380	(15,899)	-	(15,899)
- Foreign currency (2)	49,047,010	32,817,163			-	51,421,588	11,546,046	(1,371)	-	(1,371)
- Other	2,290,713	-			-	1,132,510	-	(2,096)	-	(2,096)
Option contracts						-				
Purchase commitments:	281,004,902		1,291,734	437,157	1,728,891	326,423,643		2,456,611	895,667	3,352,278
- Interbank market	243,374,472	15,895,423	681,533	2,419	683,952	311,472,364	-	1,504,181	193,326	1,697,507
- Foreign currency	6,972,239	-	500,177	472,760	972,937	13,878,682	-	854,484	701,089	1,555,573
- Other	30,658,191	-	110,024	(38,022)	72,002	1,072,597	282,563	97,946	1,252	99,198
Sale commitments:	265,651,043		(872,571)	(81,758)	(954,329)	331,145,703		(2,520,903)	(589,180)	(3,110,083)
- Interbank market	227,479,049	-	(88,671)	(112)	(88,783)	314,999,693	3,527,329	(1,640,039)	(194,670)	(1,834,709)
- Foreign currency	7,184,458	212,219	(306,908)	(166,460)	(473,368)	15,355,976	1,477,294	(619,545)	(363,298)	(982,843)
- Other	30,987,536	329,345	(476,992)	84,814	(392,178)	790,034	-	(261,319)	(31,212)	(292,531)
Forward contracts						-				
Purchase commitments:	93,948,749		800,918	(3,509)	797,409	76,011,205		4,696,246	14,818	4,711,064
- Interbank market	-	-	-	-	-	246,269	246,269	1,859	14,818	16,677
- Foreign currency	86,775,534	57,616,338	411,864	-	411,864	70,345,084	48,576,798	(453)	-	(453)
- Other	7,173,215	-	389,054	(3,509)	385,545	5,419,852	4,451,509	4,694,840	-	4,694,840
Sale commitments:	39,925,665		2,460,245	(38,680)	2,421,565	22,736,629		(132,076)	(4,678)	(136,754)
- Foreign currency (2)	29,159,196	-	(571,092)	-	(571,092)	21,768,286	-	(82,681)	-	(82,681)
- Other	10,766,469	3,593,254	3,031,337	(38,680)	2,992,657	968,343	-	(49,395)	(4,678)	(54,073)
Swap contracts						-				
Assets (long position):	106,193,565		12,276,165	3,638,279	15,914,444	66,137,265		11,195,415	3,591,785	14,787,200
- Interbank market	24,051,195	-	50,791	1,380,077	1,430,868	4,095,567	-	106,827	215,527	322,354
- Fixed rate	14,721,806	6,556,246	3,923,803	(847,943)	3,075,860	33,427,359	19,386,846	4,160,018	26,030	4,186,048
- Foreign currency	57,955,607	22,744,207	7,295,885	2,995,924	10,291,809	24,369,039	1,177,263	6,169,577	3,051,417	9,220,994
- IGPM	535,269	-	580,527	15,039	595,566	636,581	-	432,390	22,676	455,066

R$ thousand

	Total on September 30, 2021					Total on December 31, 2020				
	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Fair value adjustment	Fair value
- Other	8,929,688	4,973,574	425,159	95,182	520,341	3,608,719	-	326,603	276,135	602,738
Liabilities (unrestricted position):	**104,582,912**		**(10,335,635)**	**(2,695,934)**	**(13,031,569)**	**50,475,079**		**(10,838,073)**	**(2,653,090)**	**(13,491,163)**
- Interbank market	56,525,380	32,474,185	25,382	(2,596,239)	(2,570,857)	7,350,385	3,254,818	(103,984)	(27,012)	(130,996)
- Fixed rate	8,165,560	-	(2,998,797)	(22,957)	(3,021,754)	14,040,513	-	(2,431,630)	(1,448,120)	(3,879,750)
- Foreign currency	35,211,400	-	(5,873,748)	(174,703)	(6,048,451)	23,191,776	-	(7,119,016)	(801,099)	(7,920,115)
- IGPM	724,458	189,189	(742,478)	(32,173)	(774,651)	836,307	199,726	(536,192)	(48,393)	(584,585)
- Other	3,956,114	-	(745,994)	130,138	(615,856)	5,056,098	1,447,379	(647,251)	(328,466)	(975,717)
Total	**1,178,594,938**		**5,620,856**	**1,255,555**	**6,876,411**	**1,273,909,082**		**4,862,389**	**1,255,322**	**6,117,711**

Derivatives include operations maturing in D+1.

(1) Includes: (i) accounting cash flow hedges to protect DI-indexed (interbank interest rate) funding totaling R$73,238,820 thousand (R$128,431,775 thousand in December 31, 2020); and (ii) accounting cash flow hedges to protect DI-indexed investments totaling R$46,471,752 thousand (R$12,942,667 thousand in December 31, 2020) (Note 10f II);
(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling the amount of R$31,198,112 thousand (R$29,678,043 thousand in December 31, 2020); and
(3) Reflects the net balance between the Asset and Liability position.

b) Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost, fair value and maturity

	Total on September 30, 2021									R$ thousand Total on December 31, 2020
	Original amortized cost	Fair value adjustment	Fair value	%	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total	Total
Swaps	12,276,165	3,638,279	15,914,444	44.4	165,281	3,142,717	836,873	11,769,573	15,914,444	14,787,200
Future	-	-	-	-	-	-	-	-	-	24,535
Forward purchases	7,699,679	(3,509)	7,696,170	21.4	630,288	564,966	338,676	6,162,240	7,696,170	5,699,164
Forward sales (1)	10,589,551	(38,698)	10,550,853	29.4	3,321,701	1,205,822	814,900	5,208,430	10,550,853	952,216
Premiums on exercisable options	1,291,734	437,157	1,728,891	4.8	86,044	154,830	47,401	1,440,616	1,728,891	3,352,278
Total assets (A)	31,857,129	4,033,229	35,890,358	100.0	4,203,314	5,068,335	2,037,850	24,580,859	35,890,358	24,815,393
Swaps	(10,335,635)	(2,695,934)	(13,031,569)	44.9	(101,112)	(3,165,614)	(748,102)	(9,016,741)	(13,031,569)	(13,491,163)
Future	-	-	-	-	-	-	-	-	-	(19,366)
Forward purchases	(6,898,761)	-	(6,898,761)	23.8	(244,807)	(438,742)	(93,753)	(6,121,459)	(6,898,761)	(988,100)
Forward sales	(8,129,306)	18	(8,129,288)	28.0	(729,737)	(1,263,741)	(865,791)	(5,270,019)	(8,129,288)	(1,088,970)
Premiums on written options	(872,571)	(81,758)	(954,329)	3.3	(79,028)	(131,324)	(46,109)	(697,868)	(954,329)	(3,110,083)
Total liabilities (B)	(26,236,273)	(2,777,674)	(29,013,947)	100.0	(1,154,684)	(4,999,421)	(1,753,755)	(21,106,087)	(29,013,947)	(18,697,682)
Net position (A-B)	5,620,856	1,255,555	6,876,411		3,048,630	68,914	284,095	3,474,772	6,876,411	6,117,711

(1) Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

c) Futures, options, forward and swap contracts – (Nominal Value)

	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on September 30, 2021	R$ thousand Total on December 31, 2020
Futures contracts (1)	79,832,862	111,042,982	27,215,923	69,196,335	287,288,102	400,979,558
Option contracts	173,292,453	335,176,174	32,085,496	6,101,822	546,655,945	657,569,346
Forward contracts (1)	70,376,498	17,900,974	30,037,654	15,559,288	133,874,414	98,747,834
Swap contracts	9,280,657	29,260,525	22,913,231	149,322,064	210,776,477	116,612,344
Total on September 30, 2021	332,782,470	493,380,655	112,252,304	240,179,509	1,178,594,938	
Total on December 31, 2020	434,677,889	319,871,847	239,501,937	279,857,409		1,273,909,082

(1) Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

d) Types of margin offered in guarantee of derivative financial instruments, primarily futures contracts

		R$ thousand
	On September 30, 2021	On December 31, 2020
Government securities		
National treasury notes	6,286,371	4,368,766
Total	**6,286,371**	**4,368,766**

e) Gains and losses, net

				R$ thousand
	For the three-month period ended September 30		For the nine month period ended September 30	
	2021	2020	2021	2020
Swap contracts	1,288,894	654,073	3,867,492	1,953,241
Forward contracts (1)	(832,035)	(640,890)	(3,871,960)	(1,478,771)
Option contracts	1,003,684	64,943	808,048	787,738
Futures contracts (1)	(1,422,835)	(982,560)	(639,609)	(21,325,030)
Foreign exchange variation of assets and liabilities overseas	(162,007)	106,013	20,080	6,548,358
Total (Note 10III)	**(124,299)**	**(798,421)**	**184,051**	**(13,514,464)**

(1) Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

f) Nominal values of derivative financial instruments, by trading location and counterparty

		R$ thousand
	Total on September 30, 2021	Total on December 31, 2020
B3 (stock exchange)	824,039,078	1,034,782,001
B3 (over-the-counter)	**275,632,052**	**203,170,377**
- Financial Institutions	93,025,818	44,352,093
- Companies	182,275,476	158,472,894
- Individuals	330,758	345,390
Overseas (stock exchange) (1)	6,792,462	15,256,532
Overseas (over-the-counter) (1)	72,131,346	20,700,172
Total	**1,178,594,938**	**1,273,909,082**

(1) Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

I) Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

		R$ thousand
	Total on September 30, 2021	Total on December 31, 2020
Risk received in credit Swaps:	**3,665,661**	**3,872,939**
- Debt securities issued by companies	857,603	1,024,244
- Bonds of the Brazilian public debt	2,241,272	2,580,026
- Bonds of foreign public debt	566,786	268.669
Risk transferred in credit Swaps:	**(1,011,728)**	**(1,304,372)**
- Brazilian public debt derivatives	(348,121)	(332.589)
- Foreign public debt derivatives	(663,607)	(971.783)
Total net credit risk value	**2,653,933**	**2,568,567**
Effect on Shareholders' Equity	**111,797**	**105.226**
Remuneration on the counterparty receiving the risk	**(32,184)**	**(26.462)**

The contracts related to credit derivatives transactions described above are due in 2026. There were no credit events, as defined in the agreements, during the period.

II) Hedge Accounting

On September 30, 2021, Bradesco maintained hedges, in accordance with Bacen Circular No. 3,082/02, consisting of:

Cash Flow Hedge - the financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates, which impact the outcome of the organization. The effective portion of the changes in fair value of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) in case of ineffectiveness of the hedge; or (ii) the realization of the hedge object. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	R$ thousand			
	Fair value of hedge instruments	Fair value of hedged items	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	46,471,752	46,787,068	(2,058,605)	(1,132,233)
Hedge of interest payments on funding (2)	73,238,820	72,786,731	771,239	424,181
Total on September 30, 2021	**119,710,572**	**119,573,799**	**(1,287,366)**	**(708,051)**
Hedge of interest receipts from investments in securities (1)	12,942,667	13,197,717	100,114	55,063
Hedge of interest payments on funding (1)	128,431,775	126,398,921	(316,082)	(173,845)
Total on December 31, 2020	**141,374,442**	**139,596,638**	**(215,968)**	**(118,782)**

(1) Referring to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with maturity dates until 2025, making the cash flow fixed; and
(2) Referring to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with maturity dates in 2023, making the cash flow fixed.
The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

For the next 12 months, the gains/(losses) related to the cash flow hedge, which we expect to recognize in the income statement, amount to R$(77,878) thousand.

There were no gains/(losses) related to the ineffectiveness of the cash flow hedge recorded in the income statement in the nine month period ended September 30 of 2021 and 2020.

Fair value hedge – financial instruments classified in this category are intended to offset risks arising from exposure to changes in the fair value of the hedged item. The hedged item is adjusted to fair value, classified in DPV - Available for Sale and the effective portion of the valuations or devaluations of this instrument is recognized in the income statement, net of tax effects and is only transferred to equity in two situations : (i) in case of hedge ineffectiveness; or (ii) when performing the hedge. The ineffective portion of the hedged item is recognized directly in an equity account.

Strategy	R$ thousand			
	Fair value of hedge instruments	Fair value of hedged items	Market adjustment recorded in income (gross of tax effects)	Market adjustment recorded in income (net of tax effects)
Hedge of shares	1,190,503	1,165,335	190,056	104,531
Total on September 30, 2021	**1,190,503**	**1,165,335**	**190,056**	**104,531**

For the next 12 months, the gains/(losses) related to the fair value hedge accounting, which we expect to recognize in equity accounts, are equivalent to the amount of R$(499) thousand.

The gains/(losses) related to the fair value hedge, recorded in equity accounts, in the nine month period ended September 30, 2021, was R$5,072 thousand.

Hedge of investments abroad - the financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	R$ thousand			
	Fair value of hedge instruments	Fair value of hedged items	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	4,335,371	2,722,187	(714,023)	(374,452)
Total on September 30, 2021	**4,335,371**	**2,722,187**	**(714,023)**	**(374,452)**
Hedge of exchange variation on future cash flows (1)	4,839,546	2,570,621	(576,303)	(316,967)
Total on December 31, 2020	**4,839,546**	**2,570,621**	**(576,303)**	**(316,967)**

(1) Whose functional currency is different from the real, using Forward and Dollar Futures contracts, with the object of hedging the foreign investment referenced to MXN (Mexican Peso) and USD (United States Dollar).
The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

For the next 12 months, the gains/(losses) related to the hedge of investments abroad (specifically the over-hedge made to cover tax effects), which we expect to recognize in the result, amount to R$(15,314) thousand.

The gains/(losses) related to the hedge of investments abroad, recorded in income accounts, in the nine month period ended September 30, 2021 was R$(20,159) thousand (R$(13,850) thousand in 2020).

III) Revenue from financial intermediation from securities, insurance, pension plans and capitalization bonds, and derivative financial instruments

	R$ thousand			
	For the three-month period ended September 30		For the nine month period ended September 30	
	2021	2020	2021	2020
Fixed income securities (1)	7,103,360	5,081,395	16,209,941	18,411,782
Interbank investments (Note 7b)	2,269,397	1,635,796	5,802,915	5,231,729
Equity securities (2)	(1,343,706)	(408,376)	(1,992,891)	(1,359,460)
Subtotal	**8,029,051**	**6,308,815**	**20,019,965**	**22,284,051**
Income from insurance, pension plans and capitalization bonds (3)	2,071,956	1,473,441	6,636,456	3,118,149
Derivative financial instruments (Note 17e)	(124,299)	(798,421)	184,051	(13,514,464)
Total	**9,976,708**	**6,983,835**	**26,840,472**	**11,887,736**

(1) In the nine month period ended September 30, 2021, there were losses net of reversals, due to impairment of financial assets (mostly debentures), in the amount of R$295,236 thousand (R$628,733 thousand in 2020), net of constitution/reversal. There was no result from a sale or transfer of financial assets in the nine month period ended September 30, 2021 (R$1,662,097 thousand in 2020). In the quarter ended September 30, 2021, the amount was R$62,571 thousand (R$570,697 thousand in 2020), net of constitution/reversal;
(2) In the nine month period ended September 30, 2021, there were no losses due to impairment of shares (R$ 446,413 thousand in 2020). There were no impairment losses on shares in the quarters ended September 30, 2021 and 2020; and
(3) In the nine month period ended September 30, 2021, comprises financial income from insurance, pension plan and capitalization in the amount of R$15,061,687 thousand (R$14,963,339 thousand in 2020) and Expenses for updating and interest on technical provisions insurance, pension plan and capitalization in the amount of R$(8,425,231) thousand (R$(11,845,190) thousand in 2020). In the quarter ended September 30, 2021, comprises financial income from insurance, pension plan and capitalization in the amount of R$4,010,009 thousand (R$4,250,761 thousand in 2020) and Expenses for updating and interest on technical provisions insurance, pension plan and capitalization in the amount of R$(1,938,053) thousand (R$(2,777,320) thousand in 2020) (Note 17e).

11) LOANS AND OTHER CREDIT EXPOSURES

Information relating to loans, including advances on foreign exchange contracts, leases and other receivables with credit characteristics is shown below:

a) By type and maturity

										R$ thousand
	Performing loans									
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on September 30, 2021 (A)	% (4)	Total on December 31, 2020 (A)	% (4)
Discounted trade receivables and loans (1)	21,174,750	15,154,979	16,487,944	26,774,008	41,205,646	135,906,930	256,704,257	39.6	228,926,469	39.7
Financing and on-lending	6,161,031	4,989,390	5,239,167	14,938,059	22,913,786	133,117,121	187,358,554	29.0	175,522,629	30.4
Agricultural and agribusiness loans	915,013	891,947	736,349	2,327,540	7,800,636	9,627,199	22,298,684	3.5	19,796,632	3.4
Subtotal - Loans	**28,250,794**	**21,036,316**	**22,463,460**	**44,039,607**	**71,920,068**	**278,651,250**	**466,361,495**	**72.1**	**424,245,730**	**73.5**
Leases	98,929	111,860	100,048	309,271	514,181	1,937,601	3,071,890	0.5	2,612,693	0.5
Advances on foreign exchange contracts (2)	2,431,793	1,098,896	2,219,530	5,461,679	4,798,766	18,353	16,029,017	2.5	7,531,922	1.3
Subtotal - Loans, leases and other advances	**30,781,516**	**22,247,072**	**24,783,038**	**49,810,557**	**77,233,015**	**280,607,204**	**485,462,402**	**75.1**	**434,390,345**	**75.3**
Other receivables (3)	30,044,746	12,955,169	9,693,520	10,601,007	5,271,191	440,613	69,006,246	10.7	53,151,506	9.2
Subtotal - Credit portfolio	**60,826,262**	**35,202,241**	**34,476,558**	**60,411,564**	**82,504,206**	**281,047,817**	**554,468,648**	**85.8**	**487,541,851**	**84.5**
Acquisition of credit card receivables	7,001,583	2,445,458	1,210,532	534,666	99,049	-	11,291,288	1.7	8,349,458	1.4
Subtotal – Credit portfolio and Acquisition of credit card receivables	**67,827,845**	**37,647,699**	**35,687,090**	**60,946,230**	**82,603,255**	**281,047,817**	**565,759,936**	**87.5**	**495,891,309**	**85.9**
Sureties and guarantees	1,749,855	3,365,390	3,074,215	7,694,446	16,933,242	46,379,619	79,196,767	12.3	80,236,602	13.9
Guarantee given on rural loans assigned	-	10,481	-	-	29	44,591	55,101	-	49,335	-
Letters of credit for imports	515,397	37,025	129,229	343,324	112,261	54,656	1,191,892	0.2	1,056,613	0.2
Confirmed exports loans	1,704	3,720	-	24,413	1,088	-	30,925	-	10,034	-
Total - Memorandum accounts	**2,266,956**	**3,416,616**	**3,203,444**	**8,062,183**	**17,046,620**	**46,478,866**	**80,474,685**	**12.5**	**81,352,584**	**14.1**
Total on September 30, 2021	**70,094,801**	**41,064,315**	**38,890,534**	**69,008,413**	**99,649,875**	**327,526,683**	**646,234,621**	**100.0**		
Total on December 31, 2020	**50,124,635**	**32,797,925**	**28,706,360**	**69,953,413**	**82,806,256**	**312,855,304**			**577,243,893**	**100.0**

R$ thousand

	Non-performing loans								
	Past-due installments								
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	Total on September 30, 2021 (B)	% (4)	Total on December 31, 2020 (B)	% (4)
Discounted trade receivables and loans (1)	986,404	1,368,152	871,462	2,377,563	2,477,410	8,080,991	86.5	6,801,586	83.3
Financing and on-lending	174,781	184,293	100,626	191,944	198,966	850,610	9.1	867,296	10.6
Agricultural and agribusiness loans	12,779	16,190	17,173	20,329	31,233	97,704	1.0	202,882	2.5
Subtotal - Loans	**1,173,964**	**1,568,635**	**989,261**	**2,589,836**	**2,707,609**	**9,029,305**	**96.6**	**7,871,764**	**96.4**
Leases	742	679	337	1,048	411	3,217	-	3,878	-
Advances on foreign exchange contracts (2)	12,015	4,684	7,544	5	-	24,248	0.3	75,506	0.9
Subtotal - Loans, leases and other advances	**1,186,721**	**1,573,998**	**997,142**	**2,590,889**	**2,708,020**	**9,056,770**	**96.9**	**7,951,148**	**97.3**
Other receivables (3)	41,546	6,012	4,468	219,330	18,822	290,178	3.1	217,861	2.7
Total on September 30, 2021	**1,228,267**	**1,580,010**	**1,001,610**	**2,810,219**	**2,726,842**	**9,346,948**	**100.0**		
Total on December 31, 2020	**1,316,834**	**976,552**	**779,041**	**1,888,198**	**3,208,384**			**8,169,009**	**100.0**

R$ thousand

	Non-performing loans									
	Installments not yet due									
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on September 30, 2021 (C)	% (4)	Total on December 31, 2020 ©	% (4)
Discounted trade receivables and loans (1)	602,144	513,262	500,482	1,329,725	2,232,083	6,923,405	12,101,101	73.7	10,025,193	73.6
Financing and on-lending	169,816	158,563	157,929	439,929	698,703	2,603,914	4,228,854	25.7	3,459,717	25.4
Agricultural and agribusiness loans	1,684	440	318	1,729	13,398	16,160	33,729	0.2	63,519	0.5
Subtotal – Loans	**773,644**	**672,265**	**658,729**	**1,771,383**	**2,944,184**	**9,543,479**	**16,363,684**	**99.6**	**13,548,429**	**99.5**
Leases	731	709	605	1,774	3,143	6,484	13,446	0.1	29,867	0.2
Subtotal – Loans	**774,375**	**672,974**	**659,334**	**1,773,157**	**2,947,327**	**9,549,963**	**16,377,130**	**99.7**	**13,578,296**	**99.7**
Other receivables (3)	4,901	3,945	3,886	10,001	13,037	13,904	49,674	0.3	43,855	0.3
Total on September 30, 2021	**779,276**	**676,919**	**663,220**	**1,783,158**	**2,960,364**	**9,563,867**	**16,426,804**	**100.0**		
Total on December 31, 2020	**683,129**	**633,161**	**575,302**	**1,445,668**	**2,409,882**	**7,875,009**			**13,622,151**	**100.0**

R$ thousand

	Total			
	Total on September 30, 2021 (A+B+C)	% (4)	Total on December 31, 2020 (A+B+C)	% (4)
Discounted trade receivables and loans (1)	276,886,349	41.2	245,753,248	41.1
Financing and on-lending	192,438,018	28.6	179,849,642	30.0
Agricultural and agribusiness loans	22,430,117	3.3	20,063,033	3.3
Subtotal – Loans	**491,754,484**	**73.1**	**445,665,923**	**74.4**
Leases	3,088,553	0.5	2,646,438	0.4
Advances on foreign exchange contracts (2)	16,053,265	2.4	7,607,428	1.3
Subtotal - Loans, leases and other advances	**510,896,302**	**76.0**	**455,919,789**	**76.1**
Other receivables (3)	69,346,098	10.3	53,413,222	8.9
Subtotal - Credit portfolio	**580,242,400**	**86.3**	**509,333,011**	**85.0**
Acquisition of credit card receivables	11,291,288	1.7	8,349,458	1.4
Subtotal – Credit portfolio and Acquisition of credit card receivables	**591,533,688**	**88.0**	**517,682,469**	**86.4**
Sureties and guarantees	79,196,767	11.8	80,236,602	13.4
Guarantee given on rural loans assigned	55,101	-	49,335	-
Letters of credit for imports	1,191,892	0.2	1,056,613	0.2
Confirmed exports loans	30,925	-	10,034	-
Total - Memorandum accounts	**80,474,685**	**12.0**	**81,352,584**	**13.6**
Total on September 30, 2021	672,008,373	100.0		
Total on December 31, 2020			599,035,053	100.0

(1) Including credit card loans of R$11,977,877 thousand (R$9,922,375 thousand on December 31, 2020);
(2) Advances on foreign exchange contracts are presented in the statement of financial position as a deduction from "Other financial liabilities";
(3) The item "Other Receivables" comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants) totaling R$39,445,658 thousand (R$34,605,794 thousand on December 31, 2020); and
(4) Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables, co-obligations in rural loan assignments, credits opened for importation and confirmed export credits.

b) Modalities and levels of risk - credit portfolio and sureties and guarantees

R$ thousand

	Levels of risk												
	AA	A	B	C	D	E	F	G	H	Total on September 30, 2021	% (1)	Total on December 31, 2020	% (1)
Discounted trade receivables and loans	32,612,190	68,063,128	84,901,849	44,103,268	15,491,343	6,433,088	5,313,635	4,355,915	15,611,933	276,886,349	42.0	245,753,248	41.7
Financing and on-lending	105,613,475	40,523,628	22,819,043	13,817,682	3,173,211	1,653,886	1,861,742	1,165,287	1,810,064	192,438,018	29.2	179,849,642	30.5
Agricultural and agribusiness loans	6,388,439	9,651,237	5,664,008	542,013	76,532	35,675	15,082	4,829	52,302	22,430,117	3.4	20,063,033	3.4
Subtotal - Loans	**144,614,104**	**118,237,993**	**113,384,900**	**58,462,963**	**18,741,086**	**8,122,649**	**7,190,459**	**5,526,031**	**17,474,299**	**491,754,484**	**74.6**	**445,665,923**	**75.6**
Leases	452,530	1,317,574	1,216,082	37,746	14,194	5,418	180	22,537	22,292	3,088,553	0.5	2,646,438	0.4
Advances on foreign exchange contracts (2)	5,554,653	4,952,056	4,384,266	994,500	26,524	16,971	6,871	-	117,424	16,053,265	2.4	7,607,428	1.3
Subtotal - Loans, leases and other advances	**150,621,287**	**124,507,623**	**118,985,248**	**59,495,209**	**18,781,804**	**8,145,038**	**7,197,510**	**5,548,568**	**17,614,015**	**510,896,302**	**77.5**	**455,919,789**	**77.3**
Other receivables	20,128,560	21,469,819	11,680,295	13,293,458	1,854,023	193,446	57,600	235,944	432,953	69,346,098	10.5	53,413,222	9.1
Subtotal – Credit portfolio	**170,749,847**	**145,977,442**	**130,665,543**	**72,788,667**	**20,635,827**	**8,338,484**	**7,255,110**	**5,784,512**	**18,046,968**	**580,242,400**	**88.0**	**509,333,011**	**86.4**
Sureties and guarantees (3)	66,954,123	3,404,723	2,337,857	-	3,732,518	2,588,643	-	178,903	-	79,196,767	12.0	80,236,602	13.6
Total on September 30, 2021	**237,703,970**	**149,382,165**	**133,003,400**	**72,788,667**	**24,368,345**	**10,927,127**	**7,255,110**	**5,963,415**	**18,046,968**	**659,439,167**	**100.0**		
%	**36.0**	**22.7**	**20.2**	**11.0**	**3.7**	**1.7**	**1.1**	**0.9**	**2.7**	**100.0**			
Total on December 31, 2020	**219,472,906**	**122,452,705**	**117,906,653**	**65,477,031**	**22,182,521**	**9,920,712**	**7,833,465**	**4,030,224**	**20,293,396**			**589,569,613**	**100.0**
%	**37.2**	**20.8**	**20.0**	**11.1**	**3.8**	**1.7**	**1.3**	**0.7**	**3.4**			**100.0**	

(1) Percentage of each type in relation to the total loan portfolio, excluding loan assignments, acquisition of receivables and co-obligation in rural loan assignments;
(2) Advances on foreign exchange contracts are presented in the statement of financial position as a deduction from "Other financial liabilities"; and
(3) The provision for losses, associated to the financial guarantees provided, is being assessed as provided by CMN Resolution No. 4,512/16, for more information on the methodology used, see Note 22b (I).

c) Composition of credit portfolio by risk level and days past due

I) Levels of risk

R$ thousand

	Levels of risk												
					Non-performing loans (3)								
	AA	A	B	C	D	E	F	G	H	Total on September 30, 2021	% (1)	Total on December 31, 2020	% (1)
Installments not yet due	-	-	1,508,234	2,044,605	3,208,413	1,953,625	1,440,009	1,433,502	4,838,416	16,426,804	100.0	13,622,151	100.0
1 to 30	-	-	81,834	118,957	154,316	86,998	56,984	55,386	224,801	779,276	4.7	683,129	5.0
31 to 60	-	-	66,702	99,262	128,661	75,324	51,450	52,832	202,688	676,919	4.1	633,161	4.7
61 to 90	-	-	62,987	91,409	125,390	75,136	51,772	51,013	205,513	663,220	4.0	575,302	4.2
91 to 180	-	-	164,325	233,876	339,676	207,488	140,556	141,756	555,481	1,783,158	10.9	1,445,668	10.6
181 to 360	-	-	250,996	366,092	560,919	341,954	295,786	229,930	914,687	2,960,364	18.0	2,409,882	17.7
More than 360	-	-	881,390	1,135,009	1,899,451	1,166,725	843,461	902,585	2,735,246	9,563,867	58.3	7,875,009	57.8
Past-due installments (2)	-	-	339,319	746,744	1,057,760	879,403	818,164	1,023,373	4,482,185	9,346,948	100.0	8,169,009	100.0
1 to 14	-	-	8,292	38,530	48,755	27,154	19,475	19,959	110,975	273,140	2.9	360,712	4.4
15 to 30	-	-	280,202	198,691	193,518	62,767	46,501	30,032	143,416	955,127	10.2	956,122	11.7
31 to 60	-	-	50,825	489,656	310,479	119,514	72,776	63,077	473,683	1,580,010	16.9	976,552	12.0
61 to 90	-	-	-	14,097	459,692	132,854	79,055	66,883	249,029	1,001,610	10.7	779,041	9.5
91 to 180	-	-	-	5,770	45,316	515,900	559,664	791,181	892,388	2,810,219	30.1	1,888,198	23.1
181 to 360	-	-	-	-	-	21,214	40,693	52,241	2,574,167	2,688,315	28.8	3,137,491	38.4
More than 360	-	-	-	-	-	-	-	-	38,527	38,527	0.4	70,893	0.9
Subtotal - Loans	-	-	1,847,553	2,791,349	4,266,173	2,833,028	2,258,173	2,456,875	9,320,601	25,773,752		21,791,160	
Specific provision	-	-	18,475	83,740	426,617	849,909	1,129,087	1,719,812	9,320,601	13,548,241		11,961,634	

(1) Percentage of installments by maturities;

(2) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by Resolution No. 2,682/99; and

(3) Contracts with installments past-due for more than 14 days or which have been restructured or where the borrower is bankrupt or in judicial recovery.

R$ thousand

	Levels of risk												
	Performing loans (2)												
	AA	A	B	C	D	E	F	G	H	Total on September 30, 2021	% (1)	Total on December 31, 2020	% (1)
Installments not yet due	170,677,603	145,655,245	128,759,986	69,839,386	16,243,503	5,470,950	4,981,709	3,317,777	8,681,224	553,627,383	99.8	486,587,327	99.8
1 to 30	14,196,539	22,217,007	9,645,771	10,495,885	2,105,297	339,412	326,298	233,475	425,313	59,984,997	10.8	44,177,948	9.1
31 to 60	9,648,410	11,239,421	6,465,563	5,893,626	1,278,360	222,258	87,295	58,231	309,077	35,202,241	6.3	30,282,983	6.2
61 to 90	10,632,282	9,752,841	6,317,043	5,349,643	1,129,377	236,836	758,375	64,541	235,620	34,476,558	6.2	26,424,865	5.4
91 to 180	16,242,866	19,626,267	13,091,202	8,438,622	1,731,620	504,992	158,431	132,887	484,677	60,411,564	10.9	62,087,977	12.7
181 to 360	25,204,639	22,494,343	19,318,502	10,823,469	2,469,531	817,187	287,358	302,860	786,317	82,504,206	14.9	68,743,531	14.1
More than 360	94,752,867	60,325,366	73,921,905	28,838,141	7,529,318	3,350,265	3,363,952	2,525,783	6,440,220	281,047,817	50.7	254,870,023	52.3
Past due up to 14 days	72,244	322,197	58,004	157,932	126,151	34,506	15,228	9,860	45,143	841,265	0.2	954,524	0.2
Subtotal - Loans	170,749,847	145,977,442	128,817,990	69,997,318	16,369,654	5,505,456	4,996,937	3,327,637	8,726,367	554,468,648	100.0	487,541,851	100.0
Generic provision	-	729,887	1,288,180	2,099,920	1,636,965	1,651,637	2,498,468	2,329,346	8,726,367	20,960,770		22,737,256	
Total on September 30, 2021	170,749,847	145,977,442	130,665,543	72,788,667	20,635,827	8,338,484	7,255,110	5,784,512	18,046,968	580,242,400			
Existing provision	-	879,991	1,584,866	4,148,546	5,839,387	4,043,149	4,542,397	5,375,396	18,046,968	44,460,700			
Minimum required provision	-	729,887	1,306,655	2,183,660	2,063,582	2,501,546	3,627,555	4,049,158	18,046,968	34,509,011			
Supplementary provision	-	150,104	278,211	1,964,886	3,775,805	1,541,603	914,842	1,326,238	-	9,951,689			
Total on December 31, 2020	150,473,894	119,931,844	116,110,882	65,268,599	18,342,165	7,048,542	7,833,465	4,030,224	20,293,396			509,333,011	
Existing provision	-	728,056	1,409,023	5,803,040	4,885,649	3,405,380	4,763,946	3,913,701	20,293,396			45,202,191	
Minimum required provision	-	599,659	1,161,109	1,958,058	1,834,216	2,114,563	3,916,732	2,821,157	20,293,396			34,698,890	
Supplementary provision	-	128,397	247,914	3,844,982	3,051,433	1,290,817	847,214	1,092,544	-			10,503,301	

(1) Percentage of maturities by installment; and

(2) Loans not yet past-due or past-due for less than 15 days and which have not been restructured and where the borrower is not bankrupt or in judicial recovery.

II) Breakdown of credit portfolio

R$ thousand

Level of risk	Portfolio balance						% (1)	% Accrued on September 30, 2021 (2)	Cumulative % on December 31, 2020 (2)
	Non-performing loans			Performing loans	Total				
	Installments past due	Installments not yet due	Total - non-performing loans						
AA	-	-	-	170,749,847	170,749,847		29.4	29.4	29.6
A	-	-	-	145,977,442	145,977,442		25.2	54.6	53.1
B	339,319	1,508,234	1,847,553	128,817,990	130,665,543		22.5	77.1	75.9
C	746,744	2,044,605	2,791,349	69,997,318	72,788,667		12.5	89.6	88.7
Subtotal - Loans	1,086,063	3,552,839	4,638,902	515,542,597	520,181,499		89.6		
D	1,057,760	3,208,413	4,266,173	16,369,654	20,635,827		3.6	93.2	92.3
E	879,403	1,953,625	2,833,028	5,505,456	8,338,484		1.4	94.6	93.7
F	818,164	1,440,009	2,258,173	4,996,937	7,255,110		1.3	95.9	95.2
G	1,023,373	1,433,502	2,456,875	3,327,637	5,784,512		1.0	96.9	96.0
H	4,482,185	4,838,416	9,320,601	8,726,367	18,046,968		3.1	100.0	100.0
Subtotal - Loans	8,260,885	12,873,965	21,134,850	38,926,051	60,060,901		10.4		
Total on September 30, 2021	9,346,948	16,426,804	25,773,752	554,468,648	580,242,400		100.0		
%	1.6	2.8	4.4	95.6	100.0				
Total on December 31, 2020	8,169,009	13,622,151	21,791,160	487,541,851	509,333,011				
%	1.6	2.7	4.3	95.7	100.0				

(1) Percentage of level of risk in relation to the total portfolio; and
(2) Cumulative percentage of level of risk in relation to the total portfolio.

III) Credit portfolio by days past due

R$ thousand

Exposure - Loans	On time	Past-due until 14 days	Past-due 15 to 60 days	Past-due 61 to 90 days	Past-due 91 to 180 days	Past-due 181 to 360 days	Past-due more than 360	Total
Total on September 30, 2021	540,951,184	10,263,236	11,187,026	3,136,330	7,070,644	7,479,350	154,630	580,242,400
Total on December 31, 2020	473,967,655	9,877,889	11,034,801	3,327,229	4,869,964	6,005,697	249,776	509,333,011

IV) Emergency Employment Support Program (PESE)

Considering the provisions of the CMN Resolution No. 4,846/20, we present below the loans relating to the Emergency Employment Support Program (PESE) classified by level of risk and accompanied by the amount of the provision made for each level of risk:

R$ thousand

Rating	On September 30, 2021		On December 31, 2020	
	Assets	Provision	Assets	Provision
AA	9,660	-	14,144	-
A	80,020	60	93,650	70
B	211,613	317	272,091	408
C	633,253	5,286	977,458	14,330
D	131,156	5,900	113,968	5,127
E	15,676	1,175	6,991	524
F	9,678	1,016	2,227	234
G	6,355	953	1,348	202
H	27,196	4,079	5,188	778
Total	1,124,607	18,786	1,487,065	21,673

d) Concentration of loans

R$ thousand

	On September 30, 2021	% (1)	On December 31, 2020	% (1)
Largest borrower	5,388,374	0.9	10,661,873	2.1
10 largest borrowers	39,182,745	6.8	38,638,446	7.6
20 largest borrowers	57,297,123	9.9	56,123,996	11.0
50 largest borrowers	83,834,957	14.4	80,415,643	15.8
100 largest borrowers	104,872,312	18.1	98,516,270	19.3

(1) Percentage on total portfolio (as defined by Bacen).

e) Credit portfolio by economic sector

R$ thousand

	On September 30, 2021	%	On December 31, 2020	%
Public sector	5,762,995	1.0	11,810,973	2.3
Oil, derivatives and aggregate activities	4,409,604	0.8	10,661,873	2.1
Production and distribution of electricity	1,335,557	0.2	1,074,867	0.2
Other industries	17,834	-	74,233	-
Private sector	574,479,405	99.0	497,522,038	97.7
Companies	275,552,727	47.5	241,092,358	47.4
Real estate and construction activities	20,914,489	3.6	20,092,249	3.9
Retail	41,755,904	7.2	36,498,461	7.2
Services	44,551,875	7.7	30,108,475	5.9
Transportation and concession	25,668,038	4.4	23,662,184	4.6
Automotive	13,070,230	2.3	15,625,309	3.1
Food products	17,337,383	3.0	13,378,255	2.6
Wholesale	20,238,257	3.5	16,479,704	3.2
Production and distribution of electricity	7,457,509	1.3	6,979,203	1.4
Iron and steel industry	9,244,135	1.6	10,036,586	2.0
Sugar and alcohol	7,835,913	1.4	6,878,558	1.4
Holding	2,153,333	0.4	2,971,345	0.6
Capital goods	3,758,341	0.6	3,408,997	0.7
Pulp and paper	3,702,820	0.6	3,589,015	0.7
Chemical	5,920,459	1.0	5,510,960	1.1
Cooperative	3,831,352	0.7	3,829,556	0.8
Financial	3,025,173	0.5	3,062,861	0.6
Leisure and tourism	4,071,692	0.7	4,011,957	0.8
Textiles	2,525,605	0.4	2,481,493	0.5
Agriculture	1,558,764	0.3	1,631,959	0.3
Oil, derivatives and aggregate activities	2,285,114	0.4	2,177,060	0.4
Other industries	34,646,341	6.0	28,678,171	5.6
Individuals	298,926,678	51.5	256,429,680	50.3
Total	580,242,400	100.0	509,333,011	100.0

f) Changes in the renegotiated portfolio

	R$ thousand	
	2021	2020
Opening Balances at the beginning of the year	**29,757,140**	**19,030,657**
Amount renegotiated	21,656,071	26,794,349
Amount received/Others (1)	(19,383,100)	(14,561,020)
Write-offs	(3,834,084)	(3,704,237)
Closing balance on September 30	**28,196,027**	**27,559,749**
Expected credit loss associated with credit risk	17,781,950	17,009,687
Percentage on renegotiated portfolio	63.1%	61.7%

(1) Includes the settlement of renegotiated contracts through new transactions.

g) Income from loans and leases

	R$ thousand			
	For the three-month period ended September 30		For the nine month period ended September 30	
	2021	2020	2021	2020
Discounted trade receivables and loans	13,458,950	11,775,487	37,316,072	37,165,664
Financing and on-lending	4,660,822	4,062,523	12,919,286	12,428,847
Agricultural and agribusiness loans	303,031	370,893	941,871	1,143,163
Subtotal	**18,422,803**	**16,208,903**	**51,177,229**	**50,737,674**
Recovery of credits charged-off as losses	1,471,434	1,821,177	4,587,500	4,333,057
Subtotal - Loans	**19,894,237**	**18,030,080**	**55,764,729**	**55,070,731**
Leases, net of expenses	69,571	11,875	169,537	99,429
Total	**19,963,808**	**18,041,955**	**55,934,266**	**55,170,160**

h) Provision for expected losses, changes in provision for expected losses and expected credit loss associated with credit risk expense

I) Composition - Provisions for Expected Losses Associated with Credit Risk

										R$ thousand
	Provision									
		Minimum required								
		Specific								
Level of risk	% Minimum provisioning required	Installments past due	Installments not yet due	Total specific	Generic	Total	Supplementary	Existing	% Accrued on September 30, 2021 (1)	% On December 31, 2020 (1)
AA	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	729,887	729,887	150,104	879,991	0.6	0.6
B	1.0	3,393	15,082	18,475	1,288,180	1,306,655	278,211	1,584,866	1.2	1.2
C	3.0	22,402	61,338	83,740	2,099,920	2,183,660	1,964,886	4,148,546	5.7	8.9
Subtotal – Loans		25,795	76,420	102,215	4,117,987	4,220,202	2,393,201	6,613,403	1.3	1.8
D	10.0	105,776	320,841	426,617	1,636,965	2,063,582	3,775,805	5,839,387	28.3	26.6
E	30.0	263,821	586,088	849,909	1,651,637	2,501,546	1,541,603	4,043,149	48.5	48.3
F	50.0	409,082	720,005	1,129,087	2,498,468	3,627,555	914,842	4,542,397	62.6	60.8
G	70.0	716,361	1,003,451	1,719,812	2,329,346	4,049,158	1,326,238	5,375,396	92.9	97.1
H	100.0	4,482,185	4,838,416	9,320,601	8,726,367	18,046,968	-	18,046,968	100.0	100.0
Subtotal – Loans		5,977,225	7,468,801	13,446,026	16,842,783	30,288,809	7,558,488	37,847,297	63.0	64.7
Total on September 30, 2021		6,003,020	7,545,221	13,548,241	20,960,770	34,509,011	9,951,689	44,460,700	7.7	
%		13.5	17.0	30.5	47.1	77.6	22.4	100.0		
Total on December 31, 2020		5,738,357	6,223,277	11,961,634	22,737,256	34,698,890	10,503,301	45,202,191		8.9
%		12.7	13.8	26.5	50.3	76.8	23.2	100.0		

(1) Percentage of existing provision in relation to total portfolio, by level of risk.

II) Changes in provision for expected losses

	R$ thousand	
	2021	2020
- Specific provision (1)	11,961,634	14,384,380
- Generic provision (2)	22,737,256	15,371,677
- Supplementary provision (3)	10,503,301	6,884,368
Opening Balances at the beginning of the year	**45,202,191**	**36,640,425**
Accounting for allowance for loan losses (Note 11h III)	11,067,657	20,891,214
Write-offs	(11,956,588)	(13,576,654)
Exchange variation	147,440	810,700
Closing balance on September 30	**44,460,700**	**44,765,685**
- Specific provision (1)	13,548,241	11,072,047
- Generic provision (2)	20,960,770	23,340,073
- Supplementary provision (3)	9,951,689	10,353,565

(1) For contracts with installments past-due for more than 14 days;
(2) Recognized based on the customer/transaction classification and therefore not included in the preceding item; and
(3) The supplementary provision is constituted considering our provisioning model, which is based on statistical models that capture historical and prospective information, and Management's experience, in order to reflect our expectation of losses in different economic scenarios (positive, expected and adverse).

III) Expected Credit Loss Associated with Credit Risk expense

Expenses with the expected credit loss associated with credit risk expense, net of credit write-offs recovered, are as follows.

	R$ thousand			
	For the three-month period ended September 30		For the nine month period ended September 30	
	2021	2020	2021	2020
Amount recorded	3,609,382	5,404,564	11,067,657	20,891,214
Amount recovered	(1,471,434)	(1,821,177)	(4,587,500)	(4,333,057)
Expected Credit Loss Associated with Credit Risk expense net of amounts recovered (1)	**2,137,948**	**3,583,387**	**6,480,157**	**16,558,157**

(1) In the nine month period ended September 30, 2021, there was an assignment of credit from an active operation, in the amount of R$3,364,606 thousand (R$917,037 thousand in 2020), whose sale value was R$871,574 thousand (R$ 77,601 thousand in 2020) and credit assignments of operations already written off to loss, without retention of risks and benefits in the amount of R$9,389,166 thousand (R$ 7,348,109 thousand in 2020), whose sale value was R$697,310 thousand (R$209,168 thousand in 2020) and in the 3rd quarter of 2021, there was an assignment of credit from an active operation, in the amount of R$1,290,896 thousand (R$334,722 thousand in the 3rd quarter of 2020), whose sale value was R$540,151 thousand (R$45,246 thousand in the 3rd quarter of 2020) and credit assignments of operations already written off as losses, without retention of risks and benefits in the amount of R$2,757,787 thousand (R$485,670 thousand in the 3rd quarter of 2020), whose sale value was R$278,176 thousand (R$35,987 thousand in the 3rd quarter of 2020).

12) OTHER FINANCIAL INSTRUMENTS

Sundry

		R$ thousand
	On September 30, 2021	On December 31, 2020
Foreign exchange portfolio (a)	39,869,470	25,944,605
Credit card operations	39,445,658	34,605,794
Trade and credit receivables	29,900,988	19,107,790
Debtors for escrow deposits	19,541,609	18,489,500
Securities trading	5,130,986	6,111,610
Receivable insurance premiums	4,389,250	4,456,175
Receivables	1,374,967	1,300,355
Payments made to be reimbursed	938,034	619,754
Receivables on sureties and guarantees honored	245,055	146,158
Other investments	48,441	48,441
Receivables from sale of assets	141,072	123,797
Total	141,025,530	110,953,979

a) Foreign exchange portfolio

Balances

		R$ thousand
	On September 30, 2021	On December 31, 2020
Assets – other financial instruments		
Exchange purchases pending settlement	30,395,954	17,464,744
Foreign exchange and forward documents in foreign currencies	643	2,589
Exchange sale receivables	21,787,400	8,823,836
(-) Advances in domestic currency received	(12,473,714)	(536,195)
Income receivable on advances granted	159,187	189,631
Total	**39,869,470**	**25,944,605**
Liability - Other financial instruments		
Exchange sales pending settlement	21,916,427	9,396,397
Exchange purchase payables	29,768,178	16,968,588
(-) Advances on foreign exchange contracts	(16,053,265)	(7,607,428)
Other	76	74
Total	**35,631,416**	**18,757,631**
Net foreign exchange portfolio	**4,238,054**	**7,186,974**
Memorandum accounts:		
- Loans available for import	1,191,892	1,056,613
- Confirmed exports loans	30,925	10,034

Foreign exchange results

Net foreign exchange income for presentation purposes

				R$ thousand
	For the three-month period ended September 30		For the nine month period ended September 30	
	2021	2020	2021	2020
Revenue from financial intermediation – foreign exchange income	**2,644,186**	**919,251**	**2,238,438**	**5,428,632**
Adjustments:				
- Income on foreign currency financing (1)	64,081	74,600	102,818	390,765
- Income on export financing (1)	458,011	375,726	1,116,802	1,326,170
- Expenses of liabilities with foreign bankers (2) (Note 17d)	(1,247,201)	(960,614)	(1,436,308)	(5,844,204)
- Funding expenses (3)	(143,803)	(375,522)	(764,406)	(1,324,189)
- Other (4)	(994,475)	348,796	222,549	1,514,213
Total adjustments	**(1,863,387)**	**(537,014)**	**(758,545)**	**(3,937,245)**
Net foreign exchange income	**780,799**	**382,237**	**1,479,893**	**1,491,387**

(1) Recognized in "Income from loans";

(2) Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in "Borrowing and on-lending expenses";

(3) Refer to funding expenses, the resources of which were invested in foreign exchange operations; and

(4) Primarily includes the exchange rate variations of amounts invested in foreign currency.

13) INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

a) Composition of investments in associates and jointly controlled companies

	R$ thousand	
	On September 30, 2021	On December 31, 2020
- Cielo S.A.	3,565,522	3,461,009
- Elo Participações Ltda.	1,405,069	1,503,206
- Fleury S.A.	1,482,666	1,206,372
- Swiss Re Corporate Solutions Brasil	318,587	332,244
- Haitong Banco de Investimento do Brasil S.A.	114,572	106,085
- Others	268,795	437,794
Total investment in associates and jointly controlled companies – in Brazil and Overseas	7,155,211	7,046,710

b) The income/expense from the equity method accounting of investments was recognized in the income statement, under "Share of profit (loss) of associates and jointly controlled companies", and are demonstrated below:

R$ thousand

Companies	Capital	Shareholders' equity adjusted	Number of shares held (in thousands)		Number of shares held (in thousands)	Equity interest consolidated on capital stock	Adjusted income in the three-month period ended September 30		Adjusted income accumulated on September 30		Equity accounting adjustments in the nine-month period ended September 30 (1)		Equity accounting adjustments accumulated on September 30 (1)	
			Ordinary (ON)	Preferential (PN)			2021	2020	2021	2020	2021	2020	2021	2020
- Elo Participações Ltda. (2)	1,052,000	2,809,576	-	-	526,105	50.01%	267,954	200,326	685,285	481,848	134,004	100,183	342,711	240,972
- Haitong Banco de Investimento do Brasil S.A.	420,000	572,858	12,734	12,734	-	20.00%	11,220	3,015	45,680	9,345	2,244	603	9,136	1,869
- Others (3)	-	-	-	-	-	-	-	-	-	-	101,297	68,223	283,299	145,690
Share of profit (loss) of associates and jointly controlled companies											**237,545**	**169,009**	**635,146**	**388,531**

(1) The adjustment considers income periodically calculated by the companies and includes equity variations recognized by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable;

(2) Investment in jointly controlled companies; and

(3) Includes, primarily, the adjustments resulting from the assessment by the equity method in public companies (Cielo S.A., Fleury S.A. and IRB-Brasil Resseguros S.A. until March 31, 2020).

14) PREMISES AND EQUIPMENT

						R$ thousand
					Cost, net of depreciation	
	Annual depreciation rate	Cost	Accumulated depreciation	Accumulated Impairment of Assets	On September 30, 2021	On December 31, 2020
Property and equipment:						
- Buildings	4%	2,764,689	(1,010,370)	(2,301)	1,752,018	1,816,468
- Land	-	831,886	-	30,983	862,869	863,480
Facilities, furniture and premises and equipment	10%	5,690,072	(3,135,555)	(59,983)	2,494,534	2,623,051
Security and communication systems	10%	379,545	(261,103)	-	118,442	152,264
Data processing systems	20 to 40%	10,352,087	(7,115,278)	-	3,236,809	3,357,720
Transportation systems	10 to 20%	195,847	(95,138)	(25)	100,684	113,015
Assets under construction	-	497,061	-	-	497,061	519,465
Total on September 30, 2021		**20,711,187**	**(11,617,444)**	**(31,326)**	**9,062,417**	
Total on December 31, 2020		**20,923,269**	**(11,433,018)**	**(44,788)**		**9,445,463**

The fixed assets to shareholders' equity ratio is 29.4% (30.1% on December 31, 2020) when only considering companies and payment institutions within the economic group (the "Prudential Conglomerate"), where the maximum limit is 50.0% as required by Resolution No. 2,669/99.

15) INTANGIBLE ASSETS

a) Goodwill

The goodwill recognized from investment acquisitions totaled R$3,992,445 thousand (R$4,874,282 thousand on December 31, 2020), net of provisions for impairment and accumulated amortization, of which: (i) R$1,589,852 thousand (R$1,370,638 thousand on December 31, 2020) recognized in 'Investments' arose from the acquisition of shares of associates and jointly controlled companies (Cielo/Fleury); and (ii) R$2,402,593 thousand (R$3,503,644 thousand on December 31, 2020) arose from the acquisition of shares of subsidiaries, relating to the future profitability/client portfolio/fair value, which is amortized in up to twenty years, recognized in Intangible Assets.

In the nine month period ended September 30, 2021, goodwill was amortized totaling R$1,132,666 thousand (R$1,205,951 thousand in 2020) (Note 32).

b) Intangible assets

Acquired intangible assets consist of:

					R$ thousand
				Cost net of amortization	
	Rate of Amortization (1)	Cost	Accumulated amortization	On September 30, 2021	On December 31, 2020
Acquisition of rights to provide financial services	Contract	8,891,218	(4,774,918)	4,116,300	4,151,613
Software	20%	14,067,715	(9,279,732)	4,787,983	3,988,313
Goodwill (2)	Up to 20%	13,588,301	(10,629,294)	2,959,007	4,060,058
Other	Contract	435,018	(396,147)	38,871	50,604
Total on September 30, 2021		**36,982,252**	**(25,080,091)**	**11,902,161**	
Total on December 31, 2020		**34,395,581**	**(22,144,993)**		**12,250,588**

(1) Intangible assets are amortized over an estimated period of economic benefit, composed of: (i) Software and Other recorded under "Other Administrative Expenses"; and (ii) Acquisition of Payroll and Goodwill in "Other Operating Expenses";

(2) On September 30, 2021, primarily composed of goodwill on the acquisition of equity interest in BAC Florida Bank - R$1,456,141 thousand (R$1,706,513 thousand in 2020), Odonto System – R$126,774 thousand (R$143,223 thousand in 2020), Bradescard Mexico - R$11,786 thousand (R$12,796 thousand in 2020), Bradesco BBI – R$55,829 thousand (R$69,026 thousand in 2020), Kirton Bank - R$623,653 thousand (R$1,421,663 thousand in 2020) and RCB Investimentos - R$107,989 thousand (R$141,023 thousand in 2020).

c) Changes in intangible assets by type

	R$ thousand			
	On December 31, 2020	Additions / (reductions)	Amortization for the period	On September 30, 2021
Acquisition of rights to provide financial services	4,151,613	925,952	(961,265)	4,116,300
Software	3,988,313	1,358,147	(558,477)	4,787,983
Goodwill – Future profitability (1)	3,016,257	31,615	(760,981)	2,286,891
Goodwill – Based on intangible assets and other reasons (1)	573,316	-	(337,624)	235,692
Goodwill – Difference in fair value of assets/liabilities	470,485	-	(34,061)	436,424
Other	50,604	248,886	(260,619)	38,871
Total	**12,250,588**	**2,564,600**	**(2,913,027)**	**11,902,161**
Total (2)	**12,250,976**	**1,518,787**	**(2,888,597)**	**10,881,166**

(1) Based on a purchase price allocation study report ("PPA"), prepared by a specialized and independent contractor, it made the initial allocation of the fair value of the assets acquired and liabilities assumed by BAC Florida; and
(2) Corresponds to the movement of assets from December 31, 2019 to September 30, 2020.

16) OTHER ASSETS

	R$ thousand	
	On September 30, 2021	On December 31, 2020
Prepaid taxes	12,622,092	15,330,420
Other assets and values (a)	5,310,086	5,358,150
Other debtors	2,848,709	3,437,752
Interbank and interdepartmental accounts	294,963	669,474
Specific receivables	108,574	105,410
Other	2,008,439	1,851,495
Total	**23,192,863**	**26,752,701**

a) Other Assets and Values

I) Non-financial assets held for sale/other

	R$ thousand			
	Cost	Accumulated Impairment of Assets	Cost net of provision	
			On September 30, 2021	On December 31, 2020
Real estate	2,664,339	(1,706,412)	957,927	995,567
Vehicles and similar	528,770	(285,305)	243,465	206,071
Inventories/warehouse	11,933	-	11,933	13,243
Machinery and equipment	4,548	(3,051)	1,497	1,487
Other	19,577	(18,313)	1,264	40
Total on September 30, 2021	**3,229,167**	**(2,013,081)**	**1,216,086**	
Total on December 31, 2020	**3,251,170**	**(2,034,762)**		**1,216,408**

II) Prepaid expenses

	R$ thousand	
	On September 30, 2021	On December 31, 2020
Deferred insurance acquisition costs (1)	1,151,579	1,070,033
Commission on the placement of loans and financing (2)	21,646	66,835
Advertising and marketing expenses (3)	227,505	404,145
Other (4)	680,189	565,967
Total	**2,080,919**	**2,106,980**

(1) Commissions paid to brokers and representatives on sale of insurance, pension plans and capitalization bond products;
(2) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;
(3) Prepaid expenses of future advertising and marketing campaigns on media; and
(4) It includes, primarily: (i) anticipation of commissions concerning the operational agreement to offer credit cards and other products; and (ii) card issue costs.

17) DEPOSITS FROM BANKS

						R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On September 30, 2021	On December 31, 2020
Demand deposits - Financial Institutions	1,125,432	-	-	-	1,125,432	1,593,170
Interbank deposits	30,604	3,688,170	591,044	143,166	4,452,984	797,216
Securities sold under agreements to repurchase (a)	225,799,562	4,833,630	29,532	2,176,391	232,839,115	217,108,353
Borrowings (b)	4,249,321	20,353,776	8,118,919	217,662	32,939,678	23,966,470
Onlending (c)	1,541,635	2,676,720	3,157,628	16,134,166	23,510,149	23,814,958
Total on September 30, 2021	232,746,554	31,552,296	11,897,123	18,671,385	294,867,358	
%	78.9	10.7	4.0	6.4	100.0	
Total on December 31, 2020	221,467,748	18,319,819	9,944,641	17,547,959		267,280,167
%	82.9	6.9	3.7	6.5		100.0

a) Securities sold under agreements to repurchase

						R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On September 30, 2021	On December 31, 2020
Securities pledged as collateral	149,758,746	3,260,710	29,532	2,176,391	155,225,379	81,219,925
• Government securities	142,582,066	594,379	-	-	143,176,445	68,628,805
• Debentures	1,990,106	704,539	-	11,198	2,705,843	7,059,698
• Foreign	5,186,574	1,961,792	29,532	2,165,193	9,343,091	5,531,422
Securities received as collateral (1)	59,791,038	1,540,791	-	-	61,331,829	125,383,812
Right to sell or repledge the collateral (1)	16,249,778	32,129	-	-	16,281,907	10,504,616
Total on September 30, 2021	225,799,562	4,833,630	29,532	2,176,391	232,839,115	
%	97.0	2.1	-	0.9	100.0	
Total on December 31, 2020	215,010,248	561,529	10,993	1,525,583		217,108,353
%	99.0	0.3	-	0.7		100.0

(1) Represented by government securities.

b) Borrowing

						R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On September 30, 2021	On December 31, 2020
Overseas	4,249,321	20,353,776	8,118,919	217,662	32,939,678	23,966,470
Total on September 30, 2021	4,249,321	20,353,776	8,118,919	217,662	32,939,678	
%	12.9	61.8	24.6	0.7	100.0	
Total on December 31, 2020	2,870,597	15,074,570	6,021,303	-		23,966,470
%	12.0	62.9	25.1	-		100.0

c) On-lending [(1)]

						R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On September 30, 2021	On December 31, 2020
In Brazil	1,541,635	2,676,720	3,157,628	16,134,166	23,510,149	23,814,958
- FINAME	345,181	1,387,966	1,792,403	7,819,010	11,344,560	10,979,709
- BNDES	1,196,454	1,288,729	1,252,162	8,313,737	12,051,082	12,720,831
- National Treasury	-	-	113,063	-	113,063	112,354
- Other institutions	-	25	-	1,419	1,444	2,064
Total on September 30, 2021	1,541,635	2,676,720	3,157,628	16,134,166	23,510,149	
%	6.6	11.4	13.4	68.6	100.0	
Total on December 31, 2020	1,841,255	2,559,667	3,391,905	16,022,131		23,814,958
%	7.7	10.8	14.2	67.3		100.0

(1) Onlendings consist of funds borrowed for local onlending, in which we borrow from Brazilian governmental agencies and entities to make loans to Brazilian entities for investments in facilities, equipment and farming, among others.

d) Borrowing and on-lending expenses

				R$ thousand
	For the three-month period ended September 30		For the nine month period ended September 30	
	2021	2020	2021	2020
Borrowing:				
- In Brazil	72,119	1,608	87,593	13,751
- Overseas	4,616,648	1,975,489	3,049,420	28,913,941
- Exchange variation from other assets and liabilities overseas	(2,429,719)	(713,331)	(1,221,640)	(18,006,213)
Subtotal borrowing	2,259,048	1,263,766	1,915,373	10,921,479
On-lending in Brazil:				
- BNDES	232,650	178,266	668,738	471,597
- FINAME	240,532	193,136	584,738	643,612
- National Treasury	757	949	1,287	3,390
- Other institutions	2	2	4	4
On-lending overseas:				
- Payables to foreign bankers (Note 12a)	1,247,201	960,614	1,436,308	5,844,204
Subtotal on-lending	1,721,142	1,332,967	2,691,075	6,962,807
Total	3,980,190	2,596,733	4,606,448	17,884,286

e) Cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds

				R$ thousand
	For the three-month period ended September 30		For the nine month period ended September 30	
	2021	2020	2021	2020
Savings deposits	1,147,207	656,542	2,634,424	2,404,344
Time deposits	3,191,607	1,275,178	6,393,517	4,437,674
Securities sold under agreements to repurchase	3,234,762	1,558,609	7,328,438	6,596,873
Funds from securities issued (Note 19a)	2,158,939	1,007,992	4,316,482	4,854,907
Subordinated debts (Note 20b)	861,416	568,329	1,917,989	1,910,324
Other funding expenses	238,001	211,177	607,880	644,348
Subtotal	10,831,932	5,277,827	23,198,730	20,848,470
Cost for inflation and interest adjustment of technical provisions of insurance, pension plans and capitalization bonds	1,938,053	2,777,320	8,425,231	11,845,190
Total	12,769,985	8,055,147	31,623,961	32,693,660

(1) Comprises the balance of financial income from insurance, pension plans and capitalization bonds (Note 10f III).

18) DEPOSITS FROM CUSTOMERS

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On September 30, 2021	On December 31, 2020
Demand deposits - customers (1)	51,706,916	-	-	-	51,706,916	50,247,334
Savings deposits (1)	137,134,648	-	-	-	137,134,648	136,698,248
Time deposits (2)	24,611,636	33,830,721	72,465,182	240,035,507	370,943,046	358,347,161
Total on September 30, 2021	213,453,200	33,830,721	72,465,182	240,035,507	559,784,610	
%	38.2	6.0	12.9	42.9	100.0	
Total on December 31, 2020	202,956,337	50,518,912	54,368,623	237,448,871		545,292,743
%	37.2	9.3	10.0	43.5		100.0

(1) Classified within 1 to 30 days, without considering the historical turnover average; and
(2) Consider the maturities established in the contracts.

19) SECURITIES ISSUED

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On September 30, 2021	On December 31, 2020
Securities – Brazil:						
- Letters of credit for real estate	996,310	4,942,658	7,176,071	16,095,239	29,210,278	27,601,333
- Letters of credit for agribusiness	284,554	1,500,075	2,291,914	12,581,008	16,657,551	14,694,484
- Financial bills (1)	919,658	30,086,339	10,379,760	37,014,611	78,400,368	81,588,961
- Letters of credit guaranteed by property (2)	-	2,573,390	2,663,292	6,223,581	11,460,263	7,930,718
Subtotal	2,200,522	39,102,462	22,511,037	71,914,439	135,728,460	131,815,496
Securities – Overseas:						
- MTN Program Issues (3)	405,782	117,711	388,572	877,214	1,789,279	2,113,000
- Securitization of future flow of money orders received from overseas	231,880	69,345	54,394	8,461,330	8,816,949	9,119,512
- Issuance costs	-	-	-	(2,011)	(2,011)	(7,256)
Subtotal	637,662	187,056	442,966	9,336,533	10,604,217	11,225,256
Structured Operations Certificates	16,810	66,906	75,336	2,294,561	2,453,613	1,863,073
Total on September 30, 2021	2,854,994	39,356,424	23,029,339	83,545,533	148,786,290	
%	1.9	26.5	15.5	56.1	100.0	
Total on December 31, 2020	2,461,435	33,338,441	34,365,862	74,738,087		144,903,825
%	1.7	23.0	23.7	51.6		100.0

(1) On December 31, 2020, includes the amount of R$2,034,532 thousand, related to Financial Bills with guarantee in financial assets (LFG), registered in accordance with Circular Letter No. 4,050 of BACEN of May 13, 2020, transaction settled on May 6, 2021;
(2) Funding guaranteed by the real estate credit portfolio, in the amount of R$10,182,577 thousand (R$8,942,892 thousand in December 31, 2020), which complies with all the requirements determined by BACEN Resolution No. 4,598/17, of which: sufficiency requirement, liquidity requirement, term requirement, Programs 1, 2 and 3 for the issuance of letters of credit guaranteed by property (LIGs) had, at issuance, respectively, a weighted average term for the portfolio of assets of 307, 256 and 244 months and a term of 6, 51 and 50 months, the credit rights correspond to 53.04% of total assets and 0.71% of the value of collateral of the properties, Currently, the credit portfolio of the guarantor assets is concentrated in the AA and A ratings, with 84.89% and 9.42%, respectively. Additionally, the LIG Term of Issue and the asset portfolio management policy, pursuant to article 11 of BACEN Resolution No. 4,598/17; and
(3) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term.

a) Movement of funds from securities issued

	R$ thousand	
	2021	2020
Opening Balances at the beginning of the year	**144,903,825**	**170,727,563**
Issuance	75,227,466	48,001,287
Interest	4,316,482	4,854,907
Settlement and interest payments	(76,288,144)	(70,508,983)
Exchange variation	626,661	928,487
Closing balance on September 30	**148,786,290**	**154,003,261**

20) SUBORDINATED DEBT

a) Composition by maturity

				R$ thousand
	Original term in years	Nominal amount	On September 30, 2021	On December 31, 2020
In Brazil				
Financial bills:				
2022	7	3,306,811	5,299,632	6,662,957
2023	7	1,347,452	2,079,087	2,011,986
2024	7	67,450	101,278	93,765
2025	7	5,425,906	6,299,401	6,126,601
2027	7	401,060	420,012	403,352
2021	8	-	-	2,565
2023	8	1,523,546	2,621,486	2,798,899
2024	8	136,695	208,086	196,932
2025	8	6,193,653	6,349,653	6,340,117
2026	8	694,800	805,064	783,605
2028	8	55,437	57,952	55,702
2021	9	-	-	15,460
2024	9	4,924	10,262	9,347
2025	9	370,344	531,515	507,771
2027	9	89,700	110,671	104,782
2021	10	15,061	47,401	56,608
2022	10	54,143	141,457	128,910
2023	10	688,064	1,439,636	1,318,725
2025	10	284,137	676,603	596,797
2026	10	196,196	364,287	329,699
2027	10	256,243	365,449	338,894
2028	10	248,300	340,915	308,959
2030	10	134,500	150,603	139,596
2031	10	3,974,800	4,040,872	-
2026	11	3,400	5,922	5,477
2027	11	47,046	68,764	65,771
2028	11	74,764	110,777	100,369
Perpetual		11,050,555	11,360,907	9,389,642
Subtotal in Brazil			**44,007,692**	**38,893,288**
Overseas:				
2021	11	-	-	8,539,366
2022	11	5,983,340	6,010,822	5,822,747
Issuance costs on funding			(8,636)	(9,169)
Subtotal overseas			**6,002,186**	**14,352,944**
Total (1) (2) (3)			**50,009,878**	**53,246,232**

(1) It includes the amount of R$23,319,519 thousand (R$26,741,610 thousand on December 31, 2020), refers to subordinated debts recognized as "Eligible Debt Capital Instruments" for regulatory capital purpose – see note 35b;

(2) The information on results is presented on Note 17e, cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds; and

(3) In the nine month period ended September 30, 2021, the subordinated debt issued abroad - Bradesco Grand Cayman - reached the maturity date and was settled for R$8,314,720 thousand.

b) Movement of subordinated debts

	R$ thousand	
	2021	2020
Opening Balances at the beginning of the year	53,246,232	49,313,508
Issuance	5,735,100	149,204
Interest	1,917,989	1,910,324
Settlement and interest payments	(10,826,743)	(1,701,807)
Exchange variation/Others	(62,700)	4,435,780
Closing balance on September 30	50,009,878	54,107,009

21) OTHER FINANCIAL LIABILITIES

	R$ thousand	
	On September 30, 2021	On December 31, 2020
Foreign exchange portfolio (Note 12a)	35,631,416	18,757,631
Interbank and interdepartmental accounts	29,465,489	28,284,539
Securities trading	5,484,436	5,877,144
Obligations for operations linked to assignment	5,098,707	6,098,991
Total	75,680,048	59,018,305

22) PROVISIONS

a) Insurance, Pension Plans and Capitalization Bonds

I) Technical provisions by account

R$ thousand

	Insurance (1)		Life and pension plans (2)		Capitalization bonds		Total	
	On September 30, 2021	On December 31, 2020	On September 30, 2021	On December 31, 2020	On September 30, 2021	On December 31, 2020	On September 30, 2021	On December 31, 2020
Current and long-term liabilities								
Mathematical reserve for unvested benefits (PMBAC)	1,170,889	1,225,279	237,746,934	237,436,250	-	-	238,917,823	238,661,529
Mathematical reserve for vested benefits (PMBC)	685,241	612,835	11,669,199	10,403,722	-	-	12,354,440	11,016,557
Mathematical reserve for capitalization bonds (PMC)	-	-	-	-	7,302,964	7,430,426	7,302,964	7,430,426
Reserve for claims incurred but not reported (IBNR)	4,849,417	4,040,072	1,061,398	945,744	-	-	5,910,815	4,985,816
Unearned premium reserve	4,693,849	4,381,913	2,380,007	1,719,098	-	-	7,073,856	6,101,011
Reserve for unsettled claims (PSL)	5,053,626	4,893,477	2,013,672	1,677,216	-	-	7,067,298	6,570,693
Reserve for financial surplus (PET)	-	-	833,744	783,786	-	-	833,744	783,786
Reserve for draws (PSR) and Reserve for redemptions (PR)	-	-	-	-	1,109,496	1,053,215	1,109,496	1,053,215
Other reserves	3,383,433	3,136,012	5,077,214	4,780,007	80,014	87,278	8,540,661	8,003,297
Total technical provisions	19,836,455	18,289,588	260,782,168	257,745,823	8,492,474	8,570,919	289,111,097	284,606,330

II) Guarantees for technical provisions – minimum and actual values

R$ thousand

	Insurance		Life and pension plans		Capitalization bonds		Total	
	On September 30, 2021	On December 31, 2020	On September 30, 2021	On December 31, 2020	On September 30, 2021	On December 31, 2020	On September 30, 2021	On December 31, 2020
Total technical provisions	19,836,455	18,289,588	260,782,168	257,745,823	8,492,474	8,570,919	289,111,097	284,606,330
(+) Monetary effect on the preparation of LAT (3)	-	-	3,018,946	2,700,356	-	-	3,018,946	2,700,356
(-) Portion corresponding to contracted reinsurance	(8,436)	(21,617)	(15,513)	(13,114)	-	-	(23,949)	(34,731)
(-) Premiums receivables	(1,613,261)	(1,502,349)	-	-	-	-	(1,613,261)	(1,502,349)
(-) Unearned premium reserve – Health and dental insurance (4)	(1,824,044)	(1,656,290)	-	-	-	-	(1,824,044)	(1,656,290)
Technical provisions to be covered	16,390,714	15,109,332	263,785,601	260,433,065	8,492,474	8,570,919	288,668,789	284,113,316
Investment fund quotas (VGBL and PGBL)	-	-	207,324,023	211,617,915	-	-	207,324,023	211,617,915
Investment fund quotas (excluding VGBL and PGBL)	4,465,346	4,367,527	24,609,643	29,465,654	1,005,947	785,435	30,080,936	34,618,616
Government securities	13,441,258	13,470,796	34,709,828	29,871,219	7,751,273	8,652,529	55,902,359	51,994,544
Private securities	-	34,580	31,826	79,114	-	-	31,826	113,694
Total assets held to guarantee technical provisions	17,906,604	17,872,903	266,675,320	271,033,902	8,757,220	9,437,964	293,339,144	298,344,769

(1) "Other reserves" - Insurance includes the Provision for Insufficient Premiums (PIP) of R$3,280,927 thousand (R$3,044,169 thousand in December 31, 2020) and the Reserve for Related Expenses of R$88,040 thousand (R$78,673 thousand in December 31, 2020);

(2) "Other reserves" - Life and Pension Plan mainly includes the "Reserve for redemption and other amounts to be settled" in the amount of R$3,047,833 thousand (R$2,822,392 thousand in December 31, 2020), "Reserve for related expenses" of R$703,616 thousand (R$633,768 thousand in December 31, 2020) and "Other technical provisions" of R$1,305,127 thousand (R$1,305,127 thousand in December 31, 2020);

(3) The result of the liability adequacy test, carried out for the base date of June 30, 2021, showed a total insufficiency of R$3,018,946 thousand, which was fully offset by the portion corresponding to the difference between the market value and the value accounting of securities linked as guarantee of technical provisions classified in the category "held to maturity", as required by Circular SUSEP 517/15 and subsequent amendments. As a result, there was no need to establish a supplementary coverage provision on the base date; and

(4) Deduction set forth in Article 4 of ANS Normative Resolution No. 392/15.

III) Insurance, pension plan contribution and capitalization bond retained premiums

	R$ thousand			
	For the three-month period ended September 30		For the nine month period ended September 30	
	2021	2020	2021	2020
Written premiums	11,919,151	10,910,526	34,927,939	31,550,605
Pension plan contributions (including VGBL)	7,747,478	7,845,995	21,454,439	20,034,236
Capitalization bond income	1,506,003	1,410,276	4,223,314	4,075,916
Ceded coinsurance premiums	(15,873)	(14,929)	(33,719)	(50,035)
Refunded premiums	(6,725)	(8,458)	(18,913)	(35,104)
Net written premiums earned	**21,150,034**	**20,143,410**	**60,553,060**	**55,575,618**
Reinsurance premiums paid	(4,976)	(15,125)	(17,864)	(28,194)
Insurance, pension plan and capitalization bond retained premiums	**21,145,058**	**20,128,285**	**60,535,196**	**55,547,424**
Changes in technical provisions for insurance, pension plans and capitalization bonds	(8,879,954)	(8,705,485)	(25,014,430)	(22,387,407)
Capitalization bond prize draws and redemptions	(1,335,064)	(1,261,043)	(3,754,108)	(3,644,003)
Retained claims	(8,966,808)	(7,254,196)	(25,617,612)	(19,917,349)
Insurance, pension plan and capitalization expenses	(840,101)	(778,013)	(2,419,458)	(2,338,010)
Other income from insurance, pension plans and capitalization bonds	**1,123,131**	**2,129,548**	**3,729,588**	**7,260,655**

b) Other reserves

	R$ thousand	
	On September 30, 2021	On December 31, 2020
Provision for contingencies (Note 23)	23,629,554	24,254,031
Provision for Financial guarantees provided (I)	2,186,339	2,219,444
Other	9,452,431	9,205,601
Total	**35,268,324**	**35,679,076**

I) Financial guarantees

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is formed based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In the case of retail operations, quantitative models are adopted, while in wholesale the combination of quantitative models with individualized analyzes is adopted.

	R$ thousand			
	On September 30, 2021		On December 31, 2020	
	Guaranteed Values	Provisions	Guaranteed Values	Provisions
Sureties and guarantees in judicial and administrative proceedings of a fiscal nature	35,631,763	(847,765)	36,166,993	(856,200)
Bank sureties	41,485,903	(1,335,802)	43,056,285	(1,353,020)
Others	2,079,101	(2,772)	1,013,324	(10,224)
Total	**79,196,767**	**(2,186,339)**	**80,236,602**	**(2,219,444)**

23) PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a) Contingent assets

Contingent assets are not recognized in the consolidated financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b) Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

I - Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid "overtime", pursuant to Article 224 of the Consolidation of Labor Laws (CLT). Considering that labor lawsuits have similar characteristics, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints settled in the past 12 months before and after the labor reform, and inflation adjustment on the average calculated values.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract, so that the claims filed by Bradesco's former employees do not represent individually relevant amounts.

II - Civil claims

These are claims for pain and suffering and property damages, related to banking products and services, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of the legal advisors, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts. Most of these lawsuits involve the Special Civil Court (JEC), in which the claims are limited to 40 minimum wages.

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government's economic policy to reduce inflation in the 80s and 90s, Bradesco, despite

complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ), such as, for example, the application of default interest in executions arising from Public Civil Actions, interest payments and succession.

In December 2017, with the mediation of the Attorney's General Office (AGU), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of 5 (five) years, the Federal Supreme Court approved the extension of the agreement for 30 months, an opportunity in which it will evaluate the results and may extend it for another 30 months. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer. It is important to note that Bradesco understands that the provisioning was made to cover the eligible proceedings to the related agreement. The proceedings that are not in the scope of the agreement, including those related to merged banks are individually assessed based on the procedural stage they are in.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

III - Provision for tax risks

The Organization has been discussing judicially the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recognized in full, although there is a reasonable possibility of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these provisions for cases for which the risk of loss is deemed as probable and legal obligations is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

- PIS and Cofins - R$2,711,478 thousand (R$2,702,641 thousand on December 31, 2020): Bradesco is requesting to calculate and pay contributions to PIS and Cofins only on the sale of goods/rendering of services (billing), excluding financial income from the calculation base;

- Pension Contributions – R$1,864,518 thousand (R$1,785,787 thousand on December 31, 2020): official notifications related to the pension contributions made to private pension plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding IRRF on such financial contributions;

- IRPJ/CSLL on losses of credits – R$881,088 thousand (R$1,262,225 thousand on December 31, 2020): Bradesco is requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

- IRPJ/CSLL on MTM - R$642,970 thousand (R$635,802 thousand on December 31, 2020): assessment received challenging the deduction of certain mark-to-market gains from securities in the calculation of IRPJ and CSLL in 2007;

- PIS and Cofins - R$513,861 thousand (R$415,785 thousand on December 31, 2020): Bradesco is requesting to calculate and pay contributions to PIS and Cofins under the cumulative regime (3.65% rate on sales of goods/installment services); and

- INSS – Contribution to SAT – R$446,320 thousand (R$440,524 thousand on December 31, 2020): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, in which the classification of banks at the highest level of risk is questioned, with respect to Work Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07;

- INSS Autonomous Brokers – R$340,536 thousand (R$333,852 thousand on December 31, 2020): The Bradesco Organization is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional of 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8,212/91, as new wording in Law No. 9,876/99.

In general, the duration of the lawsuits in the Brazilian judicial system are unpredictable, which is why there is no disclosure of the expected date for judgment of these lawsuits.

IV - Provisions by nature

		R$ thousand
	On September 30, 2021	On December 31, 2020
Labor claims	6,746,286	6,890,498
Civil claims	8,783,115	9,092,421
Provision for tax risks	8,100,153	8,271,112
Total (Note 22b)	**23,629,554**	**24,254,031**

V - Changes in provisions – Provision expenses

			R$ thousand
	Labor	Civil	Tax
Balance on December 31, 2020	**6,890,498**	**9,092,421**	**8,271,112**
Adjustment for inflation	601,492	367,786	105,346
Provisions, net of (reversals and write-offs)	785,229	873,887	(263,701)
Payments	(1,530,933)	(1,550,979)	(12,604)
Balance on September 30, 2021	**6,746,286**	**8,783,115**	**8,100,153**

c) Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which any of its group companies is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on September 30, 2021, R$7,670,520 thousand (R$7,222,015 thousand on December 31, 2020) for civil claims and R$37,448,081 thousand (R$35,761,167 thousand on December 31, 2020) for tax proceedings.

The main tax proceedings with this classification are:

- IRPJ and CSLL deficiency note – 2013 to 2015 – R$9,595,939 thousand (R$9,431,944 thousand on December 31, 2020): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization;

- IRPJ and CSLL – 2004 to 2017 – R$7,467,557 thousand (R$7,251,952 thousand on December 31, 2020), relating to goodwill amortization being disallowed on the acquisition of investments;

- COFINS – 2001 to 2005 – R$5,430,694 thousand (R$5,354,315 thousand on December 31, 2020): Fines and disallowances of Cofins loan compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law No. 9,718/98);

- Leasing companies' Tax on Services of any Nature (ISSQN), R$2,677,940 thousand (R$2,485,745 thousand on December 31, 2020) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected;

- Social Security Contribution Taxes – 2014 to 2021 – R$2,170,515 thousand (R$2,079,650 thousand on December 31, 2020): related to food and meal allowance made available to employees, according to the Worker's Food Program – PAT, through card and not "in natura";

- PIS and COFINS notifications and disallowances of compensations – R$1,489,687 thousand (R$1,444,586 thousand on December 31, 2020): related to the unconstitutional extension of the basis of calculation intended for other income related to the unconstitutional extension of the basis of calculation to revenues other than billed operating revenues (Law No. 9,718/98) in acquired companies;

- IRPJ and CSLL deficiency note – 2000 to 2014 – R$1,157,814 thousand (R$848,605 thousand on December 31, 2020): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

- IRPJ and CSLL deficiency note – 2005 to 2016 – R$869,104 thousand (R$834,272 thousand on December 31, 2020): relating to disallowance of expenses with credit losses;

- IRPJ and CSLL deficiency note – 2008 to 2013 – R$680,635 thousand (R$649,441 thousand on December 31, 2020): relating to profit of subsidiaries based overseas; and

- PLR - Profit Sharing - Base years from 2009 to 2011 - R$503,747 thousand (R$463,501 thousand on December 31, 2020): assessments for the social security contribution on amounts paid to employees as profit sharing, for alleged failure to comply with the rules contained in Law No. 10,101/00.

d) Other matters

Due to the so-called "Operação Zelotes" ("Zealots Operation"), which investigates the alleged improper performance of members of CARF – Administrative Council of Tax Appeals, a criminal proceeding against two former members of Bradesco's Board of Executive Officers was opened in 2016 and received by the 10th Federal Court of Judicial Section of the Federal District. The investigation phase of the process was already completed and is currently waiting for the decision of the first-degree court, Bradesco is not part of this process.

The Company's Management conducted an internal evaluation of records and documents related to the matter and found no evidence of any illegal conduct practiced by its former representatives.

As a result of Operação Zelotes, the Corregedoria Geral do Ministério da Fazenda (General Internal Affairs of the Ministry of Finance) promoted an investigative administrative procedure to verify the need for the establishment of an Administrative Accountability Process ("PAR"). The filing decision of the related procedure was published in Section 2 of the Diário Oficial da União (Federal Official Gazette) on February 3, 2020. The decision given by the Official of the Ministry of Economy accepted in full the Final Report of the Processing Committee, the Opinion of the National Treasury Attorney General's Office and the Joint Order of the General Coordination of Management and Administration, and of the Leadership of the Advisory and Judgment Division, which confirmed, expressly recognizing, the lack of evidence that Bradesco had promised, offered or given, directly or indirectly, an unfair advantage to public agents involved in the related operation, in accordance with the provisions laid down in Article 5, section I, of Law No. 12,846, of 2013.

24) OTHER LIABILITIES

		R$ thousand
	On September 30, 2021	On December 31, 2020
Sundry creditors	4,683,972	5,289,505
Payment of taxes and other contributions	6,439,505	708,886
Credit card operations	3,248,998	3,337,346
Taxes and contributions payable	4,335,990	3,853,700
Liabilities for acquisition of assets and rights	1,411,033	1,582,134
Social and statutory	449,912	3,747,682
Obligations for quotas of investment funds	3,068,230	2,929,138
Other	7,230,222	8,452,564
Total	**30,867,862**	**29,900,955**

25) SHAREHOLDERS' EQUITY

a) Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On September 30, 2021	On December 31, 2020
Common	4,870,579,247	4,435,106,575
Preferred	4,848,500,325	4,435,106,111
Subtotal	**9,719,079,572**	**8,870,212,686**
Treasury (common shares) (1)	(17,493,900)	(7,307,259)
Treasury (preferred shares) (1)	(12,051,100)	(27,378,542)
Total outstanding shares	**9,689,534,572**	**8,835,526,885**

(1) In the first quarter of 2021, the cancellation of all shares held in treasury issued by the Company was approved and after revocation in April 2021, the repurchase of shares issued by the company to be held in treasury was approved (item e).

b) Changes in quantity of outstanding shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2020	4,427,799,316	4,407,727,569	8,835,526,885
Increase of capital stock with issuing of shares – bonus of 10% (1)	442,779,931	440,772,756	883,552,687
Acquisition of treasury shares	(17,493,900)	(12,051,100)	(29,545,000)
Number of outstanding shares as at September 30, 2021	4,853,085,347	4,836,449,225	9,689,534,572

(1) It benefited the shareholders registered in the records of Bradesco on April 16, 2021.

In the Special Shareholders' Meeting of March 10, 2021, the approval was proposed by the Board of Directors to increase the capital stock by R$4,000,000 thousand, increasing it from R$79,100,000 thousand to R$83,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account "Profit Reserves - Statutory Reserve", in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 883,552,687 new nominative-book entry shares, with no nominal value, whereby 442,779,931 are common and 440,772,756 are preferred shares, which will be allocated free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date.

c) Earnings per share

i. Basic earnings per share

Basic earnings per share were calculated based on the weighted average number of common and preferred shares outstanding, as shown in the table below:

	For the nine month period ended September 30	
	2021 (1)	2020 (1)
Net earnings attributable to the Organization's common shareholders (R$ thousand)	8,962,611	5,290,300
Net earnings attributable to the Organization's preferred shareholders (R$ thousand)	9,812,435	5,791,921
Weighted average number of common shares outstanding (thousands)	4,865,772	4,870,579
Weighted average number of preferred shares outstanding (thousands)	4,845,108	4,848,500
Basic earnings per share attributable to common shareholders of the Organization (in Reais)	1.84	1.09
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	2.03	1.19

ii. Diluted earnings per share

Diluted earnings per share is the same as basic earnings per share since there are no potentially dilutive instruments.

d) Interest on Shareholders' Equity/dividends

Bradesco's capital remuneration policy aims to distribute interest on shareholders' equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company's Bylaws.

At a meeting of the Board of Directors held on June 22, 2021, the Board of Executive Officers' proposal was approved for payment to shareholders of intermediary interest on shareholders' equity, for the first half of 2021, in the amount of R$ 5,000,000 thousand, representing R$ $0.490007301 per common share and R$0.539008031 per preferred share, which payment was made on July 12, 2021.

Interest on shareholders' equity for the nine month period ended September 30, 2021, is calculated as follows:

	R$ thousand	% (1)
Net income for the period	18,775,046	
(-) Legal reserve	938,752	
Adjusted calculation basis	**17,836,294**	
Monthly and intermediary interest on shareholders' equity (gross), paid	6,519,032	
Withholding income tax on interest on shareholders' equity	(977,855)	
Interest on shareholders' equity (net) accumulated on September 30, 2021	**5,541,177**	**31.07**
Interest on shareholders' equity (net) accumulated on September 30, 2020	**3,158,433**	**30.00**

(1) Percentage of interest on shareholders' equity/the adjusted calculation basis.

Interest on shareholders' equity/dividends were paid or recognized in provisions, as follows:

Description	Per share (gross)		Gross amount paid	Withholding Income Tax (IRRF) (15%)	Net amount paid
	Common	Preferred			R$ thousand
Monthly interest on shareholders' equity paid	0.155248	0.170773	1,381,919	207,288	1,174,631
Supplementary interest on shareholders´ equity paid	0.251597	0.276756	2,333,885	350,083	1,983,802
Total accrued on September 30, 2020	**0.406845**	**0.447529**	**3,715,804**	**557,371**	**3,158,433**
Monthly interest on shareholders' equity paid	0.155248	0.170773	1,519,032	227,855	1,291,177
Intermediary interest on shareholders' equity paid (1)	0.490007	0.539008	5,000,000	750,000	4,250,000
Total accrued on September 30, 2021	**0.645256**	**0.709781**	**6,519,032**	**977,855**	**5,541,177**

(1) Paid on July 12, 2021.

e) Treasury shares

In the Special Shareholders' Meeting held on March 10, 2021, was approved the cancellation of all shares held in the treasury issued by the Company, acquired through a share buyback program, consisting of 34,685,801 nominative-book-entry shares, being 7,307,259 common shares and 27,378,542 preferred, without reduction of share capital, approved by Bacen on April 6, 2021.

On April 23, 2021, the Board of Directors decided to revoke the repurchase program of shares issued for treasury and subsequent sale or cancellation, currently in effect, approved on December 23, 2020, which authorized the acquisition of up to 15,000,000 shares and institute a new repurchase program ("new program") that authorizes Bradesco's Board of Directors to acquire, in the period from April 26, 2021 up to 48,705,792 common shares and up to 48,485,003 preferred shares.

On September 30, 2021, 17,493,900 common shares and 12,051,100 preferred shares remained in treasury, with a total cost of R$666,702 thousand. The minimum, average and maximum cost per common share is R$17.94, R$21.07 and R$24.28 and per preferred share is R$20.88, R$24.73 and R$28.31 respectively. The market value of these shares, on September 30, 2021, was R$17.86 per common share and R$20.83 per preferred share.

26) NON-CONTROLLING INTERESTS IN SUBSIDIARIES

As of September 30, 2021, the balance of minority interests in subsidiaries was R$686,861 thousand (R$759,241 thousand on December 31, 2020), represented, primarily by Odontoprev.

27) FEE AND COMMISSION INCOME

	R$ thousand			
	For the three-month period ended September 30		For the nine month period ended September 30	
	2021	2020	2021	2020
Credit card income	1,912,280	1,586,727	5,391,871	4,966,365
Checking account	2,006,674	1,954,971	5,949,346	5,855,737
Loans	717,902	609,500	2,014,146	1,988,080
Collections	496,373	551,992	1,484,406	1,596,269
Consortium management	578,094	481,364	1,631,338	1,410,681
Asset management	351,008	337,711	995,209	1,045,822
Underwriting/ Financial Advisory Services	374,961	382,757	1,019,323	806,881
Custody and brokerage services	322,005	294,374	979,424	898,488
Payments	110,974	115,567	331,950	351,140
Other	192,755	161,492	609,463	462,913
Total	7,063,026	6,476,455	20,406,476	19,382,376

28) PAYROLL AND RELATED BENEFITS

	R$ thousand			
	For the three-month period ended September 30		For the nine month period ended September 30	
	2021	2020	2021	2020
Salaries	2,622,842	2,544,497	7,464,279	7,360,794
Benefits	1,160,008	1,162,026	3,411,973	3,504,649
Social security charges	869,445	800,965	2,467,209	2,443,801
Employee profit sharing	452,663	240,172	1,361,610	939,576
Training	19,921	10,380	51,543	63,139
Total	5,124,879	4,758,040	14,756,614	14,311,959

29) OTHER ADMINISTRATIVE EXPENSES

	R$ thousand			
	For the three-month period ended September 30		For the nine month period ended September 30	
	2021	2020	2021	2020
Outsourced services	1,242,767	1,232,141	3,599,044	3,613,691
Accumulated depreciation and amortization	777,760	782,969	2,357,331	2,316,933
Data processing	544,859	520,889	1,603,951	1,577,052
Communication	309,411	334,936	958,605	1,011,475
Asset maintenance	324,699	330,302	964,733	963,415
Rental	314,885	318,255	910,394	963,550
Financial system services	305,929	277,479	884,537	822,935
Advertising and marketing	349,675	228,501	779,567	690,656
Security and surveillance	144,256	176,045	442,974	546,871
Transport	188,602	159,167	513,996	497,109
Water, electricity and gas	80,328	80,213	260,300	282,182
Supplies	27,328	31,430	77,536	103,152
Travel	8,091	5,650	21,584	70,125
Other	317,533	246,077	898,094	808,172
Total	4,936,123	4,724,054	14,272,646	14,267,318

30) TAX EXPENSES

				R$ thousand
	For the three-month period ended September 30		For the nine month period ended September 30	
	2021	2020	2021	2020
Contribution for Social Security Financing (COFINS)	999,545	1,115,586	3,367,305	2,204,857
Social Integration Program (PIS) contribution	157,395	183,720	531,240	365,086
Tax on Services (ISSQN)	306,369	282,422	888,832	839,528
Municipal Real Estate Tax (IPTU) expenses	15,182	16,402	92,116	102,103
Other	82,827	114,790	244,222	533,938
Total	1,561,318	1,712,920	5,123,715	4,045,512

31) OTHER OPERATING INCOME

				R$ thousand
	For the three-month period ended September 30		For the nine month period ended September 30	
	2021	2020	2021	2020
Other interest income	415,841	228,476	1,386,313	1,177,788
Reversal of other operating provisions	385,934	337,346	1,974,256	1,595,081
Revenues from recovery of charges and expenses	144,703	60,186	279,815	269,261
Other	1,010,913	543,374	1,887,680	1,452,676
Total	1,957,391	1,169,382	5,528,064	4,494,806

32) OTHER OPERATING EXPENSES

				R$ thousand
	For the three-month period ended September 30		For the nine month period ended September 30	
	2021	2020	2021	2020
Other finance costs	486,512	383,183	1,016,415	756,283
Sundry losses	122,145	84,350	313,366	247,118
Discount granted	308,522	759,617	1,268,817	2,042,217
Commissions on loans and financing	179,707	135,999	517,237	363,858
Intangible assets amortization - payroll	332,222	321,731	961,265	944,170
Goodwill amortization (Note 15a)	184,893	392,809	1,132,666	1,205,951
Card marketing expenses	784,916	579,934	2,226,020	2,127,575
Other	1,449,952	2,938,500	5,678,565	7,538,452
Total	3,848,869	5,596,123	13,114,351	15,225,624

33) NON-OPERATING INCOME (LOSS)

				R$ thousand
	For the three-month period ended September 30		For the nine month period ended September 30	
	2021	2020	2021	2020
Gain/loss on sale and write-off of assets and investments	40,663	(45,709)	89,549	(113,164)
Recording/reversal of non-operating provisions (1)	(68,590)	(15,924)	(231,451)	(50,766)
Other	5,673	26,433	42,612	69,202
Total	(22,254)	(35,200)	(99,290)	(94,728)

(1) Includes primarily the provision for devaluation of non-financial assets held for sale.

34) RELATED-PARTY TRANSACTIONS

a) Related-party transactions (direct and indirect) are carried out according to CMN Resolution No. 4,818/20 and CVM Resolution No. 642/10. The Organization has a Transaction Policy with related parts disclosed on the Investor Relations website. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

R$ thousand

	Shareholders of the parent (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total	
	On June 30, 2021	On December 31, 2020	On June 30, 2021	On December 31, 2020	On June 30, 2021	On December 31, 2020	On June 30, 2021	On December 31, 2020
Assets								
Interbank investments	-	-	202.885	186.504	-	-	202.885	186.504
Securities and derivative financial instruments	27.498	62.326	657.006	649.932	-	-	684.504	712.258
Loans and other assets	10	16	214.015	334.746	172.770	119.659	386.795	454.421
Liabilities								
Demand deposits/Savings accounts	320	164.651	39.310	22.515	22.846	17.685	62.476	204.851
Time deposits	2,291,195	1,289,430	274.154	595.078	258.399	126.130	2,823,748	2,010,638
Securities sold under agreements to repurchase	92.364	675.893	19.872	60.246	-	-	112.236	736.139
Funds from issuance of securities and subordinated debts	12,680,788	11,480,275	-	-	714.180	702.417	13,394,968	12,182,692
Derivative financial instruments	-	32.219	-	-	-	-	-	32.219
Interest on own capital payable	1,609,487	1,195,928	-	-	-	-	1,609,487	1,195,928
Other liabilities	-	-	9,888,739	10,808,025	53.028	18.594	9,941,767	10,826,619

For the three-month period ended September 30 - R$ thousand

	Controlling shareholders (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total	
	2021	2020	2021	2020	2021	2020	2021	2020
Income from financial intermediation	1	1,385	8,085	27,053	-	-	8,086	28,438
Financial intermediation expenses	(231,653)	(96,227)	(41,121)	(45,721)	(12,547)	(21,927)	(285,321)	(163,875)
Income from services provided	33	27	27,917	35,686	35	52	27,985	35,765
Other expenses net of other operating revenues	16,500	13,974	(348,044)	(436,037)	286,830	114,880	(44,714)	(307,183)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;
(2) Companies listed in Note 13; and
(3) Members of the Board of Directors and the Board of Executive Officers.

	For the nine month period ended September 30 - R$ thousand							
	Controlling shareholders (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total	
	2021	2020	2021	2020	2021	2020	2021	2020
Income from financial intermediation	25,474	57,399	34,208	50,654	-	-	59,682	108,053
Financial intermediation expenses	(474,298)	(407,890)	(56,610)	(270,682)	(26,927)	(40,018)	(557,835)	(718,590)
Income from services provided	130	89	73,382	64,012	138	99	73,650	64,200
Other expenses net of other operating revenues	47,596	41,822	(1,230,181)	(1,163,664)	26,677	33,133	(1,155,908)	(1,088,709)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;
(2) Companies listed in Note 13; and
(3) Members of the Board of Directors and the Board of Executive Officers.

b) Remuneration of Key Management Personnel

Each year, the Annual Shareholders' Meeting approves:

- The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company's Bylaws; and

- The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization (Bradesco S.A. and other companies in the conglomerate).

For 2021, the maximum amount of R$888,044 thousand was determined for the remuneration of the Directors, and part of this refers to the social security contribution to the INSS, which is an obligation of the Organization, and R$520,400 thousand to cover supplementary pension plan defined contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred class b shares issued by BBD Participações S.A. and/or preferred shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short and medium term remuneration to Managers

	R$ thousand			
	For the three-month period ended September 30		For the nine month period ended September 30	
	2021	2020	2021	2020
Remuneration and Social Security Contribution to the INSS	212,818	110,147	603,938	420,842
Total	212,818	110,147	603,938	420,842

Post-employment benefits

	R$ thousand	
	Six months ended on June 30	
	2021	2020
Defined contribution supplementary pension plans	100,756	111,445
Total	100,756	111,445

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	R$ thousand			
	For the three-month period ended September 30		For the nine month period ended September 30	
	2021	2020	2021	2020
Defined contribution supplementary pension plans	109,313	105,782	313,651	323,516
Total	109,313	105,782	313,651	323,516

(1) On September 30, 2021, direct and indirect shareholding of the members of Bradesco's Board of Directors and Board of Executive Officers amounted to 2.34% of common shares, 0.84% of preferred shares and 1.59% of all shares (2.65% of common shares, 0.95% of preferred shares and 1.80% of all shares on December 31, 2020).

35) RISK AND CAPITAL MANAGEMENT

a) Risk Management

Bradesco carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. It promotes the dissemination of the risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors.

The risk management and capital structures have policies, rules and procedures, ensuring that the Organization maintains controls compatible with the nature of its operations, the complexity of its products and services, activities, processes, systems and the size of its exposure to risks. These structures are also composed of various committees, commissions and departments that subsidize the Board of Directors, the Chief Executive Officer, the Chief Risk Officer (CRO) and the Executive Board of the Organization in decision making, including:

- Integrated Risk Management and Capital Allocation Committee, whose objective is to advise the Chief Executive Officer in the performance of his duties in the management and control of all risks and the Organization's capital; and
- Risk Committee, whose main objective is to assess the Organization's risk management framework, as well as to advise the Board of Directors in the performance of its duties in the management and control of risks and capital.

Both advise the Board of Directors in the performance of its duties in the management and control of risks, capital, internal controls and compliance.

Detailed information on risk management process, reference equity and also Bradesco's risks exposures may be found in Risk Management Report – Pillar 3, available on the Investors Relations website Bradesco RI.

b) Capital Management

The Basel Ratio is part of the set of indicators monitored and evaluated in the process of Capital Management, and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table below shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the period, Bradesco has fulfilled all the minimum regulatory requirements.

Below is the Basel Ratio:

Calculation basis - Basel Ratio (1)	R$ thousand	
	Prudential Conglomerate	
	On September 30, 2021	On December 31, 2020
Tier I capital	**128,401,361**	**118,281,835**
- Common equity	118,453,119	108,982,064
- Shareholders' equity	147,605,978	143,702,640
- Non-controlling interest/Other	(340,693)	164,088
- Prudential adjustments	(28,812,166)	(34,884,664)
- Additional Capital (2)	9,948,242	9,299,771
Tier II capital (2)	**13,371,277**	**17,441,839**
- Subordinated debts (Resolution No. 4.192/13)	13,365,998	16,274,254
- Subordinated debts (prior to Resolution No. 4.192/13)	5,279	1,167,585
Reference Equity (a)	**141,772,638**	**135,723,674**
- Credit risk	846,972,061	779,588,540
- Market risk	15,425,401	14,690,553
- Operational risk	71,593,740	64,413,820
Risk-weighted assets – RWA (b)	**933,991,202**	**858,692,912**
Basel ratio (a/b)	**15.2%**	**15.8%**
Tier I capital	**13.7%**	**13.8%**
- Common equity	12.7%	12.7%
- Additional capital	1.1%	1.1%
Tier II capital	**1.4%**	**2.0%**

(1) According to Resolution No. 4,193/13, the minimum required for tier I and common equity are 8.625% and 7.125%, respectively; and
(2) "Eligible Debt Capital Instruments" for regulatory capital purposes referred to Note 20a.

c) Indicator of Global Systemic Importance (IAISG)

According to the Circular Letter No. 3,751/15 and Resolution No. 54/20, Bradesco discloses annually the calculation for the evaluation of global systemic importance (IAISG), calculated on a consolidated basis, which establishes an additional capital requirement for financial institutions classified as systemically important. For more information and details, visit our Investor Relations website (www.bradescori.com.br - Market Information - Risk Management).

d) Market Risk

Our market risk management process is run on a corporate wide basis, from business areas to the Board of Directors. This process involves several areas with specific purposes, ensuring an efficient structure, with market risk measurement and control carried out on a centralized and independent basis. This process allowed the Organization to be the first financial institution in the country authorized by the Central Bank of Brazil to use, since January 2013, its in-house models of market risk to determine our regulatory capital requirement. The management process, approved by the Board of Directors, is also reassessed at least annually by the relevant committees and the Board of Directors itself. Proposed market risk limits are validated by specific committees for approval by the Integrated Risk Management and Capital Allocation Committee, to be submitted to the Board of Directors depending on the characteristics of business, which are separated into the following portfolios:

Trading Portfolio: it is composed of all the operations made with financial instruments, including derivatives, held for trading or destined to hedge other instruments of the portfolio itself, and that are not subject to any trading restrictions. The financial instruments held for trading are those destined for resale, to obtain benefits based on the variation of effective or expected prices, or for arbitrage, Portfolio risks in these cases are monitored by:

- Value at Risk (VaR);
- Stress (impact measurement of extreme events, based on historical and prospective scenarios);
- Results; and

- Financial Exposure/ Concentration.

Banking Portfolio: composed of financial instruments not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges. Portfolio risks in these cases are monitored by:

- Change in economic value due to changes in interest rates – ΔEVE (Economic Value of Equity); and
- Change in net interest income due to changes in interest rates – ΔNII (Net Interest Income).

VaR Internal Model - Trading Portfolio

Below is the 1-day VaR:

Risk factors		R$ thousand
	On September 30, 2021	On December 31, 2020
Fixed rates	3,541	5,014
IGPM/IPCA	5,631	3,645
Exchange coupon	162	342
Foreign currency	1,787	4,704
Equities	706	2,422
Sovereign/Eurobonds and Treasuries	5,423	7,477
Other	4,934	154
Correlation/diversification effect	(7,698)	(11,551)
VaR (Value at Risk)	**14,486**	**12,207**

Amounts net of tax effects.

Sensitivity analysis of financial exposures

Sensitivity analysis of the Organization's financial exposures (Trading and Banking Portfolio) were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices, For example: for a Real/US dollar exchange rate of R$5.44 a scenario of R$5.50 was used, while for a 1-year fixed interest rate of 8.99%, a 9.00% scenario was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.44 a scenario of R$6.80 was used, while for a 1-year fixed interest rate of 8.99%, a 11.23% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.44 a scenario of R$8.16 was used, while for a 1-year fixed interest rate of 8.99%, a 13.48% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

The results presented reveal the impacts for each scenario in a static position of the portfolio. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Senior Management. Therefore, where there are indicators of deterioration in certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization.

I - Sensitivity Analysis – Trading Portfolio

							R$ thousand
		Trading Portfolio (1)					
		On September 30, 2021			On December 31, 2020		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(187)	(42,629)	(84,173)	(105)	(11,776)	(23,317)
Price indexes	Exposure subject to variations in price index coupon rates	(1,200)	(32,788)	(65,366)	(1,788)	(41,702)	(84,093)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(9)	(1,418)	(2,769)	(32)	(3,256)	(6,485)
Foreign currency	Exposure subject to exchange rate variations	(755)	(18,887)	(37,775)	(1,597)	(39,926)	(79,852)
Equities	Exposure subject to variation in stock prices	(167)	(4,184)	(8,368)	(354)	(8,856)	(17,712)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(325)	(35,445)	(70,186)	(167)	(11,955)	(23,430)
Other	Exposure not classified in other definitions	-	(3,553)	(7,091)	-	(41)	(82)
Total excluding correlation of risk factors		(2,643)	(138,904)	(275,728)	(4,043)	(117,512)	(234,971)
Total including correlation of risk factors		(1,113)	(61,802)	(124,362)	(2,647)	(73,605)	(147,689)

(1) Amounts net of tax effects.

Presented below are the impacts of the financial exposures (fair value) also considering the Banking Portfolio (composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges).

II - Sensitivity Analysis – Trading and Banking Portfolios

R$ thousand

		Trading and Banking Portfolios (1)					
		On September 30, 2021			On December 31, 2020		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(21,848)	(4,920,939)	(9,406,843)	(12,180)	(1,553,493)	(2,974,461)
Price indexes	Exposure subject to variations in price index coupon rates	(27,324)	(2,975,831)	(5,304,204)	(27,143)	(2,227,123)	(4,031,341)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,588)	(76,215)	(149,630)	(2,277)	(71.852)	(141.860)
Foreign currency	Exposure subject to exchange rate variations	(9,615)	(245,699)	(491,399)	(2,202)	(65.746)	(131.493)
Equities	Exposure subject to variation in stock prices	(17,067)	(426,672)	(853,344)	(43,353)	(1,083,824)	(2,167,648)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(920)	(37,422)	(73,998)	(1,339)	(14.019)	(27.608)
Other	Exposure not classified in other definitions	(9)	(3,564)	(7,113)	(30)	(748)	(1.496)
Total excluding correlation of risk factors		(78,371)	(8,686,342)	(16,286,531)	(88,524)	(5,016,805)	(9,475,907)
Total including correlation of risk factors		(55,769)	(7,411,841)	(13,865,663)	(73,350)	(4,168,903)	(7,883,903)

(1) Amounts net of tax effects.

f) Social and environmental risk

The social and environmental risk is represented by potential damages that an economic activity can cause to society and to the environment. The social and environmental risks associated with financial institutions are mostly indirect and stem from business relationships, including those with the supply chain and with customers, through financing and investment activities.

The socio-environmental risk management process has a governance structure, made up of committees, policies, rules and procedures, which ensures the proper identification, measurement, mitigation, monitoring and reporting of this risk. This process complies with Bacen Resolution No. 4,327/14 and observes the principles of relevance and proportionality, necessary given the complexity of the Organization's financial products and activity profile.

The Organization seeks to constantly incorporate and improve the criteria for managing the social and environmental risk arising from business relations with customers, through loan and financing operations, guarantees, suppliers and investments, which comprise the scope of analysis reflected in the Organization's Social and Environmental Risk Standard.

The Organization has made several commitments related to environmental and social aspects, such as the Carbon Disclosure Project (CDP), the Principles for Responsible Investment (PRI), the Business Charter for Human Rights and Promotion of Decent Work (Ethos), the United Nations Environment Program (UNEP-FI), the Global Compact, among others.

Moreover, the Organization has been a signatory to the Equator Principles since 2004, which evaluates, among other requirements, assesses the working conditions, human rights, impacts on traditional communities and the environment of projects financed by the Organization, observing Brazilian legislation and guidelines the International Finance Corporation (IFC), and the World Bank Group's Health, Safety and Environment Guidelines.

g) Below is the statement of financial position by currency and maturity

I – The statement of financial position by currency

				R$ thousand
	On September 30, 2021			On December 31, 2020
	Balance	Local currency	Foreign currency (1) (2)	Foreign currency (1) (2)
Assets				
Cash and due from banks	28,312,467	15,319,730	12,992,737	8,324,289
Financial instruments	1,546,993,691	1,432,043,773	114,949,918	88,684,148
- Interbank investments	106,837,743	100,477,868	6,359,875	1,998,229
- Compulsory deposits with the Brazilian Central Bank	88,004,910	87,900,496	104,414	61,658
- Securities	683,480,666	649,586,141	33,894,525	32,927,526
- Derivative financial instruments	35,890,358	35,536,473	353,885	700,618
- Loans	491,754,484	448,694,133	43,060,351	33,940,017
- Other financial instruments	141,025,530	109,848,662	31,176,868	19,056,100
Leases	3,088,553	3,088,553	-	-
Expected credit loss associated with credit risk	(44,460,700)	(42,170,718)	(2,289,982)	(2,773,441)
- Loans	(41,726,365)	(39,436,403)	(2,289,962)	(2,773,427)
- Leases	(63,180)	(63,180)	-	-
- Other receivables	(2,671,155)	(2,671,135)	(20)	(14)
Deferred tax assets	85,689,783	85,683,274	6,509	25,082
Investments in associates and jointly controlled entities	7,155,211	7,155,211	-	-
Premises and equipment, net	20,711,187	20,523,439	187,748	178,116
Intangible assets	36,982,252	36,787,616	194,636	178,304
Accumulated depreciation and amortization	(36,697,535)	(36,384,612)	(312,923)	(292,223)
- Premises and equipment	(11,617,444)	(11,464,695)	(152,749)	(141,630)
- Intangible assets	(25,080,091)	(24,919,917)	(160,174)	(150,593)
Other assets	23,192,863	22,510,163	682,700	837,281
Accumulated Impairment of Assets	(3,324,508)	(3,319,840)	(4,668)	(5,441)
Total assets	1,667,643,264	1,541,236,589	126,406,675	95,156,115
Liabilities				
Deposits and other financial liabilities	1,158,142,131	1,031,777,592	126,364,539	107.106.719
- Deposits from banks	294,867,358	252,241,850	42,625,508	30.045.237
- Deposits from customers	559,784,610	523,260,544	36,524,066	33.144.976
- Securities issued	148,786,290	138,182,072	10,604,218	11.225.257
- Subordinated debts	50,009,878	44,007,692	6,002,186	14.352.946
- Derivative financial instruments	29,013,947	24,960,273	4,053,674	4.556.394
- Other financial liabilities	75,680,048	49,125,161	26,554,887	13.781.909
Provisions	324,379,421	324,148,434	230,987	153.142
- Technical provision for insurance, pension plans and capitalization bonds	289,111,097	289,096,330	14,767	13.659
- Other reserves	35,268,324	35,052,104	216,220	139.483
Deferred income tax assets	5,961,011	5,759,945	201,066	321.193
Other liabilities	30,867,862	30,237,422	630,440	1.037.359
Total liabilities	1,519,350,425	1,391,923,393	127,427,032	108.618.413
Shareholders' equity				
Equity attributable to controlling shareholders	147,605,978	147,605,978	-	-
Non-controlling shareholders	686,861	686,861	-	-
Total Shareholders' equity	148,292,839	148,292,839	-	-
Total Liability and Shareholders' equity	1,667,643,264	1,540,216,232	127,427,032	108.618.413
Net position of assets and liabilities			(1,020,357)	(13.462.298)
Net position of derivatives (2)			(20,861,251)	(4.216.783)
Other net off-balance-sheet accounts (3)			932,499	3.144.242
Net foreign exchange position (passive) (4)			(20,949,109)	(14.534.839)

(1) Amounts originally recognized and/or indexed mainly in US$;

(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month;

(3) Other commitments recorded in off-balance-sheet accounts; and

(4) Assets, liabilities and results of foreign investments and dependencies are translated into Brazilian reais at the local currency exchange rates, and the effects resulting from the conversion process, which totaled R$1,258,107 thousand in the nine month period ended September 30, 2021 (R$24,670,740 thousand in 2020), were recorded in the Income Statement. These effects were off-set by the results obtained by the financial instruments used to hedge the effects of the exchange variation produced by our investments abroad. For investments abroad that have a functional currency different from the real, the effects of the conversion are recorded in other comprehensive income as Asset Valuation Adjustments.

II - The statement of financial position by maturity

						R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Assets						
Cash and due from banks	28,312,467	-	-	-	-	28,312,467
Financial instruments	803,693,476	171,955,656	105,208,649	466,135,910	-	1,546,993,691
- Interbank investments (1)	78,894,964	17,212,829	7,962,248	2,767,702	-	106,837,743
- Compulsory deposits with the Brazilian Central Bank	87,900,496	104,414	-	-	-	88,004,910
- Securities (1) (2)	495,287,477	23,919,243	15,619,017	148,654,929	-	683,480,666
- Derivative financial instruments (1) (2)	16,136,809	5,865,741	1,261,107	12,626,701	-	35,890,358
- Loans	37,816,700	90,881,479	74,864,171	288,192,134	-	491,754,484
- Other financial instruments	87,657,030	33,971,950	5,502,106	13,894,444	-	141,025,530
Leases	3,088,553	-	-	-	-	3,088,553
Expected credit loss associated with credit risk	(9,764,315)	(6,896,918)	(5,496,382)	(22,303,085)	-	(44,460,700)
- Loans	(8,545,101)	(5,784,583)	(5,188,185)	(22,208,496)	-	(41,726,365)
- Leases	(4,442)	(9,082)	(10,218)	(39,438)	-	(63,180)
- Other receivables	(1,214,772)	(1,103,253)	(297,979)	(55,151)	-	(2,671,155)
Deferred tax assets	426,078	10,664,174	5,770,984	68,828,547	-	85,689,783
Investments in associates and jointly controlled entities	-	-	-	-	7,155,211	7,155,211
Premises and equipment, net	195,319	976,598	1,171,918	5,918,022	831,886	9,093,743
Intangible assets	318,815	1,139,227	1,321,943	8,944,169	178,007	11,902,161
Other assets	11,416,342	1,529,780	2,060,676	8,186,065	-	23,192,863
Accumulated Impairment of Assets	(3,324,337)	-	-	(171)	-	(3,324,508)
Total on September 30, 2021	834,362,398	179,368,517	110,037,788	535,709,457	8,165,104	1,667,643,264
Total on December 31, 2020	803,924,746	179,578,949	94,570,135	504,891,900	8,073,314	1,591,039,044

Liabilities						
Deposits and other financial liabilities	537,429,434	115,358,169	108,904,184	385,089,437	11,360,907	1,158,142,131
- Deposits from banks (1) (3)	232,746,554	31,552,296	11,897,123	18,671,385	-	294,867,358
- Deposits from customers (3)	213,453,200	33,830,721	72,465,182	240,035,507	-	559,784,610
- Securities issued	2,854,994	39,356,424	23,029,339	83,545,533	-	148,786,290
- Subordinated debts	3,999	6,053,116	105,020	32,486,836	11,360,907	50,009,878
- Derivative financial instruments	18,321,006	3,554,108	811,454	6,327,379	-	29,013,947
- Other financial liabilities	70,049,681	1,011,504	596,066	4,022,797	-	75,680,048
Provisions	254,024,323	1,154,871	1,477,607	67,722,620	-	324,379,421
- Technical provision for insurance, pension plans and capitalization bonds (3)	243,936,654	-	-	45,174,443	-	289,111,097
- Other reserves	10,087,669	1,154,871	1,477,607	22,548,177	-	35,268,324
Deferred income tax assets	47,150	6,128	21,599	5,886,134	-	5,961,011

						R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Other liabilities	29,960,258	419,105	70,613	417,886	-	30,867,862
Shareholders' equity						
Equity attributable to controlling shareholders	-	-	-	-	147,605,978	147,605,978
Non-controlling shareholders	-	-	-	-	686,861	686,861
Total Shareholders' equity	-	-	-	-	148,292,839	148,292,839
Total on September 30, 2021	821,461,165	116,938,273	110,474,003	459,116,077	159,653,746	1,667,643,264
Total on December 31, 2020	767,780,335	113,977,245	101,548,388	453,711,228	154,021,848	1,591,039,044
Net assets accumulated on September 30, 2021	12,901,233	75,331,477	74,895,262	151,488,642		
Net assets accumulated on December 31, 2020	36,144,411	101,746,115	94,767,862	145,948,534		

(1) Repurchase agreements are classified according to the maturity of the transactions;

(2) Investments in investment funds are classified as 1 to 30 days; and

(3) Demand and savings deposits and technical provisions for insurance, pension plans and capitalization bonds comprising "VGBL" and "PGBL" products are classified as 1 to 30 days, without considering average historical turnover.

36) EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and managers, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The supplementary pension plan counts on contributions from employees and managers of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Following the merger of Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) into Kirton Bank S.A. Banco Múltiplo, on April 30, 2019, Kirton Bank S.A. Banco Múltiplo maintains variable contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases related to the former employees of Baneb.

Banco Bradesco S.A. sponsors both variable benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Banco Bradesco S.A. sponsors a defined benefit plan through Caixa de Previdência Privada Bec – Cabec for employees of Banco do Estado do Ceará S.A.

Kirton Bank S.A. Banco Múltiplo, Bradesco Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco-Kirton Corretora de Câmbio S.A. and Bradesco Seguros S.A. sponsor a defined benefit plan called APABA for employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors for its employees a defined contribution plan, known as the Kirton Prev Benefits Plan (Plano de Benefícios Kirton Prev), both managed by MultiBRA – Pension Fund.

Banco Losango S.A. Banco Múltiplo, Kirton Bank S.A. Banco Múltiplo and Credival – Participações, Administração e Assessoria Ltda. sponsor three pension plans for its employees, which are: Losango I Benefits Plan – Basic Part, a defined benefit plan, Losango I – Supplementary Part and PREVMAIS Losango Plan, the last two in the form of variable contribution, all managed by MultiBRA – Settlor – Multiple Fund.

Banco Bradesco S.A. also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A., as well Health Plan of employees from Lloyds.

Bradesco, in its offices abroad, provides pension plans for its employees and managers, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Total expenses with contributions made in the 3rd quarter of 2021, were R$250,200 thousand (R$235,636 thousand in 2020) and in the nine month period ended September 30, 2021, were R$728,231 thousand (R$720,014 thousand in 2020).

In addition to this benefit, Bradesco and its subsidiaries offer their employees and administrators other benefits, including: health insurance, dental assistance, life and personal accident insurance and

professional training, the amount of which, including the aforementioned contributions, totaled, in the 3rd quarter of 2021, the amount of R$1,179,930 thousand (R$1,172,406 thousand in 2020) and in the nine month period ended September 30, 2021, were R$3,463,517 thousand (R$3,567,788 thousand in 2020).

37) INCOME TAXES

a) Calculation of income taxes (company income tax IRPJ and social contribution charges CSLL)

				R$ thousand
	For the three-month period ended September 30		For the nine month period ended September 30	
	2021	2020	2021	2020
Income before income tax and social contribution	**9,004,551**	**5,195,156**	**27,401,031**	**(4,508,483)**
Total burden of income tax and social contribution at the current rates (Note 3f)	(4,052,047)	(2,337,821)	(12,330,464)	2,028,817
Effect on the tax calculation:				
Equity investment in unconsolidated and jointly controlled companies	106,896	76,054	285,816	174,839
Net non-deductible expenses of non-taxable income	125,554	80,274	247,318	46,948
Interest on shareholders' equity (paid and payable)	758,288	632,813	2,140,698	1,672,112
Other amounts (1)	755,530	589,264	1,190,513	11,809,124
Income tax and social contribution for the period	**(2,305,779)**	**(959,416)**	**(8,466,119)**	**15,731,840**

(1) Primarily, includes: (i) the exchange rate variation of assets and liabilities, derived from investments abroad in the amount of R$(558,774) thousand (R$11,049,557 thousand in 2020); (ii) the equalization of the effective rate of non-bank financial companies and insurance companies, starting in 2020, and of non-financial companies, in relation to that shown; and (iii) incentive deductions.

b) Breakdown of income tax and social contribution in the income statement

				R$ thousand
	For the three-month period ended September 30		For the nine month period ended September 30	
	2021	2020	2021	2020
Current taxes:				
Income tax and social contribution payable	(1,756,722)	(1,108,234)	(5,969,642)	(4,402,824)
Deferred taxes:				
Constitution/realization in the period on temporary additions and exclusions	(739,760)	1,019,211	(2,002,146)	4,841,196
Use of opening balances of:				
Social contribution loss	44,355	(16,721)	(350,565)	(41,561)
Income tax loss	59,339	(20,934)	(442,367)	(53,016)
Constitution in the period of:				
Social contribution loss	29,030	(370,375)	103,623	6,827,601
Income tax loss	57,979	(462,363)	194,978	8,560,444
Total deferred tax expense	(549,057)	148,818	(2,496,477)	20,134,664
Income tax and social contribution for the period	(2,305,779)	(959,416)	(8,466,119)	15,731,840

c) Deferred income tax and social contribution

	Balance on December 31, 2020	Amount recorded	Amount realized	Balance on September 30, 2021
				R$ thousand
Expected credit loss associated with credit risk	44,767,317	5,556,894	(6,092,677)	44,231,534
Civil provisions	3,966,790	236,013	(369,066)	3,833,737
Tax provisions	3,396,469	102,879	(117,514)	3,381,834
Labor provisions	3,060,637	437,655	(495,502)	3,002,790
Impairment of securities and investments	3,750,503	436,358	(310,696)	3,876,165
Non-financial assets held for sale	852,001	158,149	(152,120)	858,030
Fair value adjustment of trading securities and derivatives	991,069	98,431	(291,271)	798,229
Amortization of goodwill	345,120	18,321	(8,359)	355,082
Other	5,253,592	1,593,847	(1,679,443)	5,167,996
Total deductible taxes on temporary differences	**66,383,498**	**8,638,547**	**(9,516,648)**	**65,505,397**
Income tax and social contribution losses in Brazil and overseas	18,609,868	298,601	(792,932)	18,115,537
Subtotal	**84,993,366**	**8,937,148**	**(10,309,580)**	**83,620,934**
Adjustment to fair value of available-for-sale securities	56,403	2,019,216	(6,770)	2,068,849
Total deferred tax assets (Note 3f)	**85,049,769**	**10,956,364**	**(10,316,350)**	**85,689,783**
Deferred tax liabilities (Note 37e)	**7,951,848**	**1,489,704**	**(3,480,541)**	**5,961,011**
Deferred tax assets, net of deferred tax liabilities	**77,097,921**	**9,466,660**	**(6,835,809)**	**79,728,772**
- Percentage of net deferred tax assets on capital (Ntoe 35b)	**56.8%**			**56.2%**
- Percentage of net deferred tax assets over total assets	**4.8%**			**4.8%**

The accounting record of the deferred tax assets was made using the rates applicable to the period projected for its realization and is based on the projection of future results and on a technical analysis. On September 30, 2021, no deferred tax assets were constituted, substantially, on temporary differences, in the amount of R$12,555 thousand (R$12,194 thousand as of December 31, 2020), which will be recorded upon the effective perspectives of realization, according to the technical study and analyses made by the Board and by the Standards of Bacen.

In view of the short period of validity of the increase in the CSLL rate, determined by Law No. 14,183, of July 14, 2021 (note 3f), it did not have relevant impacts on the Financial Statements.

d) Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	Temporary differences		Carry-forward tax losses		R$ thousand
	Income tax	Social contribution	Income tax	Social contribution	Total
2021	4,181,943	3,253,126	80,833	60,459	7,576,361
2022	9,606,534	7,603,277	173,821	124,382	17,508,014
2023	9,245,567	7,237,290	199,000	151,482	16,833,339
2024	8,224,707	6,534,280	104,820	92,715	14,956,522
2025	3,840,657	2,848,830	1,602,250	1,287,057	9,578,794
2026	1,501,749	1,163,316	2,076,599	1,725,503	6,467,167
2027	140,758	110,611	2,298,206	1,904,517	4,454,092
2028	6,503	5,197	2,225,958	1,836,704	4,074,362
2029	584	468	840,661	1,330,570	2,172,283
Total	36,749,002	28,756,395	9,602,148	8,513,389	83,620,934

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

On September 30, 2021, the present value of deferred tax assets, calculated based on the average funding rate, net of tax effects, amounts to R$77,373,287 thousand (R$80,653,629 thousand on December 31, 2020), of which: R$61,920,096 thousand (R$63,973,290 thousand on December 31, 2020) of temporary differences; and R$15,453,191 thousand (R$16,680,339 thousand on December 31, 2020) to tax losses and negative basis of social contribution.

e) Deferred tax liabilities

				R$ thousand
	Balance on December 31, 2020	Amount recorded	Realized/Decrease	Balance on September 30, 2021
Fair value adjustment to securities and derivative financial instruments	890,275	867,928	(1,861)	1,756,342
Difference in depreciation	232,848	22,525	(5,974)	249,399
Judicial deposit	2,184,863	143,961	(63,916)	2,264,908
Other	851,918	214,724	(53,342)	1,013,300
Total deferred liabilities on temporary exclusions	**4,159,904**	**1,249,138**	**(125,093)**	**5,283,949**
Adjustment to fair value of available-for-sale securities	3,791,944	240,566	(3,355,448)	677,062
Total deferred tax expense (Note 37c)	**7,951,848**	**1,489,704**	**(3,480,541)**	**5,961,011**

38) OTHER INFORMATION

a) Fair value of financial assets and liabilities

The carrying amounts and the fair values of the financial assets and liabilities are:

				R$ thousand
	On September 30, 2021		On December 31, 2020	
	Book value	Fair Value	Book value	Fair Value
Assets				
Interbank investments	106,837,743	106,842,959	191,147,208	191,196,047
Compulsory deposits with the Brazilian Central Bank	88,004,910	88,004,910	83,757,533	83,757,533
Securities:				
- Trading securities	259,086,336	259,086,336	251,171,296	251,171,296
- Available-for-sale securities	340,606,997	340,606,997	265,513,501	265,513,501
- Held-to-maturity securities	83,787,333	86,162,502	99,813,090	109,730,473
Derivative financial instruments	35,890,358	35,890,358	24,815,393	24,815,393
Loans (1)	580,242,400	585,039,528	509,333,011	513,945,753
Other financial instruments	71,679,432	71,679,432	57,540,757	57,540,757
Liabilities				
Deposits from banks	294,867,358	295,081,037	267,280,167	267,240,795
Deposits from customers	559,784,610	560,071,301	545,292,743	545,341,621
Securities issued	148,786,290	141,026,940	144,903,825	143,988,723
Subordinated debt	50,009,878	50,786,914	53,246,232	54,192,090
Derivative financial instruments	29,013,947	29,013,947	18,697,682	18,697,682
Other financial liabilities	59,626,783	59,626,783	51,410,877	51,410,877

(1) Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics.

For financial instruments that are measured at fair value, the disclosure of the measurements is required according to the following hierarchical levels of fair value:

- Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market, as well as Brazilian government securities that are highly liquid and are actively traded in over-the-counter markets.

- Level 2

Valuation uses observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and foreign exchange rates.

- Level 3

Valuation uses unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value

requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts. The main unobservable inputs used in the determination of the fair value are the credit spreads that vary between 2% and 9%.

To fair value securities which have no consistent, regularly updated, public price source, Bradesco uses models defined by the CMM (mark-to-market commission) and documented in the fair value manual for each security type. Through the use of methods and both mathematical and financial models which capture the effects and variations in the prices of assets at fair value, or similar instruments, Bradesco is able to ascertain in a clear and consistent manner the determination of fair value of its Level 3 assets and liabilities.

The table below presents the composition of the securities and derivative financial instruments measured at fair value, classified using the hierarchical levels:

								R$ thousand
	On September 30, 2021				On December 31, 2020			
	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3	Fair Value
Trading securities	**232,374,165**	**26,281,946**	**430,225**	**259,086,336**	**231,598,361**	**19,253,501**	**319,434**	**251,171,296**
Financial treasury bills	145,797,165	-	-	145,797,165	147,578,842	-	-	147,578,842
National treasury notes	38,300,155	6,520,199	-	44,820,354	44,279,165	6,345,101	-	50,624,266
Financial bills	-	13,107,422	-	13,107,422	-	7,775,628	-	7,775,628
National treasury bills	17,507,568	-	-	17,507,568	17,741,893	-	-	17,741,893
Debentures	5,380,330	4,668,811	143,982	10,193,123	3,747,299	2,951,834	174,753	6,873,886
Brazilian foreign debt securities	1,357,854	-	-	1,357,854	725,515	-	-	725,515
Other	24,031,093	1,985,514	286,243	26,302,850	17,525,647	2,180,938	144,681	19,851,266
Derivatives	**32,301**	**7,169,500**	**(325,390)**	**6,876,411**	**71,281**	**6,273,607**	**(227,177)**	**6,117,711**
Derivative financial instruments (assets)	79,605	35,735,344	75,409	35,890,358	138,708	24,657,390	19,295	24,815,393
Derivative financial instruments (liabilities)	(47,304)	(28,565,844)	(400,799)	(29,013,947)	(67,427)	(18,383,783)	(246,472)	(18,697,682)
Available-for-sale securities	**250,751,610**	**78,788,553**	**11,066,834**	**340,606,997**	**186,660,906**	**68,307,132**	**10,545,463**	**265,513,501**
National treasury notes	75,831,774	-	-	75,831,774	73,271,680	-	-	73,271,680
Debentures	8,201,703	54,540,749	9,714,352	72,456,804	6,354,515	48,446,791	9,577,824	64,379,130
National treasury bills	102,572,379	-	-	102,572,379	68,247,967	-	-	68,247,967
Shares	7,660,605	1,503,503	1,383	9,165,491	11,153,243	1,104,155	1,362	12,258,760
Foreign government bonds	6,560,031	-	-	6,560,031	6,508,218	-	-	6,508,218
Foreign corporate securities	5,341,193	-	-	5,341,193	6,653,994	-	-	6,653,994
Promissory Notes	-	5,039,522	-	5,039,522	-	7,167,074	-	7,167,074
Certificates of real estate receivables	-	1,628,301	114,911	1,743,212	-	1,620,938	119,124	1,740,062
Other	44,583,925	16,076,478	1,236,188	61,896,591	14,471,289	9,968,174	847,153	25,286,616
Total	**483,158,076**	**112,239,999**	**11,171,669**	**606,569,744**	**418,330,548**	**93,834,240**	**10,637,720**	**522,802,508**
Public	**430,763,137**	**6,533,423**	**26,982**	**437,323,542**	**370,447,630**	**6,345,101**	**30,466**	**376,823,197**
Private	**52,394,939**	**105,706,576**	**11,144,687**	**169,246,202**	**47,882,918**	**87,489,139**	**10,607,254**	**145,979,311**

Derivative Assets and Liabilities

The Organization's derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indexes to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are observable and can be obtained mainly from B3 and the secondary market. Exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; all others are classified as Level 2 or Level 3.

The yield curves are used to determine the fair value by the method of discounted cash flow, for currency swaps and swaps based on other risk factors. The fair value of futures and forward contracts is also determined based on quoted market prices on the exchanges for exchanges-traded derivatives or using similar methodologies to those described for swaps. The fair value of options is determined using external quoted prices or mathematical models, such as Black-Scholes, using yield curves, implied volatilities and the fair value of the underlying asset. Current market prices are used to determine the implied volatilities. The fair values of derivative assets and liabilities also include adjustments for market liquidity, counterparty credit quality and other specific factors, where appropriate.

The majority of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment and inputs to the model are readily observable from active quoted markets. Such instruments are generally classified within Level 2 of the valuation hierarchy.

Derivatives that are valued based using significant unobservable market parameters and that are not actively traded are classified within Level 3 of the valuation hierarchy.

The table below presents a reconciliation of all securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

					R$ thousand
	Trading securities	Assets Derivative	Liabilities Derivatives	Available-for-sale securities	Total
Balance on December 31, 2020	319,434	19,295	(246,472)	10,545,463	10,637,720
Recognized in income	93,991	-	-	226,353	320,344
Recognized in other comprehensive income	-	-	-	242,215	242,215
Acquisitions	45,106	56,114	(154,327)	1,676,991	1,623,884
Disposals	(28,306)	-	-	(1,018,124)	(1,046,430)
Maturities	-	-	-	(951,261)	(951,261)
Transfer to other levels (1)	-	-	-	345,197	345,197
Balance on September 30, 2021	430,225	75,409	(400,799)	11,066,834	11,171,669

(1) These instruments were reclassified between levels 2 and 3, as there is an impact on credit risk and the spread curve has unobservable parameters. When there is an increase in this credit risk, the papers are transferred from level 2 to level 3 and when there is a reduction, the papers are transferred from level 3 to level 2.

Sensitivity analysis for financial assets classified as Level 3 (unobservable inputs):

					R$ thousand
	Scenarios	On September 30, 2021		On December 31, 2020	
		Impact on income	Impact on shareholders' equity	Impact on income	Impact on shareholders' equity
Interest rate in Reais	1	-	(84)	(25)	(177)
	2	(3)	(20,697)	(3,672)	(29,423)
	3	(5)	(38,148)	(6,971)	(59,072)
Price indexes	1	(3)	(2)	(4)	-
	2	(246)	(177)	(83)	-
	3	(487)	(347)	(165)	-
Exchange coupon	1	-	-	-	-
	2	-	-	-	(8)
	3	-	-	-	(17)
Foreign currency	1	-	-	-	(22)
	2	-	-	-	(608)
	3	-	-	-	(1,216)
Equities	1	(1,574)	(8)	(671)	(7)
	2	(39,343)	(190)	(15,373)	(187)
	3	**(78,686)**	**(380)**	**(33,542)**	**(375)**

The sensitivity analyses were carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$5.44, a scenario of R$5.50 was applied, while for a 1-year fixed interest rate of 8.99%, a scenario of 9.00% was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.44, a scenario of R$6.80 was applied, while for a 1-year fixed interest rate of 8.99%, a 11.23% scenario was applied. The scenarios for other risk factors also accounted for 25% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$5.44 a scenario of R$8.16 was applied, while for a 1-year fixed interest rate of 8.99%, a 13.48% scenario was applied. The scenarios for other risk factors also accounted for 50% stresses in the respective curves or prices.

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not measured at fair value in the statement of financial position, classified using the hierarchical levels:

										R$ thousand
	On September 30, 2021					On December 31, 2020				
	Level 1	Level 2	Level 3	Fair Value	Book value	Level 1	Level 2	Level 3	Fair Value	Book value
Assets										
Interbank investments	-	106,842,959	-	106,842,959	106,837,743	-	191,196,047	-	191,196,047	191,147,208
Securities held to maturity	80,109,898	5,811,823	240,781	86,162,502	83,787,333	102,937,411	6,557,341	235,721	109,730,473	99,813,090
Loans	-	-	585,039,528	585,039,528	580,242,400	-	-	513,945,753	513,945,753	509,333,011
Liabilities				-						
Deposits from banks	-	-	295,081,037	295,081,037	294,867,358	-	-	267,240,795	267,240,795	267,280,167
Deposits from customers	-	-	560,071,301	560,071,301	559,784,610	-	-	545,341,621	545,341,621	545,292,743
Securities issued	-	-	141,026,940	141,026,940	148,786,290	-	-	143,988,723	143,988,723	144,903,825
Subordinated debt	-	-	50,786,914	50,786,914	50,009,878	-	-	54,192,090	54,192,090	53,246,232

Below we list the methodologies used to determine the fair values presented above:

Interbank investments: Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. Fair value for fixed-rate transactions was determined by discounted cash flow estimates using interest rates approximately equivalent to our rates for new transactions based on similar contracts. Where credit deterioration has occurred, estimated cash flows for fixed and floating-rate loans have been reduced to reflect estimated losses.

Held-to-maturity securities: Financial assets are carried at amortized cost. Fair values are estimated according to the assumptions described in Note 3(d). See Note 9b (III) for further details regarding held-to-maturity securities.

Loan: The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent to the type of loan at each reporting date. The fair values for non-performing loans are based on discounting cash flows or the value of underlying collateral.

The non-performing loans were allocated into each loan category for purposes of calculating the fair-value disclosure. Assumptions regarding cash flows and discount rates are based on available market information and specific borrower information.

Deposits from banks and clients: The fair value of fixed-rate deposits with stated maturities was calculated using the contractual cash flows discounted with current market rates for instruments with similar maturities and terms. For floating-rate deposits, the carrying amount was considered to approximate fair value.

Funds from securities issued: The carrying values of funds from securities issued approximate the fair values of these instruments.

Subordinated debt: Fair values for subordinated debts were estimated using a discounted cash flow calculation that applies interest rates available in the market for similar maturities and terms.

b) Recurring and non-recurring net income

According to BCB Resolution no. 2/2020 (Article 34) and Bradesco Organization's policy for evaluating and measuring non-recurring events, we present below the recurring and non-recurring net income for the periods:

Our consolidated net income in the nine month period ended September 30, 2021, was R$18,775 million, the recurring net income was R$19,602 million and the non-recurring net income was R$(826) million, which is not expected to occur in future years, below we detail:

Non-recurring events in the six months ended on September 30, 2021: i. Amortization of Goodwill - R$(782) million: Amortization of goodwill due to expected future profitability, related to the atypical acquisition for the Organization's businesses considering the history of other acquisitions of the Organization, where we do not expect to have these effects beyond the next two years; and ii. Others – R$(44) million.

Our net income in the six months ended on September 30, 2020 was R$11,082 million, the recurring net income was R$12,657 million and the non-recurring net income was R$(1,575) million, net of taxes, below we detail:

Non-recurring event in the six months ended on September 30, 2020: i. Amortization of Goodwill - R$(1,092) million: Amortization of goodwill for expected future profitability, related to the atypical acquisition considering the history of other acquisitions of the Organization; and ii. Provision for Restructuring – R$(483) million, related to restructuring mainly in the branch network.

c) Investment funds and portfolios

The Organization manages investment funds and portfolios with net assets which, on September 30, 2021, amounted to R$1,075,328,911 thousand (R$1,023,287,047 thousand on December 31, 2020).

d) Consortium funds

		R$ thousand
	On September 30, 2021	On December 31, 2020
Monthly estimate of funds receivable from consortium members	720,942	639,242
Contributions payable by the group	41,172,471	35,489,135
Consortium members - assets to be included	36,467,934	31,182,122
Credits available to consortium members	7,459,394	7,069,000

	In units	
	On September 30, 2021	On December 31, 2020
Number of groups managed	3,555	3,436
Quantity of assets pending delivery	140,212	144,368
Quantity of total delivered assets	2,221,283	2,211,946
Quantity of total active consortium members	1,525,952	1,529,142
Quantity of total dropouts and cancellations	1,479,463	1,457,884
Default rate	3.28%	3.38%

	In units			
	For the three-month period ended September 30		For the nine month period ended September 30	
	2021	2020	2021	2020
Quantity of assets delivered in the period	55,134	52,920	159,037	144,837
Quantity of active consortium members in the period	99,284	71,531	243,762	139,776
Quantity of dropouts and cancellations in the period	68,853	71,168	212,729	136,046

e) In 2021, there were changes in the rules of compulsory collection as follows:

Description	Previous Rule	Current Rule
Time Deposits	BCB RESOLUTION No. 21, OF OCTOBER 2, 2020 (Revoked) It will be applied on the base of the compulsory deposit at a rate of: I- 17% until the period of calculation which starts on March 15, 2021 and ends on March 19, 2021. II- 20% from the calculation period which starts on March 22, 2021 and ends on March 26, 2021.	BCB Resolution No. 78, of March 10, 2021 It will be applied on the base of the compulsory deposit at a rate of: I- 17% until the period of calculation which starts on November 22, 2021 and ends on November 26, 2021, with adjustment on December 6, 2021. II- 20% from the calculation period which starts on November 29, 2021 and ends on December 6, 2021, with adjustment on December 13, 2021
	BCB Resolution No. 78 of 03/10/2021 defines: Rate applied to calculate the compulsory collection requirement: I - 17% up to the calculation period starting on 11/22/2021 and ending on 11/26/21, with adjustment on 12/06/2021. II - 20% from the calculation period starting on 11/29/2021 and ending on 12/03/2021, with adjustment on 12/13/2021.	Resolution BCB No. 145 of 09/24/2021 consolidated the compulsory collection rules and defined them. - Determination of the compulsory collection requirement applying a 20% rate. - Possibility of Deduction based on the value of the Total Financial Limit for Forward Liquidity Line (LLT) operations, limited to the value of 3% of the calculation base of the reserve requirement requirement. It enters into force from the calculation period from 11/08/21 to 11/12/21, whose adjustment will take place on 11/22/2021.

f) Since March 11, 2020 the World Health Organization (WHO) declared COVID-19, which originated in China at the end of 2019 and spread throughout the world, a pandemic resulting in a significant increase in the restrictions of national and international travel, downtime for many businesses and services in virtually all countries, government orders of social isolation to slow the spread of the virus, among other restrictions, generating an environment of strong financial volatility and increasing uncertainties, in addition to social, economic and employment instability. The COVID-19 pandemic has brought great challenges and uncertainties to the whole world, being considered the largest pandemic ever seen, according to the WHO. The crisis caused as a result of the pandemic can be observed from the beginning of March 2020 generating certain negative impacts on the Brazilian economy, such as (i) higher risk aversion, with pressures on the exchange rate; (ii) greater difficulties in foreign trade; and (iii) increase in the uncertainties of economic agents.

In order to mitigate the impacts of this crisis, governments and central banks around the world have intervened in the economy of their countries and have adopted unconventional measures, like the closing of non-essential economic activity and actions of monetary stimulus, with the practice of zero interest in addition to fiscal expansion.

In Brazil, various measures have been adopted, including some directly impacting the liquidity of the financial markets, the credit markets, monetary and fiscal policy and exchange rates. In this context, in addition to the various measures taken by the Monetary Policy Committee (COPOM) and the Central Bank of Brazil, such as interest rate changes, the National Monetary Council and the Federal Government approved, in extraordinary meetings, diverse measures to help the Brazilian economy tackle the adverse effects caused by the virus.

The Executive and Legislative Powers acted to approve bills that minimize the repercussion of COVID-19, including proposing the temporary suspension of taxes (such as the relaxation of the IOF on loans and the deferral of payment of PIS/COFINS) and granting tax benefits to the sectors of the economy/workers most affected.

We cannot control, and nor can we predict what measures or policies the government may adopt in response to the current or future economic situation in Brazil, nor how the intervention or government policies will affect the Brazilian economy and how they will affect our operations. Below we highlight the main items of our statement of financial position which may potentially be impacted:

- **Financial instruments:** whose market value may vary significantly given the price volatility of these assets, especially those issued by private companies that have a higher credit risk;
- **Loans:** there was a worsening of the economic situation, as well as the updating of prospective scenarios in order to capture the current and future events resulting from the pandemic, increasing the risk of credit operations, resulting in a migration between credit ratings and, consequently, a higher level provisioning;
- **Deferred tax assets:** whose recoverability depends on future taxable profits, which may be affected depending on the consequences of the pandemic event if it extends over a long period of time;
- **Intangible assets:** may have their recoverable amount impacted on the basis of the changes caused by the crisis to their main assumptions of realization, such as the rates of returns initially expected;
- **Funding:** volatility, as well as uncertainties in credit and capital markets, generally reduces liquidity, which could result in an increase in the cost of funds for financial institutions, which may impact our ability to replace, appropriately and at reasonable costs, obligations that are maturing and/or the access to new resources to execute our growth strategy;
- **Technical provisions of insurance and pension resources:** that depending on the evolution of the crisis can be impacted negatively given the possible increase in the level of claims, mainly in the "life" segment and a higher frequency of claims from "health" policyholders with the increased use of hospitals, furthermore, we may experience higher demand for early redemptions by pension plan participants, which would impact our revenues through a reduction in the management fees we charge; and
- **Civil and labor provisions:** the number of labor lawsuits may increase as a result of third party suppliers that go bankrupt as Bradesco may be considered co-responsible in these lawsuits. It is also possible that we could experience a greater volume of civil processes, mainly involving reviews and contract renewals.

Bradesco's Crisis Committee continues to assess the pandemic scenario and report to the Board of Directors, regarding the assessments of the evolution of the pandemic and its reflexes in our operations and society. In addition, we have a Segment Governance meeting - Covid, which plays an important role in verifying various points and the scope of these actions in the Organization. We

remain with the Business Continuity Plan (PCN) active, prioritizing remote work in administrative centers and maintaining the rotation of employees from the branch network. Faced with the context of the pandemic, the Organization continues to strengthen its mentality towards the digital environment in a consistent and timely manner, with the aim of minimizing the impacts involved.

One of the main objectives of our risk management structure is to monitor the allocation of capital and liquidity, aiming to maintain the levels of risk in accordance with the limits established and, in addition, monitor the economic scenarios actively (national and international), as well as the evolution of the COVID-19 pandemic and will make every effort to maintain the fullness of our operations, the services to the population, and the stability of the national financial system.

We offer emergency lines of credit to companies, such as funds for financing of payrolls, as well as the extension of the installments of loan operations to individuals for which the amounts in question, up to the date of approval of these financial statements, were imaterial.

The measurements of the future financial and economic impacts related to the pandemic will continue to be assessed, although, they possess a certain level of uncertainty and depend on the development of the pandemic, part of the impact of the pandemic is already reflected in the level of provisioning, however your duration or deterioration cannot yet be predicted, which could continue adversely affecting the global and local economy for an indefinite period of time, which negatively affects the results of financial institutions and, consequently, the performance of our operations.

g) On July 29, 2020, Law No. 14,031 was sanctioned, amending, from the fiscal year of 2021, the tax treatment incident on the exchange rate variation of the portion with risk coverage (hedge) of the value of the investment made by financial institutions and other institutions, authorized to operate by the Central Bank of Brazil, in a subsidiary, associated company, branch, branch office or branch domiciled abroad, registered in accordance with the regime of competence, which should be computed in determining the real income and on the base of the Social Contribution on Net Income (CSLL) of the investing legal entity, domiciled in Brazil, in the ratio of: (i) 50%, in 2021; and (ii) 100%, from the fiscal year of 2022.

h) On October 8, 2021, Banco Bradesco SA ("Bradesco") announced to the market, its shareholders, customers and employees that, through its subsidiary Bradescard Elo Participações SA, it entered into an agreement with BB Elo Cartão Participações SA, a subsidiary of Banco do Brasil SA, a contract for the purchase of its 49.99% stake in Banco Digio SA ("Digio"), for the amount of R$625 million for this stake, Bradesco will indirectly hold 100% of the capital Digio's social

This transaction is in line with Bradesco's strategy of investing in digital companies, complementing its operations in a diversified manner and reaching different audiences, with different models.

The completion of the transaction is subject to approval by the Central Bank of Brazil and the Administrative Council for Economic Defense, in addition to the fulfillment of other necessary formalities.

i) On October 10, 2021, the State Treasury refunded to Banco Bradesco the amount of R$143,850 thousand, which impact on the accounting result, related to the undue payment of the Additional State Income Tax (AIRE), since the above tax was declared unconstitutional by the Supreme Court.

j) On October 25, 2021, Bradesco Leasing SA – Arrendamento Mercantil, as the successor of BCN Leasing Arrendamento Mercantil SA, joined the Incentive Installment Program of the São Paulo City Hall – "PPI" and made, on October 29, of 2021, the payment in cash in favor of the aforementioned Municipality of ISS debt, with a gross impact on the accounting result, in the amount of R$(466,869) thousand.

Management Bodies

Base Date November 3, 2021

Board of Directors

Chairman
Luiz Carlos Trabuco Cappi

Vice Chairman
Carlos Alberto Rodrigues Guilherme

Members
Denise Aguiar Alvarez
Milton Matsumoto
Alexandre da Silva Glüher
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior - Independent Member
Walter Luis Bernardes Albertoni - Independent Member
Paulo Roberto Simões da Cunha - Independent Member
Rubens Aguiar Alvarez

Board of Executive Officers

Executive Officers
Chief Executive Officer
Octavio de Lazari Junior

Executive Vice-Presidents
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara

Managing Officers
Moacir Nachbar Junior
Walkiria Schirrmeister Marchetti
Guilherme Muller Leal
João Carlos Gomes da Silva
Bruno D´Avila Melo Boetger
Glaucimar Peticov
José Ramos Rocha Neto

Deputy Officers
Antonio José da Barbara
Edson Marcelo Moreto
José Sérgio Bordin
Leandro de Miranda Araujo
Roberto de Jesus Paris
Edilson Wiggers
Oswaldo Tadeu Fernandes

Department Officers
Ademir Aparecido Correa Junior
André Bernardino da Cruz Filho
André Ferreira Gomes
Antonio Carlos Melhado
Antonio Daissuke Tokuriki
Carlos Wagner Firetti
Clayton Camacho
Edilson Dias dos Reis
Fernando Antônio Tenório
Fernando Freiberger
Fernando Honorato Barbosa
José Augusto Ramalho Miranda
José Gomes Fernandes
Julio Cardoso Paixão
Klayton Tomaz dos Santos
Layette Lamartine Azevedo Júnior
Leandro José Diniz
Manoel Guedes de Araujo Neto
Marcio Henrique Araujo Parizotto
Marcos Aparecido Galende
Marlos Francisco de Souza Araujo
Mauricio Gomes Maciel
Paulo Eduardo Waack
Roberto Medeiros Paula

Officers
Adelmo Romero Perez Junior
Alessandro Zampieri
Alexandre Cesar Pinheiro Quercia
Alexandre Panico
André David Marques
André Luis Duarte de Oliveira
Carlos Alberto Alástico
Carlos Henrique Villela Pedras
Carlos Leibowicz
Carolina Salomão Fera
Cintia Scovine Barcelos de Souza
Cristina Coelho de Abreu Pinna
Edmir José Domingues
Francisco José Pereira Terra
Jeferson Ricardo Garcia Honorato
Jefferson Ricardo Romon
José Leandro Borges
Juliano Ribeiro Marcílio
Júlio Cesar Joaquim
Marcos Valério Tescarolo
Marina Claudia Gonzalez Martin de Carvalho
Mateus Pagotto Yoshida
Nairo José Martinelli Vidal Júnior
Nilton Pereira dos Santos Junior
Renata Geiser Mantarro
Roberto França
Romero Gomes de Albuquerque
Rubia Becker
Ruy Celso Rosa Filho
Vasco Azevedo

Regional Officers
Alberto do Nascimento Lemos
Altair Luiz Guarda
Altair Naumann
Amadeu Emilio Suter Neto
André Vital Simoni Wanderley
César Cabús Berenguer Silvany
Deborah D'Avila Pereira Campani Santana
Delvair Fidêncio de Lima
Hebercley Magno dos Santos Lima
José Flávio Ferreira Clemente
José Roberto Guzela
Marcos Daniel Boll
Nelson Veiga Neto
Paulo Roberto Andrade de Aguiar
Rogerio Huffenbaecher
Telma Maria dos Santos Calura

Committees Subordinated to the Board of Directors

Statutory Committees

Audit Committee
Alexandre da Silva Glüher - Coordinator
Amaro Luiz de Oliveira Gomes – Qualified Member
Paulo Ricardo Satyro Bianchini
José Luis Elias

Remuneration Committee
Luiz Carlos Trabuco Cappi – Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Alexandre da Silva Glüher
Maurício Machado de Minas
Fabio Augusto Iwasaki (Non-Manager)

Non-Statutory Committees

Ethics Integrity and Conduct Committee
Milton Matsumoto - Coordinator
Carlos Alberto Rodrigues Guilherme
Alexandre da Silva Glüher
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior
Glaucimar Peticov
Ivan Luiz Gonjito Junior
Renata Geiser Mantarro

Risk Committee
Maurício Machado de Minas - Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
André Rodrigues Cano

Nomination and Succession Planning Committee
Luiz Carlos Trabuco Cappi - Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Alexandre da Silva Glüher
Maurício Machado de Minas
Octavio de Lazari Junior
André Rodrigues Cano
Glaucimar Peticov

Sustainability and Diversity Committee
André Rodrigues Cano - Coordinator
Luiz Carlos Trabuco Cappi
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Alexandre da Silva Glüher
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Octavio de Lazari Junior
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Moacir Nachbar Junior
Glaucimar Peticov
Oswaldo Tadeu Fernandes
Carlos Wagner Firetti

Committee Subordinated to the Chief Executive Officer

Disclosure Executive Committee
Leandro de Miranda Araujo - Coordinator
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior
Antonio José da Barbara
Oswaldo Tadeu Fernandes
Ivan Luiz Gontijo Junior
Carlos Wagner Firetti
Antonio Campanha Junior

Fiscal Council

Sitting Members
Domingos Aparecido Maia – Coordinator
Ariovaldo Pereira
José Maria Soares Nunes
Ivanyra Maura de Medeiros Correia
Cristiana Pereira

Deputy Members
João Carlos de Oliveira
João Batista de Moraes
Mário Luna
Eduardo Badyr Donni
Ava Cohn

Ombudsman Department
Nairo José Martinelli Vidal Júnior - Ombudsman

General Accounting Department
Marcelo da Silva Rego
Accountant – CRC 1SP301478/O-1

To
Shareholders and Board of Directors of
Banco Bradesco S.A.
Osasco - SP

Introduction

We have reviewed the interim consolidated balance sheet of Banco Bradesco S.A. ("Bradesco" or "Bank"), as of September 30, 2021 and the related statements of income and comprehensive income for the three and nine-month periods then ended and changes in shareholders' equity and cash flows for the nine-month period then ended, including the main explanatory notes.

Management of Bradesco is responsible for the preparation of this consolidated interim financial information in accordance with accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil. Our responsibility is to express a conclusion on this interim consolidated financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review (NBC TR 2410 - *Revisão de Informações Intermediárias Executada pelo Auditor da Entidade* and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim consolidated financial information does not present fairly, in all material respects, the consolidated financial position of Bradesco as at September, 30, 2021, the consolidated performance of its operations for the three and nine-month periods then ended and its consolidated cash flows for the nine month period then ended, in accordance with the accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil.

Other matters - Statement of Added Value

The interim consolidated financial information, related to the Statement of Value Added ("DVA") for the nine-month period ended as at September 30, 2021, prepared under Bradesco Management responsibility, and which presentation is not required in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, were subject to review procedures performed together with the review of the consolidated interim financial information of the Banco Bradesco S.A. For the purposes of forming our opinion, we assessed whether these statements are reconciled with the financial information and accounting records, as applicable, and if their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Added Value. Based on our review, we are not aware, of any fact that could lead us to believe that they were not prepared, in all material respects, consistently with the consolidated interim financial information taken as a whole.

São Paulo, November 4th, 2021

KPMG Auditores Independentes
CRC 2SP-028567/F
Original report in Portuguese signed by

Cláudio Rogélio Sertório
Contador CRC 1SP212059/O-0

The members of the Fiscal Council, in the exercise of their legal and statutory duties, examined the Management Report and the Financial Statements of Banco Bradesco S.A., for the third quarter of 2021, and, in view of the report of KPMG Auditores Independentes, are of the opinion that the aforementioned documents adequately reflect the equity and financial situation of the Company.

Cidade de Deus, Osasco, SP, November 4, 2021

Domingos Aparecido Maia

Ariovaldo Pereira

José Maria Soares Nunes

Ivanyra Maura de Medeiros Correia

Cristiana Pereira

For further information, please contact:

Leandro Miranda

Executive Deputy Officer and Investor Relations Officer

Carlos Wagner Firetti

Controllership and Market Relations Officer

Phone: (11) 2194-0922

investidores@bradesco.com.br

Cidade de Deus, s/n - Prédio Vermelho – 3rd floor

Osasco-SP

Brazil

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bradesco

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